

082-34818

12-31-08
AR/S

IRKUT Corporation, JSC

Annual Report for 2008

Scientific Production
Corp. IRKUT

2009

Content

Company's profile

Irkut Corporation, JSC, entering into the Russian United Aircraft Corporation "UAC", is one of leaders of the Russian aviation industry and involved in designing, manufacture, sale and after-delivery service of military and civil aircraft.

The corporation originates from the Irkutsk Aviation Plant that for 75 years of its existence has mastered and manufactured more than 20 types of aircraft. In the course of formation and development the Corporation included known Russian design bureaus and the factories with rich history of developing and manufacture of the best Russian aircraft. Among them are the Taganrog aviation scientific and technical complex of G.M.Berieva, known all over the world as the unique centre of amphibian aircraft, and Yakovlev Design Bureau, the leading Russian developer of different combat aircraft, trainers and middle-short range civil airliners.

The basic product of Irkut Corporation is the most demanded at present day world armament market the Su-30Mk family combat aircraft. The company is the head executor of Su-30MKI production program for the Air Forces of India, including the aircraft production program under license, it delivers aircraft for the Air Forces of Algeria and Malaysia. The Corporation also develops and manufactures unique multi-purpose amphibians Be-200, combat-trainers Yak-130, and pilotless air vehicles. Today Irkut Corporation is the leader of Russian aviation industry in the field of the international cooperation. The company successfully carries out the program of components assembly for Airbus passenger planes and, in cooperation with EADS, converts the A320 family planes in cargo versions.

In long term development strategy of "UAC", Irkut Corporation carries out gradual transition to civil aircraft production. The Corporation is the leading developer of the advanced new generation passenger aircraft MS-21 intended for updating of Russian short/medium range civil aircraft fleet, as well as the foreign airlines. The new project is based on the advanced design and production technologies of modern domestic and foreign aviation industry.

Irkut Corporation, JSC became the first Russian aircraft company that has the financial report system corresponding to the international standards. In March, 2004 Corporation - for the first time in history the Russian aircraft and defense industry - has successfully conducted primary public placing (IPO) of 23,3 % stock at stock exchange among the Russian and foreign investors. In November, 2006 the Company became a part of the Russian United Aviation Corporation (UAC), playing the important role in the process of Russian aviation industry consolidation.

By the end of 2008 Irkut Corporation stock of orders had reached over $3,8 billion. The Corporation is responsible for more than 15% of the Russian weapon export. For several years the Corporation shows stable growth of gain and production efficiency. In 2008 the Corporation gain was about $1,25 billion, 22% more than in 2007. The Corporation enterprises are located in several regions of Russia, with more than 14.000 people working on them.

Within the last five years the US Defense News editors has been placing Irkut Corporation into "100 Top World Leaders" rating of military-industrial complex. In 2007 and 2008 the Corporation was nominated as the "Company of the Year» among the military-industrial complex. The Irkutsk aviation plant became the first enterprise in Russia that received certificates of compliance to Airbus and EN9100 standards.

Activity key indicators

Earnings – $1,25 billion (22% more than in 2007)

Gross profit - $400 million (30% more than in 2007)

Stock of orders by the end of the year – $3,8 billion

Deliveries - more than 30 units of different aircraft

Growth of average annual output per employee reached 34%

Diversified portfolio of projects

IRKUT Corporation projects are diversified by market segments, regions and time of delivery

Su-30MK Aircraft photo	**Yak-130** Aircraft photo	**MS-21** Electronic model	**Components deliveries** Airbus A320 photo or components' electronic model	**A320 conversion** Airbus A320 photo or cargo version electronic model	**UAV** Vehicle photo	**Be-200** Aircraft photo	**A-002M** photo
Su-30MK production and delivery to foreign customers	Organization of serial production and effective operation of combat/trainer Yak-130 family	Development, organization of serial production and effective operation of MS-21 middle-short range passenger aircraft family	Organization of aircraft components production in frames of international cooperationв	Joint IRKUT-EADS/Airbus business organization on Airbus A320/321 passenger aircraft conversion in cargo versions.	Development, production, delivery and post delivery support of UAV family vehicles with take-off weight range from 3 up to 1000 kg	Production, delivery and post delivery service amphibian aircraft Be-200	Development, production, delivery and post delivery support of light general aviation aircraft
Map (markets) India, Malaysia, Algeria	Map (markets) Russia Algeria	Map (markets) Russia	Map (markets) France, Germany	Map (markets) Germany	Map (markets) Russia Israel	Map (markets) Russia Azerbaijan	Map (markets) Russia
License production in India was started	Contract fulfillment has started for 16 aircraft delivery to foreign customer The Joint State Flight Tests are going on .	The pilot project was approved, The first stage of preliminary design review was carried out, the program efficiency indexes are evaluated now.	The first batch of components was delivered, serial production preparations are going on.	Business case of the joint venture was developed; joint venture is registered; Germany's antimonopoly authorities issued the approval, joint design is begun.	Design and development works completion, small-scale production.	Delivery of planes to watch during a season of fires is organized	10 air vehicles are in serial production. One vehicle is delivered to "Irkutskenergo" JSC

Address of the Chairman of the Board of Directors

2008 was marked by further active consolidation of Russian aviation industry. Irkut Corporation, JSC became a part of this important process. As a result of offer to minority shareholders of Irkut Corporation, JSC, "UAC", JSC part, together with affiliated companies' in Irkut Corporation authorized capital stock has reached 92,79%. In current 2009 "UAC", JSC is planning also to propose to private shareholders of associated companies to accept the single share. It is supposed that by 2015 all basic activities of structural reorganization of the aviation branch in "UAC", JSC will be finished.

I would like to emphasize that UAC rates of development in 2008 have essentially exceeded industry-wide indexes. The consolidated profit (according to IRFS data) of UAC enterprises for the accounting period has grown by 21% and has reached 85,174 billion rubles. The major contribution to these achievements was brought by Irkut Corporation. In 2008 the share of Irkut Corporation in general volume of Russian aviation industry deliveries has reached 30%.

For the second year Irkut Corporation profit, according to Ministry of Finance, exceeds $1 billion, in 2008 - $1 247 971 thousands that is 22% more than in 2007. During the last years the company shows positive dynamics on the basic indicators of activity. Considering a serious portfolio of orders and demanded perspective products, we expect that this tendency will persist.

Irkut Corporation actively invests own and involved resources in development, technological re-equipment and research and development programs. Such programs as the project of middle-short range MC-21 aircraft, the international cooperation with the European concern EADS on transport aircraft, start of Jak-130 trainer serial production – form today the image of Corporation. All this demands considerable capital investments, and in the conditions of instability at the financial markets and considerable reduction of access to credit resources – it requires the special approach to planning and management of these projects. Thereby, the general meeting of shareholders has made decision that all net profit for 2008 should be directed in enterprise development fund without paying dividends.

For the last year the role of the government order has considerably increased in Russian aircraft industry. Support of the aviation industry enterprises is provided by federal target programs and the State budget. For Irkut Corporation it was expressed in financing of the project of perspective middle-short range MC-21 aircraft and the program of the international industrial cooperation. These trends form today a perspective product line of Corporation with accent on civil and transport aircraft.

High technological level of production facilities, perspective scientific and technical reserves and projects of Design offices, successful experience of close cooperation with Russian and foreign customers, the big portfolio of export and national orders provide today a leading place for Irkut Corporation in realization of the basic directions of development of national aviation industry.

It is planned that during formation of structural business units of "UAC", JSC a new division - «Commercial aircraft", will be founded on the basis of Irkut Corporation that must work in transport planes field for civil and state services.

According to approved in the beginning of 2008 strategy of "UAC", JSC, not less than 50% of profit will be formed at the expense of civil aircraft deliveries; half of that will be delivered for export. Realization of UAC strategy should provide the contribution of the aviation industry to the decision of key Russia economic problems: a diversification of industrial growth and an additional increase of rates of economic growth of the country over amount that can be reached in mostly raw material economy.

It is obvious today that the next years will not be simple for the industry in general and for aviation sector in particular. Global economic recession has led to serious reduction of production both in Russia, and all over the world. This, certainly, influences business of "UAC", JSC and its member – Irkut Corporation. However, the formed state order, and a number of government measures for supporting the branch, portfolio of orders and perspective projects diversification, are intended to provide stability of the company in this hard time. The management task today is to organize control and costs reduction, accurate observance of production plans, active work on new projects.

I would like to thank the Corporation Board of Directors, management and employees for active work last year and also to express hope for fruitful joint activity in the future. Special gratitude is to investors and shareholders of Corporation. I firmly convinced that the Board of Directors and management will work successfully in the further over the increase of shareholder value of the company and its development in favour of shareholders.

Address of President of Irkut Corporation

Irkut Corporation, JSC has confidently coped with financial and industrial problems in 2008. In the accounting period the company has fully and in time carried out all of the contract obligations. We have reached good results in production efficiency increase, labor productivity rates increase and production capacities loading, development of industrial base and optimization of expenses. The Corporation financial position is stable, and its basic dynamics rates of growth considerably exceed average industry level.

In 2008 profit of Irkut Corporation has reached record volume of $1 247 971 thousands, 22% more than the previous year [MD&A]. The Gross profit of the company in 2008 has increased by 30 % and reached $400 022 thousand [MD&A]. Total profitability was 32 % that is by 2% above the previous year data [MD&A]. The portfolio of orders by the end of 2008 was $3,8 billion (Corporation data).

At the same time, the situation developed in world economic in 2008, has led to the loss in balance (according to IFRS data) of $34 886 thousands [MD&A]. Main reasons – are overestimation of some financial assets and negative exchange difference. I would like to notice that in spite of ramp up of interest rates at the financial market the Corporation has kept expenses on corporate debt service at level of 2007. The average rate under debt obligations was 9,06 % that is only 1,34% more than in 2007. Besides, in 2008 the loan portfolio has decreased by 18,3%. [MD&A]

The financial and economic world crisis has led to considerable drop of industrial production level, national currency rate decrease, and high volatility at the financial markets. Stock quotes of the industrial enterprises have considerably decreased at all basic stock exchanges of the world. Russia has not become an exception; these processes have also affected the shares of Irkut Corporation. Nevertheless, we have fulfilled all our obligations, both to creditor banks, and to shareholders and once again have confirmed the high class as the borrower. In April 2009 Irkut Corporation has also fully paid off in due time the Credit Linked Notes – CLN in the amount of $125 millions.

Key Irkut Corporation projects were proceeding successfully in accounting year. The basic product of Corporation - Su-30MK family aircraft have been delivered to foreign customers. We began delivery of wings for Yak-130 trainer in scope of the state contract on delivery of these planes to Russian Ministry of Defense. The assembly activity of the first batch of Yak-130 aircraft has begun at Corporation production facilities for the foreign customer. We have developed full-scale works on MS-21 project and have successfully gone through the pilot project stage. The Corporation has carried out for the first time the delivery of Be-200 aircraft to foreign customer. The state contract on program of the international industrial cooperation has been signed, and deliveries of fin beam components for EADS A320 plane have also begun.

Especially I would like to notice that according to the new competence within the scope of activity profiles division in "UAC", JSC structures, Irkut Corporation has put a lot of time, means and efforts in formation of a new field of activity - developing of civil aircraft MS-21. The integration of the developed production processes of Corporation with innovative design work will allow us to gain qualitatively new experience and to occupy the niche in national passenger aircraft industry.

In 2008 there have been continued, though not in former scales, works under the program of industrial base modernization. We have begun deep transformations of production processes on the basis of economical manufacture (lean management). The primary goal is to increase the efficiency of activity at the expense of increase of production capacity and internal expenditures control. Last year the output of aircraft components for international cooperation program has been increased in 3 times with reduction of expenses for their manufacture, the efficiency of advanced machining processes increased by 20 %.

There is very a important and at the same time not easy year for Corporation ahead. Among the priority tasks are the most serious projects: Yak-130 state tests completion, definition of MC-21 family aircraft configuration and conducting PDR, increase the output of components under the program of international cooperation, release of the working design documentation and the beginning details manufacture for converting A320/A321 planes in cargo version. In the scope of production efficiency increase we have made our mission to reduce the production cycles, to decrease ratio of labour to output and to optimize the industrial operating costs.

Basis of success of any industrial company today are high technologies plus highly skilled personnel, devoted to business. Irkut Corporation has these components in corpore. During the last years we have done huge work on technological re-equipment of our enterprises but, that is not less important, we have kept and acquire new young staff in our team. On behalf of management and shareholders of the company I with feeling of deep respect would like to thank workers of all enterprises entering into Corporation for their fruitful and selfless work.

Today we, as socially responsible company, do much for our employees. Irkut Corporation is one of the few in the branch that hires new personnel in this hard time, carries out programs on improvement of professional skill, provides the employee with high level working conditions and rest.

I would also like to express gratitude to shareholders of the company for support in the decision of production modernization and especially, for assistance in deployment of new perspective programs. Our partners in cooperation and suppliers play the major role in our hi-tech branch. We have successfully worked together in 2008, and I think, we will continue in 2009. Current year, as it is already clear today, will put before us not one challenge. But I firmly convinced that Irkut Corporation has all necessary components for their decision. Working together, in the environment of mutual understanding and mutual support we will become successful.

Main achievements

2008

UAC Formation

«UAC», JSC as a result of the obligatory offer to shareholders of Irkut Corporation, JSC has increased the share in an authorized capital of Corporation from 38,22 % to 80,9 %. The share of «UAC», JSC with subsidiaries has reached 92,79 %.

The main principles of «UAC», JSC development strategy until 2025 have been approved. The strategy is developed taking into account the government programs of civil and military aviation industry development.

Yak-130 serial production

Yak-130 aircraft are now at the stage of Joint state flight testing with base set of armament; tests for stability and controllability, and also flight-strength evaluation tests have been completed.

The deliveries of wings have begun for combat-trainer aircraft Yak-130, which are manufactured at "Sokol" aviation plant by order of RF Ministry of Defense.

Irkutsk aviation plant launched production of Yak-130 aircraft for foreign customer – Algerian Air Force.

Development of MC-21 short/medium-range airliner

President of Irkut Corporation Oleg Demchenko is appointed the Vice-president of "UAC", JSC on MC-21 passenger aircraft family program.

MC-21 program has successfully overcome the second stage of development process. Within the scope of the program the pilot project is successfully approved and Corporation , has announced tenders for development and delivery of the aircraft systems. The preliminary design has also started.

In parallel with MC-21 development the long-term program of modernization is carried out to meet requirements of civil aircraft market. This program involves the headquarters plant as well as all structural divisions that are taking part in MC-21 creation.

Su-30MKI deliveries

There have begun deliveries of technological kits of Su-30MkI fighters within the scope of the additional contract signed in 2007.

International industrial cooperation

Within the frame of industrial cooperation with concern EADS there have begun deliveries of fin beam components for A320 aircraft.

The state contract is signed under the program of international industrial cooperation that requires Corporation design and production facilities adaptation to new system of normative and technical requirements, perfection of Quality System control, development and certification of technological processes within the limits of cooperation with EADS and Airbus.

The program of converting Airbus A320/321

Irkut Corporation, JSC, «UAC», JSC and Airbus have signed the documents concerning the parties' activities within the scope of the program on converting Airbus A320/321 planes in cargo versions. Contracts cost is estimated in $360 million

During the Air Show at Farnborough in 2008 Airbus Freighter Conversion GmbH (AFC) Company has signed the contract on converting of 30 passenger A320/321 planes for the first customer – the Netherland leasing company AerCap. AFC Company has been founded in 2007 by «UAC», JSC, Irkut Corporation, JSC Airbus S.A.S. and EFW GmbH.

Unmanned Aerial Vehicles (UAVs)

Irkut Corporation" has presented Russian-Indonesian project on joint development and realization of Unmanned Aerial Vehicles "Irkut-10".

The advanced aviation remote sensing complex is intended for round-the-clock monitoring in a wide range of weather conditions and should provide receiving and transfer to the earth in real time terrain TV-, IR- and photo images as well as definition of co-ordinates of land objects by operator target designation, and also gathering, accumulation and processing of video information.

Be-200 program

Irkut Corporation has delivered the first multi-purpose amphibian Be-200 to the foreign customer – the Ministry of Emergency of Azerbaijan.

President of Irkut Corporation, Oleg Demchenko, and General Director of State Greek defensive company Hellenic Aerospace S.A., Tassos Philippakos, have signed the program of cooperation in the field of aircraft engineering. Within the scope of the program it is supposed to organize maintenance service of Be-200ChS planes, and also manufacturing of components in case of these planes purchase by Greece.

Productivity enhancement

Irkut Corporation has carried out a number of actions to decrease expenditures and to introduce the policy of "economical manufacture" (LEAN-management) at Irkutsk Aviation Plant. The new policy was accepted to raise labor productivity, to reduce production expenses in process of Su-30Mk fighters and components for Airbus A320 aircraft, as well as to accelerate implementation of new generation products, such as Yak-130 trainer aircraft.

The leader of branch

In 2008 Irkut Corporation was named the "Company of the Year» in nomination "Mechanical engineering-MIC" as the best company of Russia defense-industrial complex. The national award «Company of the Year», founded by RosBusinessConsulting group, is annually awarded by authoritative Advisory Council beginning from the end of 1990 to the most bright and dynamical players in the Russian market, forming new image of the Russian business.

Irkut Corporation, JSC is recognized as prize-winner of the sixth national award "IT Leader" in nomination «For comprehensive development». The award Organizers has noted special achievements of Corporation in application of information technology, both in the field of corporate management and in development, production and post delivery service of aviation products.

Events after the reporting date

February: during the international aviation exhibition «Aero India 2009» the Indian magazine FORCE has handed over to Irkut Corporation prize as the prime executor and the co-coordinator of the Su-30MKI program - the best program of India military-technical cooperation with the foreign states in sphere of combat aviation.

April: Irkut Corporation, JSC has carried out repayment of credit notes CLN (Credit Linked Notes) for the sum of $125 million and payment of last coupon.

Irkut Corporation, JSC is recognized as the national winner of Award «IT-Leader-2009» in nomination "Mechanical engineering".

May: the first flight of Yak-130 from twelve planes batch, ordered by the RF Ministry of Defense.

The Ministry of the Industry and Trade of the Russian Federation has summed up competition for a rank «the Best Russian Exporter of 2008». Following the results of competition Irkut Corporation is recognized as the winner in nomination "Aircraft Engineering".

Irkut Corporation became the winner of the competition conducted in frames of International salon "Collective Safety-2009".

June: The flight tests of serial Yak-130 combat-trainer aircraft has started for delivery to Algeria.

During rewarding ceremony of «The Best Russian Exporter of 2008» Irkut Corporation has been presented with the honorable diploma «The Best Russian Exporter of 2008» in nomination "Aircraft engineering".

Fundamental provisions of "UAC", JSC strategy of development up to 2025

The objective: acquisition of major world center for aircraft construction status with widely diversified products line.

Priority tasks in the field of Russian military, civil and transport aircraft development

- Satisfaction of requirements of the Russian state customers - Ministry of Defense, Ministry of Home Affairs, Ministry of Emergency Measures and others in modern aviation technology.
- Keeping of parity positions with American and European suppliers in the international markets of military aviation.
- Dynamical increase in sales of civil aircraft, produced by "UAC", JSC enterprises, in domestic market due to output of competitive products in comparison with foreign analogues.
- Winning of parity positions by 2025 in foreign markets of civil aircraft for selected market niches.

Target reference figures

- Formation of the balanced business portfolio at the expense of manufacture growth in civil aviation product segment.
- Restoration of industrial potential and manufacture development of the basic models of military-transport aircraft under the control of the national industry.
- Preservation and strengthening of leading positions in segment of combat aircraft to support of priorities in national safety.

UAC strategy provides 3 times growth of activity scope (by 2015 in comparison with 2007 on total revenue) mainly due to advanced growth of sales in segments of civil aircraft and military-transport aircraft. At the same time, the product line should be updated in all segments on the basis of intensification of research and development works.

Tactical problems of transitional period (2009-2012)

- Preservation of strategic positions of Russian armament on traditional markets of the USSR and the Russian Federation, realization of export contracts within the scope of military-technical cooperation with foreign states.
- Fulfillment of State defence order, first of all, at the expense of new models of aircraft deliveries.
- Supporting of old type's aircraft minimal production prograsm and maintenance of existing production lines efficiency.
- Realization of the investment program – technical re-equipping and re-structuring of the enterprises, creation of new industrial model for manufacture of new generation aircraft.
- Realization of Design offices integration programs and after-sales aircraft service development.

Irkut Corporation development priority guidelines

Irkut Corporation plays the important role in strategic plans of "UAC", JSC. The Corporation task – to create and develop a perspective products family with accent on civil and transport aviation. The basic activity trends are the following: Yak-130 combat-trainer production, development of advanced MC-21 short\medium-range airliner and realization of the international industrial cooperation programs.

Operational activity

- Su-30MK aircraft and its technological kit sets manufacture according to the existing contract obligations.
- Yak-130 joint state flight tests completion.
- Aircraft components production increase under the program of the international cooperation.
- Definition of MC-21 family aircraft configuration, PDR (preliminary design approval), launch of aircraft systems conceptual designing and preparations of manufacture within the limits of the approved design and production cooperation.
- Selection of systems and components basic suppliers under the program of the international cooperation.
- Release of the detailed engineering documentation, the beginning details manufacture for re-equipment of Airbus A320/A321 in cargo versions.

Tasks in the field of production efficiency increase

- Reduction of production cycles.
- Decrease of labour-output ratio of production processes.
- Optimization of production operational expenses.
- Introduction of economical manufacture system (LEAN-management).

Modernization of production guidelines

- Elimination of "bottlenecks" in machine-assembling manufacture and aggregates assembly manufacture.
- Manufacture and acquisition of equipment for production processes connected with Yak-130 and Airbus A320/321 conversion program.
- Further modernization of galvanic manufacture.
- Support of high level competence in the field of information technology due to acquisition of modern hardware and specialized software for design and technological works.

Market review

According to Ministry of Industry and Trade of Russia, in 2008 Russian aviation industry has kept the level of production reached in 2007. The total output was 226,6 billion rubles or 99,1% from previous year level. Meanwhile, the output in civil sector reached 102,7% from level of 2007.

In spite of continuing financial crisis, the long-term forecast for domestic and world segments of aviation markets, where Irkut Corporation operates, remains positive. Thus Irkut Corporation is well presented both in traditional military aviation market and in perspective market of civil aircrafts.

The basic competitive advantages of Corporation at these markets:

- The recognized and steady reputation of reliable partner and supplier;
- Successful operational experience in the world market of deliveries of aviation technology;
- Sufficient financial resources for successful innovative development;
- The Stable portfolio of orders for a long prospect;
- The Modern industrial-technological infrastructure with high level of economic efficiency and quality of manufacture;
- Successfully developing strategic partnership with EADS and Airbus.

Military aircraft market

At the moment Russia takes the second place in the world by export of military products; in 2008 the volume of the Russian deliveries of arms abroad made up $7,4 billion. The important place in structure of the Russian export occupies the aviation products, in particular multipurpose fighters of Su-30 and MiG-29 families.

Irkut Corporation occupies one of the leading positions among the Russian manufacturers of arms. Following the results of 2008 the Corporation was the fifth among the enterprises of Russian military-industrial complex. [Strategy and Technology Analysis Center data].

Russian military-industrial complex enterprises rating by earning from sales

№	Company	Sales earning, mil. rubl.		Export share, %	
		2008	2007	2008	2007
1	"Concern PVO "Almaz-Antey", JSC	114 912,0	79 869,0	50,9	56,0
2	Sukhoi Company, JSC	53 997,0	47 666,8	72,0	71,0
3	"NPK "Uralvagonzavod named after F.E.Dzerginsky", JSC	46 000,0	39 600,0		
4	Russian Helicopters, JSC	41 246,2	29 625,0	42,0	NA
5	Irkut Corporation, JSC	31 242,8	30 877,8	53,8	64,6
6	Tactical Missiles Corporation, JSC	30 200,0	28 402,0		56,5
7	KB "Priborostroenie", FSUE	15 182,9	12 680,0		89,0
8	Ufa Engine Industrial Association, JSC	14 960,4	15 829,9	82,8	91,2
9	NPO Saturn, JSC	9 143,3	15 779,3	19,7	5,4

10	Plant named after V.A. Degtyarev, JSC	6 842,9	6 019,5	25,0	24,0

Source: Strategy and Technology Analysis Center data

Multi-purpose fighters

Beginning from 2004 and up to 2008 the world new fighters deliveries market has reached 812 aircraft with the total cost of $39,16 billion [according to TC VPK news agency]. It is expected that in 2009 - 2013 944 planes in the amount of $60,30 billion will be delivered, and considerable part of this scope falls on Russia. According to experts evaluation the world market of multi-purpose fighters will stably grow for the next 5 years.

According to available portfolio of orders and taking into account running tenders, in period from 2004 up to 2013 not less than 2412 multi-purpose fighters will be sold in the world for the sum exceeding $117,28 billion. From this quantity market of new aircraft will make up not less than 1756 at the cost of $99,46 billion that makes 72,8 % from total, or 84,8 % from cost of worldwide deliveries.

The first place by number of aircraft in 2004 - 2013 occupies the USA (618 fighters for the sum of $40,92 billion). In 2004-2008 410 planes were delivered for export in the amount of $23,52 billion, and in the following five-years period the guaranteed deliveries will make up about 208 new aircraft for the sum more than $17,4 billion (the forecast is made on the basis of an available portfolio of orders on October, 2008). Decrease in predicted deliveries in 2009 - 2013 is caused by lack of proper regulation of the matter with contracts signing on serial production of fifth generation fighters F-35 Lightning II. Many participants of Joint Strike Fighter (JSF) project have reconsidered the plans on direct purchase of this plane and declared the international tenders in which F-35 Lightning II will participate on an equal basis with other competitors.

The second place in rating of suppliers of new fighters belongs to Russia (555 air vehicles for the sum of $21,86 billion) with stable package of orders: during the first five years' period 263 aircraft should be delivered for export in the amount of $9,236 billion, but during the next five years the deliveries will reach 292 new aircraft for the sum more than $12,32 billion. Russia will essentially strengthen its positions in 2009-2013 at the expense of stably growing portfolio of orders and will occupy a leading place in the world market by quantity of delivered aircraft.

Training aircraft

Prognosis of Forecast International, Inc. agency shows that in forthcoming five years (2009-2013) the volume of the world market of training aircraft is estimated in $9 billion. During this period 934 aircraft will be produced for export.

Unmanned Aerial Vehicles

It is supposed that for the next years the world market of anmanned aerial vehicles will be actively developed: according to Forecast International, during the period from 2007 up to 2017 there could be made transactions for a total sum of $17 billion in this field. American company Teal Group study shows that for the next 10 years annual world expenses on developing and acquisition of anmanned aerial vehicles will double from $4,4 billion to $8,7 billion. Total amount of expenses in this field for 10 years will make up $62 billion.

Civil aircraft market

Passenger aircraft

The forecast of development of passenger aircraft world market


World regions
Market growth rates
2008 to 2028
World economy (GDP)
3.1%
Airplane fleet
3.2%
Number of passengers
4.1%
Airline traffic (RPK)
4.9%
Cargo traffic (RTK)
5.4%

Source: Boeing

For the last 20 years growth in civil aircraft market balanced on average of 5 % per year. In spite of economic recession, it is expected that this rate of growth will stay. Boeing company estimations show that the volume of new passenger planes market from 2008 up to 2028 will make up $3,2 trillion, from that 44 % ($1,42 trillion) will go on narrow body planes. The world air traffic for this period will require 29 thousand of new planes, from that 19 460 – narrow body aircraft.

In spite of the fact that the Russian airlines have already essentially updated its fleet after Soviet Union era, the Russian market of civil aircraft is far from saturation. According to Airbus company, the average age of Russian civil aircraft has decreased by 6,5 years for the last 10 years, and their efficiency has grown by 75%. It is expected that during the following 20 years Russia will be the sixth in the world by new aircraft demand and Russian airlines will spend $78,7 billion for fleet updating.

The forecast for deliveries of new passenger planes up to 2028


New aircraft deliveries 2007-2026
Number of new aircraft
18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
16,620
4,008
1,936
1,698
Single-aisle & small jet freighters
Small twin-aisle & regional freighters
Intermediate twin-aisle & long-range freighters
Large aircraft & large freighters


Passenger and freighter deliveries worth US$2.8 trillion
US$ (billions)
1,400
1,200
1,000
800
600
400
200
0
1,141
726
436
527
Single-aisle & small jet freighters
Small twin-aisle & regional freighters
Intermediate twin-aisle & long-range freighters
Large aircraft & large freighters

Source: Airbus

The basic perspective product of Irkut Corporation at this market –is the family of narrow body MC-21 aircraft. In Russian Federation the requirement for new planes of this type is formed in connection with growing necessity to replace out-of-date Tu-154 fleet and also aircraft of foreign manufacture that were acquired by the Russian air carriers in the secondary market of the aviation vehicles and coming to the end of their life cycle. On the foreign market the most perspective buyers of MC-21 family planes are airlines of the CIS countries, South East Asia, East and Southern Europe, Near and Middle East, and also East and Southern Asia (India and China). The requirements of the Russian market for this types aircraft in twenty years' period makes up 600 - 650 units.

The forecast for development of the Russian passenger planes market


Russia and Central Asia
Market value: $90 billion
Share of fleet
Delivery units
100%
75%
50%
25%
0%
2%
24%
16%
58%
2008 Airplanes 1,210
2028 Airplanes 1,570
2009 to 2028 New airplanes 1,050
Large
Twin aisle
Single aisle
Regional jets

Source: Boeing

Cargo aircraft

According to Boeing company annual estimations (World Air Cargo Forecast 2008/2009), the world volume of cargo air traffic within two next decades will grow by 5,8 % per year and despite of present economic uncertainty it will be tripled to 2027. The Asian cargo aircraft market will develop most dynamically – 8,1% annually, and China's market will reach 9,9% per year. Major growth factors for the next 20 years include predicted 3 percent of world gross national product growth, updating of cargo planes fleet and probable stabilization of fuel cost for jet aircraft.

According to company forecast, the world fleet of cargo planes in 20 years will grow from 1950 to 3890 units. Large planes share, such as Boeing 747 and 777, will consist 35% of the fleet (now – 26%) and will provide 74 % of its load-carrying capacity. Requirements for new planes in this segment will make up to 640 units. In total, within the next 20 years it is expected delivery of 3360 cargo planes, more than 75% (2500 units) from that fleet will consist of cargo planes converted from passenger models.

Operational activity, Results of 2008



President
Board
Corporate Secretariat
Marketing and external relations
Department of External relations
Regional Marketing Department
Department of Precontractual work
Auxiliary departments
Corporate finance
Finance Management Department
Department of Financial statements Forecasting and analysis
Treasury
Other departments
Corporate economy
Department of Economic Planning and Control
Corporate Management Department
Department of Budget Control
Information Technologies Department
Department for work with suppliers
Other departments
General management departments
Service of President office
Legal Department
Accounting Department
Other departments
General support
Human Resources Department
Department for Material, technical and engineering support
Security assurance
Safety and regime service
Production and cooperation ties management
Sector of integrated production planning and monitoring
Separate divisions
«Irkutsk Aviation Plant» - Branch of Irkut Corporation
Representation office in Taganrog
Programs management
Yak-130 project directorate
Su-30 MK project Service
MC-21 project Directorate
Directorate of development Programs of unmanned Aerial systems
Be-200 project directorate
International industrial Cooperation directorate
Integrated logistic Support directorate

Irkut Corporation - is one of the leading Russian manufacturers of civil and military-aircraft. The Corporation has the balanced portfolio of competitive products in all aspects of activity. Today the basic business line of Corporation is manufacture of military aircraft most of which are for export.

In 2008 the Corporation earnings has reached record figure of $1,24 billion, that exceeded a similar value of the last year by 22%. The total profit has been $400 million that by 32 % more than in 2007 [MD&A]. This growth has been caused by increase of output under main contracts; first of all, in production of Su-30Mk family planes (86 % from total amount of works). Expenses on work-in-process inventory reduced by 5% at the expense of more smooth work process and balanced production program. [Corporation data]

This year Irkut Corporation has delivered 19 aircraft and 14 technological kit sets for license manufacture.

LEAN-MANAGEMENT

Irkut Corporation takes considerable efforts for production efficiency increase. So, in 2008 average annual production per employee has increased by 34% in comparison with 2007. This year the Corporation also has started introduction of management system based on policy of economical manufacture and constant running improvements ("LEAN-Management"). This system is intended to raise the company activity efficiency at the expense of increase in production capacities and internal expenditures control.

The first stage of system includes general education of the personnel and development of universal tools and methods of LEAN-Management at Irkutsk Aviation Plant. In the long term LEAN-Management will cover all enterprises and Corporation divisions, its engineering and administrative services.

The following organizational actions were conducted in 2008 for introduction of LEAN-Management policy approaches in the Corporation management system:

- Creation of department for production processes improvement at Irkutsk Aviation Plant under supervise of the economical manufacture director;
- Creation of Sector of programs/projects efficiency enhance composed of Department of economic planning and control in the corporate centre.

Corporation line of development

[Corporation product line: marginal note]

Irkut Corporation consists of seven Directions and Services: each one supervises one of key direction of Corporation activity.

SU-30MK project Service

Irkut Corporation is one of leading manufacturers of multipurpose Su-30/30Mk family fighters – the basic Russian export fighter. SU-30MK is the most successful Russian product at military aviation market for 15 years.

The Corporation possesses all necessary resources for modernization of this family and at the moment realizes the extensive program for Su-30MKI planes production in India on license, providing delivery of technological kit sets for this production and carrying out aircraft overhaul. Besides, these aircraft are delivered under operating contracts to Algeria and Malaysia. In December 2008 the first technological kit sets of SU-30MKI were delivered as the additional party ordered by India.

The Su-30Mk project has good prospects for further development. Cooperation with Indian partners in modernization of this multipurpose fighter by installation of BRAMOS cruise missiles will potentially increase its market by 200-250 planes. Irkut Corporation carries out all life cycle works beginning from manufacture, operation and after-sales service of Su-30Mk aircraft.

Yak-130 project direction

Yak-130 – is the basic combat-trainer of Russian Air Forces, one of the most promising Russian aviation projects both on Russian and on the world market. This is a double-seater plane that is distinguished by excellent maneuverability, modern onboard avionics, high reliability and long service life. It is capable to carry up to 3 tons of armament, when it is used as a light combat plane.

In 2008 Yak-130 project direction has finished works on electronic mock-up models and has completely prepared the production capacities, capable to output up to 30 planes per year. Corporation has also assembled and delivered to "Sokol" aviation plant 4 complete sets of wings for Yak-130 ordered by the Russian Air Forces. At the moment Yak-130 aircraft participate in State Flight Tests stage with armament. Flight tests for stability and controllability, and also flight-strength tests had been finished completely.

Irkutsk Aviation Plant launched serial production and flight tests of the aircraft for the first foreign customer – Algerian Air Force. The Corporation also negotiates on delivery of the aircraft to other countries. After Yak-130 first deliveries to Russian Ministry of Defense and with the beginning of their field operation with Russian Air Force, the interest of foreign customers to this combat-trainer has remarkably increased. In 2008 Irkut Corporation and "ROSOBORONEKSPORT", FSUE have coordinated and confirmed a joint comprehensive plan of Yak-130 advancement at foreign markets.

MS-21 project management

The middle-short range MC-21 aircraft family is the strategic project of Irkut Corporation that is dedicated to expand presence at Russian and international market of civil aircraft. The narrow body plane is intended for operation on middle and short range routes; it is planned to let out three modification of the plane with capacity of 150, 180 and 210 seats (in one-class cabin configuration).

The rational unification of MC-21 family planes will allow to reduce the production cost and most fully satisfy requirements of various types of airlines. The basic competitive advantages of this family planes include the expanded operational possibilities, low fuel consumption, high economic efficiency of operation, the minimum expenses on servicing and airworthiness support. MS-21 design will take into account the future requirements on level of emissions, noise level, and passenger comfort.

The program provides wide use of perspective aluminum alloys and composite materials; advanced engines and avionic. MC-21 aircraft will be certificated according to requirements of the basic international organizations – APMAK, FAA, EASA.

The pilot project of MC-21 aircraft was successfully executed in 2008, the project also overcame Gate 2 milestone in design development process, there was announced tender on basic aircraft systems and finished the first stage of preliminary design. MC-21aircraft family concept has been successfully demonstrated to airlines "Aeroflot", "Rosavia" and «UTair», and also to representatives of the largest Russian leasing company «Ilyushin Finans Ko». Among the other airlines that have shown interest to the project – "Yakutia", «Air Astana», CSA, «Ural airlines», AZAL, "Yamal", Malev.

Implementation of MS-21 aircraft in operation is planned after 2015. The preliminary design process is going on now. The project is financed at the expense of the federal budget and own funds of Corporation. According to current forecasts, the average annual monetary receipts from plane sales during 2016 - 2025 period of time is estimated at level of $3 billion.

Direction in International Industrial Cooperation

The agreement on strategic cooperation between Irkut Corporation and the European aerospace concern EADS has been signed in 2004. Industrial cooperation between companies develops in two basic directions: production of components for A320 aircraft family and conversion of passenger liners A320/321 in cargo versions.

The Irkutsk Aviation Plant produces components for A320 family since 2007. Since then production facilities have been essentially modernized and have been certified according to western standards. In 2008 the first deliveries of fin beams for A320 planes started. Their serial production preparations are carried out at the moment.

In 2008 the state contract and program of the international industrial cooperation was signed. It makes provisions for adaptation of Corporation design and production resources to new system of normative and technical requirements, improvement of quality control system, development and certification of production processes within the scope of cooperation with EADS and Airbus.

Irkut Corporation, on behalf of UAC, plays a key role in the first full cycle joint project with EADS concern division, Airbus Company. The project provides designing and manufacture of complete sets of details for converting of A320 and A321 passenger planes in the cargo versions. It is planned that the considerable part of details and aggregates will be made at Irkutsk Aviation Plant.

Agreements on development and delivery of component sets have been signed in June, 2008 in Berlin, and in July – during the international air show «Farnborough 2008» - joint venture Airbus Freighter Conversion GmbH (AFC) has placed contract on converting of 30 A320/321 passenger planes with the first customer – AerCap, one of the largest leasing companies.

According to preliminary estimation, the joint venture money turnover can reach $200 million per year. Re-equipment of the first plane will be carried out in Germany in 2011, and beginning from 2012 it will begin in Russia. At the first stage it is planned to convert not less than 25-30 A320 and A321 planes annually, and by 2017 Irkut Corporation is planning to convert 40 planes in a year.

Direction of UAV development

"Irkut" Corporation is one of leading developers of aviation complexes of remote sensing earth's surface of terrain. The family of complexes created by Corporation includes pilotless flying vehicles "Irkut-2M", "Irkut-10", "Irkut-200", "Irkut-850" and also gyroplane "A-002M".

Complexes of remote sounding are various by structure and solved problems, they represent a universal line of flying vehicles, onboard surveillance devices and also ground control, reception and data processing facilities. Complexes' operators can solve wide range of problems from monitoring of emergency situations, search, detection and definition objects co-ordinates to delivery of cargoes. Advantages of complexes are possibility to use various payloads depending on a solved problem, and also low cost of operation and life cycle. Besides, UAV complexes are distinguished by high level of autonomy due to minimum requirements for means of airfield maintenance.

In June, 2008 contract with a foreign customer on delivery of 15 UAV complexes on the basis of light air vehicle had been signed. In August, 2008 the Corporation has concluded contract with Russian MChS for development of a surveillance complex on the basis of captive balloons of "Irkut-1A" type. All UAV contracts activity is concentrated on the production base created in June, 2008 within the frames of pilotless systems program development.

UAV complex development with flying vehicle with take-off weight of 3 kg that starts with a hand, was launched in 2008. In frames of this program there was developed and tested vehicle airframe, selected optic-electronic system and radio channel and also automatic control system works started.

Be-200 Project Direction

Multi-purpose amphibian Be-200 is the most efficient fire-fighting plane in the world, possessing unique possibilities of take off and landing both on land and water. Various versions of the plane, developed by Beriev Design Bureau, can be used for fire-fighting, patrol of coastal zones, ecological monitoring, search and rescue operations.

At present time production of Be-200 is transferred from Irkutsk Aviation Plant to manufacturing facilities of Beriev Design Bureau in Taganrog. Production rigging and technology equipment were transferred in 2008 for manufacture of these planes.

In 2008 Irkutsk Aviation Plant has assembled three planes, one of that was successfully delivered to the first foreign customer – MChS of Azerbaijan, and others two are at the last stage of readiness.

Due to world deficiency in fire fighting aircraft and, taking into account the acute problem of struggle against wood and soil fires, Be-200ChS aircraft possesses good prospects in the markets of Europe, South East Asia, Latin America and the CIS. Irkut Corporation continues marketing activity directed on these amphibians market expansion. Greek state company Hellenic Aerospace Industry has confirmed interest in organization of Be-200ChS maintenance centre and its components production, if the aircraft is purchased by Greece. In total, orders on this aircraft delivery from various regions of the world reached twenty planes at present time.

Direction of the integrated logistical support

The management of the integrated logistical support is responsible for after-sales service of aviation products produced by Corporation. Direction target is to create and develop system of after-sales service, corresponding to the world standards.

Irkut Corporation service of logistical support allows to organize long-term relations with clients, collect the important information about product operation in various climatic zones, and also to reveal the latent customer preferences for their implementation in development and production processes of aviation products.

In 2008 Direction took part in development of MC-21 pilot project, in working out offers for Indian Air Forces on Su-30MKI after-sales service system and in work on processing of operational documentation for Yak-130 trainer according to ASD S1000D standard.

Risk Management

Corporation activity is subjected to influence of some risks, capable to affect both in current work, and company's development in the future. Below the risks are listed that Irkut Corporation consider to be the most significant for its activity.

Corporate System of Risk Management

Irkut Corporation, JSC has developed and implemented the effective risks control system of risk management. The Corporation Board of Directors supervises the formation of risk-management policy and its subsequent realization. According to the Rules of Irkut Corporation behavior, at least one of the Board of Directors meetings conducted within calendar year, is obligatory devoted to strategy of company development and to estimation of the risks connected with its activity, as well as to the analysis of internal control system efficiency of functioning.

The Committee on planning and strategic development is attached to the Board of Directors that is responsible for additional estimation of market risks control system efficiency. Besides, the Risks Control Commission, accountable to the Board of Directors, is organized in Corporation structure. It is permanent body responsible for monitoring and development of risk-management policy. It unites in the structure the representatives of the basic functional divisions and, in particular, department of production activity control, legal department, economy and finance services, IT-department, that allows to solve problems of comprehensive analysis and risks estimation effectively and qualitatively.

General Scheme of Risk Management


Risks Control General Diagram
BoD
administration
Risks control comission
functional and production divisions
control bodies
Corporate risks
control targets
responsibility distribution
risk activity coordination and control
processing impact
control target state information
5

Risks Management at Irkut Corporation is carried out according to the international standards and divided into some stages: targets setting – identification of risks – the analysis of risks and selection methods of influence – risks processing – the analysis of efficiency and reporting – updating of the previous stages. The important component of system functioning is connected with company personnel training to fundamentals of risk-management and active involving employee in this process.

The output products of system operation at corporate level are matrix and risk control map, the annual plan of risks management, methodic, a database and periodic reporting. Each structural division – risk control map (in frames of responsibility area) and also the monthly and annual reporting on fulfillment of risk management measure.

Model of Risks management system functioning


ACTIONS
DATA
Risk identification
Risk description
Probability estimate of appearence
Risk probability
Losses estimation
Amount
Risk index
Risk index
Definition of level of effects
Impact rate
Establishing a level of risk
Risk level
YES
Acceptable
NO
Risk-register
Risk acceptance
Risk processing methods
Controlling
Risk treatment
Risk rating
Annual plan development
Corporation risks data
Historical information

Main risks

High competition in aircraft industry

The world aircraft industry is characterized by the highest level of competition among developers and manufacturers of aviation products. The basic customers of aviation products, both in military and in civil areas have possibility of choice among the most advanced and financially comprehensible projects, and selection of the contractor is carried out during tender processes.

Ability of Corporation to compete on Russian and international markets depends on many factors, including research and development works level, technological level of production processes, quality of manufacture, the price policy and others.

If a corporation cannot offer a competitive product in military or civil segment, it can substantially affect financial results.

Irkut Corporation, JSC is one of the leaders of Russian aviation industry and unites in its structure both the advanced design bureau and production facilities equipped according to the international industrial standards. The corporation is one of the largest suppliers in the world market of fighters and actively works over the further development of product line, carefully segmenting existing demand and selecting perspective market niches. Long-term strategy of the company provides a diversification of product line and increase in a share of civil projects in portfolio of orders.

Dependence on world geopolitical situation

The international military armament market is strongly politicized and strictly supervised both by the states and by international organizations. Deliveries of arms in many respects depend on political relations between Russia and the country-buyer. The traditional markets for Russia, as well as including for Irkut Corporation, are East and South East Asia, the North Africa, in particular such countries, as India, Indonesia, Algeria, Malaysia.

There is a certain risk of deterioration of political situation in these regions that in turn can cause adverse consequences up to imposition of international sanctions (for example, in the form of interdiction for military technology delivery in the definite states). It can be the reason of default from obligations and reduction of orders portfolio.

Irkut Corporation conducts active work with potential customers of aviation products in various regions of the world and aims to diversify the portfolio of orders by regions of deliveries. For example, the share of the largest customer – India – in Corporation portfolio of orders was reduced by the end of 2008 to 59,5 % by means of active work with other countries (while in 2004 it amounted almost 90 %). [Corporation report for 2007]

The limited number of consumers and dependence on defense expenditures policy

Irkut Corporation manufactures complicated technical systems for specific tasks, frequently, according to the needs of the concrete customer; therefore the number of Corporation final customers is limited. Deliveries of military technologies at present forms the basic part of Corporation incomes and purchases in this segment directly depend on military expenses policy of the state-customer.

There is a capability of change in a policy of defense expenditures with subsequent reduction of military budgets that in turn can cause reduction of Corporation potential markets.

Irkut Corporation consistently carries out plans on diversification of product line and also geography of products deliveries, besides, the company actively develops after-sales service. The product line by now includes dual-use technology, and in the long term this line will be balanced by means of civil aircraft production (MC-21, converting Airbus planes in cargo versions). The Corporation participates in programs of the international industrial cooperation in the field of civil aircraft, delivering aircraft components.

Financial risks

The credit risk – is a risk of financial losses due to default of the contract obligations by buyers or partners, it is connected mainly with accounts receivable. Approximately 90 % of Corporation profit falls on three basic buyers, thus, there is a high concentration of credit risk. However, obligations under military contracts, as a rule, are guaranteed by the governments, thus, it is possible to consider risk of non-payment as minimal. Nevertheless, the Corporation pays much attention to the changes occurring in these countries.

The estimation of credit risk is carried out for all buyers requesting delivery on credit above the certain sum, besides the connected parties.

The risks connected with the financial markets

Risk of Major Market Index change such as exchange rates, interest rates and cost of the capital that will impact incomes or cost of a portfolio of Corporation financial assets.

Currency risk - the Corporation is liable to currency risk in sales, purchases and loans that are carried out in the currency distinguished from the basic operational currencies — US dollars, euro and Russian rubles. In addition contracts and company's profit for the most part are nominated in US dollars too.

In this connection considerable fluctuations of the exchange rate can be reflected in financial results of company activity.

To decrease currency risks the Corporation takes efforts to keep optimal relationship between currency assets and liabilities. In particular, the Corporation forms liabilities in currency (payments to suppliers, for credits and loans are carried out in rubles with binding to US dollar exchange rate); uses the currency clause in concluded contracts (in case of drastic change in exchange rate the contract sum is reconsidered); conducts diversification of debt obligations on currencies and debt instruments, hedging of currency risks by term instrument.

Interest-rate risk — is the risk of interest rates changes. Long term nature of company manufacturing cycle of the company is supposed the usage of considerable volumes of loan resources. The part of credit contracts has been concluded with use of the floating interest rate (LIBOR), therefore growth of interest rates involves increase in cost of financing that can influence unfavorably on financial results of the company's activity.

To decrease the risk of negative impact of interest rates change, the Corporation diversifies the credit portfolio, attracts the credits nominated in various currencies, expands its cooperation with Russian and foreign banks, actively uses bill programs and bonded loans. In spite of the change on financial markets, all obligations of Corporation in 2008 were carried out in due time and full that allows to count on the further attraction of financial resources under optimum rates.

The risk of liquidity loss - this risk arises in case of company's inability to pay off by financial obligations at the moment of their repayment. The applied approach to management of liquidity guarantees, as much as possible, that the corporation always will have enough money to pay off under the obligations, both in stable and in crisis situation without charge or risk for reputation.

The Corporation has enough assets to compensate expected operational expenses for 15-30 days, including the financial bonds service (excluding possible influence of emergency situations, such as natural disasters). The Corporation supported some credit lines in the amount up to $404 million (on December 31, 2008), that allow to attract additional financing in case of need quickly.

The risks connected with manufacturing activity

Government control

The Corporation carries out its activity in the conditions of strict RF Government control. All production of aviation products should be licensed. Irkut Corporation's license is valid untill January 22, 2013. According to management opinion, the Corporation completely corresponds to legacy requirements and can prolong license action.

Besides, military aircraft production branch refers to military industry, so part of information presents the state secret and access to this information, depending on legislation circumstances can be limited. Nevertheless, Irkut Corporation tries to support high standards in the field of information disclosing for investors and shareholders.

Production risk

It is risk of non-fulfillment of planned scope of works and/or increases in expenses due to lacks of production planning, and also risk of industrial incidents. It also includes irregularity in supply of materials and accessories or serious increase of prices that can negatively affect the execution of Corporation obligations.

The state enterprise "Rosoboronexport" is the guarantor of export contracts execution. The general contracts, that fix the obligation of the parties, have been signed with the most important suppliers for several years. To minimize the industrial risk connected with equipment damage and delays as well as to meet customer technical requirements the company pursues the policy of old fashioned equipment modernization and transition to new, more modern engineering technologies.

Demand for qualified personnel

By nature of its activity Irkut Corporation requires qualified personnel. The package of motivation measures was developed for attraction and keeping professional personnel in Corporation, such as collective and individual bonuses, payment of extra money for high qualification. To attract well prepared young specialists the Company cooperates with Irkutsk Institutes and professional schools on a long-term basis.

Social development

Main principles of Irkut Corporation social development are organization of high level working conditions, careful attitude to the nature and help to communities in the Company activity environment.

For Corporation as the high-tech products manufacture, the most important task is to organize and support the qualified and ambitious work collective.

Social development of collective

The main goal of Corporation in sphere of personnel management is creation of joined team of highly skilled specialists that provide development and output of the competitive aviation technology.

The Company pays great attention to optimization of personnel structure and first of all to attraction and keeping specialists of shortage specialities of Irkutsk Aviation Plant. During specially conducted actions 2 218 new employees were accepted, 79% of them were the workers of the industrial and production specialty. Average age of employees is 39,4 years. Average number of Corporation labor collective by the end of the accounting period was 11 800 employees. [Report for the first quarter 2009 for FFMS].

Due to long-term programs of cooperation with leading Irkutsk high schools and active efforts in field of personnel additional training (including, on the basis of the new industrial training centre opened in 2007), the Corporation has possibility to carry out preparation of highly skilled employees. In 2008 the expenditure for personnel training have reached about 20 million rubles, and 3400 Corporation employees were involved in various programs of training. Irkutsk Aviation Plant also supports the program of personnel reserve development, that involved 650 persons.

The protection of labor at Corporation production facilities is provided by the way of multistage control of safety standards and work safety requirements as well as by additional personnel training. The mandatory medical inspection of persons occupied on harmful works is regularly conducted too.

In 2008 together with Trade Union of aviation industry and "UAC", JSC the analysis of adequacy of the operating collective agreement to regulations of “Federal branch agreement on aviation industry on 2008-2010” has been carried out at Beriev design bureaus, JSC.

Within the frames of the program on motivation and growth of workers interest in increase of activity efficiency the following has been carried out:

- Increase of 10 % of rates and salaries to basic direct workers;
- Quarterly wages indexation for workers according to actual rate of inflation in Russian Federation;

- Creation of target motivation funds for successful proceeding of Corporation new business projects: «Yak-130» and «International industrial cooperation» (contracts with Airbus).

As a result the average wages of Irkutsk Aviation Plant workers have risen by 21 % in comparison with 2007, and the average wages of the basic direct workers have grown on 25 %.

Besides personnel inducement the Corporation carried out financing of the social expenses directed on improvement of rest and leisure conditions for employees and their families (growth of expenses on these purposes in comparison with 2007 was 11%). In Corporation practices are: crediting of workers on favorable terms, compensation for food and help in housing problems solution. There are two programs on improvement of living conditions: "Building of houses for Plant's workers on favorable terms", and also "Mortgage lending of workers under the Corporation guarantee". The second program is organized together with the Baikal bank of Savings Bank of Russia. There are programs on health resort treatment and vouchers to children's holiday camps, holiday houses and boarding houses are given every year [report for the first quarter of 2009 for FFMS].

Caring about living environment of the employees, the Corporation supports the socially significant local initiatives and organizations - in 2008 Veterans Council was supported and quarterly benefits were paid to pensioners (former workers of Plant). Cultural events in Gagarin culture centre, "Zenith" centre and junior sport school have been financed.

Ecological responsibility

Protection of environment during production activity is priority task of Corporation, especially it concerns problems of preservation of unique Baikal region ecology.

The Corporation understands its role and responsibility in region and strictly follows requirements of the Russian legislation. The Corporation tries to introduce the best world practice in environment protection. Economical manufacture (LIN-TECHNOLOGY) implementation in Corporation production practice also help, since it allows to raise labor productivity, to reduce industrial costs and thus, to lower technogenic impact on the nature.

Specially created department of environment protection at Irkutsk Aviation Plant carries out the constant control of technological discipline observance and ecological requirements. Regular works on sewage monitoring, industrial emissions, atmosphere conditions in the enterprises' regions are conducted; meteorological factors and the data about potable water, noise level, vibrations, x-ray and electromagnetic radiations are analyzed. Training of employees is organized, explanatory work concerning preservation of the environment is conducted too.

In 2008 a number of actions for environment protection were carried out. We continued work on reconstruction of boiler-houses, new "cyclones" - devices for air clearing were installed in shops №9 and №61 that allowed to lower pollution level.

The Corporation by right is proud of its collective. For great personal contribution to development of the national aviation industry and long honest work by Decree of the President of the Russian Federation № 1374 from September 17, 2008 the state awards of the Russian Federation were presented to workers of Irkutsk Aviation Plant – branch of Irkut Corporation, JSC "Medal of the Order of Merit for the Motherland" II degree to: A.I.Berezin (processing engineer), I.N.Galeeva (engineer-designer), A.G.Ermakovich (rescue helicopter pilot-instructor), A.A.Nitjazhuk (master), A.N.Poleshchuk (programmer engineer), V.A.Suhinin (head of flight-test division), A.V.Jaropolov (smith-pressman). The rank «Distinguished Industrial Engineer» is awarded to: A.A.Veprev (IAP General Director, Vice-president). Rank «Honourable Aircraft Builder» is awarded to A.D.Tsaregorodtsev (deputy shop head); Rank «Honourable Machine Builder» - to B.N.Smirnov (toolmaker).

Corporate management

In its activity Irkut Corporation aspires to follow the best international management practice, based on recognition and interests of all participants of corporate relations. The Corporation is aware of importance of equal attitude to all shareholders, including minority and foreign investors, it introduces modern methods and technologies of corporate management.

To create transparent and clear operating conditions of corporate structure the Corporation issued the internal documents regulating corporate functioning that are not detailed in the current legislation: the corporate Code of behavior, Regulations about the information policy, Regulations about settlement of corporate conflicts, Regulations about dividend policy and others. Profile committees are organized at the Corporation Board of Directors. Corporate Secretary of Corporation is responsible for observance of procedures of a corporate management. Department of internal audit, independent of executive authorities, is created to control financial and economic activity.

General meeting of shareholders

General meeting of shareholders is the supreme management body of Irkut Corporation, JSC.

The annual general meeting of shareholders took taken place on the 20th of June, 2008 in Moscow, in conference hall of Yakovlev Design Bureau. Shareholders approved the annual report, the annual accounting report, selected the Board of Directors, the President of Corporation and the Revision committee, and also accepted the decision on the announcement of annual dividends at the rate of 0,14 rubles per one share for 2007. «Gorislavtsev and Co Audit» auditor firm was appointed the Corporation auditor according to Russian standards of book keeping. The meeting approved essential conditions of transactions that attract interest of «Savings Bank of Russia», JSC and "Bank VTB", JSC [report of annual meeting, 2008].

General meeting of shareholders for 2008 was conducted on June 22, 2009, the detailed information on meeting decisions is accessible on Corporation site: www.Irkut.com.

Board of Directors

Board of Directors Staff

(Elected by general meeting of shareholders on June 20, 2008)

Arutyunov Nikolay Bagratovich

Member of the Board of Directors since 2007. Independent director

Director of Analytical department of «NCH Edvajsors, Inc.» company's Moscow Office

Year of birth – 1964; higher financial economic education.

2001-2005 - director of «Rye, Mann and Gor securities», JSC.

2005-2006 - director of "EurazHolding" company Department for investor's communications, public relations and mass-media.

Since 2006 - The director of Analytical department of «NCH Edvajsors, Inc» company's Moscow Office

Bezverhniy Valeriy Borisovich

Member of the Board of Directors since 1998. Independent director

Executive Vice-president on corporate development of "UAC", JSC

Year of birth – 1959; has got the higher engineering and commercial education.

2001-2007 - Vice-president, the Senior vice-president on planning and business development, First vice-president of Irkut Corporation

Since 2005 - President of NP «Incorporated aircraft building consortium».

Since 2007 - Executive vice-president of "UAC", JSC.

Veprev Alexander Alekseevich

Member of the Board of Directors since 2008. Member of the Committee of the audit, information and relations with shareholders

General Director of Irkutsk Aviation Plant – Branch of Irkut Corporation, JSC

Year of birth - 1951, higher engineering education.

1997-2007 - Technical Director of Irkutsk Aviation Plant.

Since January, 2008 - General Director of Irkutsk Aviation Plant.

Vlasov Vadim Igorevich

Member of the Board of Directors since 2006. Independent director, Chairman of Committee on audit, information and relations with shareholders.

The General Director of "EADS", JSC

Year of birth - 1964, higher engineering education.

2001-2003 – Deputy Director General – head of JSC "Siemens" department.

Since 2003 - General Director of "EADS", JSC

Demchenko Oleg Fedorovich

Member of the Board of Directors since 2003.

President of Irkut Corporation, JSC

Year of birth - 1944, higher engineering and economic education

Since 2003 - General Director of "Yakovlev Design Bureau", JSC

Since 2005 - President – Chairman of the Board of Irkut Corporation, JSC

Since 2006 - member of the Board of "UAC", JSC

Kovalkov Vladimir Vasilevich

Member of the Board of Directors since 2005.

Vice-president on production and cooperation of Irkut Corporation, JSC

Year of birth - 1952, higher engineering education

2002-2008 - General Director of Irkutsk Aviation Plant, Senior Vice-president of Irkut Corporation.

Since January, 2008 - Vice-president on production and cooperation of Irkut Corporation, JSC

Ljamtsev Evgenie Vladimirovich

Member of the Board of Directors since 2006. Independent director

Vice-president of «Managing Company of Rosbank», LLC

Year of birth - 1970, higher financial economic education

2002-2007 - Head of department of share operations of CB "RusRegionBank", JSC

Since 2007 - Vice-president of «Managing Company of Rosbank»

Pogosyan Michael Aslanovich

Member of the Board of Directors since 2004. Independent director, member of the Commission on Audit, Information and Relations with shareholders

The General Director of "Company Sukhoi", JSC, First Vice-president on coordination of programs of "UAC", JSC

Year of birth - 1956, higher engineering education

1999-2007 - General Director of "OKB Sukhoi», JSC

Since 2003 - General Director of "Company "Sukhoi», JSC

Since 2006 - member of the Board of "UAC", JSC

Since 2007 - First Vice-president of "UAC", JSC

Slivchenko Andrey Andreevich

Member of the Board of Directors since 1998. Independent director

Director of Corporate finance department of "UAC", JSC

Year of birth – 1975. graduated from the Moscow State University - master's degree in management

2003-2007 – Director for corporate finance and relations with investors of "Pharmacy chain 36,6", JSC

Chemezov Sergey Viktorovich

Member of the Board of Directors since 2004. Independent director

General Director of State Corporation "Rostehnologii"

Year of birth - 1952, higher economic education

2004-2007 - General Director of "Rosoboroneksport", FSUE

Since 2007 - General Director of State Corporation "Rostehnologii"

Fedorov Alexey Innokentevich

Chairman

Member of the Board of Directors since 1998. Independent director

President of “UAC”, JSC

Year of birth – 1952, higher technical and business education

2002-2005 – President of Irkut Corporation

2004-2007 – General Director “RSK “MIG”, FSUE

Since 2006 – President of “UAC”, JSC

* - members of the Board of Directors of Irkut Corporation, JSC are considered independent if they correspond to Independent Director Requirements, stated in "Regulations about trade activity on stock market" (FFMS Order N 07-102/пз-н from 09.10.2007).

The structure of the Board of Directors selected by general meeting of shareholders on June 22, 2009:

		First election in BoD	
1.	Bezverhny Valery Borisovich	1998	independent director
2.	Veprev Alexander Alekseevich	2008	
3.	Vlasov Vadim Igorevich	2006	independent director
4.	Demchenko Oleg Fedorovich	2003	
5.	Isajkin Anatoly Petrovich	2009	
6.	Mihajlov Vladimir Sergeevich	2009	
7.	Ljamtsev Evgenie Vladimirovich	2006	independent director
8.	Petrov Maxim Valerevich	2007	
9.	Pogosjan Michael Aslanovich	2004	independent director

10.	Romanovsky Roman Viktorovich	2009	
11.	Fedorov Alexey Innokentevich	2005	Chairman, independent director

The Board of Directors consists of 11 members elected by cumulative voting at general meeting of shareholders, it carries out the general management of Corporation activity, except the aspects referred to the competence of shareholders general meeting. In addition to the Charter, the Corporation has accepted Regulations about the Board of Directors, and also the Board of Directors functioning Rules, that define the operating procedures of the Board of Directors.

Newly elected Board of Directors starts its work with approval of thematic plan for the next 12 months, sessions of the Board of Directors are conducted as required, but no less than once in six weeks. Under the Board of Directors there are several Committees: Strategic development and planning, Audit, Information and Relations with shareholders, Personnel and compensations, Budgetary committee. At formation of session summons the representative of appropriate Committee is appointed as supplementary reporter on discussed subject.

Board of Directors functioning

The Board of Directors had conducted ten sessions from June, 2008 till June 2009 both in the active and in the absentee forms. Average quorum of sessions was more than 85 %. Periodicity of sessions corresponds to Corporation internal norms and to the approved plan, there were no upsets in sessions frequency.

Main issues considered by the Board of Directors can be subdivided into following groups:

- Procedural matter (about 18 %). Matter on organization of work of the Board of Directors and its Committees and also plans of work of the Board of Directors and the Board have been discussed. The Board of Directors approved new Regulation on Committees of the Board of Directors on Audit, Information and Relations with shareholders;
- Corporation Strategic development (about 7 %). This factor has decreased in comparison with last periods as the part of strategic problems has passed to "UAC", JSC. Discussion of this block was supposed to elaborate the recommendations to the executive office for realization of basic Corporation projects: A320 aircraft converting; the international industrial cooperation etc;
- Corporation financial policy (about 20%), including: the statement and monitoring of the budget execution, involvement of financial resources and credit loans;
- Questions of realization of product projects (about 23 %);
- Large transactions and transactions with interest. The number of the transactions considered and approved by the Board of Directors in comparison with last years has not increased for the accounting period. All essential conditions of the above-stated transactions that have been made by Corporation for the accounting period, have got the preliminary approval by the Board of Directors and general meeting of shareholders.

Members of the Board of Directors, except for Ljamtsev E.V., in the accounting period did not own Irkut Corporation's shares.

Committees of the Board of Directors and Corporate secretary

Four Committees under the Board of Directors are formed. In the accounting period Committees have taken part in development of draft of decisions on variety of questions in agenda of the Board of Directors session. However, for the future period it is necessary to activate functioning of Personnel and compensations Committee and also Audit, Information and Relations with shareholders Committee; to achieve more rhythmical work of Committees and departed from their incidental practice connected only with preparation for the Board of Directors sessions.

The post of Corporate secretary is instituted into the Corporation who is responsible for observance the procedural requirements fulfillment by Corporation's bodies and officials to guarantee realization of shareholders rights and interests. The Corporate secretary carries out his activity under the guidance of the Board of Directors Chairman. Duties of the Corporate secretary in 2008 were carried out by Dashevsky Valery Viktorovich.

The Board and President

The Board and President of Corporation are permanently operating executive bodies governing daily activity. Executive bodies are accountable to general meeting of shareholders and the Board of Directors. The Board and President scope of competitions are defined by the Charter and Regulations about Directorate and Regulations about President of Irkut Corporation, JSC. President of Corporation is the Chairman of the Board, members of the Board are appointed by the Board of Directors for three years period. President of Corporation is elected at general meeting of shareholders

The Board members

Demchenko Oleg Fedorovich, President

Chairman of the Board

Member of the Board of Directors

Year of birth - 1944, higher engineering and economic education

Since 2003 - General Director of “Yakovlev Design Bureau”, JSC

Since 2005 - President – Chairman of Irkut Corporation, JSC

Since 2006 - member of the Board of "UAC", JSC

Belov Anatoly Georgievich

Year of birth - 1952, higher engineering education

Since 2003 - Vice-president on Su-30MK project

Since December 2007 - General director of "RSK "MIG», JSC

Member of the Board since October 2007

Veprev Alexander Alekseevich

Member of the Board of Directors

Year of birth – 1951, higher engineering education

1997-2007 - Technical Director of Irkutsk Aviation Plant

Since January, 2008 - General Director of Irkutsk Aviation Plant

Dolzhenkov Nikolay Nikolaevich

Year of birth - 1956, higher engineering education

Since 2004 - Vice-president - Director of MTS project Direction

Since 2003 - First Deputy of General Director – Technical Director of «Yakovlev Design Bureau», JSC

Eliseev Dmitriy Anatolevich

Year of birth - 1969, higher engineering education

Since 2003 - Vice-president on corporate finance

Kobzev Victor Anatolevich

Year of birth - 1949, higher engineering education

Since 2003 - General Director of "Beriev Design Bureau", JSC

Kovalkov Vladimir Vasilevich

Member of the Board of Directors.

Year of birth - 1952, higher engineering education

2002-2008 - General Director of Irkutsk Aviation Plant, Senior Vice-president of Corporation

Since January, 2008 - Vice-president on production and cooperation of Corporation

Medvedev Alexander Alekseevich

Year of birth - 1952, higher engineering education

2005-2006 – Head of Department in "MATI" - Russian State Technological University named after K.E.Tsiolkovsky

Since 2006 - Senior Vice-president on aviation projects

Member of the Board since October, 2007

Sautov Vladimir Nilovich

Year of birth - 1954, higher scholarship education

2002-2004 - Vice-president on external relations

Since 2005 - Vice-president on marketing and external relations

Smekhov Sergey Konstantinovich

Year of birth - 1965, higher economic education

Since 2004 - Chief accountant

Chirikov Vladimir Lvovich

Deputy Chairman of the Board

Year of birth - 1952, higher engineering - economic education

Since 2004 - Vice-president on corporate economy

Members of the Board in the accounting period did not own shares of Irkut Corporation, JSC.

There were six meetings of the Board in 2008 that were devoted to discussion of the following aspects:

- Formation of working plans of structural divisions and Irkutsk Aviation Plant, and reporting of their execution;
- Status of contract obligations and projects (Yak-130, MC-21, manufacture of components for A320 aircraft);
- Formation and fulfillment of credit plan for 2008;
- Formation and fulfillment of production program for 2008;
- Functioning and development of the quality management system and accounting system.

Key aspects of the Board activity for the last year were connected with providing of the directives approved by the Board of Directors: in budgetary sphere, economic and financial activities, fulfillment of contract obligations. All meetings of the Board were conducted with high appearance of members.

Rewards and Compensations to Members of the Board of Directors and the Board

According to Regulations accepted in Corporation about payment of rewards and compensations, all Board of Directors members sign the contractual agreement, concerning payment of compensations and rewards. For the accounting period members of the Board of Directors were paid for participation in Board of Director's work: 655 000 rubles as refund of charges and 41 500 000 rubles as reward (following the results of work of the Board of Directors for the period June, 2007 - June, 2008). For participation in work of Committees compensation to members of the Board of Directors were not paid.

Compensations for work to members of Directorate in 2008 were not paid.

Text of Regulations about payment of compensations and rewards to members of the Board of Directors, and also typical contract with member of the Board of Directors and member of the Board are placed at Corporation site: www.Irkut.com.

Independent audit

Audit of the financial (accounting) reporting of Irkut Corporation, JSC for 2008 was carried out:

- Under Russian standards of accounting – by Auditor firm «Gorislavtsev and Co°. Audit», JSC
- Under international standards of financial reporting – by "KPMG", JSC

Potential auditors were evaluated by Audit, Information and Relations with shareholders Committee of the Board of Directors that gave out its recommendations for consideration to the Board of Directors, taking into account quality of the previous works, professional, business and ethical reputation of candidates. Irkut Corporation, JSC is not the client of Auditor firm «Gorislavtsev and Co°. Audit», JSC or "KPMG", JSC on other works, besides the audit of its financial reporting.

Irkut Corporation at capital markets

Authorized capital

The authorized capital of Irkut Corporation, JSC by the end of the accounting period was 2 934 394 836 rubles. The authorized capital completely consists of ordinary shares in number of 978 131 612 pieces par-value 3 rubles each. In 2008 there were no actions that could change structure or size of the authorized capital.

Total number of persons registered in the Corporation shareholders Register by the end of accounting period – 1 085, including 11 nominal holders. The increase of «UAC», JSC share in the authorized capital of Irkut Corporation up to 80,9 %, as a result of «UAC», JSC offer about the repayment of Irkut Corporation shares, turned out to be the major event of 2008. In spring 2008 shareholders were offered to sell their shares at the price of 22,28 rubles (about $0,94 at that moment). The repayment price was defined according to requirements of the Federal law «About joint-stock companies» as average within previous six months at trading centers.

Structure of shareholders (by the end of the year):


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2007
2008
Institutional and private investors
"EADS", JSC
"Sukhoi Company", JSC
"UAC", JSC

Shares and American depositary receipts

Irkut Corporation shares are engaged in trade at «RTS Stock Exchange», JSC and "Stock exchange "MICEX", JSC with "symbol "IRKT". In summer 2008 Irkut Corporation shares were transferred from quotation lists «B» of both Russian stock exchanges in nonlisted capital issues (due to the repayment under the "UAC", JSC offer, Irkut Corporation shares have ceased to meet formal requirements of quotation lists). Irkut Corporation shares are included in indexes of "MICEX Machine Industry" and "RTS – Industry (RTSin)".

Dynamics of Irkut Corporation shares quotation in 2008 was defined by two factors: in the first half year – by the repayment price under the offer, the latter half of the year – by the world financial crisis that has led to considerable fall of quotations at the Russian share market.

Dynamics of trade by ordinary shares of Irkut Corporation in 2008 (in comparison with index of "MICEX Machine Industry"), ruble.



25
20
15
10
5
0
4000
3500
3000
2500
2000
1500
1000
500
0
January
February
March
April
May
June
July
August
Septem...
October
November
December
Irkut
MICEX Machine Industry

To increase the liquidity of floating securities and Irkut Corporation authority, including international investors, in 2004 the program of American depositary receipts (ADR) was established for Irkut Corporation shares.

Short data for ADR program:

- Type: sponsoring ADR of the first level
- Exchange ratio: 1:30 ADR/SHARE
- Symbol: IRKTY
- Code of depositary receipts: DR ISIN US46271W1045, CUSIP 46271W104
- Circulation: over-the-counter market (OTC)
- Bank – Depositary: Bank of New York Mellon
- Physical persons, institutional Investors, professional participants of securities market can be owners of ADR.

During 2008 the ADR quantity in circulation has changed, as the Depositary bank has carried out the converting of shares in ADR and back. By the end of 2008 there were 25 541 depositary receipts at the market and capitalization program has reached $53,6 thousand.

Dividend policy

The dividend policy of Corporation is defined by «Regulations of dividend policy and dividends payment» as well as by «Dividend policy of Irkut Corporation, JSC for 2005-2009" , directed on increase of investment attractiveness and corporation capitalization, observance of shareholders and

Corporation interest balance at net profit distribution, and also shareholders well-being growth. In 2008 there were no changes in the documents defining dividend policy.

The size of dividends, terms and manner of payment are defined by the Board of Directors and are given for approval to general meeting of shareholders that makes the final decision. At calculation of recommended size of dividend payments of the Board of Directors is followed strategic, investment and financial plans of Corporation development, and also by general situation in economy.

According to realizable dividend policy, the sum of the money directed at dividend payment, should be not less than 10% of the net profit determinate on the basis of the consolidated financial statement of Irkut Corporation, prepared in compliance with International financial reporting standards (IFRS), provided that such profit is exist.

The information on calculated and paid dividends in Irkut Corporation over the last 5 years (from annual report-2008)

Index	2005	2006	2007	2008
Net profit (loss) by IFRS, USD thousand	84 826	43 188	48 658	(34 886)
Number of shares, pieces.	878 946 528	978 131 612	978 131 612	978 131 612
Dividend on one share, roubles	N/A	0,12	0,14	N/A
Amount of calculated dividends, USD thousand	N/A	4 458	5 579	N/A
Dividends/ Net profit, %`	-	10,32	11,47	-

Bonds

In the accounting period there were in circulation two Irkut Corporation debt tools at the public markets: percentage ruble bonds of A03 series and credit notes (credit linked notes - CLN), nominated in dollars.

Basic characteristics of debt instrument:

Instrument	Bond, series A03	Credit notes (CLN)
Borrower / Issuer	Irkut Corporation, JSC	IRKUT Corporation / Moscow River B.V.
Currency	rubles	USD
Placement date	22 september 2005	04 april 2006
Maturity Date	16 september 2010	10 april 2009
Level of issure	3,25 bil. rubles	125 bil USD
Number of coupons	10	6
Interest rate	For each coupon - 8,74%	8,25% asnnualy
Applicable law	Russian	English
Organized secondary circulation	MICEX	Euroclear, Clearstream

In 2008 Irkut Corporation executed its obligations on payment of coupons under Debt obligations in due time and demonstrated ability to effectively operate the financial streams not only in economic growth, but also in crisis period (credit notes were completely redeemed in time).

Profitability of both instruments has increased by the end of 2008. However, this activity was in channel of general tendencies of the loan capital markets and was connected with substantial increase of interest rates during world financial crisis. The same factor – serious decrease in certainty at loan markets as well as toughening of rating agencies - is an explanation of Irkut Corporation credit rating decrease by agency Moody's Investors Service in August, 2008 down to level «Ba2», with "stable" forecast.

Dynamics of Irkut Corporation interest-bearing debt securities trade in 2008


35,00%
30,00%
25,00%
20,00%
15,00%
10,00%
5,00%
0,00%
profitability
1
2
3
4
5
6
7
8
9
10
11
12
Months
A03
CLN

Additional information is presented at Irkut Corporation site **www.Irkut.com**

Address of vice-president on corporate finance

Despite the world financial crisis, in 2008 profit of Irkut Corporation has once again reached its record value and was $1,24 billion that is 22% increase than in previous year. Profit growth is connected with escalating of production rates of manufacture under prime contracts, including fighters deliveries to Algeria and Malaysia. Gross profit of Corporation also has increased by 32 %.

The increase of output production has also led to considerable growth of total cost of Irkut Corporation assets: for the last 4 years assets cost has grown up by 80%, and reached by the end of last year $2,19 billion. It is by 17,3% more than in previous year.

Last year Corporation took considerable efforts in re-structuring of credit portfolio and debts optimization. In 2008 the total debts of the company reached $832 million that is by 28,6% more than in 2007. Primary activity of corporate finance department was concentrated on the following:

- Expansion of investors' base by diversification of financial tools and Corporation advancement at international capital markets;

- Increase in current credit limits;

- Optimization of credit portfolio structure for the purpose of interest rates reduction;

- Development of financial methods in accordance with intended use principles that allowed Corporation to take part in program of governmental payment compensation of percent.

In 2008 Irkut Corporation credit portfolio has grown up by 20,8% and reached $1,20 billion. This growth was accompanied by substantial growth of monetary resources and their equivalents. As a result, the Corporation net debt was reduced by $45,5 million

Expansion of investors' base and accessible financial tools spectrum has allowed Corporation to improve quality of credit portfolio. Despite of world financial crisis, Irkut Corporation could keep the average credit portfolio interest rate, practically, at the same level.

At the same time the Corporation has continued successful re-structuring of the credit portfolio. First, Irkut Corporation is planning to launch uniform currency calculations with clients, suppliers and creditors. Since the part of export contracts in US dollars makes up more than 90% from total profit, Corporation intends to increase a share of loans in US dollars. In 2008 it made up 90,6% from total credit portfolio amount, in comparison with 79,6 % by the end of 2007.

Due to active actions of Irkut Corporation management in sphere of production efficiency and reduction of expenses, profitability of Corporation remains at level, comparable with the most successful world aerospace companies.

Management Discussion and Analysis of Financial and Operational Results for 2008 (MD&A)

1. Results of operations in 2008

USD thousand	*2008*	*2007*	*2006*	*2005*
Revenue	*1 247 971*	*1 022 644*	*832 107*	*711 692*
Cost of Sales	*(847 949)*	*(715 856)*	*(537 185)*	*(357 774)*
Incl. depreciation and amortization	*40 062*	*31 939*	*23 889*	*20 368*
Gross profit	*400 022*	*306 788*	*294 922*	*353 918*
Gross margin	*32%*	*30%*	*35%*	*50%*
Operating expenses	*(324 746)*	*(226 386)*	*(213 950)*	*(204 417)*
Profit from operations	*75 276*	*80 402*	*80 972*	*149 501*
Operating margin	*6%*	*8%*	*10%*	*21%*
Net financing costs	*(116 665)*	*(33 486)*	*(25 048)*	*(38 529)*
Incl. Net interest expenses	*(54 448)*	*(53 974)*	*(34 147)*	*(47 176)*
Profit before tax	*(41 389)*	*46 916*	*55 924*	*110 972*
Profitability before taxes	*-3%*	*5%*	*7%*	*16%*
Income tax expense	*6 503*	*(9 001)*	*(12 197)*	*(27 295)*
Net profit for the year	*(34 886)*	*37 915*	*43 727*	*83 677*
Minority interest	*(5 734)*	*10 743*	*(539)*	*1 149*
Net income	*(40 620)*	*48 658*	*43 188*	*84 826*
Net income margin	*-3%*	*5%*	*5%*	*12%*
EBIT	*13059*	*100 890*	*90 071*	*158 149*
EBIT margin	*1%*	*10%*	*11%*	*22%*
EBITDA	*53121*	*132 829*	*113 960*	*178 517*
EBITDA margin	*4%*	*13%*	*14%*	*25%*

In the reporting year the revenue reached its historical maximum and amounted to USD1247.9 million, an increase of 22% in comparison to 2007.

Revenue growth was mostly due to the increase in the volume of works under main contracts (the licensing agreement, contracts with Algeria and Malaysia).

During 2008 Irkut delivered 19 aircrafts under contracts with Malaysia (9 Su-30) and Algeria (10 Su-30). Also, Irkut was actively realizing its licensing agreement. In 2008 we delivered 2 semi-knocked-down kits, which were produced under the phase#1, 3 semi-knocked-down kits under the phase#2 and 9 semi-knocked-down kits under the phase 3.

Cost of sales increased is almost in line with revenue and was USD847.9 million in the reporting year, against to USD715.9 million in 2007. Direct cost changed a bit smaller than revenue because Irkut carries out the policy on signing fixed-price long-term contracts with its suppliers. This policy reduces the company's risks of significant growth in direct costs, like prices for raw materials, componentry and other crucial goods. In addition decrease of rubble rate at the end of the year gives advantage in shortage of raw materials prices which nominated in rubbles.

Operating results dynamics in 2005-2008, USD thousand


1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
-200,000
2,008
2,007
2,006
2,005
net income
EBIT
operating income
gross profit
revenue

Diagram shows that in 2008 the Corporation continues to extend growth rates of gross profit, which amounted 32% in 2008 as compared with 30% in 2007.

Operating income was almost unchangeable and amounted to USD75.3 million in 2008 against to USD80.4 million in 2007. Increase in gross profit was evened out by negative factors in economics due to financial crisis. Management of the Irkut Corporation has undertaken a number of measures to maintenance the stable position of the company, such as retention of the administrative expenses. Operating margin decreased as well and was 6%, which is, nevertheless, the average margin in this sector.

In the same time the company faced the necessity for revaluation of some financial assets, revision of risks of number of the perspective projects.

Earnings before interest and taxes (EBIT) amounted USD13.1 million. Depreciation and amortization were USD40.0 million, EBITDA came down to USD53.1 million and EBITDA margin was 4.0%.

Negative external factors, which have developed in 2008, bring to the loss amounted USD40.6 million.

1.1. Cost of goods sold (COGS) structure

COGS dynamics in 2004-2008, USD thousand

	2008	2007	2006	2005
Materials and goods	571 340	515 459	423 379	246 137
Labour costs	67 664	64 840	38 959	40 361
Depreciation and amortization	40 062	31 939	23 889	20 368
R&D	-	6 893	4 825	7 630
Other costs	168 883	96 725	46 133	43 278
COGS total	847 949	715 856	537 185	357 774

COGS structure in 2008



Other costs
20%
R&D
0%
Materials and
goods
67%
Depreciation and
amortisation
5%
Labour costs
8%

Materials and goods

To produce military and civil dual-purpose aircraft, the Corporation procures a considerable amount of materials and goods, including metals, electronics, engines and engineering hydraulics from Russian and foreign suppliers. Materials and goods form the biggest part of the cost of sales structure - about 67%. In 2008 the cost of materials and goods grew by USD55.9 million (10.8%) and was USD571.3 million.

We assume that increase of the share materials and goods in the cost of production in the reporting year connected with labour costs growth of our suppliers. They recognize labour costs in COGS of these materials and goods.

At the same time the Company turned to the signing of long-term contracts with suppliers, which are fixed-priced in some frameworks. The price can be increased only with rates specified and stated in the contracts, or by the so-called "escalation ratio", calculated through a special methodology. Thus, the Company reduces the risk of increased materials-related prices and subsequent increase in the COGS.

Work with suppliers of materials and goods

The Corporation cooperates with more than 2,000 suppliers of materials and goods. In the table below set forth major Irkut contractors and subcontractors:

Design and development aircraft	ACH Sukhoi;	Joint DB
	JSC Tupolev;	
	Tupolev Design Bureau	
Subcontractors	KnAAPO	Industrial cooperation

Suppliers of materials	VSMPO;	Titanium rolled stock
	JSC Electrostal	Ferrous metal rolled stock
	ALCOA RUS;	Aluminum rolled stock
	JSC KUMZ;	Non-ferrous rolled stock
	Mechel	Ferrous metal rolled stock
Suppliers of systems and equipment	JSC Zvezda	Life-support and rescue systems; ejection seats
	Hydromash	Hydraulic landing gears; pneumatic equipment
	Polet, Scientific Production Association	Airborne communications systems, equipment of automatic data interchange systems
	Ramenskoye	Development and production of airborne equipment
	JSC Elara	Airborne radio-electronics
	Aerospace Equipment Corp.	Avionics
	Teploobmennik, Scientific Production Association	Turbo-refrigerating units, unit control equipment
	JSC Normal'	Standardized fixing systems
Suppliers of engines	Ufa Motors	Su-30MK engines
	Motor Sich	Be-200 engines

In 2005-2008 to minimize contract-related risks, the Corporation signed general contracts for the period up to 2009 with suppliers of high-priced materials and componentry. The general contracts describe the parties' obligations on prices and payment terms, after-sales service for components, reliability of supplied goods, and adherence to requirements for aircraft delivery.

The general contracts include a number of contracts with suppliers, relating to various aspects of the components life cycle: delivery of high-priced componentry, maintenance, repair and overhaul services, upgrading etc. This way the Company optimizes price risks, improve economic and financial planning for medium and for the year. Specifically, the Corporation agreed on fixed prices for 2007-2008 with eight different suppliers of high-priced componentry. Due to efficiently established relations with these suppliers, the Corporation managed to keep the rise in prices for high-priced purchased inventory materials at 1-1.05% level in 2004-2008.

Agreements on fixed prices for materials with a narrow circle of suppliers compensate a growth in prices and high inflation rate we faced in 2008. The Corporation intends to continue this price-fixing policy on crucial componentry in future and will close the agreements with other suppliers.

Labour costs as part of COGS

In 2008 labour costs recognized in COGS slightly increased by 4.4% and were USD67.7 million (USD64.8 million in 2007). Labour costs represented 8% share of total COGS in 2008, that nearly correspond to level of 2007 (9.0%). The decrease in labour costs was caused by change of rubble rate at the end of the year/ It is necessary to point out, that labour costs recognized in COGS are not representative for the purpose of analysis of growth in factual labour cost. Indirect personnel expanses stand also in materials and goods, other expenses, operating expenses. Labour costs reflected in Note 8 to Financial Statements.

At the same time, the consolidated number of employees of Irkut Corporation grew to 18,803 as compared to 17,992 in 2007. Thus the output per person crucially improved from USD56.8 in 2007 to USD66.4 in the reporting year.

Depreciation and amortization

In 2008 depreciation and amortization grew more than USD8.1 million to USD40 million, as compared to USD31.9 million in 2007.

Depreciation and amortization, USD thousand	*2008*	*2007*	*2006*	*2005*
Depreciation of fixed assets	**34 162**	**26 943**	**20 469**	**19 639**
Buildings	5 271	2 878	2 932	3 119
Plant and equipment	28 891	24 065	17 537	16 520
Amortization of intangible assets	**5 900**	**4 996**	**3 420**	**729**
Development costs	1 180	2 746	1 029	218
Other intangible assets	4 720	2 250	2 391	511
Total depreciation and amortization:	**40 062**	**31 939**	**23 889**	**20 368**

The major part of the charged depreciation and amortization cost is the depreciation of fixed assets. Its increase reflected continued modernization of the existing production lines, launch new galvanization utility.

The amortization of intangible assets increased this year because of increment of other intangible assets. Formation of new direction MC-21 brought to necessity to purchase software. Yak-130 project, which R&D costs are capitalized on the balance, are close to the final phase, but have not been delivered to the mass production stage, and the amortization of corresponding intangible assets will be charged only with the beginning of the mass production, scheduled for 2009-2025.

Research and Development expenses as part of COGS

Research and development ("R&D") expenses, recognized as part of COGS, are the direct costs, expensed as incurred. They are calculated according to the percentage-of-completion basis and are recognized as far as occur. Development costs are carried out in accordance with approved production schedule and delivery dates for the end product. The rest of the R&D expenses are recorded either in the operational expenses and amortized as incurred, or capitalized and recognized in the balance sheet. The R&D in the balance sheet should meet the following requirements: final phase of research, there is an intention and possibility to finish the research, there is a probability of future cash flows.

R&D, recognized as part of COGS, are those expenditures which are necessary to carry out the on-going contracts of the Company. They mainly include the R&D for the Su-30MKI project - replacement contract and licensing agreement.

In 2008 R&D in COGS had not be recognized.

Other expenses

The value of expenses, recognized as "other expenses" in COGS increased in the reporting year by 100% and was USD169.3 million. Respectively, the percentage of this type of expenses in the structure of COGS increased from 13.5% in 2007 to 19.9% in 2008. The other expenses include such costs as energy and utilities expenses, warranty services, and other products and services, which cover all direct costs, incurred in the reporting year and not indicated in the above-mentioned items. The expenses on other products and services usually include services of third parties, delivered to the Corporation, which are necessary to maintain a stable operating process. The warranty service reserves decreased due to the decrease in production of aircrafts during the reporting year and were USD6.4 million against USD7.6 million in the previous year.

1.2. Structure of operating expenses

In 2008 net operating expenses grew by USD98.4 million (or by 43.4%) and amounted to USD324.7 million as compared to USD226.4 million in 2007.

Operating expenses and income, USD thousand	*2008*	*2007*	*2006*	*2005*
Distribution expenses	165 229	94 054	107 218	86 190
Administrative expenses	131 326	124 358	93 260	64 404
Research and development costs	8 896	5 658	6 611	8 179
Taxes, other than on profit	9 501	7 830	5 217	3 255
Other operating expenses	11 386	7 851	15 573	45 970
Total operating expenses	326 338	239 751	227 879	207 998
(Operating income)	(1 592)	(13 365)	(13 929)	(3 581)
Net operating expenses	**324 746**	**226 386**	**213 950**	**204 417**

Structure of operating expenses in 2008, %


2,9%
3,3%
0,2%
2,7%
50,6%
40,2%
Distribution expenses
Administrative expenses
Research and development costs
Taxes, other than on profit
Social expenses
Other operating expenses

Distribution expenses

Distribution expenses form the major part of the expenses, representing over 50.9% in the structure of the operating expenses. The distribution expenses include export agent commission, which is calculated under the percentage-of-completion basis for the purposes of IFRS. In fact, this commission is paid to the agents for military aircraft delivery, as advance payments are made by foreign customers. Distribution expenses also include marketing costs (for the purposes of IFRS are calculated as payments are made), expenditures on acceptance and delivery of aircraft. In 2008 the distribution expenses increased by 75.7% to USD165.2 million, which was due to change in structure of the realizing projects and terms and conditions of new signed contracts.

Distribution expenses, USD thousand	*2008*	*2007*	*2006*	*2005*
Marketing costs	105 398	65 337	63 616	31 303
Export agent commission	10 897	6 717	24 850	20 853
Cargo acceptance and delivery	4 953	8 128	8 524	5 806
Insurance	715	967	2 420	1 352
Customs fees and duties	55	1 050	1 016	84
Other expenses	34 789	7 250	1 499	6 916
Expenses of subsidiaries	8 423	4 605	5 293	19 876
Total	**165 229**	**94 054**	**107 218**	**86 190**

Administrative expenses

Administrative expenses form the second largest part in the structure of the Company's operating costs. The share of these expenses was 40.2% in 2008. As compared to 2007, the administrative expenses grew by USD6.9 million or by 5.6% and totaled USD131.3 million. These expenses grew, first of all, through the increase in indirect labour costs. Thus, labour costs in administrative expenses rose by 23.4% from USD39.5 million in 2007 to USD48.8 million in the reporting year, single social tax expenses by 23.4% from USD7.1 million to USD8.7 million.

This item also includes expenses on external consulting. Irkut Corporation is constantly striving to improve its corporate governance and control over cash flows; we monitor the quality and accuracy of the reporting. For this purpose, we use not only internal resources, but also services of external consultants.

Administrative expenses, USD thousand	*2008*	*2007*	*2006*	*2005*
Materials and goods	1 947	1 728	1 597	1 192
Services of the companies	25 517	25 367	1 912	3 056
Compensations and salaries	48 784	39 534	34 470	19 882
Single social tax	8 747	7 088	6 180	4 530
Advances to suppliers	5 259	2 100	8 842	5 258
Others	40 982	41 580	40 259	30 486
Total	**131 326**	**124 358**	**93 260**	**64 404**

Research and development expenses

The expenses on fundamental research, incurred in the reporting year, which has not been recognized as a part of the cost of sales and which has not been capitalized, are reflected in the operating expenses. The fundamental research includes MS 21 and UAVs projects.

In 2008 R&D in operating expenses increased by USD3.2 million (57.2%) to USD8.9 million

Taxes, other than on profit

In 2008 taxes, other than on profit grew in 1.2 times and were USD9.5 million. This item comprises property tax, social tax, and other federal and local taxes, paid by the Company in accordance with the Russian tax legislation.

Other operating income and expenses

In 2008 other net operating income and expenses gave Company USD9.7 million loss.

Other operating income and expenses, USD thousand	2008	2007	2006	2005
Impairment of capitalized development costs	-	248	-	17 063
Social costs	10 736	7 543	7 340	7 054
(Gain)/loss on disposal of property, plant and equipment	650	(381)	(10 655)	2 235
Negative goodwill	-	-	-	(3 135)
Impairment of loans given and accounts receivable	(98)	60	177	(446)
Gain on disposal of subsidiary	-	(6 961)	-	-
(Gain)/loss on change in fair value of investment property	-	(3 838)	(3 274)	-
Other operating expenses	(1 494)	(2 185)	8 056	19 618
Other operating income and expenses, total	*9 794*	*(5 514)*	*1 644*	*42 389*

The social costs in 2008 accounted for USD10.7 million. It is increased from the previous year (42.3%) 1.3. Net financing costs

Net financing costs, USD thousand	2008	2007	2006	2005
Net interest expenses	**54 448**	**53 974**	**34 147**	**47 176**
Interest income	(12 084)	(3 843)	(5 037)	(3 006)
Government compensation of interest expenses	(28 576)	(25 134)	(20 898)	(7 448)
Interest income on amounts due from tax authorities	(808)	(1 491)	(7 984)	-
Interest expenses	95 916	84 442	68 066	57 630
Other financial expences /(income)	**52 051**	**(20 488)**	**(6 332)**	**(8 647)**
Foreign exchange (gain)/loss	36 053	(19 252)	(2 015)	(8 069)
(Gain)/loss from investments	15 998	(1 236)	(4 317)	(578)
Net financing costs total	**106 499**	**33 486**	**25 048**	**38 529**

Net interest expenses and net financing costs in 2005-2008, USD thousand


60000
50000
40000
30000
20000
10000
0
2008
2007
2006
2005
Net interest expenses
Net financing costs

Net financing costs comprise interest expense on borrowings, interest charge on provisions, interest income on amounts due from financial investments, dividend income, foreign exchange gains and losses, and gains and losses on the revaluation and disposal of investments available-for-sale. All interest and other costs incurred in connection with borrowings are expensed as incurred as part of net financing costs and aren't capitalized on the balance sheet as a part of initial cost of acquired assets.

In 2008 net financing costs amounted to USD106.5 million, which is an USD59.6 million increase in comparison to 2007. The main reason for increasing of financing costs of the Corporation was crucial change in value of RUR during October-December 2008, that result in increase of foreign exchange loss in amount USD36.1 million. Also it was revaluation of investments (USD16.0 million loss) and R&D (USD10.2 million loss).

Interest expenses increase by 13.6% and amounted USD95.9 million, because of increment in amount of borrowings. That facts were partly smoothening by getting Government grant related to compensation of interest expense totaled USD28.6 million (USD 25.1 million in 2007). The rules for the government compensation of interest rates for Russian exporters of industrial products were approved by the Russian Government on June 6, 2005.

1.4. Net income

Net income dynamics, USD thousand


100000
80000
60000
40000
20000
0
-20000
-40000
-60000
2008
2007
2006
2005

The net loss amounted to USD40.6 million in 2008, against the net income obtained the previous year (USD48.7 million).

1.5. Results by business segments

Revenue by business segments, USD million	2008	2007	2006	2005
Military aviation	**838.5**	**770.6**	**507.0**	**474.2**
Deliveries of Su-30MKA to Algeria	276.0	199	4.3	3.6
Deliveries of Su-30MKM to Malaysia	145.4	214.7	26.8	0.5
Deliveries of Su-30MKI to India (including the replacement of Su-30K)	27.1	138.6	113.8	242.4
Licensing agreement with India	308.7	194.8	337.3	197.1
Beriev Design Bureau (A-50)	81.3	23.5	24.8	30.6
Civil aviation	**8.9**	**44.0**	**35.5**	**37.9**
Deliveries of Be-200 to the Russian EMERCOM	8.9	44.0	35.5	37.9
Aircraft components	**280.9**	**158.4**	**250.6**	**184.0**
Licensing agreement with India	280.9	125.8	174.0	125.8
Works on MiG fighters modernization		0.6	53.5	27.1
Other products of Beriev Design Bureau		32	23.1	31.1
Other business segments	**119.7**	**49.6**	**39.0**	**15.6**
Total revenue	**1 248.0**	**1 022.6**	**832.1**	**711.7**

Revenue dynamics by business segments, USD million


900
800
700
600
500
400
300
200
100
0
2008
2007
2006
2005
Civil aviation
Other business segments

1.5.1. Military aviation

In 2008, revenue from military aviation segment amounted to USD838.5 million, which is a 8.8% increase from the previous year. The sales of military aircraft generated 67.2% of the consolidated revenue of the Corporation in 2008 compared to 75.4% in 2007.

Revenue from military aviation growth was mostly due to the production fighters to India, Malaysia and Algeria.

At year-end 2008 the consolidated order book for the military products was USD991,6 million (excluding the licensed production contract)*. The order book for licensed production at year-end 2008 was estimated at USD2270 million. The military segment includes the following aircraft: Su-30MK (Su-30MKI for India, Su-30MKM for Malaysia, and Su-30MKA for Algeria), Yak-130 advanced combat trainer, as well as the modernization of A-50E airborne early warning and control system.

1.5.2. Civil aviation

In 2008 revenue from the civil aviation segment decreased by 79.8% to USD8.9 million. The revenue was gained from realization of aircraft Be-200 to Azerbaijan.

1.5.3. Aircraft components

In 2008, the value of components and equipment deliveries increased by 77.3% to USD280.8 million as compared to USD158.4 million in the previous year. The increase is primarily due to the realization of the new project with Algeria and further fulfillment of licensing agreement.

In 2008 aircraft components sales presented 22.5% of total revenue, against 15.5% in the previous year.

* In accordance with corporate accounting policy, revenue from delivery of semi-knocked-down kits under licensing agreement are recognized both as part of military aircraft segment revenue and as part of aircraft components segment revenue. This division of revenue is connected with different phases of delivery, or, in other words, with the completeness of the kit.

1.5.4. Other business segments

The year 2008 brought record sales, recognized as other business segments revenue. Other business segments revenue of Irkut increased by 141.3% to USD119.7 million in comparison to USD49.6 million in 2007.
Besides this the share of other business segments will grow up, as we will start production of three different types of components for Airbus. At the end of 2008 total orders portfolio from Airbus amounted to USD332.4 million.

2. Financial stability, Liquidity and Cash Flow analysis

In 2006-2007 Irkut Corporation entered upon the execution of new agreements, such as contract on replacement of 18 Su-30K with 18 Su-30MKI and delivery contracts to Malaysia and Algeria. As a result, the Corporation had an extensive demand for the investments in working capital. During 2008 Corporation executed contracts mentioned above and received payments from customers. This allowed to short cash invested in working capital.

In 2008 the volume of the current assets has increased significantly due to extended production activity. At the same time, the Company has deeply optimized the structure of financing recourses, as shown at the following diagram:

Assets structure, USD thousand


2500000
2000000
1500000
1000000
500000
0
2008
2007
2 006
2005
Current assets
Non-current assets

Equity and liabilities structure, USD thousand


2500000
2000000
1500000
1000000
500000
0
2008
2007
2 006
2005
Current liabilities
Non-current liabilities
Equity

On 28 December 2008, the Group disposed of 13% shares in subsidiary Beriev Design Bureau, JSC that result in some changes in balance sheet structure. The assets structure demonstrates decrease of non-current assets share by 4.9% and increment of current assets share by 5.6%. Equity decreased in 2008 (USD367.5 million) as compared with 2007 (USD449.9 million). The main reason of this was the loss of current period. Changes of liabilities were about 4%.

2.1. Assets structure

During the last four years assets rose by 80%, it was an increase of 17.3% in 2008 and of 27.3% in 2007. In the absolute terms assets increased by USD 324.4 million and were USD2199.4 million. This growth was mainly due to the increase in current assets.

In 2008 the share of the current assets was 76.6%, as compared to 71.0% in 2007, while in absolute terms the current assets grew by USD339.2 million (25.2%). As a result, the value of the current assets reached USD1683.8 million. The non-current assets declined by USD14.7 million (2.8%) in 2008, and amounted to USD515.6 million.

The structure of the current and non-current assets and the dynamics of the assets are considered below.

2.1.1. Non-current assets

The structure of the non-current assets is dominated by fixed assets. Meanwhile the share of fixed assets in the reporting period almost equals the level of previous year (60.0%). Despite additional investment in intangible assets its share decreased in 2007 the share was 32.1%, and in 2008 – 29.0%. In connection with disposal of subsidiary we wrote off investment property in amount USD 21.4 million. At the same time Beriev Design Bureau was accounted for as an equity accounted investee and investment amounted USD9.6 million. Total share of other items, like non-current investments and deferred tax assets had not exceeded 8%.

Non-current assets, USD thousand	2008	2007	2006	2005
Fixed assets (PP&E)	313 530	318 000	224 423	201 921
Investment property	-	21 449	15 804	-
Intangible assets	149 546	171 307	146 523	128 852
Investments in equity accounted investees	9 577	-	-	-

Investments and non-current financial assets	40 655	16 264	13 604	14 231
Deferred tax assets	2 333	3 364	5 287	4 523
Total non-current assets	**515 641**	**530 384**	**405 641**	**349 527**

Non-current assets structure, USD thousand


600000
500000
400000
300000
200000
100000
0
2008
2007
2 006
2005
Investments in equity accounted investees
Deferred tax assets
Investments and non-current financial assets
Intangible assets
Investment property
Fixed assets

Property, plant and equipment (fixed assets)

In 2008 the fixed assets of the Corporation grew down by USD4.5 million (or by 1.4%) to USD313.5 million. Due to the procurements of new production equipment, remodeling of shops, and other investments, "plant and equipment" increased by USD20.7 (13.7%). Some equipment, as stockpile rigs for manufacturing of assemblages or construction units is self-produced by IAP. Due to the growth in production volume, the Corporation had to make procurement of equipment, though the "construction in progress" slightly decreased by USD9.9 million (11.6%).

Fixed assets, USD thousand	2008	2007	2006	2005
Land and buildings	67 153	82 426	73 793	83 808
Plant and equipment	171 226	150 532	91 827	89 671
Construction in progress	75 151	85 042	58 803	28 443
Fixed assets, total	**313 530**	**318 000**	**224 423**	**201 922**

Capital expenditures in fixed assets in 2008 were USD81.8 million (as compared to USD115.7 million in 2007) and were allocated as follows:

Capital expenditures in fixed assets of the Company allocation in 2005 -2008, USD thousand


140000
120000
100000
80000
60000
40000
20000
0
2008
2007
2 006
2005
Construction in progress
Plant and equipment
Land and building

The accumulated depreciation of fixed assets at year-end 2008 amounted to USD293.1 million, as compared to USD282.1 in 2007. The depreciation dynamics during the last four years was as follows:

Depreciation of fixed assets in 2005-2008, USD thousand


250000
200000
150000
100000
50000
0
2008
2007
2 006
2005
Land and buildings
Plant and equipment

Depreciation ratio (accumulated depreciation to initial asset value) slightly increased from 47.0% to 48.3% in 2008.

Depreciation ratio	2008	2007	2006	2005
Fixed assets	***48.3%***	***47.0%***	***53.7%***	***55.8%***
Incl.				
Land and Buildings	*58.7%*	*53.3%*	*55.3%*	*52.6%*
Plant and equipment	*53.6%*	*55.5%*	*64.8%*	*64.3%*

Investment property

In connection with disposal of subsidiary Irkut Corporation wrote off investment property in amount USD 21.4 million.

Investment property, USD thousand	2008	2007	2006
The book value	21 449	15 804	12 225
Additions	-	379	
Foreign exchange gain	(3 530)	1 428	305
Change in fair value	(17 919)	3838	3 274

Investment property, total	-	21 449	15 804

Intangible assets

In 2008 the intangible assets of the Company grew down by almost USD21.8 million (about 12.7%) to USD149.5 million.

In 2008 capex in intangibles was USD36.1 million. The main part of these expenditures is presented with R&D costs, which were USD26.1 million in absolute terms. As for comparison, in 2007 capex in intangibles was USD22.6 million.

Capital expenditures in intangible assets of the Company allocation in 2005 -2008, USD thousand


40000
35000
30000
25000
20000
15000
10000
5000
0
2008
2007
2 006
2 005
Other intangibles
R&D costs

Amortization of intangible assets slightly decrease in 2008. The accumulated amortization of intangible assets at year-end 2008 amounted to USD10.3 million, as compared to USD11.6 million at year-end 2007.

Total amount of intangibles (including amortization) adopted on the balance sheet in 2008 equaled USD149.6 million and allocated in the following way:

Intangible assets	2008	2007	2006	2005
R&D costs	**135 658**	**161 252**	**143 297**	**125 845**
Be-200	34 823	67 521	67 078	63 889
Yak-130	89 798	77 063	59 227	44 330
Upgrade program for SUV-30K (armament control system)	9 265	9 265	9 260	10 289
A-50E airborne early warning and control aircraft	-	3 895	4 801	4 556
Be-103	-	2 887	2 931	2 781
Others	1 772	621	-	-
Other intangible assets	**13 888**	**10 055**	**3 226**	**3 007**
Intangible assets total	**149 546**	**171 307**	**146 523**	**128 852**

Other investments and non-current financial assets

In 2008 other investments and non-current financial assets amounted to USD52.6 million, which is higher than in 2007 by USD32.9 million. Investments, available-for-sale and stated at cost, increased by USD24.8 million to USD38.2 million. They include equity securities of ZAO Company "FTK" ("FTK") and OAO United Aircraft Corporation ("UAC") which is the Parent Company of the Group.

Deferred tax assets

Deferred taxes is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The deferred income tax is recognized in respect to any taxable temporary differences. In 2008 the deferred tax assets accounted for USD2.3 million.

2.1.2. Current assets

Current assets, USD thousand	2008	2007	2006	2005
Investments	5 674	288	1 365	21 837
Inventories	543 592	716 246	633 359	540 367
Trade and other receivables	523 471	264 267	281 003	189 400
Cash and cash equivalents	611 037	363 783	74 868	108 335
Disposal group assets and assets classified as held for sale	-	-	76 792	10 387
Current assets total	**1 683 774**	**1 344 584**	**1 076 387**	**870 327**

The current assets grew significantly in 2008, as compared to 2007 and amounted to USD1683.8 million. Receivables rose from USD264.3 million to USD523.5 million. As a result the 2008 increase in current assets was more than 25.2% or USD339.2 million in absolute terms. Displayed below are an analysis of the increase in the current assets, and structure of the current assets.

Current investments

In 2008 current investments increased, as compared to 2007. They accounted for USD5.7 million.

Inventories

In 2008 the inventories grew down by USD172.7million or by 22.4%, amounting to USD556.1 million at the year-end. The main reason of this change was considerable increment of advanced payments received by licensing agreement.

Inventories, USD thousand	2008	2007	2006	2005
Inventories	**556 141**	**716 246**	**633 359**	**540 367**
Advance payments to suppliers	205 380	216 173	121 206	74 728
Raw materials and other supplies	129 167	121 202	72 456	40 116
Aircraft components	169 238	102 020	84 807	47 550
Amounts due from customers for contract work	213 425	325 036	625 731	553 361
Goods for sale	170 710	163 622	-	-
Other work in progress	70 643	41 990	20 332	22 297
Advanced payments received	(402 422)	(253 797)	(291 173)	(197 685)

Inventories, USD thousand



1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
2008
2007
2 006
2005
Other work in progress
Goods for sale
Amounts due from customers for contract work
Aircraft components
Raw matherials and other supplies
Advance payments to suppliers

The amounts due from customers for contract work reflect the volume of work in progress and increase as percentage of completion of products rises. It is transferred to receivables only after the delivery has been loaded and invoice made out. The production activities of the Corporation for the year resulted in growth down in the amounts due from customers for contract work.

Other components of the inventory demonstrated the opposite tendency. Such aircraft components increased by USD67.2 million (65.9%). The increase was due to the redemption of aircrafts from India during realization of the contract for replacement of SU-30K. These aircrafts are shown as goods for sale because they will be sale to other country.

Trade and other receivables

Trade and other receivables increased by 98.1% - from USD264.3 million in 2007 to USD523.5 million, due to the fact that some huge shipments were at the end of the year and payments were obtained next year.

Cash and cash equivalents

Cash and cash equivalents are primarily used to finance the ongoing production program and partially to invest in high-liquid financial instruments with maturity of less than one year. The year-end cash balance increased from the previous reporting period from USD363.8 million to USD611.0 million due to the fact that main cash receipts were at the year end and cash was placed in call deposits for obtaining interest income.

10.2.2. Analysis of financial sources

The strategy which forms the sources used to finance the operational activities of the Company reflects extensive borrowings. This strategy is conditioned by the fact, that the high-tech production requires not only sufficient time, but extended financing likewise - R&D, materials, purchasing of expensive components, etc. A standard aircraft production contract supposes no more than a 30-40% advance payment, received before the start of the production. Accordingly, advanced payments, made by customers combined with the Company's own funds do not satisfy the production needs in full, leading to various external borrowings. Moreover, the external financing is reasonable, if the weighted-average cost of external capital is lower, than the return on the whole invested capital.

Considering the risks, involved by dependence on borrowed capital, Irkut Corp. intends to reduce the share of financial obligations in future aiming at striking a healthy balance between the financial risks and the high financial leverage as a mean of generating more profit.

In 2008 the Corporation attracted capital resources, only by using debt financing. The increase in long- and short-term debt amounted to 20.8%. However, shareholders equity decreased in the reporting year as well and amounted to USD367.5 million – a decrease for more than 18.3% in comparison to the previous year. This decline happened mostly due to loss in the year 2008. In the reporting year liabilities-to-equity ratio was 5.15 in comparison to 3.17 in the previous year.

Liabilities and equity of the company, USD million


2 400 000
2 200 000
2 000 000
1 800 000
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
2008
2007
2 006
2005
Equity
Liabilities

2.2.1. Equity

As of January 1st, 2008 the share capital of Irkut Corporation was divided into 978 131 612 registered ordinary shares of nominal value of RUR 3 each.

Equity, USD thousand	2008	2007	2006	2005
Share capital	103 811	103 811	103 811	103 811
Share premium	97 532	97 532	97 532	97 532
Revaluation reserve	-	17 741	17 741	17 741
Foreign currency translation reserve	-3 038	12 684	6 509	(773)
Retained earnings	153 977	184 971	141 106	97 918
Total equity attributable to shareholders of the parent company	**352 282**	**416 739**	**366 699**	**316 229**
Minority interest	15 170	33 166	43 421	39 640
Total equity	**367 452**	**449 905**	**410 120**	**355 869**

The reporting year undivided loss of USD46.1 million was recognized as retained earnings on the balance sheet. Retained earnings fell by 16.8% or by USD31.0 in absolute terms. Besides this, as a result of negative foreign exchange differences of USD15.7 million the foreign currency translation reserve decreased and amounted to – USD3.0 million. Thus total equity decreased by 18.3% and accounted for USD367.5 million in comparison to USD449.9 million in 2007.

2.2.2. Financial obligations. Long- and short-term loans and borrowings

Activities on the financial market

In 2008 the companies obligations totaled USD1 832.0 million, which is a USD406.9 million (or 28.6%) increase from 2007. During 2008 Irkut's Corporate Finance Department was actively involved in:

- the widening of the investors base by diversifying the financing instruments and marketing the Corporation on foreign capital markets;
- maintenance and widening of existing credit limits;
- the optimization of the credits portfolio structure aiming at reducing interest risks (widening borrowings repayment option);
- improvement of the credit financing methods in accordance with the principle of specified purpose use, which enabled us to participate in the program of Government compensation of interest expense.

During 2008 in the financing activity of the Company the following substantial events happened:

- Irkut obtained a credit line worth USD 295 million from Sberbank with a maturity to 2010;
- Irkut obtained a credit line worth USD 165 million from Sberbank with a maturity to 2013;
- Irkut obtained a credit line worth USD 65 million from VTB with a maturity to 2010;
- Irkut obtained a credit line worth USD 55 million from Alfa-Bank with a maturity to 2011;

The structure of short- and long-term liabilities, USD thousand


2 000 000
1 800 000
1 600 000
1 400 000
1 200 000
1 000 000
800 000
600 000
400 000
200 000
0
2008
2007
2 006
2005
Current liabilities
Non-current liabilities

Net debt, USD thousand	2008	2007	2006	2005
Short-term loans and borrowings	(298 274)	(314 036)	(91 642)	(75 881)
Long-term loans and borrowings	(903 829)	(680 954)	(561 808)	(529 144)
Total debt	(1 202 103)	(994 990)	(653 450)	(605 025)
Cash and cash equivalents	611 037	363 783	74 868	108 335
Short-term investments	5 674	288	1 365	21 837
Net debt, total	(585 392)	(630 919)	(577 217)	(474 853)

The net debt is calculated as the difference between the total financial debt of the Company and the sum of "cash and cash equivalents" and "current investments" items. In 2008 the net debt amounted to USD585.4 million, which is a USD 45.5 million (or 7.2%) decrease from 2007.

Borrowings structure in 2005-2008

USD, thousand	2008	2007	2006	2005
Bank loans in USD	930 035	485 487	346 647	457 500
Bank loans in RUR	3 404	36 572	7 609	25 073
Bank loans in EURO	11 446	9 538	-	-
Ruble-nominated bonds	110 618	132 403	123 428	112 916
Credit linked notes	125 000	125 000	125 000	0

Repayment schedule in 2008-2013, %


7,47%
22,28%
22,07%
4,67%
43,51%
2009
2010
2011
2012
2013

Key characteristics of credit portfolio in 2006 - 2008

	2008	2007	2006
Weighted-average time to maturity (in months)	26,28	*28.44*	*27,33*
Weighted-average interest rate, %	*9,06%*	*7.6%*	*8.59%*
3 months LIBOR rate, %	*1.43%*	*4.70%*	*5.36%*
Premium to LIBOR rate	*7.63%*	*2.90%*	*3.23%*
Share of borrowings in USD, %	*89.74%*	*60.3%*	*75.12%*
Share of borrowings in EURO, %	*0.96%*	*1.33%*	*0.71%*
Share of borrowings in RUB, %	*9.3%*	*38.37%*	*24.17%*

In 2008 the credit portfolio grew by USD207.1 million (or by 20.8%) and was USD1202.1 million. Growth of credit portfolio was accompanied by significant growth in value of cash and cash equivalent. As a result the net debt decreased by USD45.5 million.
The extending of the investor base and the range of financial instruments allowed the Company to improve the characteristics of the credit portfolio. Under the conditions of the world financial crisis which appeared in August 2008 Irkut Corporation found the ways to retain nearly the same level of its weighted-average interest rate of the credit portfolio. LIBOR rate decreased by 69.6% from 4.7% to 1.4% which allowed not to increase weighted interest rate by too much to 8.93% as compared to 7.6% at the end of the previous year. During the last two years the weighted-average time-to-maturity were more than 2 years and exactly 2,19 for the year-end 2008.

At the same time, the Corporation continued considerable restructuring of its credit portfolio. First, Irkut plans to switch to a single currency of settlements with customers, suppliers and creditors. As USD export contracts form more than 90% of revenue, Irkut intends to increase the share of USD borrowings. In 2008 the share of USD borrowings accounted for 90.6% of the total credit portfolio, as compared to 79.6% at year-end 2007 and to 75.6% at year-end 2006. The Company continues the geographical diversification and diversification by the type of borrowings.

Non-current liabilities

Non-current liabilities, USD thousand	2008	2007	2006	2005
Long-term loans and borrowings	903 829	680 954	561 808	529 144
Secured bank loans	183 703	372 368	305 856	355 304
Unsecured bank loans	603 274	26 570	2 588	59 514
Unsecured bond issue	112 761	261 271	251 495	114 326
Other loans			1 869	-
Finance lease liabilities	4 091	20 745	-	-
Deferred tax liabilities	29 344	49 859	79 860	67 734
Non-current liabilities, total	933 173	730 813	641 668	596 878

In 2008 the Company's non-current liabilities grew by USD202.4 million (or by 27.6%). The increase is due to the debt restructuring. In 2008 Irkut received bank loans more than USD617,5 million. As for comparison, in 2007 we attracted bank loans worth USD1158.9.

Current liabilities

In 2007 the current liabilities of the Corporation increased by 29.46% or by USD204.5 million in absolute terms, and amounted to USD898.8 million. This increase in current liabilities happened due to significant increase in payables. As a result, the structure of current liabilities changed. In 2007, the share of short-term borrowings in the structure of current liabilities of the company amounted to 45.2%, trade and other payables - about 52.3%, other liabilities, such as deferred income, provisions and disposal group assets – more than 2.5%. In 2008 this proportion changed dramatically - the share of short-term loans declined to 33.2%, while trade payables amounted to 66.8% and the share of other liabilities dropped to 1%.

Current liabilities, USD thousand	2008	2007	2006	2005
Short-term loans and borrowings	298 274	314 036	91 642	75 881
Secured bank loans	3 404	33 209	2 094	9 820
Unsecured bank loans	40 552	3 006	45 388	24 058
Current portion of non-current secured bank loans	67 848	65 599	30 723	16 000
Current portion of non-current unsecured bank loans	52 606	31 435	11 946	23 512
Current portion of non-current unsecured bond issue	-	-	-	-
Current portion of finance lease liabilities	6 537	6 838	-	-
Other loans	127 327	173 949	1 491	2 491
Trade and other payables	600 516	363 154	235 878	182 392
Accounts payable, trade	235 200	180 757	162 514	126 873
Income and other taxes payable	24 684	43 341	9 211	10 144
Accrued expenses	2 790	11 524	27 897	20 982
Advance from customers	308 566	95 878	23 241	16 869
Other payables	20 082	31 654	13 015	7 524
Deferred income	-	3 863	10 646	-
Provisions	9 194	13 197	9 914	8 833
Disposal group liabilities	-	-	73 160	-
Current liabilities, total	898 790	694 250	421 240	267 105

Short-term loans and borrowings

The value of short-term loans and borrowings decreased from USD314.0 million to USD298.3 million in 2008. Such a decrease is the result of the politics for enlarging credit duration.

Trade and other payables

Trade and other payables increased by 65.4% from USD363.2 million to USD600.5 million. This could be explained first of all with the increase in advance from customers from USD95.9 million in 2007 up to USD308.6 in 2008. This increase was due to advance payment made for delivering production in 2009-2011 years. Secondly, the majority of contracts with suppliers, payments for goods and services are realized only after corresponding payments from customers. Customers payments were received in the end of 2008 year or postponed till the beginning of 2009 and corresponding transactions with suppliers were provided in the beginning of 2008 year. That why accounts payable increased by 30.1% and amounted USD235.2 million.

Provisions

This item provides product warranties in conjunction with certain product sales. Generally, aircraft sales are accompanied by a twelve to eighteen month warranty period that covers systems, accessories, equipment, parts and software manufactured by the Company to certain contractual specifications. Warranty coverage includes non-conformance to specifications and defects in material and workmanship. The warranty liability recorded at each balance sheet date reflects the estimated number of months of warranty coverage outstanding for products produced times the expected monthly warranty payments, as well as additional amounts, if necessary, for certain major warranty issues that exceed a normal claims level. In 2008 the provisions decreased significantly - from USD13.2 million in 2007 to USD9.2 million or 30.3%.

2.3. Analysis of profitability and liquidity of the Company

2.3.1. Analysis of assets profitability

Profitability reflects the influence, caused by liquidity, assets and debt management on the Company's results.

	2008	*2007*	*2006*	*2005*
Return on Equity (ROE)	-11,05%	10,82%	10,53%	23,8%
Return on Assets (ROA)	-1,85%	2,60%	2,93%	7,0%
Return on Invested Capital (ROIC)	-2,59%	3,37%	4,06%	8,83%

The analysis of these indicators shows significant decrease, but it should not be taken explicitly as negative factor, since it was caused by external factors such as ruble devaluation.

As a result, the Return on Equity (ROE) in 2008 amounted to -11.05% compared to 10.82% in 2007.

The Return on Assets (ROA) declined in 2008 to -1.85%, compared to 2.6% in 2007.

The Return on Invested Capital (ROIC), which shows the profitability of invested funds, amounted to -2.59% in 2008, compared to 3.37% in 2007.

Despite some decrease in numbers, the profitability ratios of the Corporation remain among the highest in the global aerospace industry.

2.3.2. Liquidity analysis

Liquidity is the ability of an organization to meet its short-term financial obligations. Specifically, we mean the possession of such an amount of assets easily convertible into cash, which is theoretically enough to pay off short-term financial obligations. Liquidity reveals the correlation between current assets and short-term liabilities, and reflects a company's ability to fulfill its obligations in time.

As a result of significant investments into the working capital, in 2008 the current assets of the Company rose to USD1683.8 million, which represents a 25.2% increase from 2007.

Dynamics of current assets and current liabilities, USD thousand

	2008	2007	2006	2005
Investments	5 674	288	1 365	21 837
Inventories	543 592	716 246	633 359	540 367
Trade and other receivables	523 471	264 267	281 003	189 400
Cash and cash equivalents	611 037	363 783	74 868	108 335
Disposal group assets	-	-	76 792	10 387
Current assets, total	**1 683 774**	**1 344 584**	**1 067 387**	**870 326**

Short-term loans and borrowings	298 274	314 036	91 642	75 881
Trade and other payables	591 322	363 154	235 878	182 392
Provisions	9 194	13 197	9 914	8 833
Disposal group liabilities			73 160	
Deffered income		3 863	10 646	
Current liabilities, total	**898 790**	**694 250**	**421 240**	**267 105**
Current ratio	*1,87x*	*1,94x*	*2,53x*	*3,26x*
Acid-test ratio	*1,26x*	*0,91x*	*1,03x*	*1,24x*
Cash ratio	*0,68x*	*0,52x*	*0,18x*	*0,41x*

At the same time, Irkut's current liabilities also increased to USD898.8 million.

As a result, the current ratio, which is the arithmetic ratio of current assets to current liabilities, decreased from 1.94x in 2007 to 1.87x in 2008. The ratio is mainly used to give an idea of the company's ability to pay back its short-term liabilities (debt and payables) with its short-term assets (cash, inventory, receivables). The higher the current ratio, the more capable the company is of paying its obligations. The current ratio of 1.87x represents Irkut's great short-term creditor protection.

The analysis of other types of liquidity ratios also shows that in the reporting year the ratios improved:

Acid-test ratio increased from 0.91x to 1.26x;

Cash ratio rose from 0.52x in 2007 to 0.68x in 2008.

2.3.3. Solvency

Solvency implies that a corporation posses enough cash & cash equivalents to meet immediate financial obligations, if they came due at that point.

Despite considerable level of debt financing, the Company demonstrates strong ability to pay corresponding debt service.

The interest coverage ratio, calculated as EBIT/interest payments amounted to 0.24x in 2008, which is lower than previous years. This indicates that Irkut's EBIT is 0.24 times higher than the interest payments. On the other hand debt-to-equity ratio is 1.59x, meaning that 62.8% of debt could be covered with equity.

Solvency indexes



4,00
3,50
3,00
2,50
2,00
1,50
1,00
0,50
0,00
2008
2007
2 006
2005
Net debt/Equity
EBIT/interest payments

Debt-to-revenue ratio improved slightly from 2007. It amounted to 0.47x, and was in the frameworks of acceptable covenants, specified for some public borrowings of the Company (for example, the debt-to-revenue covenant of CLNs equals 0.8x). On the other hand, debt-to-EBITDA sharply increased and was 11.02x in comparison to 4.75x in 2007.



12,00
11,00
10,00
9,00
8,00
7,00
6,00
5,00
4,00
3,00
2,00
1,00
0,00
2008
2007
2 006
2005
Net debt/revenue
Net debt/EBITDA

2.3.4. Cash flow analysis

USD thousand	2008	2007	2006	2 005
OPERATING ACTIVITIES				
Profit before tax	(41 389)	46 916	55 924	110 972
Depreciation and amortization	40 062	31 939	23 889	20 368
Net interest expense	54 448	53 974	34 147	47 176
Other adjustments	52 637	(30 052)	(15 345)	23 799

Operating profit before changes in working capital and provisions	**105 758**	**102 777**	**98 615**	**202 315**
Changes in working capital	141 605	63 154	(132 178)	(224 753)
Cash flows from operations before income taxes and interest paid	**247 363**	**165 931**	**(33 563)**	**(46 644)**
Income taxes paid	(34 165)	(6 730)	(2 500)	(18 709)
Interest paid	(62 676)	(57 018)	(45 411)	(50 134)
Cash flows from operating activities	**150 522**	**102 183**	**(81 474)**	**(91 281)**
INVESTING ACTIVITIES				
Investments in fixed and intangible assets	(126 828)	(130 230)	(85 425)	(54 305)
Income from investing activities	(33 028)	7 838	56 304	12 629
Cash flows from investing activities	**(159 856)**	**(122 392)**	**(29 121)**	**(41 676)**
FINANCING ACTIVITIES				
Operations on debt market	264 365	319 818	73 778	64 206
Operations with share capital			-	63 067
Cash flows from financing activities	**264 365**	**319 818**	**73 778**	**127 273**
Net (decrease)/increase in cash & cash equivalents	255 031	299 609	(36 817)	(5 684)
Free cash flow	**56 744**	**(31 427)**	**(131 245)**	**(135 282)**

In 2008 the operating activity brought the Company USD105.8 million. It resolved USD96.8 million from its working capital, i.e. from changes in receivables/payables and, after this, paid USD96.8million in taxes and interests. Thus, operating cash inflow net of working capital, taxes and interests equaled to USD150.5million.

For the needs of investing activity financing (capital expenditures, acquisition of subsidiaries and associates and other investment projects) the Corporation spent USD126.8million. This is USD3.4 million decrease from the previous year. However, the total investing cash outflow amounted to just USD159.9 million, opposed to USD122.4 million in 2007. This could be explained with acquisition of intangible assets, development expenditure and investments in 2008.

Enhanced necessity in current assets caused significant borrowings on the debt markets. Financing activity of the Company was oriented on funds attraction to finance production under existing contracts, current assets and procurements of materials and goods for new contracts. Thus, the cash outflow from investing activities not covered by operating activities (totaled USD9.3 million) were covered solely through financial debt. In the reporting year the Company attracted loans and borrowing totaled USD617.5 million and repaid loans and borrowings totaled USD347.6 million, which gave combined cash inflow of USD269.9 million. Besides this, total financial debt of the Company increased by USD207.1 million – from USD995.0 million to USD1202.1 million.

In 2008 free cash flow was a positive number equals USD56.7 million.

Operating cash flow structure, USD thousand


250000
200000
150000
100000
50000
0
-50000
-100000
-150000
-200000
-250000
2008
2007
Operating profit before changes in working capital and provisions
Changes in working capital
Income taxes and interests paid

3. Risks analysis

As any other public company, Irkut Corporation is subject to political, economical, market, and other risks, which may affect its financial performance. Taking into consideration the nature of the business, in which the Company operates, we single out the following risks.

Political risks

Foreign policy risk. The defence industry is subject to strict government regulation and control, and not only by the supplying or importing country, but also by international organisations. Thus, the signing of delivery contracts for military products directly depends on the diplomatic relations between the Russian Federation and countries-prospective customers, as well as the geopolitical situation in the world.

Our current customers are Asian countries and developing countries. The political situation downturn in any contracting region may adversely bring to unfavourable consequences. The consequences may include international sanctions (embargo on imports of arms and military equipment to certain countries), leading to the Company's inability to meet contractual obligations and reducing its order book. The narrowed range of customers increases the risk.

To minimize the foreign policy risk, Irkut continues the diversification of its order book by customers and regions, focusing not only on the traditional markets of South-East Asia, but on new regions, including North Africa and developing countries. The Indian share in the order book amounted to approximately 60% at year-end 2008, in comparison the Indian share was almost 90% in 2004.

The government military expenses policy may also affect the Company's financial performance. Unlike the majority of international aircraft-constructing companies, Irkut Corporation generates the bulk of the revenue from export-related contracts. Besides this, the fact that Su-30MKI has not been added to the arsenal of the Russian Air Force could be viewed by prospective customers as a disadvantage of this product, limiting access to tenders and reducing the export potential of this jet fighter.

To minimize the risks, related to the government control and regulation in military aircraft production and selling, Irkut continues its diversification strategy, development of civil and dual-purpose aircraft, aiming at an increased share of civil products in the Company's revenue. The Yak-130 advanced combat trainer, which was introduced in 2005, is a milestone in the diversification of Irkut's product line.

Problems of informational transparency. Since the aerospace industry and the military aviation in particular, is strategically important for the state defence capability, information related to this industry could be viewed as a subject to the state secret legislation. Thus limited access to the specific information could have influence on investment policy. Nevertheless, Irkut is the most transparent company of the Russian aerospace&defence industry. The Company is committed to maximum disclosure of critical information for its investors and shareholders.

Market risks

Irkut' market risks is the risk that changes in market prices such as exchange rates, interest rates, and equity prices.

Interest risk – risk of interest escalation

Irkut's production cycle implies considerable debt financing. The borrowings and loans, as well as Irkut debt securities are denominated both in RUR, and in foreign currencies, with many contracts concluded with the LIBOR rate. Thus, an increase in interest rates could result in the growth in the financing costs, which may adversely affect the Company's financial performance.

Company does not have a formal policy of determining how much of the Group's exposure should be to fixed or variable rates. However, at the time of issuing new debt management uses its judgment to decide whether it believes that a fixed or variable rate would be more favourable to the Group over the expected period until maturity.

Irkut has a considerably high financial leverage, as compared to other companies of the industry. Thus, higher financing expenses may lead to more severe competition.

To reduce this risk, we are diversifying the credit portfolio: arrange loans, denominated in various currencies, seek wider cooperation with Russian and foreign banks, use other ways of financing, including bond issues and other forms of public borrowings.

Foreign currency risk –risk of exchange rates change

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in different currencies. The Company's contracts and revenue are mainly denominated in USD, while more than a half of expenses are in RUR. That is why fluctuations of the exchange rates may worsen the financial performance of Irkut. The strengthening of the ruble will negatively affect the financial results, reducing the profit margin. Besides that, this will deteriorate the Company's position in the international market.

To reduce the risk, Irkut takes the following measures:

- maintain the optimal balance between the foreign currency assets and liabilities,
- form liabilities in foreign currency (settlements with suppliers of materials and goods, as well as debt payments are effected in RUR linked to USD exchange rate);
- currency clause (in case the exchange rate abruptly fluctuates, the contract amount will be reconsidered);
- replacement of short-term debt by the long-term loans and borrowings;
- diversification of liabilities by currency and debt instruments.
- Hedge the Group's exposure to foreign currency risk.

Price risk

The Corporation is subject to the risk, that suppliers may increase prices for components and raw materials, including titanium and aluminum. Increase in price for components and units may negatively affect financial performance of the Corporation.

Thus, to reduce the risk, Irkut signs long-term agreements with components suppliers, and takes the following measures:

- executes long-term production programs, secured by contracts already signed;
- develops programs, aimed at reducing expenses on production,
- actively invests in its manufacturing capabilities to improve competitiveness.

Industry-related risk

Industry-related risk – risk inhered to particular industry

The development of the 5th Generation fighter peculiarly affects the long-term competitiveness of Russian aerospace industry and Irkut in particular on the global markets. The situation, which is not in favour of the Russian aircraft makers, as foreign companies have advanced developments in the 5th generation fighter program, may worsen for the Russian companies.

The development stage the 5G fighter may take from 10 to 15 years, and while the Russian industry is at the very beginning of the process, USA has already built and started trials of 5G prototypes. Thus, Russia may loose external markets, as demand for 4+ generation fighters, delivered by Irkut may subside. At the same time, the Company's product line features 10-15 years price edge over the 5G jets, which may be a critical consideration for Irkut traditional and potential customers.

The long-term strategy of Irkut includes improvement of balanced production of military and civil aircraft, greater development of civil projects, and product line diversification.

The strategy may also pose some risks - considerable capital investments and allocation of significant funds may lead to reduced profits. The civil aviation market is saturated, which makes the entry into this market an uphill task for new participants, as there is already formed pool of well-known companies which compete rigorously. Despite the fact, that the Company took some decisive steps towards reducing this type of risk, we cannot say, that adverse impact of the industry-related risk is entirely impossible.

Risks related to operating activities

Production-based risk implies risk of fall down at the scheduled value of works, and/or risk of increase of expenses, shortfalls of production planning, which lead to boosted current costs.

In aerospace and defence sector contracts are usually guaranteed by third parties, in the case of military aviation the contracts are usually secured by the government and in case of. Irkut the contracts are guaranteed by Rosoboronexport, state-run entity which controls all arms exports, which presents Russia as a trustworthy country and reliable partner. Rosoboronexport carefully audits the company before placing the order.

On the other hand all the companies operating in Russian aerospace and defence sector do not generate enough cash to complete the contracts in force-major. In this case Rosoboronexport performs as a guarantor not for customers but for producers and guarantees their operations while they face obstacles.

To minimize the risk, related to equipment shutdown or machine detention, as well as to meet customers' requirements, Irkut modernizes outmoded facilities and switches to advanced technologies and equipment.

The third-party risk also falls under the category of production-based risks. Supply shortfalls may lead to the Company's inability to meet with contractual obligations. Many materials and components are produced only by one supplier which accounts for production-based risks. On the other hand, Irkut is the only customer of a range of such materials, while relations with some suppliers are years long. All this things considered and supported with the fact that Irkut does not use import materials and goods, this third-party risk is minimal.

Default risk

The production cycle for some products is over 15 months. The advance payments do not cover all the production expenses, and the Company uses not only advance payments, but a wide range of loans and borrowings, which are paid off from contractual proceeds. Irkut' activities are based on sufficient level of debt financing maintenance.

Irkut has a high level of debt, and a high financial leverage. Equity capital. The situation, when the Company will be declared on default on all loans and borrowings may lead to financial difficulties.

Credit risk

This risk implies a risk of the failure to execute contractual obligations by Irkut' debtors and customers – risk on recovering on default. The orders for the production of the military aircraft - the bulk of the orders portfolio - are placed by Defence Ministries of foreign countries, which means that the governments of the corresponding countries will act as guarantors of the contracts. Thus the credit risk, posed by customers is minimal.

However, the credit risk may be posed by third parties debts, since the Company acts as guarantor of a number of affiliates. The value of this type of obligations is insignificant, and cannot considerably impact the Company's financial performance.

Legal risk

The production of aircraft and associated equipment, as Corporate' main activity is subject to licensing. The Company's extensive experience in the field of licensing enables us to believe, that the requirements for the license will not be significantly changed.

RULE 12G3-2(B) NO.: 82-34818

Irkut Corporation

Information that were made public pursuant to the laws of the Russian Federation (Since 3rd Q 2008 till 2nd Q 2009)

Table of contents

Report of Irkut Corporation

(Irkut Corporation, the Company, the Corporation)

Including information by the end

3rd Q 2008

Year 2008

1st Q 2009

2nd Q 2000

I. Company background

Information of Company's name (name)

Full name:
In Russian: Joint Stock Company "Scientific-Production Corporation "Irkut"
Abbreviated name:
In Russian: JSC "Corporation "Irkut"
In English: Irkut Corporation

The Company name shall not be considered a trade or a service mark.

Information of changes in the name and administrative and legal status of the Company:

Full and abbreviated Company name	Administration and legal status	Reason and date of changes
JSC "Scientific-Production Corporation "Irkut", JSC "Corporation"Irkut"	Joint Stock Company	Approved by General meeting of shareholders, protocol No. 20 of 6 July 2004. Registration certificate of EGRUL, issued Russian MNS Inspection №17 of Moscow North-East administrative district No. 2047717018831 of 06 August 2004.
JSC "Scientific-Production Corporation "Irkut", corporation "Irkut"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 18 of 2 December 2003. Registration certificate of EGRUL, issued by Russian MNS Inspection of Irkutsk Leninsky district of Irkutsk region, No. 2033801435974 of 15 December 2003.
JSC "Scientific-Production Corporation "IRKUT", Corporation "IRKUT"	Joint Stock Company	Approved by Extraordinary general meeting of shareholders, protocol No. 18 of 27 December 2002. Registration certificate of EGRUL, issued by Russian MNS Inspection of Leninsky district of Irkutsk region, No. 2023841426860 of 30 December 2002.
"Irkutsk aviation industrial association" Joint Stock Company, JSC "IAPO"	Joint Stock Company	Approved by Annual general meeting of shareholders, protocol No. 5 of 8 June 1996. Approved by Registration office of Irkutsk Authorities No. 1177-IRP of 15 July 1996.
"Irkutsk aviation industrial association" "IAPO" JSC, JSC "IAPO"	Joint stock company	Resolution of Head of Administration of Leninsky district of Irkutsk, No. 2062 of 13 October 1992.
State enterprise "Irkutsk aviation industrial association", "IAPO"	State enterprise	MAP Order No. 205 of 21 April 1989.
State enterprise "The 60 years USSR Irkutsk Aviation Plant", IAZ	State enterprise	Resolution of the Supreme Soviet of the USSR presidium of 14 October 1982.
State enterprise "Irkutsk Aviation Plant", IAZ	State enterprise	MAP Order No. 211 of 14 May 1975.

Location of the Company and other contact information

Period	**Location**
Since the date of foundation up to 22 January 2004	3, Novatorov st., Irkutsk 664020, Russia
Since 22 January 2004 up to the present	Building 1, 13, Novoalexeevskaya st., Moscow 129626, Russia
Phone/fax:	(495) 777-21-01 /(495) 221-36-39
E-mail, web-page (pages) in Internet, where information of the Company and emitted and/or being emitted stocks is available	info@irkut.com www.irkut.com

<table>
<tr><td colspan="2"><u>Finance Management Departmetn</u>
<u>(the Head of the Sector – Olga Logacheva)</u></td></tr>
<tr><td>Phone/fax</td><td>(495) 777-2101, extension:75-12</td></tr>
<tr><td>E-mail</td><td>logacheva@irkut.com</td></tr>
<tr><td colspan="2"><u>Management Department</u>
<u>(the head of the Department – Valery V. Dashevsky)</u></td></tr>
<tr><td>Phone/fax</td><td>(495) 777-2101, extension: 72-54</td></tr>
<tr><td>E-mail</td><td>dashevsky@irkut.ru</td></tr>
</table>

Identification number of taxpayer (INN)

3807002509

Information of state registration of the Company

By Resolution of the Head of Administration of Leninsky district of Irkutsk No. 2062 of 13 October 1992 the "Irkutsk aviation industrial association" Joint Stock Company of open type was established.

State registration certificate of legal entity series IRP-P No. 1177 issued by Registration office of Irkutsk Authority on 13 October 1992.

In accordance with information of legal entity registered in the General State Register before 1 July 2002 indicated in the certificate, the main registration number is: No. 1023801428111.

Date of registration: 19 September 2002.

Name of registration office: MNS Inspection of Russia, Leninsky district of Irkutsk region.

Share capital structure

The amount of the share capital of the Company is 2 934 395 roubles (on 30.06.2009). The Share capital of the Company consists of inscribed ordinary non-documentary shares in the quantity of 978 131 612 shares of nominal value 3 (three) roubles per each. The part of ordinary shares in the share capital is – 100 per cent.

On the December 13, 2004 Irkut Corporation received permission from Securities and Exchanges Commission of USA and launched first level ADR program. The depositary is the Bank of New York. According to the program investors may convert up to the 40% of the shares, but according to the Russian legislation they may convert up to the 25% of the shares. Change ratio is 1:30.

On the 30.09.2008 share of ordinary non-documentary shares in the form of ADR in USA from share capital is 0,077%.

On the 31.12.2008 share of ordinary non-documentary shares in the form of ADR in USA from share capital is 0,078%.

On the 31.03.2009 share of ordinary non-documentary shares in the form of ADR in USA from share capital is 0,0082%.

On the 30.06.2009 share of ordinary non-documentary shares in the from of ADR in USA from share capital is 0,082%.

The total number of shareholders

On 30.09.2008

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: ***1086.***

Including nominee: ***8.***

On 31.12.2008

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: ***1085***.

Including nominee: ***11.***

On 31.03.2009

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: ***1085***.

Including nominee: ***10***.

On 30.06.2009

The total number of persons registered in the Register of Company's shareholders by the end of financial quarter: *1072*

Including nominee: *10*

Information of shareholders holding not less than 5 per cent of the Authorized capital, or not less than 5 per cent of ordinary stocks of the Company, and information of shareholders of such entities holding not less than 20 per cent of their Authorized capital, or not less than 20 per cent of ordinary stocks.

1. Full and abbreviated name of enterprise: Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC
Location: 23B, Polikarpova str., Moscow, 125284, Russia

Reporting date	*30.09.2008*	*31.12.2008*	*31.03.2009*	*30.06.2009*
The share in the authorized capital of the Company	*11,89 %*	*11,89 %*	*11,89 %*	*11,89 %*
The share of ordinary stocks of the Company	*11,89 %*	*11,89%*	*11,89 %*	*11,89 %*

Shareholders owning not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:

2. Full and abbreviated name of enterprise: Open Joint Stock Company "United aviation corporation", JSC "UAC"
Location: 22-1, Ulanskiy side str., Moscow 101000, Russia

Reporting date	*30.09.2008*	*31.12.2008*	*31.03.2009*	*30.06.2009*
The share in the authorized capital of the Company	*80,90 %*	*80,90 %*	*80,90 %*	*80,90 %*
The share of ordinary stocks of the Company	*80,90 %*	*80,90 %*	*80,90 %*	*80,90 %*

Shareholders owning not less than 20 per cent of the authorized capital of the Company shareholder, or not less than 20 per cent of its ordinary stocks:

Full and abbreviated name of enterprise: Ministry of Property Relations of the Russian Federation
Location: 9, Nikolskiy side str., Moscow, 103685, Russia

Reporting date	*30.09.2008*	*31.12.2008*	*31.03.2009*	*30.06.2009*
The share in the authorized capital of the Company shareholde	*90,1 %*	*90,1 %*	*90,1 %*	*90,1 %*
The share of ordinary stocks of the Company shareholder	*90,1 %*	*90,1 %*	*90,1 %*	*90,1 %*
The share in authorized capital of the Company	-	-	-	-
The share of ordinary stocks of the Company	-	-	-	-

Information of share of state or local government bodies in the authorized capital of the Company and of their exclusive rights ("golden stock"), if any

The amount of the authorized capital of the Company held by state (federal subjects of the Russian Federation) and by local government bodies: **none.**

Exclusive right to participate on behalf of the Russian Federation, a subject of the Russian Federation, or a local management body in managing the Company joint stock company ("golden share") and the duration of the right ("golden share"): **there is no exclusive right.**

Limits of participation in the authorized capital of the Company

Clause 12 of Federal law "Of government adjustment of aircraft development" provides the following limits: to establish an aircraft enterprise in Russia involving foreign investments, to elaborate, manufacture, test, repair and/or utilize aircraft machinery, is allowed only if the share of the foreign capital is less than twenty-five percent of the authorized capital, and the management bodies of such enterprise consist of only Russian residents.

There are no more limits of participation in the authorized capital of the Company.

Changes in complement and share of stocks of shareholders who holds not less than 5 per cent of the authorized capital of the Company or not less than 5 per cent of its ordinary stocks

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***30.06.2009***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	80,90%	80,90%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***03.05.2009***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	80,90%	80,90%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***30.09.2008***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	80,90%	80,90%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***30.06.2008***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	80,90%	80,90%

The date of filling in the list of those having the right to participate in General meetings of shareholders of the Company: ***10.05.2008***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Limited Liability Company "EADS"	10,00%	10,00%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	38,22%	38,22%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***10.05.2007***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Limited Liability Company "EADS"	10,00%	10,00%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Open Joint Stock Company "United Aicraft Corporation", UAC JSC	38,22%	38,22%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***03.05.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "ORNATUS", "ORNATUS" CJSC	6,57%	6,57%
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Closed Joint Stock Company "ODITERS", "ODITERS" CJSC	8,43%	8,43%
Limited Liability Company "EADS"	10,00%	10,00%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Closed Joint Stock Company "FTK Company", CJSC "FTK Company"	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***28.04.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Limited Liability Company "EADS"	10,00%	10,00%
Closed Joint Stock Company "ORNATUS", "ORNATUS" CJSC	11,68%	11,68%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***15.03.2006***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	8,23%	8,23%
Limited Liability Company "EADS"	10,00%	10,00%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	11,89%	11,89%
Closed Joint Stock Company "ORNATUS", "ORNATUS" CJSC	12,30%	12,30%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	20,45%	20,45%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***18.08.2005***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
MDM Investment Ltd.	7,52%	7,52%
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	9,16%	9,16%
Closed Joint Stock Company "ODITERS", "ODITERS" CJSC	9,38%	9,38%
Closed Joint Stock Company "ORNATUS", "ORNATUS" CJSC	12,20%	12,20%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	13,23%	13,23%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	22,76%	22,76%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***05.05.2005***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
MDM Investment Ltd.	7,51%	7,51 %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	9,16%	9,16%
Limited Liability Company "Oditers", "Oditers" LLC	9,38%	9,38%
Open Joint Stock Company "Sukhoy aircraft holding", "Sukhoy Company" JSC	13,23%	13,23%
Closed Joint Stock Company "Ornatus", "Ornatus" CJSC	13,66%	13,66%
Closed Joint Stock Company "FTK Company", "FTK Company" CJSC	22,53%	22,53%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***08.11.2004***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
MDM Investment Ltd.	7,22 %	7,22 %

Closed Joint Stock Company “Aerocom”, Aerocom” CJSC	9,16%	9,16%
Closed Joint Stock Company “Ornatus”, “Ornatus” CJSC	9,95%	9,95%
Open Joint Stock Company “Sukhoy aircraft holding”, “Sukhoy Company” JSC	13,23%	13,23%
Limited Liability Company “Oditers”, “Oditers” LLC	13,66%	13,66%
Closed Joint Stock Company “FTK Company”, “FTK Company” CJSC	22,82%	22,82%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***11.05.2004***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company “Aerocom”, Aerocom” CJSC	10,18%	10,18%
Open Joint Stock Company “Sukhoy aircraft holding”, “Sukhoy Company” JSC	14,7%	14,7%
Closed Joint Stock Company “Ornatus”, “Ornatus” CJSC	15,28%	15,28%
Closed Joint Stock Company “FTK Company”, “FTK Company” CJSC	25,35%	25,35%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***02.12.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company “Aerocom”, Aerocom” CJSC	10,18%	10,18%
Stredbrouk Traiding Limited	10,77 %	10,77 %
Open Joint Stock Company “Sukhoy aircraft holding”, “Sukhoy Company” JSC	14,7%	14,7%
Closed Joint Stock Company “Ornatus”, “Ornatus” CJSC	15,60 %	15,60 %
Closed Joint Stock Company “FTK Company”, “FTK Company” CJSC	20,35%	20,35%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***04.04.2003***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company “FTK-Invest”, “FTK-Invest” CJSC	5,00 %	5,00%
Closed Joint Stock Company “Aerocom”, Aerocom” CJSC	10,18%	10,18%
Stredbrouk Traiding Limited	10,77%	10,77%
Joint Stock Company “Sukhoy aircraft holding”, “Sukhoy Company”, JSC	14,7%	14,7%
Limited Liability Company “Oditers”, “Oditers” LLC	14,95 %	14,95 %
Joint Stock Company “Ornatus”, “Ornatus” JSC	15,60 %	15,60 %
Closed Joint Stock Company "FTK” Company”, "FTK” Company" CJSC	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***04.04.2002***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	10,18%	10,18%
Dineco Finance	10,75 %	10,75%
DCLKF Corporation	12,35 %	12,35%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise", GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "Ornatus", "Ornatus" CJSC	14,86 %	14,86%
Closed Joint Stock Company "FTK" Company", "FTK Company" CJSC	19,97%	19,97%

The date of filling in the list of those having the right to participate in General meeting of shareholders of the Company: ***16.04.2001***

Full and abbreviated name (for non-commercial organizations – name) of legal entity, or surname, name and patronymic of natural person	Share of ordinary stocks held by shareholder, %	Share in the authorized capital held by shareholder, %
Closed Joint Stock Company "Aerocom", Aerocom" CJSC	10,18%	10,18%
State unitary enterprise "Sukhoy" Aircraft military mechanical engineering enterprise" GUP "Sukhoy AVPK"	14,7%	14,7%
Closed Joint Stock Company "FTK" Company", "FTK" Company" CJSC	19,97%	19,97%

Changes in the authorized capital amount

Period	2004	2005	2006	2nd Q 2009
Amount and structure of the authorized capital on the date of the beginning of the year	2 373 155 625 roubles, divided into 791 051 875 shares of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878 946 528 shares of nominal value 3 roubles each	2 934 394 836 roubles, divided into 978 131 612 shares of nominal value 3 roubles each	2 934 394 836 roubles, divided into 978 131 612 shares of nominal value 3 roubles each
Name of management body decided to change the amount of the authorized capital		General meeting of shareholders	General meeting of shareholders	
The date of making and No. of Protocol of meeting (conference) of the management body decided to change the amount of the authorized capital		Minute No.18 of 02.12.2003	Minute No.22 of 29.06.2005	

The amount of the authorized capital after each change	2 636 839 584 roubles, divided into 878 946 528 shares of nominal value 3 roubles each	2 636 839 584 roubles, divided into 878 946 528 shares of nominal value 3 roubles each	2 934 394 836 roubles, divided into 978 131 612 shares of nominal value 3 roubles each	

Registrar of the Company (since October 6, 2006)

Full and abbreviated name	Opened Joint Stock Company «R.O.S.T. Registrar», «R.O.S.T. Registrar» JSC
Location	18, Stromynka st., Moscow, 1079996, Russia, p/o box 9
Licence	Licence for register keeping activity № 10-000-1-00264 Issued: 03.12.2002 Given by: Federal Financial Markets Service Validity: permanent
Other information	«R.O.S.T. Registrar» JSC provides Irkut Corporation with services concerns register keeping. There are services for registered persons: – Personal account keeping – Rewriting of the shares – Filling in information about operations blocking – Information services Prices are fixed in the Approved price list of the Register. The period of rewriting is 3 days.

The order of registration and transfer of property rights in securities of the Company:

Making changes in the Register including opening new personal accounts is in accordance with requirements by Regulations of keeping the Register of inscribed securities holders of 02.10.97 (Resolution of FCSM N 27).

In accordance with the Regulations of keeping the Register of inscribed securities, the Order of register and transfer of property rights in securities is as follows:

Putting in the Register records of transfer of property rights in securities:

The Registrar is obliged to put in the Register records of transfer of property rights in securities on presenting transfer order by a registered person, who transfers the securities, or a person, to the personal account of whom the securities shall be transferred, or an authorized representative of one of these persons and/or other documents provided by the Rules or the Regulations.

The Registrar has no right to demand of registered person to present other documents, except for those provided by the Rules and the Regulations.

If securities belong to a person on the basis of general share right, a transfer order shall be signed by all the participants of the general share property. If there is no such signatures, a power of attorney shall be presented, which was given by participants of the general share property to a person having signed a transfer order on behalf of them.

When making transactions with securities belonging to young (under-age) people, the order shall be signed by their official representatives: parents, adopters or guardians. Apart from that there shall be a written permit by guardianship and trusteeship bodies, which gives the right to make securities transactions belonging to under-age people.

After such under-age people have reached coming of age the Order shall be signed by the securities holder him/herself. In cases provided by the Russian legislation a written consent by legal representatives of the under-age person having reached fourteen shall be presented, which gives the right to make a transaction as well as a permit by guardianship and trusteeship bodies to give such consent by a legal representative.

Transfer of securities burdened with liabilities is made by a written consent by person in interests of whom the securities were burdened.

The Registrar puts records in the Register, which reflect transfer of property rights in securities, if:

all the documents necessary in accordance with the Rules and Regulations are presented;

all presented documents include all the information provided by the Rules and Regulations;
the quantity of securities indicated in the transfer order or in other document does not exceed the quantity of securities being registered on the personal account of registered person, who transfers the securities;
signatures of a registered person or his representative are checked in accordance with the Rules and Regulations;
person appealed to the Registrar pays for his services or guaranteed to pay for them in accordance with the price-list;
neither operation on the personal account of the registered person transferring securities is blocked.
Refusal to put a record in the Register is not allowed except for cases provided by the Rules and Regulation. In case of refusal to put a record in the Register, the Registrar not later than within five days since the date of presenting an order of putting a record in the Register, sends to the person appealed a notice of refusal to put a record, the reason to do so, and measures to be taken to eliminate causes preventing the procedure of putting a record in the Register.
Check of signature of the registered person on orders given to the Registrar is made by comparison of a signature of the registered person with its sample in the form of registration of this person kept by the Registrar.
If the Registrar does not have a sample of signature, the registered person shall come to him personally or to certify his signature by notary. Registered person has the right to certify authenticity of his/her signature by a stamp, or a signature of an officer of the Company. In such case authenticity of the signature is responsibility of the Company.

Documents necessary to put in the Register a record of transfer of property rights in securities on making a transaction

The Registrar puts in the Register a record of transfer of property rights in securities on making a transaction if the following documents are presented:
a transfer order (is passed on to the Registrar);
a document identifying personality (is presented to the Registrar);
an original or a copy certified by notary of the document certifying the right of authorized representative (is passed on to the Registrar);
a written consent of share property participants, in case of the right for share property in securities (is passed on to the Registrar);
securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of succession

The Registrar puts a record of transfer of property rights in securities as a result of succession in case the following documents are presented:
an original or a copy certified by notary of a succession right certificate (is passed on to the Registrar);
a document identifying personality (is presented to the Registrar);
an original or a copy certified by notary of a document certifying the right of authorized representative (is passed on to the Registrar);

Documents necessary to put in the Register a record of transfer of property rights in securities as a result of a court decision

The Registrar puts a record of transfer of property rights in securities as a result of a court decision in case the following documents are presented:
a copy of the court decision come into force, certified by the court and accompanied by a court order (are passed on to the Registrar);
securities certificates belonging to a former holder in case of documentary issue (are passed on to the Registrar).

Information of auditors of the Company

Auditing financial and economic activities of the Company is in accordance with requirements by the Russian legislation.

Full name of enterprise: Closed Joint Stock Company “Gorislavtsev & Co. Audit”
Abbreviated name of enterprise: “Gorislavtsev & Co. Audit” CJSC
Location: 17/2, Bolshaya Nikitskaya St., Moscow, 103009, Russia
Phone/fax: (495) 255-50-53
E-mail: info@gorislavtsev.ru
Auditor license:
License No.: E 003461
Data of issue: 04.03.2003
Expires on: 04.03.2013
Issued by: Ministry of Finance of RF

“Gorislavtsev & Co. Audit” CJSC is to execute independent auditing of accounting and financial (accounting) reporting of the Company in accordance with requirements of the Russian legislation, on the basis of agreements being concluded in the course of 2004, 2005, 2006, 2007, 2008.

The Auditor of the Company carries out the check of financial and economic activity of the Company according to requirements of the legislation of the Russian Federation on the basis of the contract concluded between Company and Auditor.

On results of audit, the Auditor of the Company makes the conclusion where following information should be included:

Acknowledgement of reliability of the data containing in reports and other financial documents of the Company;

The information on the facts of infringement by the Company established by legal certificates of the Russian Federation of the order of conducting book keeping rules and representation of the financial reporting, and also legal certificates of the Russian Federation at realization by the Company its activity.

According to Clause 12 of Federal law “Of auditing” No. 119-FZ of 07.02.2001, audit shall not be carried out in the following cases:

1) by auditors being founders (participants) of entities being audited, their heads, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

2) by auditors being closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants) of entities being audited, their officers, accountants and other persons bearing responsibility for accounting and financial reporting;

3) by audit firms, heads and officers of which are founders (participants) of audited entities, their officers, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

4) by audit firms heads or other officials of which are closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants of entities being audited, their officers, accountants or other officials bearing responsibility for accounting and financial (accounting) reporting;

5) by audit firms towards entities being audited, which are their founders (participants), towards subsidiaries, branches or representative officers of entities being audited as well as towards enterprises the founders of which are founders (participants) of such audit firm;

6) by audit firms and independent auditors who during three years directly preceding the auditing rendered services of reconstructing the accounting system, or of composing financial (accounting) reporting to natural or legal persons regarding these persons.

Above-mentioned Auditor is independent of the Company.

The main measures taken by the Company in order to reduce influence of above-mentioned factors is a procedure of thorough consideration of candidates for Auditor by the Board of directors of the Company as regards his/her independence of the Company.

Information of availability of substantial interests of the Auditor (or his officers), or the Company (or its officers):

- The Auditor has no shares in the authorized capital of the Company.
- The Auditor officers have no shares in the authorized capital of the Company.
- The Auditor (or his officers) was not given any loan
- There are no close business relations (participation in promotion of products (services) of the Company, participation in joint ventures etc) between the Company and the Auditor.
- There are no family ties between officials of the Company and officials of the Auditor.
- There is no officer of the Company being at the same time officers of the Auditor.

The method of Auditor’s electing:

The Board of Directors nominates candidates and amount of payment for Auditor’s services. The General shareholder meeting approves the Auditor.

The method of Auditor’s payment determination:

The Auditor’s payments should be based on contract basis. The General shareholders meeting approves limit for Auditor’s payments. Total payments should be submitted between parties within the limit.

“Gorislavtsev and C” CJSC will make audit of Irkut activity in the Year 2008 in accordance with Agreement.

Deferred payment or delinquent payment for Auditor’s services are absent.

Irkut doesn’t pose special tasks.

Full name of enterprise: “KPMG” Closed Joint Stock Company
Abbreviated name of enterprise: “KPMG” CJSC
Location: Block C, 18, Krasnopresnenskaya naberejnaya, Moscow, Russia.
Phone: (495) 937-44-77
Fax: (495) 937-44-99
E-mail: moscow@kpmg.ru
Auditor license:
License No.: E 003330
Data of issue: 17.01.2003
Duration: 10 (ten) years
Issued by: Ministry of Finance of RF

The Auditor executes auditing of financial and economic activities of the Group (the Company together with its subsidiaries) in accordance with generally accepted in USA principles of accounting (US GAAP) on the basis of agreements concluded during 2002, 2003.

“KPMG” CJSC is to execute independent auditing of accounting and financial (accounting) reporting of the Company in accordance with requirements of the Russian legislation, on the basis of agreements being concluded in the course of 2004, 2005, 2006, 2007, 2008.

In order to sum up the results of financial and economic activities of the Group (the Company and its subsidiaries), Auditor of the Company makes a conclusion, which shall include the following information

- confirmation of authenticity of data represented by reports and other financial documents of the Group (the Company and its subsidiaries);
- information of cases of violation by the Group (the Company and its subsidiaries) of generally accepted in USA principles of accounting (US GAAP), or violation of rules of accounting or financial reporting representation.

The election of Auditor is made on the basis of tender among audit companies, participants of “Big four” of KPMG, Ernst&Young, PricewaterhouseCoopers, Deloitte&Touche. Main requirements to auditors: application of methodology of auditing of companies the activities of which are connected with state secret.

The Auditor’s fees are determined on the basis of the scope of work as agreed upon by the parties.

Factors, which may influence on independence of the Auditor of the Company, and measures taken by the Company and the Auditor to reduce influence of such factors.

According to Clause 12 of Federal law “Of auditing” No. 119-FZ of 07.02.2001, audit shall not be carried out in the following cases:

1) by auditors being founders (participants) of entities being audited, their heads, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

2) by auditors being closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants) of entities being audited, their officers, accountants and other persons bearing responsibility for accounting and financial reporting;

3) by audit firms, heads and officers of which are founders (participants) of audited entities, their officers, accountants or other officers bearing responsibility for accounting and financial (accounting) reporting;

4) by audit firms heads or other officials of which are closely related (parents, spouses, brothers, sisters, children as well as brothers, sisters, parents and children of spouses) to founders (participants of entities being audited, their officers, accountants or other officials bearing responsibility for accounting and financial (accounting) reporting;

5) by audit firms towards entities being audited, which are their founders (participants), towards subsidiaries, branches or representative officers of entities being audited as well as towards enterprises the founders of which are founders (participants) of such audit firm;

6) by audit firms and independent auditors who during three years directly preceding the auditing rendered services of reconstructing the accounting system, or of composing financial (accounting) reporting to natural or legal persons regarding these persons.

Above-mentioned Auditors are independent of the Company.

The main measures taken by the Company in order to reduce influence of above-mentioned factors is a procedure of thorough consideration of candidates for Auditor by the Board of directors of the Company as regards his/her independence of the Company.

Information of availability of substantial interests of the Auditor (or his officers), or the Company (or its officers):

- The Auditor has no shares in the authorized capital of the Company.
- The Auditor officers have no shares in the authorized capital of the Company.
- The Auditor (or his officers) was not given any loan
- There is no close business relations (participation in promotion of products (services) of the Company, participation in joint ventures etc) between the Company and the Auditor.
- There are no family ties between officials of the Company and officials of the Auditor.
- There is no officer of the Company being at the same time officers of the Auditor.

Deffered payment or delinquent payment for Auditor's service are absent.

Irkut doesn't pose special tasks.

Information of the Appraiser of the Company

The Company didn't recruit the Appraiser.

Information on Chief accountant of the Company:

Surname: Smekhov
Name: Sergey
Patronymic: Konstantinovich
Date of birth: 1965
Position: Chief accountant of the Company
Phone: (495) 777-2101
Fax: (495) 221-36-39
Place of residence (place of work): 68, Leningradsky prospect, Moscow, 125315, Russian Federation

Information of advisers of the Company

The Company didn't recruit the Appraiser.

Subsidiaries and dependants of the Company

1. Full name of enterprise: Non-governmental Pension Fund "IRKUT"
Abbreviated name of enterprise: NPF "IRKUT"
Location: 3, Novatorov str., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: pension insurance of Irkut Corporation employees
Significance to the Company: increase of Irkut Corporation employes social protectability.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V.	1952	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Rozhkov A.A.	1949	0%	0%
4	Vasilenko S.I.	1956	0%	0%
5	Zuev A.P.	1955	0%	0%
Sole Executive body				
1	Zuev A.P.	1955	0%	0%

Collegial Executive body – doesn't exist according to the Charter

2. Full name of enterprise: "BETA AIR" Closed Joint Stock Company
Abbreviated name of enterprise: "BETA AIR" CJSC
Location: 16, Schmidt St., Taganrog, Rostov region, 347922, Russia
Share of the Company in the authorized capital of the legal entity: 73,40%.
Share of ordinary stocks of the enterprise held by the Company: 73,40 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Marketing, distribution and after-sales service of Be-200 amphibian aircraft and its modifications.
Significance to the Company: Marketing, distribution and after-sales service of Be-200 amphibian aircraft and its modifications, which is a prospective product of the Irkut Corporation.

The board of directors (supervisory board):

30.09.2008, 31.12.2008, 31.03.2009

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Eliseev D.A.	1969	0%	0%
2	Gurenko R.L.	1972	0%	0%
3	Kobzev V.A.	1949	0%	0%
4	Kuleshov A.A.	1960	0%	0%
5	Petsetakis M.K.	1949	0%	0%
6	Smekhov S.K.	1965	0%	0%
7	Shakun A.V.	1964	0%	0%
Sole Executive body				
1	Gurenko R.L.	1972	0%	0%

30.06.2009

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vasileva I.A.	1967	0%	0%
2	Gurenko R.L.	1972	0%	0%
3	Kobzev V.A.	1949	0%	0%
4	Petsetakis M.K.	1949	0%	0%
5	Serov V.I.	1950	0%	0%

6	Smekhov S.K.	1965	0%	0%
7	Shakun A.V.	1964	0%	0%
	Sole Executive body			
1	Gurenko R.L.	1972	0%	0%

Collegial Executive body – doesn't exist according to the Charter

3. Full name of enterprise: "Intellecutal technologies of vehicle" Closed Joint Stock Company
Abbreviated name of enterprise: "Itela" CJSC
Location: 5, Pobedy boulevard, Rybinsk, Yaroslavl region, 152920, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Scientific research and designers' work in the sphere of aircraft instrument-making, in the sphere of distributing nets of data transmission, in the sphere of application of modern technologies in constructing and making high quality components.
Significance to the Company: Elaboration and production of sensors and systems of control and production of aircraft machinery.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Romanov I.V.	1962	0%	0%
2	Berverkhniy V.B.	1959	0%	0%
3	Morgin A.M.	1945	0%	0%
4	Chirikov V.L.	1950	0%	0%
	Sole Executive body			
1	Kirechko M.V.	1968	0%	0%

Collegial Executive body – doesn't exist according to the Charter

4. Full name of enterprise: "Techservisavia" Closed Joint Stock Company
Abbreviated name of enterprise: "Techservisavia" CJSC
Location: Bld 1, 6, 1st Tverskaya-Yamskaya St., Moscow, 125047, Russia
Share of the Company in the authorized capital of the legal entity: 51%.
Share of ordinary stocks of the enterprise held by the Company: 51 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Design of aeroplanes
Significance to the Company: Elaboration and delivery of special industrial equipment for Su aircraft.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kovalkov V.V.	1952	0%	0%
2	Mikhaylova N.K.	1957	0%	0%
3	Rogozin A.D.	1946	0%	0%

Sole Executive body				
1	Rogozin A.D.	1946	0%	0%

Collegial Executive body – doesn't exist according to the Charter

5. Full name of enterprise: "Hydroaviasalon" Closed Joint Stock Company
Abbreviated name of enterprise: "Hydroaviasalon" CJSC
Location: 3, Solnechnaya St., Gelendzhik, Krasnodar region, 353470, Russia
Share of the Company in the authorized capital of the legal entity: 30%.
Share of ordinary stocks of the enterprise held by the Company: 0 %.
Status of the enterprise: dependant
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: Organizing and conducting aircraft exhibition in Gelendzhik town.
Significance to the Company: Organizing and conducting in Gelendzhik demonstration flights of Be-200 amphibian aircraft during exhibitions.

The Board of Directors – doesn't exist according to the Charter

Sole Executive body

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Konoplev V.N.	1951	0%	0%

Collegial Executive body – doesn't exist according to the Charter

6. Full name of enterprise: "Taganrog aviation scientific-technical complex named after Beriev" Open Joint Stock Company.
Abbreviated name of enterprise: "Beriev TANTK" JSC
Location: 1, Aviatorov sq., Taganrog, Rostov region, 347923, Russia
Share of the Company in the authorized capital of the legal entity: 54,20 % (30.09.2008, 31.12.2008, 31.03.2009).
Share of ordinary stocks of the enterprise held by the Company: 54,20 % (30.09.2008, 31.12.2008, 31.03.2009).
Share of the Company in the authorized capital of the legal entity: 41,20 % (30.06.2009).
Share of ordinary stocks of the enterprise held by the Company: 41,20 % (30.06.2009).
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: The Company holds more than 20 per cent of the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: scientific research and experimental designers' work, testing, experimental production, inculcation in serial production, updating and modifying available samples of aircraft machinery, including amphibian: Be-12, Be-32, Be-103, Be-200; scientific and technical support of operation, author's monitoring.
Significance to the Company: experimental and designer's work, scientific and technical support of operation of aircraft machinery – Be-200 amphibian aircraft.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Ageev E.M.	1950	0%	0%
2	Eliseev D.A.	1969	0%	0%
3	Demchenko O.F.	1944	0%	0%
4	Konstantinova N.V.	1963	0%	0%
5	Kobzev V.A.	1949	0%	0%
6	Kovalkov V.V.	1952	0%	0%
7	Medvedev A.A.	1952	0%	0%

8	Prisyagnyuk V.S.	1947	0%	0%
9	Chirikov V.L.	1950	0%	0%
Sole Executive body				
1	Kobzev V.A.	1949	0%	0%
Collegial Executive body				
1	Kobzev V.A.	1949	0%	0%
2	Gorin A.S.	1973	0%	0%
3	Grigoriev V.N.	1949	0%	0%
4	Didenko V.V.	1953	0%	0%
5	Zaytsev B.I.	1937	0%	0%
6	Zdanevich V.V.	1963	0%	0%
7	Kachan V.N.	1945	0%	0%
8	Kobyzev G.P.	1961	0%	0%
9	Konstantinov E.P.	1947	0%	0%
10	Lavro N.A.	1950	0%	0%
11	Ponomarev V.F.	1945	0%	0%
12	Stepanov N.A.	1951	0%	0%
13	Strekoz V.B.	1968	0%	0%
14	Shakun A.V.	1964	0%	0%
15	Yavkin A.V.	1949	0%	0%

Collegial Executive body – doesn't exist according to the Charter

7. Full name of enterprise: "IRKUT AviaSTEP" Closed Joint Stock Company
Abbreviated name of enterprise: "IRKUT AviaSTEP" CJSC
Location: Bld.1, 68, Leningradskiy prospect, Moscow, 125315, Russia
Share of the Company in the authorized capital of the legal entity: 100%.
Share of ordinary stocks of the enterprise held by the Company: 100 %.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: scientific research and experimental designers' work and realization, support of operation after-sales service for aircraft and aerospace engineering.
Significance to the Company: scientific research and designers' work on tactic heavy aircraft (MTA) under Company's order.

The board of directors (supervisory board): doesn't exist.

Sole Executive body:

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sorokin I.V.	1960	0%	0%

Collegial Executive body – doesn't exist according to the Charter

8. Full name of enterprise: "Yakovlev Design Bureau" Open Joint Stock Company
Abbreviated name of enterprise: "Yakovlev OKB" JSC
Location: 68, Leningradsky prospect, Moscow, 125315, Russia
Share of the Company in the authorized capital of the legal entity: 75,46%
Share of ordinary stocks of the enterprise held by the Company: 85,82%.
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: research and development work, preproduction, preparing to flying tests and emplementation of aircraft engineerint to serial production.

Significance to the Company: research and development work on umnammed aerial vehicles.

The board of directors (supervisory board):

30.09.2008, 31.12.2008, 31.03.2009

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Demchenko O.F.	1944	0%	0%
2	Dolgenkov N.N.	1956	0%	0%
3	Eliseev D.A.	1969	0%	0%
4	Medvedev A.A.	1952	0%	0%
5	Pankov V.H.	1950	0%	0%
6	Popovich K.F.	1955	0%	0%
7	Chirikov V.L.	1950	0%	0%

30.06.2009

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Demchenko O.F.	1944	0%	0%
	Dmitriev V.G.	1944	0%	0%
2	Dolgenkov N.N.	1956	0%	0%
3	Pankov V.H.	1950	0%	0%
6	Popovich K.F.	1955	0%	0%
	Puhov A.A.	1964	0%	0%
7	Chirikov V.L.	1950	0%	0%

Sole Executive body

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Demchenko O.F.	1944	0%	0%

Collective Executive body – doesn't exist according to the Charter

9. Full name of enterprise: "Printing office"IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Printing office"IRKUT" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: printing activity
Significance to the Company: printing services

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%

3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Roschupkin A.D.	1962	0%	0%
Sole Executive body				
1	Roschupkin A.D.	1962	0%	0%

Collegial Executive body – doesn't exist according to the Charter

10. Full name of enterprise: "IRKUT - TEKS" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - TEKS" LLC
Location: 3, Novatorov, Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 25%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: dependant
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: production of goods and home products, tourism and rest, equipment production (working clothes)
Significance to the Company: providing with production and technical production

The board of directors (supervisory board) – doesn't exist

Sole Executive body:

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Borodavko S.N.	1953	0%	0%

Collegial Executive body – doesn't exist according to the Charter

11. Full name of enterprise: "Network company "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Network company "IRKUT" LLC
Location: 28, Aviastroiteley St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: installation of technical equipment for buildings
Significance to the Company: installation of technical equipment for buildings, located on the "Irkutsk Aviation Plant" area.

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Zueva A.P.	1955	0%	0%
Sole Executive body				
1	Pugachev V.V.	1949	0%	0%

Collegial Executive body – doesn't exist according to the Charter

12. Full name of enterprise: "IRKUT-TNP" Limited Liability Company
Abbreviated name of enterprise: "IRKUT-TNP" LLC
Location: 11, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: wholesale trade of nonfoods
Significance to the Company: consumer goods trade on the "Irkutsk Aviation Plant" area

The board of directors (supervisory board)

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Shlychkova N.M.	1953	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Shlychkova N.M.	1953	Irkutsk	0%	0%

Collegual Executive body – doesn't exist according to the Charter

13. Full name of enterprise: "IRKUT - REMSTROY" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - REMSTROY" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: construction works
Significance to the Company: construction works on the "Irkutsk Aviation Plant" area

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sergunov A.V.	1951	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Kushnarev I.O.	1953	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kushnarev I.O.	1960	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

14. Full name of enterprise: sport and health - improving centre "IRKUT - ZENIT" Limited Liability Company
Abbreviated name of enterprise: SHIC "IRKUT - ZENIT" LLC
Location: 4A, Aviastroiteley St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: organizing of sport, health – improving and culture events
Significance to the Company: healthy life-style and sport popularization, sports events organizing

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Kurulenko V.I.	1957	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Kurulenko V.I.	1957	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

15. Full name of enterprise: Sanatorium-preventorium "IRKUT" Limited Liability Company
Abbreviated name of enterprise: Sanatorium "IRKUT"LLC
Location: 6, Ukrainskaya St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: medical activity including before-doctor, ambulatory, sanatorium-preventorium and in-patient treatment and care
Significance to the Company: medical services

The Board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company

1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Zhigulin A.N.	1947	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Zhigulin A.N.	1947	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

16. Full name of enterprise: "IRKUT - Avtotrance" Limited Liability Company
Abbreviated name of enterprise: "IRKUT - Avtotrance" LLC
Location: 3, Novatorov St., Irkutsk 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: passenger land transport services
Significance to the Company: passenger land transport services

The board of director (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Vedernikov M.V.	1971	0%	0%
2	Chichikov A.K.	1947	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Grunichev V.S.	1948	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Grunichev V.S.	1948	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

17. Full name of enterprise: "IRKUT – Stanko Service" Limited Liability Company
Abbreviated name of enterprise: "IRKUT – Stanko Service" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: metal-working machinery and woodworking equipment repairing; special optional equipment producing; spare parts producing; research and development services

Significance to the Company: preventive measures and repair services

The board of director (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sergunov A.V.	1951	0%	0%
2	Vedernikov M.V.	1971	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Galiullin G.B.	1950	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Galiullin G.B.	1950	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

18. Full name of enterprise: Non-profit company "Gagarin Culture centre"
Abbreviated name of enterprise: Gagarin Culture centre
Location: 6, Makarenko st., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: benefits of culture
Significance to the Company: Culture event organizing

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Ermakova L.A.	1955	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter

19. Full name of enterprise: Closed Joint Stock Company "Irkut Industry"
Abbreviated name of enterprise: "Irkut Industry" JSC
Location: bld. 1, 13, Novoalekseevskaya st., Moscow, 129626, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: aircraft marketing research
Significance to the Company: marketing researches of international aircraft components (consumption) market for loading production facilities.

The board of directors (supervisory board): doesn't exist according to the Charter.

Sole Executive body: not elected

Collegial Executive body – doesn't exist according to the Charter.

20. Full name of enterprise: "Energocentre "IRKUT" Limited Liability Company
Abbreviated name of enterprise: "Energocentre "IRKUT" LLC
Location: 3, Novatorov St., Irkutsk, 664020, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: production and selling of gas: oxygen, compressed air, nitrogen, acetylene, technologic cold
Significance to the Company: service of the process of production, service and repair of the inner electricity supply network of the Irkutsk Aviation Plant.
The board of director (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Sergunov A.V.	1951	0%	0%
2	Vedernikov M.V.	1971	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Bolsheshapov A.Y.	1951	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Bolsheshapov A.Y.	1951	Irkutsk	0%	0%

Collegial Executive body – doesn't exist according to the Charter
21. Full name of enterprise: "Beriev Irkut Seaplane SAS" Joint Stock Company (reductive type)
Abbreviated name of enterprise: "Beriev Irkut Seaplane SAS" JSC
Location: 6, Rue de Tul, 31000, Toulous, France, RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: certification of Be-200 in Europe; marketing and promotion of Be-200 in Europe and USA
Significance to the Company: getting the experience of international relations, development and expansion of foreign sales, using high qualified specialists in promotion of Company's product to the international market.

The board of directors (supervisory board) – doesn't exist according to the Charter.

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Briand C.	1952	Toulouse (France)	0%	0%

Collegial Executive body – doesn't exist according to the Charter

22. Full name of enterprise: Limited Liability Company Hotel complex "Orion"
Abbreviated name of enterprise: LLC HC "Orion"
Location: 20A, Sibirskih partizanov str., 664020, Irkutsk, Russia
Share of the Company in the authorized capital of the legal entity: 100%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: hotel management, using tourist, sport, healthful and prophylactic offices.
Significance to the Company: hotel service for visitors of Irkutsk Aviation Plant – subsidiary of Irkut Corporation

The board of directors (supervisory board):

№	Name	Year of birth	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Chichikov A.K.	1947	0%	0%
2	Vedernikov M.V.	1971	0%	0%
3	Ivanova N.V.	1955	0%	0%
4	Maleeva E.S.	1963	0%	0%
5	Zueva A.P.	1955	0%	0%

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Zueva A.P.	1955	Irkutsk	0%	0%

Collective Executive body – doesn't exist according to the Charter

23. Full name of enterprise: "EADS Irkut Seaplane SAS" Joint Stock Company (reductive type)
Abbreviated name of enterprise: "EADS Irkut Seaplane SAS" JSC
Location: 37 boulevard de Montmorency, Paris, 75016, France
Share of the Company in the authorized capital of the legal entity: 70%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: sales, marketing and technical support of Be-200 on the world market
Significance to the Company: getting the experience of international relations, development and expansion of foreign trade, using high-qualified specialists in promotion of Company's product to the international market

The Board of directors (supervisory board):

30.09.2008

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Falke Y.	1964	Paris, France	0%	0%
2	Sautov V.N.	1954	Moscow	0%	0%
3	Kuleshov A.A.	1960	Moscow	0%	0%
4	Kobzev V.A.	1949	Taganrog	0%	0%
Sole Executive body					
1	Falke Y.	1964	Paris, France	0%	0%

31.12.2008, 31.03.2009, 30.06.2009

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Thierry A.	1959	Paris (France)	0%	0%
2	Jensen E.	1956	Manching (Germany)	0%	0%
3	Massardi P.	1964	Toulouse (France)	0%	0%
4	Kobzev V.A.	1949	Taganrog	0%	0%
5	Sautov V.N.	1954	Moscow	0%	0%
6	Mikaelyan M.V.	1957	Moscow	0%	0%
Sole Executive body					
1	Massardi P.	1964		0%	0%

Collegial Executive body – doesn't exist according to the Charter

24. Full name of enterprise: Limited Liability Company "IRKUT Inginiring"
Abbreviated name of enterprise: LLC "IRKUT Inginiring"
Location: 68, Leningradsky prospect, Moscow, 125315
Share of the Company in the authorized capital of the legal entity: 75%
Share of ordinary stocks of the enterprise held by the Company: 0%
Status of the enterprise: subsidiary
Basis of a status of subsidiary towards the Company: prevailing participation of the Company in the authorized capital of the enterprise
Share of participation in the authorized capital of the Company: 0%
Share of ordinary stocks in the authorized capital of the Company: 0%
Main type of activities: development, manufacture and repair of remotely piloted aerial vehicles (RPAV) and complexes with RPAV.
Significance to the Company: research and design works on developing of unmanned aerial vehicles.

Sole Executive body:

№	Name	Year of birth	Place of living	Share of participation in the authorized capital of the Company	Share of ordinary stocks in the authorized capital of the Company
1	Romanov N.S.	1971	Moscow	0%	0%

Collegial Executive body – doesn't exist according to the Charter

Branches and representative offices of the Company

The Company has a branch at address: 3, Novatorov, Irkutsk 664020, Russia
Date of opening: 15.01.2004
Name of the Director: Veprev A.A.
Period of valididty of the letter of attorney: 31.12.2008, 31.12.2009

Name of branch:
- full in Russian: "Irkutsk Aviation Plant", branch of the Irkut Corporation in Irkutsk;
- abbreviation:
  - in Russian: IAZ;
  - in English: Branch of the Irkut Corporation - IAZ

The Company has a representative office located at address: 16, Schmidt St., Taganrog 347922, Russia
Date of opening: 25.06.2004
Name of the Director: Kobzev V.V.
Period of validity of the letter of attorney: not issued.

II. Detailed information about the Company

1. Information on creation and development of the Company

Irkut Corporation has been created for an undetermined period of time. The Company has existed for more than 70 years.

Irkut Corporation is the leader among Russian enterprises specializing in production of civil and military aeromechanics.

Irkutsk Aviation Plant was created in accordance with Order No. 181 of USSR Main Administration of industry of People's commissariat on heavy engineering signed on March 28, 1932. The new plant was to supply aircrafts for Red Army divisions in the Far East. The plant was built in extremely short time; the commissioning took place on August 24, 1934.

The first aircraft produced at Irkutsk plant was I-14, which was levitated in 1935. In 1936 serial output of fast-speed bomber aircraft SB began.

Since 1936 Irkutsk plant performed serial production of airplanes of almost all Soviet development design offices (DDO) - I-14, SB, Pe-2, Pe-3, Il-4, Er-2, Tu-2, Tu-14, Il-28, An-12, Yak-28, An-24T, MiG-23UB, MiG-27, Su-27UB and Su-30.

In autumn of 1937 first airplanes SB were supplied to China. Since then airplanes produced in Irkutsk have been exported to more than 20 countries of the world.

During the Second World War Irkutsk plant in a very short time began serial production of dive-bombers Pe-2, long-distance pursuit planes Pe-3, heavy bombardment aircrafts Il-4 and Er-2, the first pilot item of long-distance bombardment aircraft Il-6 was produced.

After the war the plant began manufacturing of a series of jet-driven torpedo bombers Tu-14. From 1953 till 1956 the plant produced jet-driven front-line bombers Il-28. In 1957 serial production of heavy military transport planes An-12 began.

Since 1960 the enterprise produced supersonic aircrafts Yak-28 and its basic modifications for 11 years. From 1970 till 1978 the plant manufactured the first in the world serial supersonic two-seater training airplane with variable foil geometry MiG-23UB. Bomber aircrafts MiG-27-K and fighter bombers MiG-27M have been made at Irkutsk plant.

In 1986 the production of pursuit plane of the fourth generation Su-27UB began. This model was the basis for development of airborne interceptor Su-30 and multi-mission fighter Su-30MKI.

In late 1980's implementation of CAD took place at the plant; it allowed to make the production technology level much higher. Nowadays modern systems for design of technical processes of semifinishing and stamping shop, mechanical assembly production, thermal and assembly productions have been implemented at the plant.

The new stage in the history of the Company started on October 13, 1992 when the enterprise was reorganized into an open joint-stock company and registered as JSC "Irkutsk aircraft production association".

Alteration of the pattern of ownership attracted private investments necessary for development of the own scientific and technical base, reconstruction and equipment of the primary production. Simultaneously the Company solved the task of diversification of the product line. In 1992 works dealing with amphibious aircraft Be-200 project began.

High qualification of staff, modern scientific and production base ensure high quality of the Company products. In 1997 JSC "Irkutsk aircraft production association" became the first Russian enterprise of aircraft industry, which received the certificate of conformity of the quality system to international standards ISO 9002.

December 19, 2002 the shareholders' general meeting made resolution on renaming JSC "Irkutsk aircraft production association" into Joint Stock Company "Scientitfic and Production Corporation "Irkut".

At present Corporation "Irkut" is one of the main manufacturers of pursuit planes of Su family and provides 20% of RF arms exports.

The Corporation supplies to the world market two-seater training and battle pursuit plane Su-27UBK, two-seater multi-mission pursuit plane Su-30MKI, and multi-mission military plane Su-30KN.

Realizing the strategy of diversified growth the Company develops its own projects in the field of civil aircraft construction. The main civil projects are: multi-mission jet-driven amphibious aircraft Be-200, lightweight flight vehicle Gyroplane-002, multi-mission civil transport plane IRTS (MTA).

Nowadays the Company is a vertically integrated holding providing design, manufacturing, sales and after-sale service of civil and military aeronautical engineering. The Company includes "BETA AIR" CJSC, "Beriev Aircraft Company" JSC, "ITELA" CJSC, "IRKUT AviaSPET" CJSC, Techservisavia" CJSC, "Hydroaviasalon" LLC, "Yakovlev Design Bureau" JSC.

The main purpose of the Company activities is satisfying market demand in aeronautical engineering, satisfaction of social needs for goods and services. The Company Mission is preservation and development of Russian civil and military aircraft industry.

2. Risk Factors

2.1. Risks relating to the Company

Risks associated with the Company's activity

The Company's principal activity is the production of military aircraft. Consequently, the Company's financial position is dependent on the global demand for weapons and military equipment. This demand is affected by factors such as the international political situation, the balance of power between the purchasers of military aircraft and individual countries' budgets for national expenditure.

Deterioration of political relations between Russia and the countries to which the Company exports its products may, in some circumstances such as the imposition of sanctions, prevent the Company from receiving outstanding payments under its existing sales contracts or entering into new sales contracts which may result in the Company's results of operations and business prospects being adversely affected.

Risks associated with restrictions on access to information about the Company

The operations of the Company and its subsidiaries and affiliates related to the construction and sale of military aircraft are subject to the Federal Law of 21 July 1993 No. 5485-1 "On State Secrets", as amended (the "Law on State Secrets"). Access to certain information about the Company, its subsidiaries and affiliates may only be granted to organisations and individuals that hold security licences and the appropriate form of clearance.

Dependence on major suppliers

Although the Company has more than 2,000 suppliers of raw materials and components, the Company is dependent on a small number of suppliers for components that are crucial for production of its aircraft, such as JSC Verkhnesaldinskoye Iron & Steel Production Association ("VSMPO") for rolled titanium, JSC "Ufa Engine Industrial Association" ("UMPO") and State Research and Production Centre Moscow Machine Production Plant "Salut" ("Salut") for engines and Zvezda for ejection seats. In the event one or more of the Company's suppliers fails to fulfill its or their obligations for any reason, the Company may find it difficult to meet its own deadlines for production and delivery of aircraft. If the Company is unable to find an alternative supplier, or any supplier is either unable to manufacture additional products in time or at all, this may have a material adverse effect on the Company's business.

Technological risks

As an industry, which requires the use of, advanced technology to remain competitive, aircraft manufacturers have to make investments in research and development and modernize and upgrade production facilities frequently. The reduction in Russian state budget expenditure and the economic problems in Russia during the 1990s had a negative impact on the level of the Russian Government's investments in the Russian aviation industry in general and in the Company in particular. Following its privatisation in 1992, the Company began to attract additional financing from third parties in the private sector. Failure by the Company either to generate sufficient cash flows from operations to finance research and development activity on a regular basis or to attract external funding may adversely effect its competitiveness and, as a result, business in general.

Export controls and other regulations

The export market is a significant market for the Company. However, many of the products the Company designs and manufacturers for military use are considered to be of national strategic interest. Consequently, the export of such products outside of the Russian market is restricted and subject to licensing and export controls. There can be no assurance that the export controls to which the Company is subject will not become more restrictive, that new generations of the Company's products will not also be subject to similar or more stringent controls or that geopolitical factors will not make it impossible to obtain export licences for one or more clients. Reduced access to military export markets may have a material adverse effect on the Company's financial position and results of operations.

The Company is also subject to a variety of other governmental regulations which may adversely affect its business and financial condition, including among others, regulations relating to the protection of the environment, the use of its products, labour practices and dealings with foreign officials. In addition, the Company's ability to market new products and enter new markets may be dependent on obtaining government certifications and approvals in a timely manner.

Risks associated with the role of Rosoboronexport in contracting

Exports of the Company's military equipment are conducted through Rosoboronexport, which contracts for exports of military equipment on behalf of Russian companies that do not have a license for export of such equipment.

Consequently, Rosoboronexport is the payment counterpart to which the Company is exposed rather than the ultimate purchaser of the Company's aircraft. Due to its position as the exporter of the majority of Russia's military equipment, Rosoboronexport has control over conclusion of contracts for export of military equipment.

Risks associated with state regulation and the possibility of increasing state control of industry

The principal activity of the Company is the production of military and dual-use aircraft, a large proportion of which are exported. There are a number of Russian federal laws and regulations that regulate business activity in this field. These regulations provide Russian government bodies with extensive authority to control and regulate the activity of companies that export military equipment. Any increase of state control or intervention into the business activities of companies engaged in the export of military equipment may have an adverse effect on the Company's business or results of operation.

There can be no assurance that the export controls to which the Company is subject will not become more restrictive, new generations of the Company's products will not also be subject to similar or more stringent controls or political factors will not make it more difficult or impossible to export aircraft for one or more customers. Reduced access to military export markets may have an adverse effect on the Company's business or results of operation.

Availability of Russian state funding

Whilst the Company and its principal competitors in Russia may benefit from Russian state funding of product development, since the early 1990s the amount of Russian state spending has declined. No assurances can be given that such funding will continue to be made available. Currently, the Company does not receive any Russian state funding except for financing for the maintenance of mobilisation and certain social assets. A decrease in the level of Russian state funding which the Company may receive for product development may have a material adverse effect on the Company's business and results of operations.

Product liability and warranty claims

The Group designs, develops and produces a number of high profile products of large individual value. The Company is subject to the risk of product liability and warranty claims in the event that any of its products fail to perform as designed. Currently the Company does not have any product liability insurance. No assurances can be given that claims will not arise in the future or that any potential insurance cover, which the Company may have, will be adequate.

Environment risks

The production of aircraft has an inevitable impact on the environment and the Company is engaged in various operations aimed at reducing such impact. Any significant environmental damage at the Company's production facilities may have a material adverse effect on the Company's business and results of operations.

Production capacity constraints

The Company has held preliminary discussions with other Russian aircraft manufacturers with a view to entering into production sharing arrangements pursuant to which the preliminary stages of the production process would be performed at the production facilities of such other producers whilst some of the final assembly process currently performed at those production facilities would be transferred to the Company's Irkutsk plant. In addition, the Company has held preliminary discussions regarding the possibility of acquiring or leasing capacity from Russian state-owned aircraft production plants for the production of the Company's orders.

If the level of the Company's order book were to increase significantly the Company is not successful in entering into production sharing agreements or in acquiring or leasing additional capacity, the Company may not have sufficient capacity at the Irkutsk plant to process all of its orders in a timely manner. If this happens, the Company's business and results of operations may be materially adversely affected.

Foreign exchange rates fluctuations

A substantial part of the Company's revenues are denominated in US dollars while the Company's costs are denominated in roubles. Although approximately 60% of these costs are tied to the US dollar, changes in rouble inflation and exchange rates may significantly affect the results of the Company's performance.

Ownership risks due to privatisation legislation

The Company and a number of its subsidiaries and affiliates are Russian privatized companies. To the extent that Russian privatization laws have been vague, inconsistent or in conflict with other laws, including conflicts between federal and regional privatization laws, many Russian privatizations are arguably deficient and therefore vulnerable to challenge. For example, a series of Presidential decrees issued in 1991 and 1992 granted to the Moscow City Government the right to adopt its own privatization procedures were subsequently held to be invalid by the Constitutional Court of the Russian Federation, which ruled, in part, that the Presidential decrees addressed issues that were the subject of federal law. In addition, the Russian Government recently cancelled the results of a 1993 tender in respect of the "Sakhalin-3" project. The right to develop the project's major oil field was originally held by Exxon Mobil and Chevron Texaco based on the results of the tender in 1993. There have also been suggestions in the press that the Russian Government may examine the legality of the privatization of certain large oil and gas companies. In the event that the Company or any of its subsidiaries or affiliates which is a privatized company is subject to a claim that it has been improperly privatized and is unable to defeat such claim, the shareholders of the Company may lose their rights to the Shares and the Company and its subsidiaries or affiliates may lose their respective rights to their assets and their respective privatized subsidiaries or affiliates, which could materially affect the Company's production capacity, market share and results of operations.

Any non-Russian judgments or arbitral awards that investors may obtain against the Company may not be enforceable in Russia and investors may have limited recourse against the Company and its directors or officers

All of the directors and the executive officers of the Company reside in Russia. Substantially all of the Company's assets and the assets of such persons are located in Russia. As a result, investors may not be able to effect service of process on, or obtain or enforce a court judgment or arbitral award against, the Company, its subsidiaries and affiliates or their officers and directors in jurisdictions outside of Russia. In addition, there is no treaty between Russia and the United Kingdom on mutual recognition and enforcement of court judgments, including actions based on civil liability provisions of English financial services law. Investors may not be able to obtain or enforce foreign court judgments or arbitral awards against the Company, its subsidiaries and affiliates or their respective officers and directors on any basis. These limitations may deprive investors of effective legal recourse for claims related to their investment in the Shares.

Limitations on foreign companies investing in the Russian military industry companies

Federal Law No. 10-FZ "On State Regulation of the Aviation Industry" dated 8 January 1998 provides that foreign participation in the share capital of Russian aviation companies must be less than 25% and that members of the management bodies of such companies must be Russian nationals. These restrictions are drafted as relating to the participation level upon incorporation of a company and it remains unclear whether they apply to companies, such as the Company, which were incorporated before the law's effectiveness. However, Federal Law No. 128-FZ "On Licensing of Certain Activities" dated 8 August 2001 and the Decree No. 346 dated 27 May 2002 extend these restrictions to all Russian aviation companies by making compliance with these limitations a requirement for the issuance and use of licenses for designing, manufacturing, servicing and testing of aircraft. The limitation on foreign companies investing in Russian military companies may have a negative impact on the Company's ability to access international capital markets and, in turn, negatively impact the Company's results of operations. Moreover, it is unclear whether these requirements also apply if the 25% limitation on foreign ownership is exceeded by virtue of secondary sales by Russian shareholders to foreign persons. A substantial amount of the Company's shares are held through nominee holders, which makes it difficult to monitor the level of foreign participation. Should foreign participation increase above the prescribed maximum level, which may happen outside of the Company's control, there is a risk that this may result in some or all of the Company's licenses being suspended or invalidated. Should this happen, the Company may be unable to engage in some or all of its core activities and the Company's business and results of operations may be materially adversely affected.

2.2. Risks associated with the Russian Federation

Political and social risks

Currently the Russian Federation is undergoing a substantial political and economic transformation. The changes began with the collapse of the USSR and continue now. They are seen in the reform of government agencies and transition from a centrally controlled command economy under communist regime to a pluralist market-orientated democracy. These changes aim at creation of liberal social-democratic government, free goods and capital markets, fair competition and optimal conditions for entrepreneur activity. However, considering the current state of political and social spheres there remains a risk that the reforms may be discontinued, which will adversely affect the value of foreign investments in Russia, including the trading price of the Shares.

One of the political risk factors is the relatively unstable legal regime of the Russian Government that exercises control over executive power and has the right of issuing mandatory regulations. The value of investments in Russia could be reduced and the prospects of the Company could be harmed if governmental instability recurs or if reform policies are reversed.

The Russian Federation is a federal state, which consists of 89 political units. The delineation of authority among the constituent entities of the Russian Federation and federal government authorities is often uncertain and at times contested. Lack of consensus between the Russian Government and regional authorities often results in the enactment of conflicting legislation at various levels, and may result in political instability. The lack of consensus may have negative economic effect on the Company and the trading price of the Shares.

In addition, ethnic, religious, historical and other differences have occasionally given rise to tensions and, in certain cases, military conflicts. Russian military forces have been engaged in operations in Chechnya in the recent past and continue to maintain a presence there. The political situation in Chechnya has severely disrupted normal economic activity within the republic and the economies of the neighbouring regions. The spread of terrorist activity, such as the hostage crisis at a Moscow theatre in 2002, explosions in Kislovodsk and Moscow in December 2003 and the explosion on a Moscow metro train in February 2004, or its intensification, could have significant political consequences. These include the imposition of a state of emergency in some part of or throughout the Russian Federation. These events could have a material adverse effect on the investment environment in the Russian Federation.

Social conditions in the Russian Federation are also unstable. The failure of some Russian companies to pay full salaries on a regular and timely basis, the failure of salaries and benefits to keep pace with the increasing cost of living and the discrepancy between levels of income and social stratification may lead to future labour and social unrest. This may have political, social and economic consequences, such as increase of support for renewal of centralized authority, increased nationalism with restrictions on foreign involvement in the Russian economy and increased violence, any of which could have a material adverse effect on the Company's business.

The political and economic changes in Russia since early 1990 have resulted in reduced policing of society and increased lawlessness. Reportedly, organized criminal activity has increased significantly since the dissolution of the Soviet Union, particularly in large metropolitan centers. Property crime in large cities has also increased substantially. In addition, the Russian and international press have reported high levels of corruption in Russia and other countries of the Commonwealth of Independent States (the "CIS"), including the bribing of officials for the purpose of initiating investigations by government agencies. Press reports have also described instances in which government officials have engaged in selective investigations and prosecutions to further the interests of the government and individual officials. Additionally, published reports indicate that a significant number of Russian media outlets regularly publish biased articles in return for payment. The operations of the Company could be adversely affected by illegal activities of third parties, corruption or claims implicating the Company in illegal activities, which could in turn materially adversely affect the trading price of the Shares.

The Russian Government's recent investigation into the privatization of, and the tax schemes used by, JSC "NK "Yukos" has caused comments in the international press that recent economic reforms may be overturned. While the Russian Government has indicated that the case against Yukos is in respect of specific incidents of fraud and tax evasion, in the event that similar cases are brought against Russian companies, it could have a material adverse effect on the investment environment in the Russian Federation.

If the current or future authorities in Russia were to apply significant pressure on the Company and its major shareholders, it could have serious adverse effects on the operations and financial results of the Company. Such effects could include, but would not be limited to, the inability of the board of directors to act independently from external pressure and the distraction of management from the day-to-day operations of the Company.

Economic risks

Simultaneously with the enactment of political reforms, the Russian Government has been attempting to implement policies of economic reform and stabilization. These policies have involved liberalizing prices, reducing budget expenditures and subsidies, privatizing state-owned enterprises, reforming the tax and bankruptcy systems, and introducing legal structures designed to facilitate private, market-based activities, foreign trade and investment.

After an initial post reform period, the Russian economy was characterized by declining industrial production, significant inflation, a managed but unstable currency, rising unemployment and underemployment, high government debt relative to gross domestic product, high levels of corporate insolvency with little recourse to restructuring or liquidation in bankruptcy proceedings, a weak banking system providing limited liquidity to Russian enterprises, widespread tax evasion, high levels of corruption, the penetration of organized crime into the economy, and the impoverishment of a large portion of the Russian population.

The Russian economy has been subject to downturns. The events and aftermath of 17 August 1998—the Russian Government's default on its short-term rouble-denominated treasury bills and other securities, the abandonment by the Central Bank of the rouble currency band and efforts to maintain the rouble/US dollar rate within the Central Bank's specified currency band and the temporary moratorium on certain hard-currency payments to foreign counterparties—led to a severe devaluation of the rouble, a sharp increase in the rate of inflation, a significant decrease in the credibility of the country's banking system with western financial institutions, significant defaults on hard currency obligations, a dramatic decline in the prices of Russian debt and equity securities, and an inability to raise funds on international capital markets. While the Russian economy has improved in a number of respects since 1998, there can be no assurance that these recent positive trends in the Russian economy will continue or will not be reversed.

Over the past four years, the Russian Federation has experienced economic growth and improved economic stability in certain sectors. However, a large volume of borrowings by Russian companies both on the domestic and foreign markets in the last few years may result in borrowers being unable to pay off their debts in the event of economic downfall. As the majority of assets of many Russian banks consist of debt obligations of Russian borrowers, a multitude of defaults may lead to the collapse of the banking system and a similar crisis to the one in 1998. Even though the Government enacted successful measures for stabilizing the banking sector, there can be no assurance that these recent positive trends will continue or will not be reversed. Furthermore, there can be no assurance that economic growth will continue in the future. The Russian legal system, in particular with respect to bankruptcy proceedings, remains underdeveloped. Tax evasion, extensive impoverishment and the proliferation of organized crime continue to plague the Russian economy.

Although economic conditions in the Russian Federation have improved in the last three years, the prospect still exists of widespread bankruptcy, mass unemployment and the deterioration of certain sectors of the Russian economy. No assurance can be given that reform policies will continue to be implemented and, if implemented, will be successful, that the Russian Federation will remain receptive to foreign trade and investment, or that the Russian economy will improve.

Russia's physical infrastructure

The physical infrastructure of the Russian Federation largely dates back to Soviet times and has not been adequately funded and maintained over the past decades. Particularly affected are the rail and road networks, power generation and transmission, communication systems and building stock. Road conditions in the Russian Federation are poor, with many roads not meeting minimum quality requirements. The federal government is actively considering plans to reorganize the nation's rail, electricity and telephone systems. Any such reorganization may result in increased charges and tariffs while failing to generate the anticipated capital investment needed to repair, maintain and improve these systems.

The deterioration of Russia's physical infrastructure harms the national economy, disrupts the transportation of goods and supplies, adds costs to doing business in Russia and can interrupt business operations. This could directly or indirectly have a material adverse effect on the Company.

Dependence on high oil and gas prices

As the Russian Federation produces and exports large amounts of oil and gas, the Russian economy is particularly vulnerable to the price of such commodities on the world markets. While oil and gas prices have remained high over the last few years, there can be no assurance that this trend will continue. In particular, it is not possible to assess the impact that large scale production and export of oil from Iraq will have on oil prices. Any decline in the oil and gas prices may slow or disrupt the Russian economy, limit the Russian companies' access to capital and have a material adverse effect on the business, financial condition and prospects of the Company.

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation could adversely affect the operational activity of the Company

The risk of a systemic banking crisis and the Russian banking system's undercapitalisation (particularly amongst medium to small Russian banks) could adversely affect the operational activity of the Company. Russian banking and other financial systems are still in a state of transition when compared with the banking and other financial systems of other developed countries and the Russian banking system is, on occasion, subject to inconsistent application of regulation and supervision. The Company's policy is to mitigate bank counterparty risk by working with a limited number of the larger Russian banks.

Taxation risks

Taxes payable by Russian companies are substantial and include value added tax, excise duties, profit taxes, payroll-related taxes, property taxes and other taxes. Historically, the system of tax collection has been relatively ineffective, resulting in the imposition of new taxes in an attempt to increase government revenues. However, the Russian Government has initiated reforms of the tax system that have resulted in some improvement in the tax climate.

Russian tax laws, regulations and court practices are subject to frequent change, varying interpretation and inconsistent and selective enforcement. In some instances, even though unconstitutional, Russian tax authorities have applied certain taxes retroactively. In addition to the usual tax burden imposed on Russian taxpayers, these conditions complicate tax planning and related business decisions. In addition, tax laws are unclear with respect to the deductibility of certain expenses. This uncertainty could possibly expose the Company to significant fines and penalties and to enforcement measures despite its best efforts at compliance, and could result in a greater than expected tax burden.

In addition, the provisions of the Russian Tax Code relating to transfer pricing became effective in the Russian Federation on 1 January 1999. These provisions allow the Russian tax authorities to make transfer pricing adjustments and impose additional tax liabilities in respect of transactions between Russian and non-Russian entities (whether or not related) if the relevant transaction price differs from the market price by more than 20%. Special rules apply to securities transactions. To date, there has been little formal guidance as to how these rules will be applied as a matter of Russian law or court practice. If the tax authorities imposed on the Company significant additional tax liabilities as a result of transfer pricing adjustments, it could have a material adverse impact on the Company's financial condition.

The Russian Government may introduce additional revenue raising measures. Although it is unclear how these measures will operate, their introduction may affect the Company's overall tax efficiency and may result in significant additional taxes becoming payable. Although the Company will undertake to minimize such exposures with effective tax planning, it cannot offer any assurance that additional tax exposure will not arise in the future. Additional tax exposure could cause its financial results to suffer.

Legal risks

Russia is still developing the legal framework required by a market economy.

The recent nature of much of Russia's legislation and the rapid evolution of the Russian legal system place the enforceability and the constitutionality of Russian laws in doubt and result in many ambiguities and inconsistencies. In addition, Russian laws often leave substantial gaps in the regulatory infrastructure. Among the risks of the current Russian legal system are the following:

- since 1991, Soviet law has been largely, but not entirely, replaced by a new legal regime as established by the 1993 Constitution, the 1995 Civil Code and other federal laws and by decrees, orders and regulations issued by the President, the Government and federal ministries, which are, in turn, complemented by regional and local rules and regulations. These legal norms often overlap or contradict one another;
- limited judicial and administrative guidance on interpreting Russian legislation;
- relative inexperience of judges in interpreting Russian legislation;
- high degree of discretion on the part of governmental authorities; and
- bankruptcy procedures that are not well developed and are subject to abuse.

Any of these factors could affect the Company's ability to enforce its contractual or statutory rights, or to defend itself against claims by third parties.

Shareholder liability under Russian legislation could cause the Company to become liable for the obligations of its subsidiaries

The Civil Code, the Joint Stock Companies Law and the Federal Law of 8 February 1998 No. 14-FZ on Limited Liability Companies, as amended, generally provide that shareholders in a Russian joint stock company or participants in a limited liability company are not liable for the obligations of the company or limited liability company and bear only the risk of loss of their investment. However, an exception to this rule applies one entity (the "effective parent") is capable of determining decisions of another entity (the "effective subsidiary").

Under certain circumstances and upon a court decision the effective parent may have joint and several responsibility for transactions concluded by the effective subsidiary in carrying out these decisions. In addition, an effective parent is secondarily liable for an effective subsidiary's debts if the effective subsidiary becomes insolvent or bankrupt as a result of the action or inaction of the effective parent. Accordingly, in the Company's position as the effective parent of the subsidiaries in which it owns, directly or indirectly, more than 50% of the charter capital or whose decisions the Company is capable of determining, the Company could be liable for their debts. This liability, which is secondary in the case of the subsidiary's insolvency or bankruptcy or joint and several with the liability of the subsidiary in the case of responsibility for transactions concluded by the subsidiary in carrying out mandatory directions of the Company, could materially adversely affect the Company.

3. The Company works in the following fields:

55.23 – Work of other places of staying
55.23.1 – Work of children's camps on vacations
55.23.2 – Work of recreation and rest houses, etc
74.15 – Work on management of financial and industial groups and holding companies
74.15.1 – Work on management of financial and industrial groups
74.15.2 – Work on management of holding companies

4. Core economic activities of the Company

The core economic activity of the Company is production of aeronautical engineering.

The prevailing and priority economic activity of the Company is production of military aeronautical engineering.

Share	2004	2005	2006	2007	3d Q 2008	2008	1 st Q 2009	2d Q 2009
Share of the Company revenue from the core economic activity	100%	100%	100%	100%	100%	100%	100%	100%
Share of the revenue from production of military aeronautical engineering in total revenue of the Company	92,3%	93,62%	95,17%	98,04%	85,89%	92,9%	91,98%	96%

Irkut Corporation performs deliveries of military aeronautical engineering to India. Revenues from these deliveries constitute more than 60 % of total revenue of the Company.

5. Products and services

The Company's revenues are generated from the following primary activities:

• the design, development, production, servicing and maintenance and modernization of military aircraft; and

• the design, development and production of civil and dual-use aircraft and related components.

Military products and services

The Company is one of Russia's leading arms exporters and accounted for more than 20% of the total value of Russia's arms exports.

The Company's main activities in the military sector include:

• the production of Su-30MKI multirole fighters;

• the production and upgrade of Su-30KN and Su-27UBK training and combat fighters;

• the development, production and integration of control systems to enable the modernisation of various military fighters.

Su-30MKI

The Su-30MKI fighter aircraft is a ''fourth plus'' generation two-seat multirole supersonic fighter and the first aircraft put into serial production that is equipped with a thrust vectoring control system in combination with digital fly-by-wire technology which make the plane highly manoeuverable. Aided by advanced avionics and components, the aircraft is able to perform a wide variety of missions in all weather conditions and in a severe jamming environment, both during the day and at night. Dual flight control systems also enable the Su-30MKI to be used for flight and combat training. The plane's operational capabilities are enhanced by modern phased array radar. The Su-30MKI is designed for operating at a wide range of altitudes and speeds, varying from counter-air tasks, such as air superiority, air defence, air patrol and escort, to counter-land and counter-sea tasks, such as the suppression of hostile air defence, air interdiction and close air support. The maximum combat load of the Su-30MKI is eight tons and its weapons suite comprises various air-to-air and air-to-surface weaponry. The flight range of the Su-30MKI without refueling is 3,000 kilometres.

Su-27UB and Su-27UBK

The Su-27UB two-seat combat trainer is a substantially modified and updated version of the original Su-27 which was designed in the mid-1980s by Sukhoi Design Bureau. In addition to its training capability, the Su-27UB can perform a wide variety of combat missions. The aircraft uses a fly-by-wire control system, incorporates advanced avionics and has two turbojet engines capable of operating at a wide range of altitudes and speeds.

The Su-27UB designation is for the Russian version of the fighter and the Su-27UBK designation is for the export version which incorporates modified avionics. Su-27UBK produced by the Company have been exported to China, Vietnam, Ethiopia, Belarus, Ukraine, Uzbekistan and Kazakhstan. The Company does not currently have any orders for Su-27UB or Su-27UBK in its order book.

Instrument design and production

Upgrade of military aircraft the Company designs, produces and installs control systems capable of use in a variety of land-based, airborne and marine platforms to upgrade older models reaching the end of their product life. In conjunction with its subsidiary, Russian Avionics Design Bureau, the Company has developed a standardised equipment set for weapons control systems, designated as the SUV-30K, using a variety of sensors and computing devices. The SUV-30K set is certified for use with the upgraded Su-30KN multirole fighter and can be used to upgrade all members of the Su-27UB and Su-30 aircraft families and, in a modified configuration, to upgrade MiG-29, L-39 and Yak-130 aircraft. The Company is continuing to develop a standardised equipment package with the aim of creating a new product 59 designated as the SUV-30FK, which will offer extended functions, a glass cockpit and phased array radar.

In addition, the Company has developed a modernisation programme for the Su-27UB and Su-30K aircraft which upgrades their air-to-surface and air-to-air capabilities. Through the use of updated on-board equipment, the upgraded aircraft are capable of employing high-precision missiles, as well as guided aerial bombs, against ground and sea targets round-the-clock and in all weather conditions.

The improvements to the planes include the extension of the detection range of ground and sea surface targets by up to 400 kilometres, enhanced terrain mapping capability enabling improved performance at low altitudes and enhanced transmissions of aircraft movement data and detected target coordinates to, and communications with, ground, sea or air command centres.

The modernised aircraft are designated as the Su-27UBM and the Su-30KN, respectively. The modernisation programme allows airforces equipped with the Su-27UB and the Su-30K aircraft to increase significantly their combat potential without acquiring new aircraft. The operation of the upgraded aircraft does not require additional training of pilots or maintenance personnel, and new equipment does not require any additional maintenance.

Civil and dual-use products and services

The Company's main activities in the civil and dual-use aviation sector include:

- the development, production and after-sales support of the Be-200 amphibian;
- the development, in conjunction with Ilyushin Aviation Corporation and Hindustan Aeronautics Limited, of a multi-role transport aircraft;
- the development and production of unmanned aerial vehicles or "UAVs";
- the development and production of the A-002 gyroplane;
- the production of components for Airbus; and the development, in conjunction with Ilyushin Aviation Complex and Yakovlev Design Bureau, of a short to medium range passenger jet.

Be-200

Based on the design of the A-40 "Albatross", the Be-200 is a multi-purpose amphibious plane, with a pressurised cargo cabin 17 metres long, 2.6 metres high and 9 metres wide. The engines are mounted on pylons above and behind the trailing edge of the wing, with spray deflectors placed on both sides of the hull, so as to keep them away from the water spray on takeoff and landings.

With a maximum cruising speed of 700 kilometres per hour and a maximum range of 3,300 kilometres, the Be-200's flight performance is comparable to that of similar land-based aircraft. However, unlike conventional planes, the Be-200 operates equally well from land and water. The Be-200 can be operated from paved runways in excess of 1,800 metres in length, as well as from any water surface longer than 2,300 metres, including reservoirs, lakes, rivers and seas with a minimum depth of 2,5 metres and maximum wave height of 1,2 metres. The Be-200 holds 24 world records registered by the Federation Aeronautique Internationale. 60

The maiden flight of the Be-200 took place in September 1998. The Be-200 was granted certification for fire-fighting in August 2001 and it achieved certification to operate as a transport plane, for search and rescue missions and for other uses in December 2003.

The Be-200 is available in six configurations designed for fire-fighting, search and rescue and transport missions. In its basic configuration, the Be-200 is designed for fire-fighting with eight water tanks with separate doors located in the floor under the pressurised cargo cabin. The Be-200 can carry a payload of up to 12 tons of water which can be pumped into the tanks at an airfield within four minutes. Alternatively the Be-200 can scoop up to 12 tons of water within 14 seconds while gliding on the water's surface at a speed of between 150 kilometres per hour and 190 kilometres per hour. In addition, up to 1.2 tons of fire-retarding chemicals may be loaded into six auxiliary tanks to be added to the water to enhance the Be-200's fire-fighting capability. The water and chemicals can be dropped in a single salvo or in sequences, enhancing operational flexibility. Taking off from an airfield 100 kilometres from a fire and scooping up water from a body of water 10 kilometres from the fire, the Be-200 is capable of delivering up to 270 tons of water at a fire site without refuelling.

Unmanned aerial vehicles or ''UAVs''

In 2002, the Company initiated a programme to develop a multipurpose UAV system, complete with a ground control system and support equipment, capable of carrying cameras, sensors, communications equipment or other payloads for use in intelligence, reconnaissance or surveillance or target acquisition roles.

A-002 gyroplane

The A-002 gyroplane is a project developed by the Company's internal design bureau and is designed for patrolling, passenger and light cargo transportation, as well as search and rescue operations, ambulance and technical services and weather reconnaissance. The prototype received test certification in 1996 and production started in 2002.

6. Sales system

The Company is not entitled to export military production in its discretion. The export of military production is performed with the help of federal intermediate party Federal state unitary enterprise "Rosoboronexport". The Company executes the supplies in the territory of Russia independently.

Product shipment is executed by large consignments as a rule in the 3rd or 4th quarter of the year. The products are delivered both completely assembled and equipped; in this case they are delivered by the customers in self-propelled mode, or in dismantled form by large-capacity aircrafts of An-124 "Ruslan" type. Several military aircrafts are dispatched simultaneously as such dispatch requires air navigation services, opening air corridors and other expensive measures, which are too expensive for a separate aircraft.

7. Marketing outlets for production (works, services) of the Company

The main marketing outlets for military aeronautical engineering are countries of South Eastern Asia (India, Malaysia), Algeria.

The largest contracts for supply of military aeronautical engineering are:

1. The contract with Hindustan Aeronautics Limited (HAL) for production of airplanes Su-30MKI under the license in India was signed on December 29, 2000. This contract is the largest in the history of military and technical cooperation between Russia and India. Its total price exceeds USD 2,3 billion. Firstly the contract term was 17 years, than it has been reduced till 2015. In the course of this period it is planned to produce 140 Su-30MKI. The contract for deliveries of another 40 Su-30MKI was signed in October 2007.
2. In March 10, 2006 during the visit of President of the Russian Federation Vladimir Putin to Algeria the agreement for deliveries of Russian armament to Algeria was signed between these two countries. The cooperation between the Russian Federation and Algeria involves deliveries of Yak-130 combat-trainer jet and Su-30MKA combat aircraft (through Aviation Holding Company "Sukhoy"). Irkut Corporation is also a producer and prime manufacturer of terrestrial equipment.
3. The largest contract for supply of civil airplanes is the contract with RF Ministry of civil defense, emergency situations and liquidation of natural calamity consequences. The contract provides for supply of seven airplanes Be-200. Preparation for serial manufacturing of this model is completed and execution of the contract has already started. Total price of the contract with the Ministry of Emergency Situations amounts to 150 million US dollars.

Long-term strategy of the Company includes taking measures aimed at development of manufacturing and sales of civil production and at diversification of the product line in the course of 10 years. The Company management plans to increase the share of civil projects in the Company backlog of business while at present the greater share of orders is for supply of military aircrafts and equipment. In particular a number of civil aircraft industry programmed are planned, including cooperative design of multifunctional transport aircrafts. As implementation of innovations and restructuring of production in this field requires significant investments, distraction of great amount of financial assets to realization of the above-mentioned programs may cause need for additional current assets.

Developments of Corporation dealing with manufacturing of new production:

IRTS (Indian-Russian transport aircraft), MTA

Corporation "Irkut" together with JSC "AK named after Ilyushin" and Indian corporation Hindustan Aeronautics Limited (HAL) continues its work at the programmed of tactical transport aircraft (IRTS).

In the nearest future IRTS may become one of the most promising transport aircrafts in the market. IRTS project is aimed at a wide range of applications, including transportation of cargo weighting up to 20 tons, sea patrolling, rescue, medical and evacuation operations to the distance of 2,500 km and at speed up to 870 km/h. The characteristic feature of IRTS is its possibility to use rough airstrips. Loading ramp in rear fuselage of IRTS will contribute to efficiency of landing operations and quickness of loading/discharging.

At present Indian and Russian specialists have completed the first stage of work. In the course of it they formed the technical image of IRTS in accordance with requirements of the key customers – Air Forces of India and Russia. Schematic design was begun in 2003, manufacturing of pilot items for flight, static and resource tests is planned for 2006 and the first flight for 2008. Putting into operation is planned for 2010

Creation of unmanned systems

In 2002 the Corporation started development of the project aimed at creation of unmanned aviation complex. The advanced experience of foreign companies in this field was studied. It is supposed that unmanned aviation complexes produced by Irkut Corporation will be required by Russian state structures and foreign customers.

8. Information about suppliers of the Company

Suppliers of the Company who provides not less than 10 % of all supplies of material assets

Open Joint-Stock Company "Ufa engine-building production association", the share in total volume of material asset supplies – 36%.

Open Joint-Stock Company "Aerospace Equipment" Corporation", the share in total volume of material asset supplies – 14%.

Open Joint-Stock Company "Ramenskoye instrument-making Design Bureau", the share in total volume of material asset supplies – 11%.

The Company is planning to cooperate with these suppliers in the future. The prospects of this cooperation are positive as the Company is one of the largest customers.

The share of the import of material assets as compared with the total volume of supplies is less than 1%.

Anticipations for availability of material asset sources are evaluated as favorable. Alternative material asset sources are insignificant as compared with the total volume and are not always acceptable for the Company.

The key material asset suppliers are long-term and reliable partners of the Company. Financial standing of material asset suppliers is stable and does not missive. There were no facts of breach of contract obligations by the suppliers. These factors together with contracts concluded between the Company and suppliers let the Company rely upon availability of these sources in future.

9. Information about the policy and expenses of the Company in the sphere of scientific and technology development, licenses and patents, new developments and research

The Company policy in the sphere of intellectual property and performance of scientific research work

As the Company executes its activities in the sphere of high technologies its business strategy involves considerable investments to research and technology and experimental development aimed at creation of new items of intellectual property (with further acquisition of patents). As for the existing patents and license agreements the Company is going to continue their application by means of producing the patented inventions, industrial samples and useful models itself as well as by means of cession of rights under the license agreements.

Use of intellectual property in manufacturing process

Manufacturing the products the Company uses intellectual property items patented by the Company or submitted to it under license agreements. The specific content and volume of rights under license agreements and patents to a considerable extent constitute data dealing with state secret. Besides, the Company uses in manufacturing process unique research works and technologic innovations, which are "know-how".

The Company policy in the field of new development performance

At present in accordance with the purposes and tasks of business-strategy the Company performs developments aimed at creation of new and support of competitive power of existing products. They are mainly executed within new civil projects. New developments are performed within the Company's design offices (JSC "OKB named after A.S. Yakovlev", JSC "Beriev TANTK ", CJSC OKB "Russian avionics", CJSC "ITELA", CJSC "Irkut AviaSTEP").

Along with it the Company uses in its activities developments created and patented by other aircraft industry enterprises.

Importance of research and technology for the Company activities

Industrial activity of the Company to a considerable extent depends on creation of competitive inventions by the Company itself and on application of relevant inventions created by other companies. As engineering solutions used for manufacturing aeronautical engineering are subject matter of patent law making substantial investments in scientific research resulting in creation of intellectual property items is one of the priority activities of the Company.

The advantages of investments in the Company's own developments become more evident in connection with competition growth in the industry and an attempt to present new civil products in the world market of aeronautical engineering. It is almost impossible to create competitive samples without implementation of absolutely new engineering and design solutions.

In spite of the fact that the Company tries to create new products by itself the necessity of purchasing rights for use of intellectual property items created by other companies of the industry must not be completely excluded. It is especially true about production of military aeronautical engineering, as the main developments in this field are performed by different design offices, not included in the Corporation.

However taking into consideration the fact that different design offices specialize in production of different kinds and models of military aeronautical engineering it is impossible to completely exclude the necessity of purchasing patents and licenses for manufacturing of certain products.

Research and technology

The Company considers Research & Development (R&D) to be one of priorities for financing.

Information on expenses of the Company for R&D using the Company's own funds:

Expense	2004	2005	2006	2007	2008	1st Q 2009	2d Q 2009
Expenses for R&D, rub.	2044685000	381770000	258996000	1423614000	772810000	105151000	283777000

The list of patents kept in force for inventions of Irkut Corporation:

No.	Designation of invention	No. of application, priority date	Patent No.
1	Device for creation of an air-cushion support for a vehicle	4942994/11 (047411) June 5, 1991	2090400
2	Flexible seal of the vehicle on the air cushion	5064054/11 (033435) July 10, 1992	2053150
3	Conveying unit on an air cushion for automatic line	97111319/02 (011619) July 1, 1997	2131345
4	Machine for welding of bellow valves	2001123757/02 (025317) August 27, 2001	2196670
5	Method of electrospark alloy addition	2001124844/02 (026530) September 10, 2001	2196665
6	Method of electric arc welding by means of absorbed nonconsumable electrode	2000111617/02 (012117) May 10, 2000	2182061
7	Gyroplane	2000500770*02 (012203) May 10, 2000	48810
8	Method of boronizing of helicoidal surface of component parts	2000122191/20 (023437) August 21, 2000	2191219
9	Rotary explosion engine	2001114834/06 (015581) May 30, 2001	2211930
10	Method of purification of spongy and filiform filtering elements	2002101417 (001090) January 11, 2002	2214300
11	Method of processing pipes' ends which is used in piping	2002103140/02 (002979) 04.02.2002	2222404
12	Method of fluid flow heating	2002114015/06 (014876) 29.05.2002	2225967
13	Ejector pump	2002121552/06 (022389) 15.08.2002	2232305
14	Bush of the main rotor	2002121976/28 (023088)	2235662

		12.08.2002	
15	Placing the production into prearranged position in space and arrangement for this process	2002124016/20 (025403) 09.09.2002	2226168
16	Method of controlling continuous surface made of dielectric material (electroconductive base)	2002127275/28 (028964) 11.10.2002	2237890
17	Arrangement for hollow production cleaning	2002128552/12 (030123) 23.10.2002	2248254
18	Arrangement for gas protection of the welding seam	2002134118/02 (036170) 18.12.2002	2232069
19	Infusible electrode for arc welding	2003104770/02 (004889) 17.02.2003	2232072
20	Method of woven cutting wire netting by low-amperage plasmic arc	2003120278/02 (021428) 02.07.2003	2245234
21	Method of aircraft's fuel system ablution	2004103213/12 (003380) 01.03.2004	2254939
22	Method of hollow products inside ablution	2004113763/12(014724) 05.05.2004	2260485
23	Multifunctional two-seater high manoeuvre tactical aircraft	2001134248/28 20.12.2001	2184683
24	Cooking-heating furnance	2004132311 (035038) 09.11.2004	2282790
25	Method of moving away of defects in soldered joint	2004136784/02 (039994) 15.12.2004	2284883
26	Rotary wing	2005102376/11 (002996) 31.01.2005	2281885

List of applications for inventions of Irkut Corporation

№	Designation of invention	Application No.	Priority date
1	Method of analysis of labour performance realization by jobber 347.1207.001	2006620413	18.12.2006

Production of aeronautical engineering requires special licenses and patents. Though at present the Company possesses licenses and patents necessary for manufacturing of products their termination or revocation can result in impossibility to produce certain samples of aeronautical engineering. Moreover, the Company's failure to receive new licenses and patents in future can result in impossibility to produce new samples of aeronautical engineering and consequently in loss of competitive advantages, which can have negative effect on its financial standing.

Trade marks and symbols of services

№	Trade mark number	Date of registration	Date of prolongation	Description
1	RU 140431	29.03.1996	23.11.2014	«ИРКУТ – IRKUT» MKTU Class and list of goods and services (511): 6, 7, 8, 9, 10 ,11, 12, 18, 20, 21, 22, 28, 35, 36, 37, 39, 41, 42
2	RU 140432	29.03.1996	23.11.2014	«ИРКУТ – IRKUT» MKTU Class and list of goods and services (511): 6, 7, 8, 9, 10, 11, 12, 18, 20, 21, 22, 28, 35, 36, 37, 39, 41, 42; Colors: trademark white, black, blue, sky blue, purple (591)
3	RU 140433	29.03.1996	23.11.2014	«ИРКУТ – IRKUT»

				MKTU Class and list of goods and services (511)
4	RU 140434	29.03.1996	23.11.2014	«ИРКУТ – ТОВАР» MKTU Class and list of goods and services (511): 6, 7, 8, 9, 10, 11, 12, 18, 20, 21, 22, 28; Unguarded part of Trade mark: the word «товар» is not an object of self-supporting legal safeguard (526)
5	RU 140435	29.03.1996	23.11.2014	«ИРКУТ – ТОВАР» MKTU Class and list of goods and services (511): 6, 7, 8, 9, 10, 11, 12, 18,20 ,21, 22, 28; Unguarded part of Trade mark: the word «сервис» is not an object of self-supporting legal safeguard (526)
6	RU 140436	29.03.1996	23.11.2014	«ИРКУТ – СЕРВИС» MKTU Class and list of goods and services: 35, 36, 37, 39, 41, 42; Unguarded part of Trade mark: the word «сервис» is not an object of self-supporting legal safeguard (526)
7	RU 140437	29.03.1996	23.11.2014	«ИРКУТ – АВИА» MKTU Class and list of goods and services (511): 12, 35; Unguarded part of Trade mark: the word «АВИА» is not an object of self-supporting legal safeguard (526)
8	RU 140438	29.03.1996	23.11.2014	«ИРКУТ – АВИА» MKTU Class and list of goods and services (511): 12, 35; Unguarded part of Trade mark: the word «АВИА» is not an object of self-supporting legal safeguard (526)
9	RU 140440	29.03.1996	23.11.2014	«ИРКУТ – IRKUT» MKTU Class and list of goods and services (511): 6, 7, 8, 9, 10, 11, 12, 18, 20 ,21, 22, 28, 35, 36, 37, 39, 41, 42
10	RU 140441	29.03.1996	23.11.2014	«ИРКУТ – IRKUT» MKTU Class and list of goods and services (511): 6, 7, 8, 9, 10, 11, 12, 18, 20 ,21, 22, 28, 35, 36, 37, 39, 41, 42
11	RU 240747	19.03.2003	Expires on 28.06.2012	«АЭРОН» MKTU Class and list of goods and services (511): 07, 12, 37
12	RU 240748	19.03.2003	Expires on 28.06.2012	«AIRON» MKTU Class and list of goods and services (511): 07, 12, 37
13	RU 253451	21.08.2003	Expires on 05.11.2012	«AERON». MKTU Class and list of goods and services (511): 07, 12, 37

10. Information on the licenses of the Company

Number: 6077-A-AT-R
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: creation of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 6078-A-AT-P
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: manufacturing of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 6079-A-VT-P
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: manufacturing of armament and military technology
The Company anticipation concerning probability of license renewal: favorable

Number: 6080-A-AT-Rm
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: repairing of aviation products, including dual-capable products
The Company anticipation concerning probability of license renewal: favorable

Number: 6081-A-VT-Rm
Date of issue: January 22, 2008
Expiry date: January 22, 2013
Issued by: Federal Industry Agency of RF
Types of activity: repairing of armament and military technology
The Company anticipation concerning probability of license renewal: favorable

11. Principal competitors

Information presented in this section is based on independent evaluations of the markets, in which the Company performs its activities.

INTERNATIONAL MARKET OF MILITARY AERONAUTICAL ENGINEERING
The Company is the leading Russian manufacturer of military aeronautical engineering.

General characteristics of the market
The market of combat aircraft complexes is the largest segment of the world market of weapon and military equipment. There are no exact accepted estimations of capacity of these markets. The most competent and often quoted is the opinion of London international institute of strategic research, which estimates the whole world market in 2000 to be 29,500 million US dollars. It is believed that aviation segment constitutes up to 60% of the world market of weapon and military equipment, that is about USD 18,000 million. The market of military aeronautical engineering has the following distinctive characteristics:

1) Supplies of aviation systems cause market heating in the interconnected segments such as air-launched weapons, systems of long-distance radar support, airborne refuellers, ground-based equipment, air defense systems, etc.
2) Supplies of even one aircraft in most cases result in long-term programmers of maintenance, technical support of exploitation and modernization of supplied aircrafts. For example, exploitation of pursuit planes involves three engine changes in the course of their lifecycle.
3) Aviation systems affect combat potential of armed forces more and more. This tendency marked during the Second World War found its further development in the course of local conflicts of the last 50 years. Armed confrontation is transferred from overland into air area. Winning domination in the air is necessary for success of armed confrontation. The stability of this tendency is the basis for stability and development of military aeronautical engineering.

Prospects of the market development
It can be definitely anticipated that within the nearest twenty - twenty-five years the market of military aircraft complexes will become the backbone segment of the whole world market of weapon and military equipment. Though the share of control, scouting and communication systems in the structure of military export will grow intensively the proportion of aviation supplies will remain because of decrease of export of weapons for ground postures and navies. As for absolute figures the capacity of aviation market (both supplies and modernization) will increase as in the nearest future the number of conflicts will grow dramatically, economic possibilities of a number of large importers of military aeronautical engineering will improve, including the traditionally Russia-oriented importers, besides the new world armament and technology race will begin.

Key players in the market
The key players in the market of air weapons and military equipment are the USA, Russia, France, the European consortium producing pursuit planes Euro fighter and British-Swedish alliance BAe – SAAB.

The most stable position in the market is occupied by the USA, which has a number of advantages as compared with competitors. The most important of these advantages are:

1) The possibility to offer the whole range of military aeronautical engineering – lightweight (F-16), medium (F-18), heavy (F-15, F-14) pursuit planes, strike fighters and service aircrafts (airborne early warning and refuellers).
2) High quality of aircrafts caused by high level financing of SRED and existence of several old and developed design schools.
3) Competitive price level achieved as a result of large internal orders, which provide high-volume production and decrease the cost of a product unit.
4) Powerful state support caused mainly by great economic, military and technologic potential of the USA.

The American expansion in the market is limited by striving of certain countries to preserve at least the minimum level of diversification of weapon sources, as well as conservative approach of the USA to the problem of advanced technology transfer. Thus the USA with great reluctance and only under high pressure give to importers their most modern air-to-air missiles AMRAAM and especially software codes of on-board processors. Nevertheless the USA control more than a half of the aviation market.

The largest importers of American aeronautical engineering in recent years have been Saudi Arabia (pursuit planes F-15), Japan (licensed production of F-15 and F-16), Taiwan (F-16) and Israel (F-15 and F-16).

Evidently in the nearest decade before the new generation pursuit plane F-35 comes to the market American export will consist of supplies of profoundly retrofitted versions of lightweight and medium pursuit planes F-16 block 52/60 and F-18E/F Super Hornet. At present the USA have already received large orders for F-16 block 52 from Greece and Israel, for F-16 block 60 from the United Arab Emirates, for F-18E/F from Malaysia.

The third exporter after the USA and Russia is France. The main advantage of French positioning in the market is high quality of aircrafts. The main achievement is a very strong position in the sector of lightweight one-engine pursuit planes resulting from high military characteristics of pursuit planes of Mirage 2000 family. The key buyers of these planes are Taiwan, Greece and the UAE, the UAE has placed an order for the latest version of this aircraft Mirage 2000-9. Along with successful market promotion of pursuit planes Mirage 2000 the reaction of the market to the most modern French pursuit plane Rafale is rather inactive. No export orders are received for this aircraft. It is caused mainly by its high price. It is extremely high price of French aeronautical engineering, which is the key limitation of Dassault Aviation expansion in the market. Besides, it should be mentioned that France has no offers in the sector of airborne early warning devices and airborne refuellers and it makes impossible for this country to promote complex solutions integrating combat and servicing components.

Most probably the British-Swedish super lightweight pursuit plane Grippen has certain perspectives in the market. The strong point of this offer is low purchasing cost, low operating cost, meeting requirements of Air Forces of countries with small territory, good offset offers. Orders for this aircraft are placed by the SAR, the contracts for its purchase by Poland, Hungary and Czech republic are being signed.

The European pursuit plane Euro fighter has not received any export orders because of its high price and too slow programmed realization (especially as for imparting to the aircraft potential function air-to-ground). The aircraft lost the tender in South Korea and Norway. Greece, which chose Euro fighter for political reasons in order to intensify its European relations froze the transaction for financial reasons and almost simultaneously placed orders for American F-16 block 52 and French Mirage 2000-5Mk.2.

To sum up the greatest competition to Russian products in aviation market is made up by American pursuit plane F-18E/F and to a less degree by French aircrafts Raffle and Mirage 2000-5.

Positions of Russian manufacturers in the market

Unlike the situation in the sector of civil aircraft construction in military sphere Russia along with the USA, France and Europe remains an independent scientific and production pole, which quite successfully participates in world competition in this market. The main markets for sales of Russian pursuit planes are China, India and Malaysia. Besides, Russia actively promotes its production to the markets of the countries, which try to preserve pluralistic approaches in foreign policy resulting in diversification of weapon sources. Among these countries there are ASEAN members, Brazil, several states of Near East. Outside Chinese and Indian markets (aviation segment of which is completely or mainly controlled by Russia) Russia tries to compete with European and American offers, which are either too expensive (in case of Europe) or impose considerable political and technological limitations (in case of the USA).

Russian offers cover almost all segments of the market except lightweight and superlightweight one-engine pursuit planes. However the base of Russian position in the market is provided by sales of heavy combat complexes. Their export constitutes 90% of all Russian aviation supplies abroad. In this segment the position of Russia is very strong and can be challenged only by the USA as Russia has an excellent offer in terms of technical and financial characteristics – a multifunction pursuit plane Su-30MKI, which at present ensures leading technological position of our country in the world aviation market. At present Su-30MKI is the only pursuit plane in serial production, which is equipped with a radar with phased array antenna and an engine with controlled thrust vector. The USA will catch up with this backlog only when serial production of F-18E/F Super Hornet begins. Su pursuit planes are produced by two Russian enterprises JSC "Corporation "Irkut" and JSC "KNAAPO" (Komsomolsk-upon-Amur).

Perspectives of Russia in the market of military aeronautical engineering

Perspectives of Russia in the market of military aeronautical engineering mainly deal with increase of competitive advantage in the sphere of heavy combat aircraft complexes. This should include both supplies of such aircrafts and making attractive offers on modernization, which will ensure constant increase in combat capabilities of pursuit planes of Su-30 family.

Regional structure of Russian sales markets has changed for the last few years. The key customers are still India, China and Malayisia, but there are some new importers such as Algeria and Venesuela.

India will concentrate its efforts on realization of the programmed of licensed production of Su-30MKI.

One of the main customers for the last time is Algeria. It concluded the contract for delivery of 28 Su-30 MKA with Aviation holding company "Sukhoy" and for 16 Yak-130 with the Company.

Other potential customers of Russian heavy pursuit planes are India (no more than 40 units), Indonesia (no more than 12 units) and Vietnam (up to 24 units). Middle East region is a very attractive market, where a number of states, which are traditional customers of Russia, needs in reequipment of their Air Forces.

Production capacities of Su manufacturers - "Corporation "Irkut" JSC and "KNAAPO" (Komsomolsk-on-Amur) JSC – satisfy the abovementioned demand completely.

At the same time Thailand government which throughout 2005-2006 considered possibility to pass in service Su-30MK in July 2007 decided to buy 6 swiss fighters JAS-39 Grippen.

INTERNAL MARKET OF MILITARY AERONAUTICAL ENGINEERING

The Company has necessary production and technical opportunities for deliveries of military aircrafts to the Russian Air Forces.

The fleet of military technology of the Russian Air Forces is in need of renewal. It is possible the start of large-scale programme of rearmament. However if it is not realized, due to significant wear technology the Russian Air Forces will fall back in limited purchases of new aircrafts.

The Company is the most probable contractor for production and modernization of military aircrafts for the Russian Air Rorces (Su, Yak). At present the company is realiasing Su-30KN modernization program, which was chosen as basis for modernization of all Russian Su-27/30 fighter family.

Thanks to favourable location of the Company's plant (Irkutsk city), allowing to minimize employees's costs and have acceptable level of transpport costs and also thanks to the distance from the Chinese border, Company's platform is the most acceptable for placing the production of military aviation technology for the Russian Air Forces.

CIVIL AERONAUTICAL ENGINEERING

At present the main civil model of the Company is multifunction amphibious aircraft Be-200 in different modifications. The model is already used by Russian Emergency Ministry, supplies abroad (mainly to West European countries) are planned.

In the market of multifunction aircrafts of this class Russia has quasimonopolistic position. The only competitor in this sector is Canadian company Bombardier, which promotes out of date machines. Be-200 produced by the Company is the most perspective Russian offer in the sector of amphibious aircrafts. The technical advantages of this product were enhanced after signing a contract between the Company and European consortium EADS. Besides, under this contract marketing department of EADS will participate in promotion of the aircraft to the world market.

In the long term the Company plans to enlarge the share of civil products in manufacturing structure. The basic perspective civil models/dual-capable models are transport aircraft IRTS (MTA), unmanned aerial vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

COMPETITIVE POSITIONS OF THE COMPANY (MAJOR CONCLUSIONS)

Military aeronautical engineering (international market)

1) The competitive positions of the Company in the foreign market of military aeronautical engineering are persistent, the Company plans to broaden the geography of its supplies.

2) Because of its technical characteristics as well as a number of geopolitical and economic factors the demand for combat aeronautical engineering produced by the Company is growing in the foreign market (mainly in the markets of Asian countries - India, Malaysia; Algeria etc.) as well as in the markets of developing countries. The market of India plays the key role for the Company. The company is an active participant of creation of military and production alliance of India and Russia. Cooperation of the Company

with the Indian party related to the project Su-30MKI is performed under long-term contracts, which ensure considerable part of the Company revenue up to 2014.

3) In many cases military products of the Company outmatch the described foreign analogues in technical characteristics and, besides, their price is more attractive.

4) Products with analogous price/quality ratio are produced only by JSC "KNAAPO", which is a part of state holding "Sukhoy". Interaction of the two companies is executed on the basis of agreements specifying the main conditions of cooperation of the Company and the holding "Sukhoy" in the fields of design, manufacturing, marketing and after-sale service of Su product line.

Military aeronautical engineering (internal market)

1) The Company possesses manufacturing and technical potential necessary for supplies of military aeronautical engineering for RF Air Forces.

2) The combat aircraft park of RF Air Forces needs renewal. There is a probability of start-up of a large-scale reequipment program. However even if the latter is not implemented Air Forces will make limited purchases of new aircrafts because of significant wear of their aircrafts.

3) The Company is the most probable contractor for manufacturing/modernization of combat aircrafts for RF armed forces as far as model lines Su and Yak are concerned. At present the Company is implementing the program of modernization Su-30KN, which was chosen by RF Air Forces as the basis for modernization of the whole park of Russian pursuit planes of Su-27/30 family.

4) Thanks to advantageous location of the Company plant (city of Irkutsk), which allows to minimize labor costs and have an acceptable level of transport costs as well as its remoteness from Chinese border the Company sites are the most acceptable for manufacturing of combat aeronautical engineering for RF Air Forces.

Civil aeronautical engineering

1) The Company begins active promotion of civil products and dual-capable products in the international market.

2) The main civil product of the Company is multifunction amphibious aircraft Be-200, which has no analogues in the world. The model will be promoted in different modifications both in the foreign and in the Russian market. At present the Company produces Be-200 for Russian Emergency Ministry.

3) Other perspective civil models/dual-capable models are transport aircraft IRTS, unmanned aerial vehicle, gyroplane, Russian short- and medium-distance passenger liner MS-21. According to preliminary estimates of independent experts and specialists of the Company these models will enjoy persistent demand both in internal and in foreign market.

4) The possibility to apply certain perspective civil models for military purposes will enable the Company to use the existing sales channels and customer base for their promotion.

12. Plans for future activities of the Company

Development strategy of Corporation "Irkut" is aimed at satisfying demands of Russian and international aviation markets.

The main tasks set by the Company are diversification of the product line and international cooperation.

To reduce market and political risks the Company implements the strategy of production diversification and enlargement of the product line by means of civil aviation projects. In the nearest future it is planned to increase the revenue from manufacturing of civil aeronautical engineering.

The main project of Corporation "Irkut" in the field of civil aircraft construction is manufacturing of multifunction amphibious aircraft Be-200. Its multitask capability and excellent performance characteristics cause very good sales perspectives in the countries with long coast line and hard-to-reach areas.

The Corporation is going to strengthen the acquired positions in the military aviation market, making new supplies and performing modernization of existing aeronautical engineering and designing competitive promising weapon systems of new generation.

Along with diversification of existing business the corporation pays much attention to extending cooperation with the largest world manufacturers of aeronautical engineering. The main aspects of cooperation is manufacturing of certain components on production capacities of the Company enterprises, cooperative marketing and sales of products. Implementation of these plans and extension of the sales market will allow, on the one hand, to diversify the product line, and on the other hand, to exchange advanced technologies of manufacturing and design with foreign partners.

Moreover the creation of the United Aviation Company (UAC) is aimed to eliminate the severe competition within the country and concentrate efforts on manufacturing competitive production on the world market.

Besides the above-mentioned measures, which are mainly externally-oriented, the Company plans to use internal resources such as:

- enhancement of cost efficiency;
- optimization of balance sheet structure and sales of non-core assets.

Investment policy of the Company involves three major aspects of investment performance:

Investments in production	Technical and technological reequipment of production is one of priority tasks for the nearest future.
Investments in scientific research and experimental development	Civil and military aeronautical engineering offered nowadays by the main manufacturers is a high technology product. To ensure competitive power it is necessary to invest a lot of funds into scientific research and experimental development. Considering this factor Corporation "Irkut" believes that R&D is one of priority aspects.
Purchase of production-related companies	The main purpose of purchasing production-related companies is consolidation of assets in aircraft industry and related industries. It will enable to optimize corporate structure and considerably decrease transaction expenses. Besides the Corporation strives for reduction of market and political risks by means of product diversification. Another reason for strategic investments in production-related companies is search for additional production sites for implementation of promising projects.

The sources of future revenues of the Company are revenues from current contracts for supply of aeronautical engineering.

13. Information about the number of employees, generalized data on education and membership of the Company staff (employees), as well as on alteration of the number of Company employees

Parameter	2004	2005	2006	2007	3d Q 2008	2008	1st Q 2009	2d Q 2009
Average employment volume, people	11 265	10 509	10 948	11 585	11 772	11 805	12 272	12 476
Finances spent on remuneration of labor, rub.	1 411 470 000	1 430 323 000	1 482 572 127	2 854 934 043	2 620 986 784	3 721 196 328	1 051 674 136	2 113 824 768
Finances spent on social welfare, rub.	443 827 000	425 992 800	2 781 697	28 659 929	26 605 408	99 966 856	37 985 169	19 804 953
Total amount of spent finances, rub.	1 855 297 000	*1 856 315 800*	*1 485 353 824*	*2 883 593 972*	*2 647 592 192*	*3 821 163 184*	*1 089 659 305*	*2 133 629 721*
Segment of employees with higher education	*23*	*27,2*	27,4	28,3	30,3	32	32	33

III. CORPORATIVE INFORMATION

1. Company Shareholders rights and obligations

In accordance with Clause 9 of the Charter the Company Shareholders – owners of voting shares have the following rights:

Shareholders-owners of voting shares shall have the following rights:

1) to participate in the management of the activities of the Company in the manner and in the forms provided for by this Charter and the Federal Law "on Joint Stock Companies";
2) to receive dividends and in case of Company liquidation, to receive part of property, remaining after performing final pays to all creditors, or its value, in such an order, as provided for by the Laws of the Russian Federation and this Charter.;
3) to participate in Company General Shareholders' Meetings and vote either personally or through their duly authorized representative on problems under review during the Meetings;
4) to right of pre-emptive purchase of shares, issued via prior open subscription, and for issued securities, which can be converted into shares, in proportion to already owned shared of the same category (type);
5) to demand for convening of extraordinary General Shareholders' Meeting, extraordinary check of Company activities by Auditing Committee in such an order and under such conditions, as provided for by the Federal Law "on Joint Stock Companies" and this Charter;
6) to have an access to Company documents in such an order and volume, as provided for by the Federal Law "on Joint Stock Companies".
7) to alienate possessed shares without receiving confirmation from the Company or other Shareholders;
8) to file a case in court.
9) Other rights, as provided for by the Federal Law "On Joint Stock Companies" and this Charter

Each Company ordinary share gives Shareholder – owner of such a share equal rights.

When a Shareholder sells his shares, at the same time he transfers his rights and obligations.

A Shareholder is obliged:

1) to observe this Charter and other Company documents;
2) to fulfill assumed obligations in the proper order
3) not to divulge any confidential information, related to Company activities;
4) to pay up shares in such an order, amounts and using such methods, as provided for by this Charter and decisions regarding the issue of such shares;
5) to inform the Company Registrar timely regarding the personal data changes.

After reorganization of legal entity – Company Shareholder or death of a person – Company Shareholder, successors (heirs) shall become Company Shareholders in such an order, as provided for by the Laws of the Russian Federation.

When reorganization of the legal entity – Corporation Shareholder takes place or if a person – Shareholder of the Corporation dies, legal successors (heirs) become Corporation Shareholders in accordance with the procedure set by the legislation of the Russian Federation.

2. Information on the Structure and Competence of the Company Executive Bodies

The following bodies are the Executive bodies of the Company (in accordance with Item 11.1 of the Charter):

- the General Shareholders' Meeting;
- the Board of Directors;
- the CEO (individual executive body);
- the Executive Committee (collective executive body)
- the Liquidation Committee – for the period of Company liquidation.

The Auditung Commission and the Company Auditor are the control bodies monitoring financial and economic activities of the Companies.

The members of the Board of Directors and the Auditing Committee shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting, by the Provisions for the Board of Directors, by the Provisions for the Auditing Committee.

The President shall be elected by the General Shareholders' Meeting in accordance with the procedure foreseen by the Charter, by the Provisions for the General Shareholders' Meeting and by the Provisions for the President.

The members of the Liquidation Commission in case of voluntary liquidation shall be appointed by the General Shareholders' Meeting; if liquidation is compulsory, Arbitration Court shall appoint them.

The Company in the process of implementation of its activities shall follow the provisions of the Corporative Conduct Code, which was elaborated in accfordance with the Corporative Conduct Code recommended by the Federal Commission for Securities Market of Russia for Share Issuers and approved at the annual General Shareholders' Meeting on 26.06.2004 (Minutes No.20).

2.1 The Company General Shareholders' Meeting

The Corporation supreme Executive body is the General Corporation Shareholders' Meeting.

The annual General Corporation Shareholders' Meeting shall be held not earlier than six months after the fiscal year end.

If necessary, the Corporation shall hold extraordinary Meetings of Shareholders in addition to the annual General Shareholders' Meeting.

Competence of the General Corporation Shareholders' Meeting shall cover the following issues in accordance with the Charter 12 (Item 12.3 of the Charter):

1. Introduction of changes and adductions unto the Company Charter or approval of an edited wording of the Company Charter;
2. Company reorganization;
3. Company liquidation, establishing of Liquidation Committee and approval of intermediate and final liquidation balances;
4. Election of Board of Directors members and revoking of their authority;
5. Determination of quality, nominal value, categories (types) of issued shares and rights, provided by these shares;
6. Increase of the Company Authorized Capital via increase of nominal value of shares;
7. Reduction of the Company Authorized Capital via purchase of a portion of shares in order to decrease their quantity, and via paying off the purchased or bought out shares;
9. Election of members of the Auditing Committee and early revoking of their authority;
10. Approval of the Company's Auditor appointment;
11. Paying (declaring) of dividends according to the first quarter, six months, and nine months of the financial year.
12. Approval of annual reports, annual accounting reports (including profit-and-loss report (profit-and-loss accounts) for the Company. And distribution of profit, including paying (declaring) of dividends, and excluding all the profit, distributed as dividends according to the results of the first quarter, six months and nine months of the financial year) and Company losses, according to the financial year results;
13. Setting of a proper order of the Company General Shareholders' Meeting convening;
14. Election of members of the Company's Auditing Committee and early revoking of their authority;
15. Splitting up and consolidation of shares;
16. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 83 of the Federal Law "on Joint Stock Companies";
17. Taking decisions regarding approval of transactions in such cases, as provided for by Clause 79 of the Federal Law "on Joint Stock Companies";
18. Acquiring of issued shares by the Company in such cases, as provided for by the Federal Law "on Joint Stock Companies";
19. Taking decisions regarding participation in holding companies, financial-industrial groups, associations and other unions of companies;
20. Approval of internal documents, regulating activities of the Company executive bodies;
21. Taking decisions regarding other issues, as provided for by the Federal law on "Joint Stock Companies".

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Executive Committee.

Issues covered by the competence of the General Corporation Shareholders' Meeting cannot be handed over for settling to the Corporation Board of Directors, excluding the issues foreseen by the Federal Corporation Law.

The General Corporation Shareholders' Meeting is not entitled to consider and take decisions as regards the issues, which are not covered by its competence as per the Federal Corporation Law.

Information on holding the General Shareholders' Meeting in accordance with the Corporation Charter (Clause 15 of the Charter):

The notification on holding the General Shareholders' Meeting should be sent no later than 30 (thirty) days before the date of its holding and the notification on holding the General Shareholders' Meeting with the item on the Company reorganization on the agenda should be sent no later than 40 (forty) days before the date of its holding.

According to Clause 53 c. 2 of the Federal law "On joint stock companies" the notification on holding an extraordinary General Shareholders' Meeting should be sent no later than 60 (sixty) days before the date of its holding.

The notification on holding the General Shareholders' Meeting should be sent within the specified periods of time to each person stated in the list of persons who are entitled to participate in the General Shareholders' Meeting in the written form by means of registered mail, telex, fax or message to the addresses indicated in the register and should be handed in personally against receipt. The notification may also be published in newspaper "Vostochno-Sibirskaya Pravda" as well as in other mass media determined by the Board of directors of the Company, including electronic ones, an electronic message can also be sent to the address of shareholders if they expressed their wish to receive such messages in this particular form.

The notification on holding the General Shareholders' Meeting should include:

- full name of the Company and its location;
- form of holding the General Shareholders' Meeting (meeting or absent voting);
- date, place (postal address), time of holding the General meeting of shareholders of the Company and in case filled in ballot-papers can be sent to the Company in accordance with Clause 60 c. 3 of the Federal law "On joint stock companies" the postal address where the filled in ballot-papers can be sent, or if the General Shareholders' Meeting is held in the form of absent voting the expiration date of ballot-paper acceptance and the postal address where the filled in ballot-papers should be sent;
- time when registration of participants of the General Shareholders' Meeting begins;
- date of listing the persons entitled to participate in the General Shareholders' Meeting;
- agenda of the General Shareholders' Meeting;
- procedure of studying information (materials) subject to submission during preparation for holding the General Shareholders' Meeting and the address(es) where it can be found.

The information (materials) subject to submission during preparation for holding the General Shareholders' Meeting includes:

- annual financial reporting, including the report of the Company Auditor, conclusion of the Company Auditing Committee on results of the audit of annual financial reporting;

- information about the candidate (candidates) to individual executive body of the Company, the Board of directors, the Company Auditing Committee and the Company's Counting Commission;

- draft alterations and addenda to be introduced in the Charter of the company or the project of new wording of the Charter, draft Decisions of the General Shareholders' Meeting;

- analytical treatment and press materials;

- annual report of the Company;

- conclusion of the Company Auditing Committee concerning credibility of the data in the annual report of the Company;

- reports of the Board of directors on the work executed within the reporting period, on observance of the Code of corporate conduct and on application of reserve and development funds of the Company adopted by the Board of directors;

- recommendations of the Board of directors for profit distribution, including the amount of dividends to be paid on the Company shares and the dividend payment procedure, for distribution of losses according to results of financial year as well as transfer of money to development fund of the Company (specifying the amount of money appropriated to different applications including fee earnings of the members of the Board of Directors, the Auditing Committee and executive bodies of the Company and/or refund of charges caused by functioning as members of the Board of Directors, the Auditing Committee of the Company).

In accordance with Items 14.3 and 14.4 of the Corporation Charter The extraordinary General Shareholders' Meeting of the Company shall be convened by the decision of the Company Board of Directors by its own initiative, by the Company Auditing Committee demand, by demand of Shareholder (Shareholder) possessing not less than 10 % (in words: ten percent only) of the Company voting shares to the date of demand raising.

The demand regarding convening of the extraordinary General Shareholders' Meeting of the Company shall be considered received from Shareholders, who have signed it

The voting share portion of Shareholders (Shareholder) who have demanded for convening of the extraordinary General Shareholders' Meeting of the Company shall be determined to the date of rising of such a demand.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is forwarded through ordinary letter or other ordinary mail, the date of raising of such a demand shall be the date stamp impression, which confirms receiving of the letter. If it is done through special delivery letter or any other registered mail, then the submittal date shall be the date of forwarding a demand against receipt.

If the demand regarding convening of the extraordinary General Shareholders' Meeting of the Company is given against receipt, then the submittal date shall be the date of handing over.
If needed, the Company shall have the right to convene extraordinary General Shareholders' Meetings, convened aside of annual General Shareholders' Meeting (Item 12.1 of the Charter).
In accordance with Article 55 of the Federal Corporation Law, an extraordinary General Shareholders' Meeting called upon the request of the Corporation Auditing Committee (Inspector), of the Corporation Auditor or of the Corporation Shareholders (Shareholder) being the owners of at least 10 per cent of the voting Corporation shares shall be held within 40 days from the moment when the demand for an extraordinary General Shareholders' Meeting calling.

If the extraordinary General Shareholders' Meeting proposed agenda contains the issue concerning election of the Board of Directors members to be elected by cumulative voting, such a General Shareholders' Meeting shall be held within 70 days from the moment when such demand for an extraordinary Meeting calling was made.

Within 5 (five) days from the date when the demand for calling an extraordinary General Shareholders' Meeting was made by the Auditing Committee, by the Corporation Auditor or by the Shareholders (Shareholder) being the owners of at least 10 per cent (ten per cent) of the Corporation voting shares, the Board of Directors of the Corporation shall take a decision either to call an extraordinary General Shareholders' Meeting or to reject calling it.

If within the term fixed by this Charter the Board of Directors does not take a decision as regards an extraordinary General Shareholders' Meeting calling or takes a decision to reject calling it, an extraordinary General Shareholders' Meeting may be called by the bodies or persons demanding for its calling. At that the bodies and persons calling an extraordinary General Shareholders' Meeting have the authorities foreseen by the present Charter and by the Federal Corporation Law, which are necessary for the General Shareholders' Meeting calling and holding.

The list of persons who are entitled to propose issues to be added to the agenda of the General Issuer's Shareholders' Meeting and the procedure of such proposals submission is as follows:

In accordance with Clause 14.1 of the Charter, the Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to introduce items into agenda of the annual General Shareholders' Meeting of the Company and to nominate candidates for the Board of Directors, Auditing Committee, Counting Commission, and CEO of the Company. The numbers of these candidates shall not exceed the number of the persons to be appointed for the corresponding body. Such proposals shall be submitted to the Company not later than 60 days (in words: sixty days) after the end of financial year.

If the proposed agenda of the extraordinary Company General Shareholders' Meeting contains items regarding election of members of the Board of Directors, Shareholders (shareholder) who own in aggregate not less than 2% (in words: two percent only) of the Company voting shares shall have the right to nominate candidates for election into the Company Board of Directors. Such proposals shall be submitted to the Company not less than 30 days (in words: thirty days) before the convening date of extraordinary General Shareholders' Meeting of the Company.

Proposals regarding agenda of the Company General Shareholders' Meeting shall be considered to have been submitted by the persons, who (whose representatives) have signed them.

The portion of voting shares, belonging to Shareholders (Shareholder) introducing a proposal regarding agenda of the Company General Shareholders' Meeting, shall be determined on the date of introduction of such a proposal.

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting and regarding nomination of candidates shall be executed in written form with indication of names, quantity and category (type) of shares, owned by Shareholders (Shareholder) introducing the proposal, and shall be signed by these Shareholders (Shareholder).

Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting shall contain wording for each proposed item, proposals regarding nomination of candidates shall contain name of each candidate and name of the corresponding body which he is nominated for. Proposals regarding introduction of items into agenda of the Company General Shareholders' Meeting may include contain wording solution for each issue.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares are recorded in the Company Shareholder Register, statement from the Company Shareholder Register shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is signed by Shareholder whose right to shares is determined using depositary custody account, depositary custody account statement shall be attached to such proposal.

If a proposal regarding introduction of items into agenda of the Company General Shareholders' Meeting is sent by mail, submittal date shall be the date shown on date stamp impression, which confirms receiving of the letter. If this is a special delivery letter, then the submittal date shall be the date of receipt.

When nominating candidates for the Board of Directors, Auditing Committee or Counting Commission or CEO of the Company, Shareholder shall attach written confirmation of the nominee and information regarding the candidate to be provided for familiarization to persons eligible for participation in the Company General

Shareholders' Meeting during preparations for convening General Shareholders' Meeting of the Company. Such information shall include:

- full name of the candidate;
- citizenship of the candidate;
- information regarding education and raising of qualification for the past 3 years (in words: three years) (name of education establishment, date of graduation from it, its qualification) of the candidate;
- information regarding places of employment for the past 5 years (in words: five years) in chronological order, names of companies and held offices;
- quantity, category (type) of the Company shares owned by candidate;
- name of the Company body, which candidate is nominated for, and his confirmation of consent to be elected;
- candidate's pledge to observe provisions of this Charter and other Company internal documents, decisions taken by the Company General Shareholders' Meetings in case of his election into the executive bodies of the Company.

The Board of Directors of the Corporation is liable to consider the proposals received and to take a decision as regards their inclusion into the agenda of the General Corporation Shareholders' Meeting or as regards denial to include them into the said agenda not later than 5 (five) days upon expiration of the terms set by Paras. 1 and 2 of Charter Item 14.1.

The issue proposed by Shareholders (Shareholder) shall be included into the agenda of the General Corporation Shareholders' Meeting; in a similar manner, the candidates nominated shall be included into the list of candidates for voting in order to elect the respective body of the Corporation, except for the following cases:

- if Shareholders (Shareholder) do not observe the terms as per paragraphs 1 and 2 of Item 14.1 of this Charter;

- if Shareholders (Shareholder) are not the owners of the certain number of the Corporation voting shares foreseen by paragraphs 1 and 2 of Item 14.1 of this Charter;

- if the proposal does not comply with the requirements foreseen in paragraphs 5 and 6 of Item 14.1 of this Charter;

- if the issue proposed to be included into the agenda of the General Corporation Shareholders' Meeting is not covered by competence of this Meeting and (or) does not comply with the Federal Corporation Law requirements and with other legal norms of the Russian Federation.

The Corporation Board of Directors' motivated decision about denial to add the proposed issue into the agenda of the General Corporation Shareholders' Meeting or about denial to add the nominated candidate into the list of candidates for voting in order to elect the Corporation respective body shall be sent to the Shareholders (Shareholder), who have brought the issue for consideration or nominated the candidate, not later than 3 (three) days from the date of decision-making.

The Corporation Board of Directors' decision about denial to add the issue to the agenda of the General Corporation Shareholders' Meeting or about denial to include the candidate into the list of candidates for voting to elect the respective Corporation body as well as evasion of the Board of Directors from decision-making may be appealed against in the Court.

The Corporation Board of Directors is not entitled to amend the wordings of issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting and the wordings of decisions taken as regards those issues.

Apart from the issues proposed for adding to the agenda of the General Corporation Shareholders' Meeting by Shareholders, or if there are no such proposals, no candidates, or the number of candidates nominated by Shareholders for formation of the respective body is insufficient, then the Board of Directors of the Corporation is entitled to include issues into the agenda of the General Corporation Shareholders' Meeting or candidates into the list of candidates at its own discretion.

The list of persons entitled to get familiarized with the information (materials) provided for preparation and holding of the General Issuer's Shareholders' Meeting and the procedure of getting familiarized with such information (materials) are as follows:

In accordance with Items 15.1., 15.2., 15.3., 15.4 of the Issuer's Charter notification about the General Corporation Shareholders' Meeting holding shall be sent not later than 30 (thirty) days before, and notification as regards holding the General Corporation Shareholders' Meeting whose agenda contains the issue on the Corporation reorganization shall be sent not later than 40 (forty) days before the date of such Meeting.

In the case foreseen by Item 2 of Article 53 of the Federal Corporation Law notification about an General Corporation Shareholders' Meeting holding shall be sent not later than 60 (sixty) days before its date.

Within the terms stipulated notification about the General Corporation Shareholders' Meeting holding shall be sent to each person mentioned in the list of persons entitled to participate in the General Corporation

Shareholders' Meeting by means of sending written notices (registered letters, telex messages, fax messages) personally to the addresses given in the Register; those notice shall be handed over to the said persons personally against receipt, or by means of publishing in Vostochno-Sibirskaya Pravda newspaper as well as in other mass-media including electronic ones; these mass-media shall be chosen by the Board of Directors; notification can also be transmitted by means of sending it to Shareholders' addresses in electronic mode provided they have expressed their will to get such messages in this mode.

In the notice about the General Corporation Shareholders' Meeting holding the following data shall be given:

- Full Corporation name and the Corporation location;
- The form of the General Corporation Shareholders' Meeting holding (a meeting or absentee voting);
- The date, place (postal address), time of the General Corporation Shareholders' Meeting holding; if in accordance with Item 3 of Article 60 of the Federal Corporation Law completed bulletin forms may be sent to the Corporation, the postal address those forms to be sent at shall be given; if the General Corporation Shareholders' Meeting is held in the form of absentee voting, the voting bulletin forms acceptance completion date and the postal address those forms to be sent at shall be given;
- The General Corporation Shareholders' Meeting participants registration commencement time;
- The date of drawing up a list of persons entitled to participate in the General Corporation Shareholders' Meeting;
- The General Corporation Shareholders' Meeting agenda;
- The procedure of familiarization with information (materials) subject to be presented in the course of preparation for the General Corporation Shareholders' Meeting holding and the address (addresses) where this information is available.

The following pieces of information (materials) subject to be presented to the persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting holding shall be available:

- Annual accounting report including the Corporation Auditor conclusion and the Corporation Auditing Committee conclusion as per the results of the annual accounting report auditing;
- Information about the candidate (candidates) to be given to the individual executive body of the Corporation, to the Corporation Board of Directors, to the Corporation Auditing Committee and to the Corporation Returning Board;
- The draft of amendments and additions introduced into the Corporation Charter or the Corporation Charter draft new version, or drafts of internal Corporation documents, or drafts of the general Corporation Shareholders' Meeting decisions;
- Analytical research and mass-media materials;
- The Corporation Annual Report;
- Conclusion of the Corporation Auditing Committee as regards adequacy of the data included into the Corporation Annual Report;
- The following documents approved by the Board of Directors: the Board of Directors' Report on the work done covering the reported period; the Report on Fulfillment of the Corporative Conduct Code; the Report on application of the Reserve Fund and of the Corporation Development Fund.
- Recommendations of the Board of Directors of the Corporation as regards profit distribution including dividend rate paid per the Corporation share and the procedure of its payment as well as the Corporation losses as per the results of the fiscal year; recommendations as regards assignment of assets to the Corporation Development Fund (stating the value of the assets assigned for certain utilization purposes, including remuneration for the Board of Directors members, for the Auditing Committee members and for the Corporation executive bodies members and/or compensation of expenses related to performance of the Board of Directors members' and the Auditing Committee members' functions).

The additional information to be necessarily provided to persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for this Meeting, provided the agenda thereof contains the issue related to the Board of Directors of the Corporation members election, the Corporation President election, the Corporation Auditing Committee members election and the Corporation Returning Board members election is as follows: information concerning availability or lack of the written consent of the candidates nominated to be elected to a respective Corporation body and the data about the candidates in accordance with Article 14.1 of this Charter.

In addition the following documents approved by the Board of Directors shall be enclosed to the Corporation Annual report: the Report on the Development Fund Assets utilization, the Report on the Board of Directors performance and on the Corporative Conduct Code fulfillment.

The following documents shall be deemed additional information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation for the General Corporation Shareholders' Meeting with the agenda including the issues, which being voted may result in accrual of the Corporation shares redemption right:

- The Report of the independent valuator as regards market value of the Corporation shares if redemption requirement for these shares may be made to the Corporation;
- Calculation of the Corporation net wealth value as per the data of the Corporation Accounting Report covering the last completed reported period;
- Minutes (an extract from the Minutes) of the Board of Directors of the Corporation Meeting, at which the decision was brought as regards fixing the price for the Corporation shares redemption with indication of the shares redemption price.

The following information (materials) to be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting while preparing to hold the General Corporation Shareholders' Meeting with the agenda including the issue of the Corporation reorganization, shall be deemed additional:

- Rationale of the Corporation reorganization conditions and procedure included into the division, segregation or transformation decisions, or in the Contract on merger or affiliation approved (adopted) by the authorized Corporation body;
- Annual Reports and Annual Accounting Report of all the organizations participating in reorganization, during the 3 (Three) completed fiscal years preceding the date of the General Corporation Shareholders' Meeting, or the above documents covering each completed fiscal year from the moment of the organization establishment, if the organization has been performing for less than 3 years;
- Quarterly accounting reports of all the organizations participating in reorganization covering the last completed quarter preceding the date of the General Corporation Shareholders' Meeting.
- The list of additional information (materials) which shall be necessarily provided for persons entitled to participate in the General Corporation Shareholders' Meeting in the course of preparation of the General Corporation Shareholders' Meeting may be fixed by the Federal securities market executive body.

When giving information matter to Shareholders it shall be said to which issue of the agenda of the General Corporation Shareholders' Meeting they are related to.

Information (materials) described in this paragraph shall be provided for persons entitled to participate in the General Corporation Shareholders' Meeting for familiarization in the premises at the address of the Corporation individual executive body and in other places, their addresses being given in the notification about the General Corporation Shareholders' Meeting sent to Shareholders within 20 (twenty) days, or if the General Corporation Shareholders' Meeting with the agenda containing the issue of the Corporation reorganization is to be held – within 30 (thirty) days before the General Corporation Shareholders' Meeting date. Information (materials) foreseen by this paragraph may be provided through Internet. The said Information (materials) shall be accessible for persons participating in the General Corporation Shareholders' Meeting during its holding.

The Corporation shall under the requirement of the person entitled to ticipate in the General Corporation Shareholders' Meeting provide for him/her the copies of the said documents within 5 (five) days from the date when the respective requirement was received by the Corporation. Payment charged by the Corporation for the said copies provision shall not exceed the expenses for their making.

2.2. The Board of Directors of the Corporation

The Board of Directors of the Corporation shall maintain general management of the Corporation performance except for the issues to be decided on, which are under the competence of the General Corporation Shareholders' Meeting.

The Board of Directors of the Corporation consists of 11 persons.

Competence of the Board of Directors of the Corporation in accordance with this Charter (Clause 18 of the Charter) is as follows:

1. Determination of development strategy and priority activities of the Company;
2. Convening of the annual and extraordinary General Shareholders' Meetings, excluding cases specified in Clause 55 c. 8 of the Federal law "On joint stock companies";
3. Approval of the agenda of the General Shareholders' Meeting;
4. Determination of the date for making a list of persons entitled to participate in the General Shareholders' Meeting and other matters dealing with preparation for and holding of the General Shareholders' Meeting delegated into the competence of the Board of directors in accordance with provisions of Chapter VII of the Federal law "On joint stock companies".
5. Increase of the Authorized capital by means of placing additional shares within the quantity and categories (types) of authorized shares;
6. Placement of bonds and other issued securities in cases specified in the Federal law "On joint stock companies";
7. Determination of the price (money value) for the property, the price for placing and repurchase of issued securities in cases specified in the Federal law "On joint stock companies";
8. Purchase of shares, bonds and other securities placed by the Company in cases specified in the Federal law "On joint stock companies" and the present Charter;
9. Nomination of a candidate (candidates) to the post of the Company Auditor, recommendations for

the amount of fees and refunds to be paid to the members of the Company Auditing Committee and determination of the fee of the Company Auditor.

10. Recommendations for the amount of the dividend and the dividend payment procedure;

11. Application of reserve fund and other funds of the Company;

12. Adoption of internal documents of the Company excluding those adoption of which is in the competence of the General Shareholders' Meeting in accordance with the Federal law "On joint stock companies" as well as other internal documents which are to be adopted by the President according to provisions of the present Charter;

13. Creation (liquidation) of branches and set up (shutdown) of representative offices of the Company, adoption of the Regulations on branches and representative offices, approval of nominees to the posts of heads of branches and representative offices at the suggestion of the President;

14. Approval of large transactions in cases specified in Chapter X of the Federal law "On joint stock companies";

15. Approval of transactions specified in Chapter XI of the Federal law "On joint stock companies";

16. Approval of the Company Registrar and the terms of the contract concluded with him, as well as termination of the contract with the Registrar;

17. Proponing matters specified in sub clauses 2, 3, 6 and 15-20 of clause 12.3 of the present Charter for Decision of the General Shareholders' Meeting;

19. Approval of organizational structure of the Company and the candidature of the Chief accountant as advised by the President of the Company;

20. Determination of the amount of fees and refunds paid to the President, members of the Executive committee and the Chief accountant of the Company;

21. Determination of fund finance generation procedure, approval of the annual report on application of finance of the funds;

22. Appointment of the members of the collective executive body (the Executive committee) at the suggestion of the individual executive body (the President), pre-term dismissal of members of the Executive committee of the Company, making decisions regarding rewards and imposition of disciplinary penalty on the members of the Executive committee;

23. Approval of the main financial and economic activities of the Company, appropriate budgets and limits for the forthcoming calendar year not later than on December 31 of the current year;

24. Approval of the financial and economic plan at the suggestion of the President, including but not limited to the planned expenses and revenues for each direction of the Company activities;

25. Creation of the risk management system, approval of the Company internal procedures regulating risk management, ensurance of their observance, efficiency analysis and improvement of such procedures;

26. Appointment of the Corporate secretary of the Company (hereinafter "Secretary of the Company");

27. Settlement of internal corporate conflicts;

28. Control of operating efficiency of the individual executive body (the President) of the Company;

29. Determination of terms and conclusion of contracts with the President and the members of the Executive committee;

30. Creation of policy of price setting for products manufactured by the Company and services rendered by it;

31. Preparation of suggestions concerning alterations in the Charter of the Company and bringing them up for consideration of the General Shareholders' Meeting;

32. Preliminary approval of annual reports, annual financial reporting, including reports on profits and losses (surplus and loss accounts) of the Company as well as distribution of profit, including payment (announcement) of dividends, excluding the profit distributed as dividends according to results of the first quarter, half-year, nine months of financial year, and losses of the Company according to results of financial year no later than 30 (thirty) days before the date of holding the shareholders' annual General meeting;

33. Preparation of suggestions concerning settlement of transactions, which are to be approved by the Decision of the General Shareholders' Meeting;

34. Approval of annual reports on work executed by the Board of directors and observance of the Code of corporate conduct of the Company;

35. Decision making (instructions preparing) on voting procedure on the shareholders' meeting of subsidiaries re liquidation or reorganization of that.

36. Decision approval in accordance with bankruptcy legislation, except decisions, which have to be approved by the Issuer or Issuer's authority in accordance with bankruptcy legislation, and except the decisions which have to be approved by General shareholder meeting

37. Other questions, created by Federal Law "On joint stock companies" and this Charter.

2.3. The Corporation Executive Bodies

Management of the Corporation current activities shall be implemented by the individual executive body (The Corporation President) and by the collective executive body (The Executive Committee) of the Corporation.

The Corporation executive bodies report to the Board of Directors of the Corporation and to the General Corporation Shareholders' Meeting.

The Corporation President shall be elected by the General Corporation Shareholders' Meeting for the 3 (three) year term, from the date of the General Corporation Shareholders' Meeting at which he/she was elected till the date of the third Annual General Corporation Shareholders' Meeting (hereinafter referred to as the date of the Third General Corporation Shareholders' Meeting), and he/she may be appointed for the next terms unlimited number of times. If 3 (three) calendar years from the date of the Corporation President election date expire earlier than the date of the Third General Corporation Shareholders' Meeting comes, the Corporation President's authorities shall automatically be prolonged until this date comes.

The General Corporation Shareholders' Meeting is entitled to take the decision as regards early cancellation of the Corporation President's authorities any time.

The Corporation President' competence covers all the issues related with the Corporation current performance management (Clause 20 of the Charter) except for the issues being covered by competence of the General Corporation Shareholders' Meeting, of the Board of Directors of the Corporation and the Executive Committee.

The CEO acts on behalf of the Company without any letter of attorney; he performs the following functions:

1. Handles the property of the Company to provide for its current activities within the limits specified by the present Charter and internal documents of the Company;

2. Represents interests of the Company in Russia and abroad;

3. Organizes work of the Executive committee, presides at its meetings;

4. Submits proposals on appointment and dismissal of the members of the Executive committee for the meetings of the Board of directors;

5. Suggests nominees to the posts of the Chief Accountant and heads of branches and representative offices of the Company for approval at the meetings of the Board of directors;

6. Distributes duties among his assistants (First Vice-President , Senior Vice-President , Vice-President 's) and members of the Executive committee;

7. Represents the opinion of the collective executive body (the Executive committee) at the meetings of the Board of directors;

8. Quarterly submits for consideration of the Board of directors quarter plans of work of the collective executive body (the Executive committee) and reports on their execution. The form of such plans and reports is determined by the Board of directors in accordance with internal documents of the Company;

9. Organizes execution of Decisions of the General Shareholders' Meeting, the Board of directors and the collective executive body (the Executive committee) of the Company;

10. Performs transactions on behalf of the Company, independently within the limits of his competence or after their approval by the General Shareholders' Meeting, the Board of directors or the Executive committee of the Company according to procedure determined by the Federal law "On joint stock companies", the present Charter, and internal documents of the Company;

11. Issues orders and gives directions subject to compulsory implementation by all employees of the Company, issues letters of attorney to officials of the Company;

12. Submits reports on financial and economic activities of the Company to the agencies of State administration;

13. Works out and submits for approval of the Board of directors the project of the main financial and economic activities of the Company and appropriate budgets and limits for the following year not later than on December 1 of the current year;

14. Quarterly submits to the Board of directors' reports on execution of the Company budget;

15. Determines organizational structure of the Company;

16. Opens bank clearing accounts and other bank accounts;

17. Determines the Company accounting policies;

18. Concludes the collective contract and ensures execution of its terms;

19. Approves of the personnel list and salary schedule limits, concludes employment agreements with employees of the Company;

20. Approves of internal documents of the Company directly connected with realization by the President of the matters in his competence as specified in the present Charter;

21. Performs other functions necessary to achieve the goals of the Company activities and ensure its normal work in accordance with RF legislation, the present Charter and internal documents of the Company.

Management of the Corporation current activities shall be implemented by the Executive Committee within the competence limits set by the legislation of the Russian Federation, by the Charter and by the Provision for the Corporation Executive Committee.

The Corporation Executive Committee members except for the Corporation President shall be appointed by the Board of Directors of the Corporation upon nomination of the Corporation President for the 3 (Three) year term in accordance with the Corporation Charter, with the Provisions for the Collective Executive Body (the Corporation Executive Committee) and with other Corporation internal documents.

The Board of Directors of the Corporation shall define the number of the Executive Committee members.

The Board of Directors of the Corporation is entitled to bring a decision as regards early cancellation of the Corporation collective executive body members (the Executive Committee) and as regards formation of the new Corporation collective executive body (the Executive Committee).

The Executive Committee shall be entitled to settle the following issues related to the Corporation activities (Clause 21 of the Charter):

1. Determine the investment policy regarding assets of the Company and assets belonging to its dependent and subsidiary companies.
2. In accordance with the plan of work of the Board of directors annually submit for approval of the Board short-term and long-term strategy of the Company development, financial and economic plan, suggestions on planned financial and economic figures for the following year.
3. In accordance with working plan of the Executive committee approve of the report on results of activities of structural subdivisions (service, branches and representative offices) for the appropriate period (reporting quarter) and operational plan for structural subdivisions for the forthcoming period, approve of the budget of structural subdivisions (core and minor activities). It should be done quarterly at the regular meeting of the Executive committee.
4. Consider and approve of projects of the personnel list and organizational structure of the Company at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.
5. Consider and approve of projects of the official salaries and evaluated wage rates at the suggestion of the CEO if the planned alterations affect more than 10% (ten per cent) of the average number of employees on payroll.
6. Approve of the nominees to vacant positions of the Company management (First Vice-President, Senior Vice-President, Vice-President, head of department, head of direction, heads of branches and representative offices) at the suggestion of the CEO.
7. Approve of a transaction (including loan, credit, pledge, warrantee) or several interrelated transactions for the sum from 10% (ten per cent) to 25% (twenty-five per cent) of the Company balance sheet assets, determined according to the data of financial reporting for the latest reporting date.
8. Make decisions on participation in other organizations in case the Company owns (or will own) 10% (ten) and more per cent of voting shares (equity stakes, ordinary shares) of the said organizations.
9. Appoint persons who represent the Company at the meetings of shareholders (participants) of dependent and subsidiary enterprises of the Company.
10. Make proposals concerning the agenda of meetings of executive bodies of dependent and subsidiary enterprises of the Company.
11. Control generation and application of reserve fund and other funds of the Company made of net profit of the Company.
12. Settle other matters regarding the Company activities in accordance with Decisions of the General Shareholders' Meetings, the Board of directors, as well as issues brought up for consideration by the CEO of the Company.

3. Information about the persons being the members of the

Corporation Executive Bodies

Individual Executive Body - The Corporation President		
1	DEMCHENKO Oleg Fedorovich	*1944*

Board of Directors (20 June 2008 - 19 June 2009)

NN	Surname, First name, Patronymic	Year of Birth
1	FEDOROV Alexej Innokentyevich – *Chairman*	*1952*
2	DEMCHENKO Oleg Fedorovich – *Vice-chairman*	*1944*
3	ARUTUNOV Nikolay Bagratovich	*1964*
4	BEZVERKHNIY Valeriy Borisovich	*1959*
5	VEPREV Alexander Alekseevich	*1951*
6	VLASOV Vadim Igorevich	*1964*
7	KOVALKOV Vladimir Vasil'evich	*1952*
8	LYAMTSEV Evgeniy Vladimirovich	*1970*
9	POGOSYAN Mikhail Aslanovich	*1956*
10	SLIVCHENKO Andrey Andreevich	*1975*
11	CHEMEZOV Sergey Viktotovich	*1952*

Board of Directors (19 June 2009 - 30 June 2009)

NN	Surname, First name, Patronymic	Year of Birth
1	FEDOROV Alexej Innokentyevich – *Chairman*	*1952*
2	DEMCHENKO Oleg Fedorovich – *Vice-chairman*	*1944*
3	BEZVERKHNIY Valeriy Borisovich	*1959*
4	VEPREV Alexander Alekseevich	*1951*
5	VLASOV Vadim Igorevich	*1964*
6	ISAIKIN Anatoliy Petrovich	*1946*
7	MIKHAILOV Vladimir Sergeevich	*1943*
8	LYAMTSEV Evgeniy Vladimirovich	*1970*
9	PETROV Maksim Valer'evich	*1976*
10	POGOSYAN Mikhail Aslanovich	*1956*
11	ROMANOVSKIY Roman Viktorovich	*1977*

Board (05 October 2007 – 10 April 2009)

NN	Surname, First name, Patronymic	Year of Birth
1	DEMCHENKO Oleg Fedorovich – *Chairman*	*1944*
2	BELOV Anatoliy Georgievich	*1952*
3	VEPREV Alexander Alekseevich	*1951*
4	DOLJENKOV Nikolay Nikolaevich	*1956*
5	ELISEEV Dmitriy Anatol'evich	*1969*
6	KOBZEV Victor Anatol'evich	*1949*
7	KOVALKOV Vladimir Vasil'evich	*1952*
8	MEDVEDEV Aleksandr Alekseevich	*1952*
9	SAUTOV Vladimir Nilovich	*1954*
10	SMEKHOV Sergey Constantinovich	*1965*
11	CHIRIKOV Vladimir L'vovich	*1950*

Board (10 April 2009 – 30 June 2009)

NN	Surname, First name, Patronymic	Year of Birth
1	DEMCHENKO Oleg Fedorovich – *Chairman*	*1944*
2	BORODICH Vitaliy Antonovich	*1965*
3	VASILENKO Sergey Ivanovich	*1956*
4	VEPREV Alexander Alekseevich	*1951*
5	KOBZEV Victor Anatol'evich	*1949*
6	MEDVEDEV Aleksandr Alekseevich	*1952*
7	POLEVSHCHIKOV Denis Vital'evich	*1971*
8	SAUTOV Vladimir Nilovich	*1954*
9	SERGUNOV Aleksandr Viktorovich	*1962*
10	SMEKHOV Sergey Constantinovich	*1965*
11	CHIRIKOV Vladimir L'vovich	*1950*

4. Information about the authority of the Company:

4.1. Information about the persons being the members of the Board of Directors:

FEDOROV Alexej Innokentyevich

Year of birth: *1952*
Educational background: *higher education, Irkutsky Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 - 2005*
Organization: *Irkut Corporation, JSC*
Position: P*resident of the Company, member of the Board of Directors*

Period: *2005 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Chairman of the Board of Directors*

Period: *2004 – 2007*
Organization: *FSUE RAC "MIG"*
Position: *General Director*

Period: *2004 – present time*
Organization: *"FTC Company", CJSC*
Position: *The Chairman of the Board of Directors*

Period: *2005 – 2007*
Organization: *"Beriev Aircraft Company"*, JSC
Position: *Chairman of the Board of Directors*

Period: *2006 – present time*
Organization: *"Sukhoy Company", JSC*
Position: *Chairman of the Board of Directors*

Period: *2005 – 2007*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *The Chairman of the Board of Directors*

Period: *2005 – present time*
Organization: *"Nijegorodsky Aviation Plant "Sokol", JSC*
Position: *The Chairman of the Board of Directors*

Period: *2006 – present time*
Organization: *"Ilushin Finance Co", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *President of the Company*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *"Financial Leasing Company", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

DEMCHENKO Oleg Fedorovich – Sole authority of the Company

Year of birth: *1944*
Educational background: *higher education, Kuibyshev Aviation Institute named after S.P.Korolev (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1992 - present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *General Director – General constructor*

Period: *2004 – 2005*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Chairman of the Board of Directors*

Period: *2005 – present time*
Organization: *"Yakovlev Design Burea", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present* time
Organization: *Irkut Corporation, JSC*
Position: *President of the Company – Chairman of the Board – Member of the Board of Directors*

Period: *2005 - present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Vice-presidenton MC-21 project*

Period: *2005 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Member of the Board*

Period: *2006 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Period: *present time*
Organization: *"Tupolev", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Company "Sukhoy", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ARUTUNOV Nikolay Bagratovich

Year of birth: *1964*
Educational background: *higher education, Lomonosov Moscow State University*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2005*
Organization: *"Ray, Man and Gor Securities", JSC*
Position: *Director*

Period: *2005 - 2006*
Organization: *"EvrazHolding", LLC*
Position: *Director of the Department on communication with inverstors, public and mass media*

Period: *2006 – present time*
Organization: *"NCH Advisors, Ink"*
Position: *Head of Analytical department*

Period: *2007 – 20.06.2009*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

BEZVERHNIY Valeriy Borisovich

Year of birth: *1959*
Educational background: *higher education, Ukrainian University of Water Industry Engineers (1981), The Russian Academy for Foreign Trade (1992)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 - 2004*
Organization: *Irkut Corporation, JSC*
Position: *Senior Vice-President on planning and business development, Chairman of the Board of Directors*

Period: *2004 - 2007*
Organization: *Irkut Corporation, JSC*
Position: *Senior Vice-President*

Period: *2004 - 2007*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2001 - 2004*
Organization: *"FTC Company", CJSC*
Position: *President of the Company*

Period: *2005 – present time*
Organization: *Nonprofit partnership "United Aircraft Consortium"*
Position: *President of the Company*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Executive Vice-President on corporate development*

Period: *2008 – present time*
Organization: *"Managing Company "UAC" – Civil aviation", CJSC*
Position: *General Director*

Period: *2000 - 2007*
Organization: *Beriev Aircraft Company, JSC*
Position: *Member of the Board of Directors*

Period: *2003 - 2007*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Member of the Board*

Period: *2006 – 31.03.2009*
Organization: *"Ilushin Finance Co", JSC*
Position: *Member of the Board of Directors*

Period: *2007 – 31.03.2009*
Organization: *"Financial Leasing Company", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"Nijegorodskiy Aviation Plant "Sokol", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"Aviastar-SP",CJSC*
Position: *Member of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"Voronej Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"Ilushin Aviation Complex", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"Taganrog Aviation", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"Aviation Holding Company "Sukhoy", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"Transnational Aircraft Company "Ilushin", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Company FTC", JSC*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"FTC-Invest Company", CJSC*
Position: *Member of the Board of Directors*

Period: *2008 – 31.03.2009*
Organization: *"Irkut-Invest", LLC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *Nonprofit partnership "United Aircraft Consortium"*
Position: *Member of the Supervisory Board*

Period: *present time*
Organization: *"SojuzFinTrast", CJSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *Airbus Freighter conversion Gmbh*
Position: *Member of the Committee of the Participants*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

VEPREV Alexander Vasilievich

Year of birth: *1951*
Educational background: *higher education, Irkutsk Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – 2007*
Organization: *Irkut Corporation, JSC*
Position: *Technical Director, Irkutsk Aviation Plant*

Period: *2004 – present time*
Organization: *"Aerocom", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut –Remstroy", LLC*
Position: *Chairman of the supervisory board*

Period: *2004 – present time*
Organization: *"Irkut – Stanko-service", LLC*
Position: *Chairman of the supervisory board*

Period: *2004 – present time*
Organization: *"Energocenter "Irkut", LLC*
Position: *Chairman of the Supervisory board*

Period: *2004 – present time*
Organization: *Irkut Corporationk, JSC*
Position: *Member of the Board*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vise-President - General Director of Irkutsk Aviation Plant – branch of Irkut Corporation*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0,0000003%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

VLASOV Vadim Igorevich

Year of birth: *1964*
Educational background: *higher education, Moscow Aviation Institute (1987)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2003*
Organization: *"Siemens", CJSC*
Position: *Deputy Director General – Head of department*

Period: *2003 – present time*
Organization: *"EADS", LLC*
Position: *General Director*

Period: *2008 – present time*
Organization: *"Airbus" Company*
Position: *General Director, Head of the Representative Office*

Period: *2006 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ISAIKIN Anatoliy Petrovich

Year of birth: *1964*
Educational background: *higher education, Irkutsk state teaching institute of foreign languages named after Ho Shi Min (1970)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2004-2007*
Organization: *FSUE "Rosoboronexport"*
Position: *Deputy Director General*

Period: *2007 – present time*
Organization: *FSUE "Rosoboronexport"*
Position: *General Director*

Period: *present time*
Organization: *"Sukhoy" Company, JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Concern PVO "Almaz-Antay", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Tactical rocket armament", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Moscow Design Bureau "Kompas", JSC*
Position: *Chairman of the Board of Directos*

Period: *present time*
Organization: *"Transport-Exhibition Complex "Rossia", JSC*
Position: *Member of the Board of Directos*

Period: *present time*
Organization: *"Industrial energy company", CJSC*
Position: *Member of the Board of Directos*

Period: *present time*
Organization: *"Russian Communication Corporation", CJSC*
Position: *Member of the Board of Directos*

Period: *present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directos*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KOVALKOV Vladimir Vasil'evich

Year of birth: *1952*
Educational background: *higher education, Irkutsk Polytechnical Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2002*
Organization: *"IAPO", JSC*
Position: *General Director*

Period: *2002 –2008*
Organization: *Irkut Corporation, JSC*
Position: *General Director – Senior Vice-President on manufacturing*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on manufacturing and cooperation*

Period: *2002 – 20.06.2009*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2004 – present time*
Organization: *"ATS-32", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present time*
Organization: *Non-governmental Pension Fund "Irkut"*
Position: *Chairman of the Supervisory Board*

Period: *2005 – present time*
Organization: *"Techsevisavia", JSC*
Position: *Chairman of the Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

MIKHAILOV Vladimir Sergeevic

Year of birth: *1943*
Educational background: *higher education, Military Academy of General Staff of Armed Forces of USSR (1991)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2007*
Organization: *Ministry of Defence of the Russian Federation*
Position: *the Head of the Air Force*

Period: *2007 – present time*
Organization: "UAC", JSC
Position: *Director of the Department of execution of state defence order*

Period: *present time*
Organization: *"Sukhoy" Company, JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Tupolev", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"UAC-TS", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"RSK "MiG", JSC*
Position: *Member of the Board of Directos*

Period: *present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directos*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

LYAMTSEV Eugeniy Vladimirovich

Year of birth: *1970*
Educational background: *higher education, Lomonosov Moscow State University (2004)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 – 2007*
Organization: *MF Commercial bank "RusRegionBank", JSC*
Position: *Head of Department (stock exchange transactions)*

Period: *02.2007 – 09.2007*
Organization: *Commercial bank "RusRegionBank", JSC*
Position: *Head of Department (stock exchange transactions)*

Period: *2007 – 28.06.2009*
Organization: *"UK Rosbank", LLC*
Position: *Vice-President*

Period: *29.06.2009 – present time*
Organization: *Bank "Development – Capital", CJSC*
Position: *Adviser to the Chairman of the Borad*

Period: *2006 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0,03%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

PETROV Maxim Valer'evich

Year of birth: *1976*
Educational background: *higher education, Permian State University (1998)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2003*
Organization: *Solikamsk magnesium plant*
Position: *Adviser director general of legal matters*

Period: *2003-2005*
Organization: *"Irkut Corporation", JSC*
Position: *Head of Corporate governance department*

Period: *2005 – 2007*
Organization: *Nonprofit partnership "United Aircraft Consortium"*
Position: *Directon on legal matters*

Period: *2007 – present time*
Organization: *"United Aircraft Corporationon", JSC*
Position: *Director of Legal Department*

Period: *present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

POGOSYAN Mikhail Aslanovich

Year of birth: *1956*
Educational background: *higher education, Moscow Aviation Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2003*
Organization: GUE *"AVPK SUKHOY"*
Position: *General Director*

Period: 1999 – *present time*
Organization: *"Sukhoy Design Bureau", JSC*
Position: *General Director*

Period: *2003 – present time*
Organization: *"Sukhoy Company", JSC*
Position: *General Director*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Senior Vice-President on programm coordination*

Period: *2009 – present time*
Organization: *"RSK "MiG", JSC*
Position: *General Director*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2002 – present time*
Organization: *"Sukhoy Company", JSC*
Position: *Member of the Board of Directors*

Period: *2002 – present time*
Organization: *Sukhoy Design Bureau, JSC*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *2002 – present time*
Organization: *KnAAPO" JSC*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Member of the Board, Member of the Board of Directors*

Period: *present time*
Organization: *"GSS", CJSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Superjet International S.P.A." (Italy)*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"RSK "MiG", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *State Corporation "Russian Corporation of Nanotechnologies"*
Position: *Member of the Supervisory Board*

Period: *present time*
Organization: *"Nijegorodskiy Aviation Plant "Sokol", JSC*
Position: *Member of the Board of Directors (Chairman of the Board of Directors)*

Period: *present time*
Organization: *"Moscow Machine-Building Company named after V.V.Chernyshev", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Managing Company "UAC" – Civil aviation", CJSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Tupolev", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ROMANOVSKIY Roman Viktorovich

Year of birth: *1977*
Educational background: *higher education, Saint-Petersburg state engineer-economic institute named after P.Tol'yatti (1998)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 – 2006*
Organization: *"Jakko Poyry Management Consulting OY" (Finland)*
Position: *Senior Consultant*

Period: *2006 – 2007*
Organization: *"Balcas Ltd." (Irland, Russia)*
Position: *Commercial director on Russia*

Period: *2007 – present time*
Organization: *"UAC", JSC*
Position: *Deputy Director of Department of investments, economy and finance*

Period: *present time*
Organization: *"NAPO named after V.P.Chkalov", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"KNAAPO named afterY.A.Gagarin", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"NAZ "Sokol", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: "VASO", *JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"AeroCompozit", CJSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

SLIVCHENKO Andrey Andreevich

Year of birth: *1975*
Educational background: *higher education, International University in Moscow (1998)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 – 2003*
Organization: *"Ilim Palp Enterprises", CJSC*
Position: *Director on corporate finance and relations with investors*

Period: *2003 – 2007*
Organization: *"Pharmacy Chain 36'6", JSC*
Position: *Director on corporate finance and relations with shareholders*

Period: *2005 – present time*
Organization: *Nonprofit partnership "United Aircraft Consortium"*
Position: *Director on legal matters*

Period: *2008 – 20.06.2009*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

CHEMEZOV Sergey Victorovich

Year of birth: *1952*
Educational background: *higher education, Irkutsk Institute of National economy (1975), RF Armed Forces General Staff Military Academy (2001).*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2004*
Organization: *FSUE "Rosoboronexport"*
Position: *First Deputy Director General*

Period: *2004 – 20.06.2009*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2004 – 2007*
Organization: *FSUE "Rosoboronexport"*
Position: *General Director*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Member of the Board of Directors*

Period: *2007 – present time*
Organization: *State Corporation "Rostechnologii"*
Position: *General Director*

Period: *2003 – present time*
Organization: *"OPC "Oboronprom", JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"Avtovaz", JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"VSMPO-AVISMA Corporation", JSC*
Position: *Chairman of the Board of Directors*

Period: *2003 - 2007*
Organization: *"AHC "Sukhoy", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – 2007*
Organization: *"Concern PVO "Almaz-Antey", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – present time*
Organization: *"KAMAZ", JSC*
Position: *Member of the Board of Directors, Chairman of the Board of Directors*

Period: *2003 – present time*
Organization: *"Kazan optical-mechanics plant", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – 2007*
Organization: *"Kazan helicopter plant", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – 2007*
Organization: *"Moscow helicopter plant under the name of M.V.Mil", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – 2007*
Organization: *"Kamov", JSC*
Position: *Member of the Board of Directors*

Period: *2003 – present time*
Organization: *"RusSpecStal", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

4.2. Information about the persons being the members of the Board:

DEMCHENKO Oleg Fedorovich – Chairman of the Board

Year of birth: *1944*
Educational background: *higher education, Kuibyshev Aviation Institute named after S.P.Korolev (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1992 - present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *General Director – General constructor*

Period: *2004 – 2005*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Chairman of the Board of Directors*

Period: *2005 – present* time
Organization: *"Yakovlev Design Burea", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present* time
Organization: *Irkut Corporation, JSC*
Position: *President of the Company – Chairman of the Board – Member of the Board of Directors*

Period: *2005 - present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Vice-presidenton MC-21 project*

Period: *2005 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Member of the Board*

Period: *2006 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Period: *present time*
Organization: *"Tupolev", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Company "Sukhoy", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

BELOV Anatoliy Georgievich

Year of birth: *1952*
Educational background: *higher education, Tomsk institute of automated systems of control and radiolecronics (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2007*
Organization: *"Irkutsk aircraft production enterprise", JSC, Irkut Corporation, JSC*
Position: *Director of Direction, Vice-President*

Period: *2007 – 10.04.2009*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *"RSC "MiG"*
Position: *General Director – General Designer*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person

after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

BORODICH Vitaliy Antonovich

Year of birth: *1965*
Educational background: *higher education, Kiev Institute of civil aviation engineers (1988)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 - 2008*
Organization: *Irkut Corporation, JSC*
Position: *Director of Direction of licence programm*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-president on SU-30MK*

Period: *2009 – 10.04.2009*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

VEPREV Alexander Vasilievich

Year of birth: *1951*
Educational background: *higher education, Irkutsk Polytechnical Institute (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – 2007*
Organization: *Irkut Corporation, JSC*
Position: *Technical Director, Irkutsk Aviation Plant*

Period: *2004 – present time*
Organization: *"Aerocom", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut –Remstroy", LLC*
Position: *Chairman of the supervisory board*

Period: *2004 – present time*
Organization: *"Irkut – Stanko-service", LLC*
Position: *Chairman of the supervisory board*

Period: *2004 – present time*
Organization: *"Energocenter "Irkut", LLC*
Position: *Chairman of the Supervisory board*

Period: *2004 – present time*
Organization: *Irkut Corporationk, JSC*
Position: *Member of the Board*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vise-President - General Director of Irkutsk Aviation Plant – branch of Irkut Corporation*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0,0000003%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

VASILENKO Sergey Ivanovich

Year of birth: *1956*
Educational background: *higher education, Kharkiv Aviation Institute (1979)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 – present time*
Organization: *Irkutst Aviation Plant – branch of Irkut Corporation, JSC*
Position: *Unit manager*

Period: *2004 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

DOLJENKOV Nikolay Nikolaevich

Year of birth: *1956*
Educational background: *higher education, Moskow Order of Lenin Aviation Institute named after Ordjonikidze, (1980)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 - 2003*
Organization: *"Sukhoy Design Bureau", JSC*
Position: *General Designer – Director of the programm*

Period: *2003 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *First Deputy Director General – General Designer, Technical Director*

Period: *2004 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Period: *2004 – 10.04.2009*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ELISEEV Dmitriy Anatol'evich

Year of birth: *1969*
Educational background: *higher education, Moskow State Teechnical University named after Bauman (1992)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2003*
Organization: *Irkut Corporation, JSC*
Position: *Head of Department of Corporate finance*

Period: *2003 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on corporate finance*

Period: *2004 – 10.04.2009*
Organization: *Irkut Corporatin, JSC*
Position: *Member of the Board*

Period: *2005 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Beta-Air", CJSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2007 – present time*
Organization: *"Phathotron-NIIR" Corporation", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KOBZEV Victor Anatol'evich

Year of birth: *1949*
Educational background: *higher education, Moskow Aviation Institute (1978)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999 – 2002*
Organization: *"Beta Air", CJSC*
Position: *General Director*

Period: *2002 – 2003*
Organization: *"Beriev Aircraft Company", JSC*
Position: *First deputy Director General, Member of the Board of Directors*

Period: *2003 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *General Director, Member of the Board of Directors*

Period: *2002 – present time*
Organization: *"Beta Air", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KOVALKOV Vladimir Vasil'evich

Year of birth: *1952*
Educational background: *higher education, Irkutsk Polytechnical Institute (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1997 - 2002*
Organization: *"IAPO", JSC*
Position: *General Director*

Period: *2002 –2008*
Organization: *Irkut Corporation, JSC*
Position: *General Director – Senior Vice-President on manufacturing*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on manufacturing and cooperation*

Period: *2002 – 20.06.2009*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *2004 – 10.04.2009*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2004 – present time*
Organization: *"ATS-32", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present time*
Organization: *Non-governmental Pension Fund "Irkut"*
Position: *Chairman of the Supervisory Board*

Period: *2005 – present time*
Organization: *"Techsevisavia", JSC*
Position: *Chairman of the Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

MEDVEDEV Alexander Alekseevich

Year of birth: *1952*
Educational background: *higher education, Moscow Aviation Institute named after S.Ordjonikidze (1975)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1995 - 2005*
Organization: *"State Space Research and Production Engineering Center named after Khrunichev", FSUE*
Position: *First Deputy Director General, General Director*

Period: *2005 –2006*
Organization: *Russian State Technological University named after K.E.Tsiolkovsky*
Position: *Holder of chair*

Period: *2006 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Senior Vice-President design works*

Period: *2007 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2007 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Vice-Chairman of the Member of the Board*

Period: *2007 – present time*
Organization: *"Beriev Design Bureau", JSC*
Position: *Vice-Chairman of the Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

POLEVSHCHIKOV Denis Vital'evich

Year of birth: *1971*
Educational background: *higher education, Moskow State Teechnical University named after Bauman (1994), State University – Higher economy school (2006)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 – 2004*
Organization: *"United Finance", JSC*
Position: *Controller – Deputy Director General*

Period: *2005 – 2007*
Organization: *Irkut Corporation, JSC*
Position: *Head of finance management department*

Period: *2007 - 2008*
Organization: *Irkut Corporation, JSC*
Position: *Deputy Head of Corporate finance department*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-president on corporate finance*

Period: *2009 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***

Share of ordinary stocks in the authorized capital of the Company: ***0%***

Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***

Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***

Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***

Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

SAUTOV Vladimir Nilovich

Year of birth: *1954*
Educational background: *higher education, Leningrad State University (1977)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 – 2004*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on External Relations*
Period: *2005 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-President on Marketing and External relations*

Period: *2004– present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

SERGUNOV Aleksandr Viktorovich

Year of birth: *1962*
Educational background: *higher education, Irkutsk Polytechnical Institute (1985)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1999 - 2008*
Organization: *Irkut Corporation, JSC*
Position: *Deputy Technical Director – Chief process engineer of Irkutsk Aviation Plant – branch of Irkut Corporation*

Period: *2008 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Technical Director of Irkutsk Aviation Plant – branch of Irkut Corporation*

Period: *present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

SMEKHOV Sergej Konstantinovich

Year of birth: *1965*
Educational background: *higher education, Moscow Institute of Steel and Alloys (1987), Russian Distance-Learning financial and economic institute (2000)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 – 2004*
Organization: *Irkut Corporation, JSC*
Position: *Head of Department of internal audit and tax planning*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Chief accountant*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board*

Period: *2004 – present time*
Organization: *"Beta Air", CJSC*
Position: *Member of Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

CHIRIKOV Vladimir L'vovich

Year of birth: *1952*
Educational background: *higher education, Moskow Institute of light industry (1974)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2001 - 2004*
Organization: *Irkut Corporation, JSC*
Position: *Head of Corporate development department*

Period: *2004 – present time*
Organization: *Irkut Corporation, JSC*
Position: *Vice-president on corporate economy*

Period: *2004 – 2005*
Organization: *"Beta Air", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"ITELA", CJSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2004 – present time*
Organization: *"Irkut Corporation", JSC*
Position: *Member of the Board*

Period: 2*004 – present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

4.3. The President of the Company

DEMCHENKO Oleg Fedorovich

Year of birth: *1944*
Educational background: *higher education, Kuibyshev Aviation Institute named after S.P.Korolev (1968)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1992 - present time*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *General Director – General constructor*

Period: *2004 – 2005*
Organization: *"Yakovlev Design Bureau", JSC*
Position: *Chairman of the Board of Directors*

Period: *2005 – present* time
Organization: *"Yakovlev Design Burea", JSC*
Position: *Member of the Board of Directors*

Period: *2005 – present* time
Organization: *Irkut Corporation, JSC*
Position: *President of the Company – Chairman of the Board – Member of the Board of Directors*

Period: *2005 - present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Vice-presidenton MC-21 project*

Period: *2005 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Member of the Board*

Period: *2006 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2006 – present time*
Organization: *"United Aircraft Company", JSC*
Position: *Member of the Board*

Period: *present time*
Organization: *"Tupolev", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Company "Sukhoy", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

5. Information about remuneration, preferences and/or compensation of expenses for each Executive body

Remuneration including salaries and wages, bonuses, commission, preferences and/or expenses compensation for IRKUT Board of Directors of the Corporation members for 2002 and 2003 were not paid; other material provisions were not maintained.

Remuneration for IRKUT Board of Directors of the Corporation members starting from 2004 has been regulated by Provisions for Remuneration of IRKUT Corporation Directors approved by the General Corporation Shareholders' Meeting on 26.06.2004.

Remuneration for IRKUT Board of Directors paid by the end of the 3d Q 2008 is 44 067,00 rubles.

Salary – ***None***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges – ***44 067,00 rubles***
Information about existing Agreements concerning payments for Board of Directors members during the Year 2008: ***there are not such agreements.***

Remuneration for IRKUT Board paid by the end of the 3d Q 2008 is 890 350,31 rubles.

Salary – ***890 350,51***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges - ***None***
Information about existing Agreements concerning payments for the Board members during the Year 2008: ***there are not such agreements.***

Remuneration for IRKUT Board of Directors paid by the end of the 4th Q 2008 is 292 256,01 rubles.

Salary – ***None***
Remuneration for an invention – ***None***
Bonus – ***None***
Refund of charges – ***292 256,01 rubles***
Information about existing Agreements concerning payments for Board of Directors members during the Year 2008: ***there are not such agreements.***

Remuneration for IRKUT Board paid by the end of the 4th Q 2008 is 1 419 704,27 rubles.

Salary – ***770 241,52***
Remuneration for an invention – ***419 348,75***
Bonus – ***230 114,00***
Refund of charges - ***None***
Information about existing Agreements concerning payments for the Board members during the Year 2008: ***there are not such agreements.***

Remuneration for IRKUT Board of Directors paid by the end of the 1st Q 2009 is 109 096,91 rubles.

Salary – *None*
Remuneration for an invention – *None*
Bonus – *None*
Refund of charges – ***109 096,91 rubles***
Information about existing Agreements concerning payments for Board of Directors members during the Year 2009: ***there are not such agreements.***

Remuneration for IRKUT Board paid by the end of the 1st Q 2009 is 4 948 534,19 rubles.

Salary – ***939 119,78***
Remuneration for an invention – ***450 317,50***
Bonus – ***3 450 000,00***
Refund of charges – ***109 096,91***
Information about existing Agreements concerning payments for the Board members during the Year 2009: ***there are not such agreements.***

Remuneration for IRKUT Board of Directors paid by the end of 2 Q 2009 is 218 858,90 rubles.

Salary – *None*
Remuneration for an invention – *None*
Bonus – *None*
Refund of charges – ***218 858, 90 rubles***
Information about existing Agreements concerning payments for Board of Directors members during the Year 2009: ***there are not such agreements.***

Remuneration for IRKUT Board paid by the end of 2 Q 2009 is 1 284 046,25 rubles.

Salary – ***1 262 396,25***
Remuneration for an invention – ***21 650,00***
Bonus – *None*
Refund of charges - *None*
Information about existing Agreements concerning payments for the Board members during the Year 2009: ***there are not such agreements.***

6. Information on the structure and competence of the bodies controlling financial and economical activities of the Corporation

In accordance with Item 11.2 of the Charter the following bodies perform control over the Corporation financial and economical activities: the Corporation Auditing Committee and the Corporation Auditor.

6.1. Information about the Corporation Auditing Committee

Procedure of the Auditing Committee performance shall be implemented in accordance with the Provision for Performance of the Corporation Auditing Committee approved by the General Corporation Shareholders' Meeting on 26.06.2004.

In accordance with the Corporation Charter the procedure shall be as follows:

22.2. The Auditing Committee is elected at the annual General Shareholders' Meeting by simple majority vote of shareholders participating in the meeting according to procedure specified in the Regulation of Auditing Committee of the Company for the period till the following annual General Shareholders' Meeting, the number of members is determined in the Regulation of Auditing Committee. The term of powers of the Auditing Committee is from the date of its election by the General Shareholders' Meeting till the date of election of the new membership of the Auditing Committee.

22.3. Powers of individual members or the whole Auditing Committee can be terminated ahead of time upon Decision of the General Shareholders' Meeting for the reasons and in accordance with procedure specified in the Regulation of Auditing Committee.

If the number of members of the Auditing Committee becomes less than a half of those specified in the Regulation of Auditing Committee of the Company the Board of directors must convene an extraordinary General Shareholders' Meeting to elect the new membership of the Auditing Committee. The remaining members of the Auditing Committee perform their functions until the new membership is elected at an extraordinary General Shareholders' Meeting.

22.4. A member of the Auditing Committee can be a shareholder or any person suggested by a shareholder. Members of the Auditing Committee of the Company cannot simultaneously be members of the Board of Directors, the individual executive body (the President), members of the collective executive body (the Executive committee) or members of the Liquidation commission. Shares owned by the members of the

Board of Directors or persons holding posts in the executive bodies of the Company cannot participate in voting during elections of the members of the Auditing Committee.
22.5. Scrutiny (audit) of financial and economic activities of the Company considers results of the Company annual activities. Scrutiny (audit) of financial and economic activities of the Company is also performed at any time:
- on initiative of the Auditing Committee itself;
- upon Decision of the General Shareholders' Meeting;
- upon Decision of the Board of directors of the Company;
- upon Decision of the Executive committee of the Company;
- on request of a shareholder (shareholders) who own together no less than 10% (ten per cent) of the Company voting shares.
22.6. On request of the Auditing Committee the persons holding posts in the management bodies of the Company must submit documents on financial and economic activities of the Company.
22.7. The Auditing Committee of the Company is entitled to demand an extraordinary convening of the General Shareholders' Meeting in accordance with Clause 55 of the Federal law "On joint stock companies".
22.8. Upon Decision of the General Shareholders' Meeting fee earnings and (or) refund of charges dealing with execution of their duties can be paid to the members of the Auditing Committee. The amount of such fees and refunds is determined by Decision of the General Shareholders' Meeting in accordance with internal documents of the Company.

6.2. System of internal control over financial and economical activities of the Company

Aiming at accomplishment of internal control over financial and economical activities in August 2001 the Internal Auditing and Taxation Planning Department was formed.

The goals, objectives, structure and functions of the main bodies exercising internal control over the financial and business affairs of IRKUT Corporation are set forth in the Regulations on internal controls over the financial and business affairs of the OJSC «Corporation «Irkut».

The Issuer has the Internal Audit Department being the specialized unit within the Corporation exercising audit and control functions. Regulations on the Internal Audit Department have been submitted for approval.
The Internal Audit Department has the following functions:
· exercises operational audit to evaluate the quality and appropriateness of operational systems and processes for the objectives of the Corporation, scrutinize and assess the sufficiency of organization structures for meeting their objectives, and evaluate manageability of those structures;
· exercises audit of arrangements for legal and regulatory compliance and compliance with regulations of the Corporation to evaluate the quality and appropriateness of legal, regulatory, process and procedure compliance systems, to check compliance by Corporation units with laws and regulations governing business relations, business and financial transactions conducted by Corporation units, providing for security of assets of the Corporation;
· exercises financial audit to assess the reliability of bookkeeping, tax and management accounting systems, the reliability and sufficiency of information generated by such systems for managerial decision-making by the top management of the Corporation;
· exercises audit of business processes to evaluate financial and business results by segments of the business of the Corporation, assess risks of loss of assets, risks of the Corporation and its units committing breach of contract obligations, and evaluate the level of information support for business processes;
· exercises audit of management to evaluate approaches pursued by the management as regards risk assessment and risk prevention control in line with the objectives of the Corporation;
· identifies unused reserves to improve operational efficiency of the Corporation;
· informs the top management of the Corporation on internal audit results, recommends measures to eliminate any irregularities and shortcomings identified, reduce risks and improve operational and management efficiency of the Corporation;
· exercises monitoring to ensure that heads of units of the Corporation duly comply with recommendations based on audits conducted.
Key officials of the Department are

Evgeny Genrikhovich Maletsky, Director of the Internal Audit Department

The Internal Audit Department was formed in 2002.
The Internal Audit Department is currently being staffed. Functions of the Internal Audit Department with respect to the outside auditor (as per Section 11 of the Regulations on the Internal Audit Department):

Outside audit for the Corporation is conducted by an auditor approved by the General Meeting of the shareholders in the Corporation.

The Director of the Internal Audit Department is responsible for general arrangements for outside audit to be conducted in the Corporation, including separate subdivisions of the Corporation, and providing general coordination of contacts between the Corporation and the outside auditor on outside audit issues.

Information on the Issuer's internal document providing rules for preventing use of insider information.

7. Information about the persons included into the bodies controlling financial and economical activities of the Issuer

BAIKEEVA Ludmila Borishovns

Year of birth: *1963*
Educational background: *higher education, Moscow State Technology Academy (1991)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2002 - 2006*
Organization: *Irkut Corporation, JSC*
Position: *Head of Accounting Sector*

Period: *2006 - present time*
Organization: *Irkut Corporation, JSC*
Position: *Head of Sector of IFRS subsidiaries accounts*

Period: *2009 - present time*
Organization: *Irkut Corporation, JSC*
Position: *Deputy Head of Department of forecast and examination of financial accounting – Head of Sector of IFRS subsidiaries accounts*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ESINEVICH Ekaterina Anatol'evna

Year of birth: *1979*
Educational background: *higher education, Saint-Petersburg State University (2001, 2006)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 - 2004*
Organization: *Branch of "Exidjen East B.V." (Niderland), CJSC*
Position: *Accountant*

Period: *2002 - 2004*
Organization: *"Kvadrat", CJSC*
Position: *Accountant*

Period: *2004 - 2008*
Organization: *"KPMG", CJSC*
Position: *Auditor*

Period: *2006 - 2007*
Organization: *"Philipp Morris Sales and Marketing", JSC*
Position: *Senior Financial Analyst*

Period: *2009 – present time*
Organization: *"UAC", JSC*
Position: *Manager of the Corporate Finance Department, Manager of the Department of investments, economy and finance*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

KONOSOV Sergey Nikolaevich

Year of birth: *1976*
Educational background: *higher education, Ulyanovsk state university (1998, 2006)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 - 2005*
Organization: *"Aviastar-SP", CJSC*
Position: *Deputy Secretary of the Board of Directors*

Period: *2005 - 2006*
Organization: *"Aviastar – Training center", LLC*
Position: *Member of the Board of Directors*

Period: *2005 - 2006*
Organization: *"ALK "Tupolev", LLC*
Position: *Member of the Board of Directors*

Period: *2005 - 2007*
Organization: *"Aviastar – JV", CJSC*
Position: *Secretary of the Board of Directors*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Deputy Director Corporate Management Department*

Period: *2008 – 2009*
Organization: *"IL", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – 2009*
Organization: *"VolgaTechnoport", LLC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"TAVIA", JSC*
Position: *Member of the Board of Directors*

Period: *2008 – present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *2009 – present time*
Organization: *"UAC", JSC*
Position: *Director of Corporate management department*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

LYZINA Inna Sergeevna

Year of birth: *1981*
Educational background: *higher education, State University – Higher economy school (2003)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 - 2004*
Organization: *"3d Special construction department", JSC*
Position: *Legal adviser*

Period: *2004 - 2006*
Organization: *"AHC "Sukhoy", JSC*
Position: *Legal adviser*

Period: *2006 - 2007*
Organization: *"Complex "ORLENOK", JSC*
Position: *Chief legal adviser*

Period: *2007 – present time*
Organization: *"AHC "Sukhoy", JSC*
Position: *Head of Department on corporate development and property management*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

CHIRKIN Dmitriy Nikolaevich

Year of birth: *1976*
Educational background: *higher education, State Academy of Consumer Goods and Services (1998), Modern Humanitarian Institute (1999)*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *1998 - 2007*
Organization: *"Power Machines", JSC*
Position: *Deputy Chief accountant*

Period: *2007 – present time*
Organization: *"United Aircraft Corporation", JSC*
Position: *Chief accountant*

Period: *06.2009 – present time*
Organization: *"AC named after S.V.Iljushin", JSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

ROMANOVSKIY Roman Viktorovich

Year of birth: *1976*
Educational background: *higher education, Saint-Petersburg State engineer-economical academy*
All the positions occupied by such a persons at the Issuer' s company and in other organizations during the last 5 years and at present in chronological sequence including those occupied on the combined job mode basis are as follows:

Period: *2003 – 2006*
Organization: *"Jakko Poyry Management Consulting OY" (Finland)*
Position: *Senior Consultant*

Period: *2006 – 2007*
Organization: *"Balcas Ltd." (Irland, Russia)*
Position: *Commercial director on Russia*

Period: *2007 – present time*
Organization: *"UAC", JSC*
Position: *Deputy Director of Department of investments, economy and finance*

Period: *present time*
Organization: *"NAPO named after V.P.Chkalov", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"KNAAPO named afterY.A.Gagarin", JSC*
Position: *Member of the Board of Directors*

Period: June 2009 - *present time*
Organization: *Irkut Corporation, JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"Beriev Aircraft Company", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"NAZ "Sokol", JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: "VASO", *JSC*
Position: *Member of the Board of Directors*

Period: *present time*
Organization: *"AeroCompozit", CJSC*
Position: *Member of the Board of Directors*

Share of participation in the authorized capital of the Company: ***0%***
Share of ordinary stocks in the authorized capital of the Company: ***0%***
Share of ordinary shares of the Company, which can be bought by the person after exercise of option: ***None***
Share of participation in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary stocks in the authorized capital of the subsidiaries and dependents of the Company: ***None***
Share of ordinary shares of the subsidiaries and dependents of the Company, which can be bought by the person after exercise of option: ***None***
Presence of kindred relations with persons from authority of the Company or financial and economic activity control body: ***None***

8. Information about remuneration, preferences and/or compensation of expenses as regards the body controlling financial and economical activities of the Issuer

Remuneration including wages and salaries, bonuses, commission, preferences and/or compensation of expenses to IRKUT Corporation Auditing Committee members for 2002 and 2003 were not paid; other property compensations were not granted.

Remuneration to IRKUT Corporation Auditing Committee members starting from 2004 have been regulated by Provision for payment of remuneration and compensations to the Auditing Committee members, this Provision being approved by the General Corporation Shareholders' Meeting dated 26.06.2004.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2005 is 34 406,52 rubles.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2006 is 15 000,00 rubles.

Remuneration to IRKUT Corporation Auditing Committee members paid by the end year 2007 is 59 000,00 rubles.

Remuneration to IRKUT Corporation Auditing Committee members by the end year 2008 was not paid.

Remuneration to IRKUT Corporation Auditing Committee members by the end of the 2d Q 2009 was not paid.

9. Information about commercial organizations in which the Company owns at least 5 per cent of the authorized capital stock or at least 5 per cent of shares

By the end of the 3rd quarter 2008

1. Full and abbreviated Company names: Closed Joint-Stock Company "Beta Air", "Beta Air", CJSC
Location: Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16
Share of the Company in the authorized capital of the legal entity 73,40%
Share of ordinary stocks of the enterprise held by the Company 73,40%
Share of participation in the authorized capital of the Company: none
Share of ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Eliseev D.A. (the Chairman)
Year of birth – 1969
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Gurenko R.L.
Year of birth – 1972
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kuleshov A.A.
Year of birth – 1960
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Petsetakis M.K.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Smekhov S.K.
Year of birth – 1965
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Shakun A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Gurenko R.L. – Chief executive
Year of birth – 1972
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Closed Joint-Stock Company "Intellectual technoloty of vehicle", "ITELA", CJSC
Location: Russia, 152920, the Yaroslavl Region, Rybinsk, Pobedy boulevard, 5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Romanov I.V.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Morgin A.V.
Year of birth – 1945
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%

Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kirechko M.V.
Year of birth – 1968
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Closed Joint-Stock Company "Techservisavia", "Techservisavia", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, bld.1
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Kovalkov V.V.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0,0%
Share of Ordinary stocks in the authorized capital of the Company: 0,000001%

Mikhailova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Rogozin A.D.
Year of birth – 1946
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Rogozin A.D.
Year of birth – 1946
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut AviaSTEP", "Irkut AviaStep", CJSC
Location: Russia, 121069, B.Molchanovka str., 30/7, bld.2
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist

Collegial Executive body – doesn't exist to the Charter

Sole executive body:

Sorokin I.V.
Year of birth – 1960
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Joint-Stock Company "Taganrog aviation scientific-technical complex named after Beriev", "Beriev TANTK", JSC
Location: Russia, 347923, Taganrog, Aviatorov sq., 1
Share of the Company in the authorized capital of the legal entity: 54,20%
Share of ordinary stocks of the enterprise held by the Company: 54,20%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Ageev E.M.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Eliseev D.A.
Year of birth – 1969
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Konstantinova N.V.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kovalkov V.V.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Medvedev A.A.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Prisyajnuk V.S.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Gorin A.S.
Year of birth – 1973
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Grigoriev V.N.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Didenko V.V.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zaytsev B.I.
Year of birth – 1937
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zdanevich V.V.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kachan V.N.
Year of birth – 1945
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobyzev G.P.
Year of birth – 1961
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Konstantinov E.P.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Lavro N.A.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ponomarev V.F.
Year of birth – 1945
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Stepanov N.A.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Strekoz V.B.
Year of birth – 1968
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Shakun A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Yavkin A.V.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Sole executive body:

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Limited Liability Company “Hydroaviasalon”, “Hydroaviasalon”, LLC
Location: Russia, 353470, the Krasnodar Region, Gelendjik, Solnechnaya str., 3
Share of the Company in the authorized (share) capital (unit fund) of the legal entity: 30%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doestn’t exist according to the Charter

Collegial Executive body – doesn’t exist according to the Charter

Sole executive body:

Konoplev V.N.
Year of birth – 1951
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Closed Joint-Stock Company “Company “FTK”, “Company “FTK”, CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya sq., 6, bld.1
Share of the Company in the authorized capital of the legal entity 9,47%
Share of ordinary stocks of the enterprise held by the Company 9,47%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Fedorov A.I.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Mikhailova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vorob’ev V.A.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Agapkin V.M.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Brushkov K.V.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Mikhailova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

8. Full and abbreviated Company names: Joint-Stock Company "Yakovlev Design Bureau", "OKB named after Yakovlev", JSC
Location: Russia, 125315, Moscow, Leningradsky prospect, 68
Share of the Company in the authorized capital of the legal entity 75,46%
Share of ordinary stocks of the enterprise held by the Company 85,82%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Doljenkov N.N.
Year of birth – 1956
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Eliseev D.A.
Year of birth – 1969
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Medvedev A.A.
Year of birth – 1952
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Pankov V.H.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Popovich K.F.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%

Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Limited Liability Company "Printing-office "Irkut", "Printing-ofice "Irkut", LLC
Location: Russia 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Roschupkin A.D.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Roschupkin A.D.
Year of birth – 1962
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Limited Liability Company "IRKUT-TEKS", "IRKUT-TEKS", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 25%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Borodavko S.N.
Year of birth – 1953
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Limited Liability Company "Network Company "Irkut", "Network Company", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 28
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zueva V.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Pugachev V.V.
Year of birth – 1949
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Limited Liability Company "IRKUT-TNP", "IRKUT-TNP", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 11
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971

Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Sluchkova N.M.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Slychkova N.M.
Year of birth – 1953
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Limited Liability Company "IRKUT-REMSTROY", "IRKUT-REMSTROY", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Sergunov A.V.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kushnarev I.O.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kushnarev I.O.
Year of birth – 1960
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Limited Liability Company Sport and health-improving center "IRKUT-ZENIT", S&HC "IRKUT-ZENIT", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 4, bld.A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kurulenko V.I.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Kurulenko V.I.
Year of birth – 1957
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

15. Full and abbreviated Company names: Limited Liability Company Sanatorium-preventorium "IRKUT", Sanatorium "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Ukrainskaya str., 6
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none

Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zhigulin A.N.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Zhigulin A.N.
Year of birth – 1947
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

16. Full and abbreviated Company names: Limited Liability Company "IRKUT-Avtotrans", "IRKUT-Avtotrans", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Grunichev V.S.
Year of birth – 1948
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Grunichev V.S.
Year of birth – 1948
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

17. Full and abbreviated Company names: Limited Liability Company "IRKUT-Stanko Service", "IRKUT-Stanko Service", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Sergunov A.V.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Galiullin G.B.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Galiullin G.B.
Year of birth – 1950
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

18. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut Industry", "Irkut Industry", CJSC
Location: Russia, 129626, Moscow, Novoalekseevskaya str., 13, bld.1
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist according to the Charter.

Collegial Executive body – doesn't exist according to the Charter

Sole executive body – not elected

19. Full and abbreviated Company names: Limited Liability Company "Energocenter "IRKUT", "Energocenter "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Sergunov A.V.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Bolsheshapov A.Y.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Bolsheshapov A.Y.
Year of birth – 1951
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

20. Full and abbreviated Company names: Joint-Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S", "Beriev Irkut Seaplane S.A.S"
Location: France, 31000, Touluse, Rue de Tul, 6 RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist according to the Charter

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Briand C.
Year of birth – 1952
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

21. Full and abbreviated Company names: Joint-Stock Company (reductive type) "EADS Irkut Seaplane S.A.S.", "EADS Irkut Seaplane S.A.S."
Location: France, 75016, Paris, boulevard de Mountmarency, 37
Share of the Company in the authorized capital of the legal entity: 70%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Falke Y.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Sautov V.N.
Year of birth – 1954
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kuleshov A.A.
Year of birth – 1960
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Falke Y.
Year of birth – 1964
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

22. Full and abbreviated Company names: Limited Liability Company Hotel complex "ORION", HC "ORION", LLC
Location: Russia, 664020, Irkutsk, Sibirskih partizanov str., 20A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none
Board of Directors:

Chichikov A.K.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vedernikov M.V.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Ivanova N.V.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Maleeva E.S.
Year of birth – 1963
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zueva A.P.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Zueva A.P.
Year of birth – 1955
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

23. Full and abbreviated Company names: Limited Liability Company "IRKUT Injiniring", LLC "IRKUT Injiniring"
Location: Russia, 125315, Leningradskiy prospect, 68
Share of the Company in the authorized capital of the legal entity: 75%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors – doesn't exist.

Collegial Executive body – doesn't exist according to the Charter.

Sole executive body:

Romanov N.S.
Year of birth - 1971
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

By the end of year 2008

1. Full and abbreviated Company names: Closed Joint-Stock Company "Beta Air", "Beta Air", CJSC
Location: Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16
Share of the Company in the authorized capital of the legal entity 73,40%
Share of ordinary stocks of the enterprise held by the Company 73,40%
Share of participation in the authorized capital of the Company: none
Share of ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Closed Joint-Stock Company "Intellectual technoloty of vehicle", "ITELA", CJSC
Location: Russia, 152920, the Yaroslavl Region, Rybinsk, Pobedy boulevard, 5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none

Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Closed Joint-Stock Company "Techservisavia", "Techservisavia", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, bld.1
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Close Joint-Stock Company "Irkut AviaSTEP", "Irkut AviaSTEP", CJSC
Location: Russia, 121069, B.Molchanovka str., 30/7, bld.2
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Joint-Stock Company "Beriev Aircraft Company", "TANTK named after Beriev", JSC
Location: Russia, 347923, Taganrog, Aviatorov sq., 1
Share of the Company in the authorized capital of the legal entity: 41,20%
Share of ordinary stocks of the enterprise held by the Company: 41,20%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Limited Liability Company "Hydroaviasalon", "Hydroaviasalon", LLC
Location: Russia, 353470, the Krasnodar Region, Gelendjik, Solnechnaya str., 3
Share of the Company in the authorized (share) capital (unit fund) of the legal entity: 30%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Closed Joint-Stock Company "Company "FTK", "Company "FTK", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya sq., 6, bld.1
Share of the Company in the authorized capital of the legal entity 9,47%
Share of ordinary stocks of the enterprise held by the Company 9,47%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

8. Full and abbreviated Company names: Joint-Stock Company "Yakovlev Design Bureau", "OKB named after Yakovlev", JSC
Location: Russia, 125315, Moscow, Leningradsky prospect, 68
Share of the Company in the authorized capital of the legal entity 75,46%
Share of ordinary stocks of the enterprise held by the Company 75,46%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Limited Liability Company "Printing-office "Irkut", "Printing-ofice "Irkut", LLC
Location: Russia 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Limited Liability Company "IRKUT-TEKS", "IRKUT-TEKS", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 25%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Limited Liability Company "Network Company "Irkut", "Network Company", LLC
Location: Russia, 664020, Irkutsk, Aviastoiteley str., 28
Share of the Company in the authorized capital of the legal entity: 100%

Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Limited Liability Company "IRKUT-TNP", "IRKUT-TNP", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 11
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Limited Liability Company "IRKUT-REMSTROY", "IRKUT-REMSTROY", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Limited Liability Company Sport and health-improving center "IRKUT-ZENIT", S&HC "IRKUT-ZENIT", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 4, bld.A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

15. Full and abbreviated Company names: Limited Liability Company Sanatorium-preventorium "IRKUT", Sanatorium "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Ukrainian str., 6
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

16. Full and abbreviated Company names: Limited Liability Company "IRKUT-Avtotrans", "IRKUT-Avtotrans", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

17. Full and abbreviated Company names: Limited Liability Company "IRKUT-Stanko Service", "IRKUT-Stanko Service", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

18. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut Industry", "Irkut Industry", CJSC
Location: Russia, 129626, Moscow, Novoalekseevskaya str., 13, bld.1
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

19. Full and abbreviated Company names: Limited Liability Company "Energocenter "IRKUT", "Energocenter "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none
20. Full and abbreviated Company names: Joint-Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S", "Beriev Irkut Seaplane S.A.S"
Location: France, 31000, Touluse, Rue de Tul, 6 RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

21. Full and abbreviated Company names: Joint-Stock Company (reductive type) "EADS Irkut Seaplane S.A.S.", "EADS Irkut Seaplane S.A.S."
Location: France, 75016, Paris, boulevard de Mountmarency, 37
Share of the Company in the authorized capital of the legal entity: 70%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Thierry A.
Year of birth – 1959
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Jensen E.
Year of birth – 1956
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Massardi P.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Sautov V.N.
Year of birth – 1954
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Mikaelyan M.V.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Massardi P.
Year of birth – 1964
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

22. Full and abbreviated Company names: Limited Liability Company Hotel complex "ORION", HC "ORION", LLC
Location: Russia, 664020, Irkutsk, Sibirskih partizanov str., 20A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

23. Full and abbreviated Company names: Limited Liability Company "IRKUT Injiniring", "IRKUT Injiniring", LLC
Location: Russia, 125315, Leningradskiy prospect, 68
Share of the Company in the authorized capital of the legal entity: 75%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

By the end of 1st quarter 2009

1. Full and abbreviated Company names: Closed Joint-Stock Company "Beta Air", "Beta Air", CJSC
Location: Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16
Share of the Company in the authorized capital of the legal entity 73,40%
Share of ordinary stocks of the enterprise held by the Company 73,40%
Share of participation in the authorized capital of the Company: none
Share of ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Closed Joint-Stock Company "Intellectual technoloty of vehicle", "ITELA", CJSC
Location: Russia, 152920, the Yaroslavl Region, Rybinsk, Pobedy boulevard, 5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Close Joint-Stock Company "Techserviceavia", "Techserviceavia", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, bld.1
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Close Joint-Stock Company "Irkut AviaSTEP", "Irkut AviaSTEP", CJSC
Location: Russia, 121069, B.Molchanovka str., 30/7, bld.2
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Joint-Stock Company "Beriev Aircraft Company", "TANTK named after Beriev", JSC
Location: Russia, 347923, Taganrog, Aviatorov sq., 1
Share of the Company in the authorized capital of the legal entity: 41,20%
Share of ordinary stocks of the enterprise held by the Company: 41,20%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Limited Liability Company "Hydroaviasalon", "Hydroaviasalon", LLC
Location: Russia, 353470, the Krasnodar Region, Gelendjik, Solnechnaya str., 3
Share of the Company in the authorized (share) capital (unit fund) of the legal entity: 30%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Closed Joint-Stock Company "Company "FTK", "Company "FTK", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya sq., 6, bld.1
Share of the Company in the authorized capital of the legal entity 9,47%
Share of ordinary stocks of the enterprise held by the Company 9,47%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

8. Full and abbreviated Company names: Joint-Stock Company "Yakovlev Design Bureau", "OKB named after Yakovlev", JSC
Location: Russia, 125315, Moscow, Leningradsky prospect, 68
Share of the Company in the authorized capital of the legal entity 75,46%
Share of ordinary stocks of the enterprise held by the Company 75,46%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Limited Liability Company "Printing-office "Irkut", "Printing-ofice "Irkut", LLC
Location: Russia 664020, Irkutsk, Novatorov str., 3

Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Limited Liability Company "IRKUT-TEKS", "IRKUT-TEKS", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 25%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Limited Liability Company "Network Company "Irkut", "Network Company", LLC
Location: Russia, 664020, Irkutsk, Aviastoiteley str., 28
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Limited Liability Company "IRKUT-TNP", "IRKUT-TNP", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 11
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Limited Liability Company "IRKUT-REMSTROY", "IRKUT-REMSTROY", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Limited Liability Company Sport and health-improving center "IRKUT-ZENIT", S&HC "IRKUT-ZENIT", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 4, bld.A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

15. Full and abbreviated Company names: Limited Liability Company Sanatorium-preventorium "IRKUT", Sanatorium "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Ukrainian str., 6
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

16. Full and abbreviated Company names: Limited Liability Company "IRKUT-Avtotrans", "IRKUT-Avtotrans", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

17. Full and abbreviated Company names: Limited Liability Company "IRKUT-Stanko Service", "IRKUT-Stanko Service", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

18. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut Industry", "Irkut Industry", CJSC
Location: Russia, 129626, Moscow, Novoalekseevskaya str., 13, bld.1
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none

Share of Ordinary stocks in the authorized capital of the Company: none

19. Full and abbreviated Company names: Limited Liability Company "Energocenter "IRKUT", "Energocenter "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

20. Full and abbreviated Company names: Joint-Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S", "Beriev Irkut Seaplane S.A.S"
Location: France, 31000, Touluse, Rue de Tul, 6 RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

21. Full and abbreviated Company names: Joint-Stock Company (reductive type) "EADS Irkut Seaplane S.A.S.", "EADS Irkut Seaplane S.A.S."
Location: France, 75016, Paris, boulevard de Mountmarency, 37
Share of the Company in the authorized capital of the legal entity: 70%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

22. Full and abbreviated Company names: Limited Liability Company Hotel complex "ORION", HC "ORION", LLC
Location: Russia, 664020, Irkutsk, Sibirskih partizanov str., 20A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

23. Full and abbreviated Company names: Limited Liability Company "IRKUT Inginiring", "IRKUT Inginiring", LLC
Location: Russia, 125315, Leningradskiy prospect, 68
Share of the Company in the authorized capital of the legal entity: 75%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

By the end of 2nd quarter 2009

1. Full and abbreviated Company names: Closed Joint-Stock Company "Beta Air", "Beta Air", CJSC
Location: Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16
Share of the Company in the authorized capital of the legal entity 73,40%
Share of ordinary stocks of the enterprise held by the Company 73,40%
Share of participation in the authorized capital of the Company: none
Share of ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Vasileva I.A.
Year of birth – 1967
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Gurenko R.L.
Year of birth – 1972
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Kobzev V.A.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Petsetakis M.K.
Year of birth – 1949
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Serov V.I.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Smechov S.K.
Year of birth – 1965
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Shakun A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Gurenko R.L.
Year of birth – 1972
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

2. Full and abbreviated Company names: Closed Joint-Stock Company "Intellectual technoloty of vehicle", "ITELA", CJSC
Location: Russia, 152920, the Yaroslavl Region, Rybinsk, Pobedy boulevard, 5
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

3. Full and abbreviated Company names: Close Joint-Stock Company "Techserviceavia", "Techserviceavia", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, bld.1
Share of the Company in the authorized capital of the legal entity 51%
Share of ordinary stocks of the enterprise held by the Company 51%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

4. Full and abbreviated Company names: Close Joint-Stock Company "Irkut AviaSTEP", "Irkut AviaSTEP", CJSC
Location: Russia, 121069, B.Molchanovka str., 30/7, bld.2
Share of the Company in the authorized capital of the legal entity 100%
Share of ordinary stocks of the enterprise held by the Company 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

5. Full and abbreviated Company names: Joint-Stock Company "Beriev Aircraft Company", "TANTK named after Beriev", JSC
Location: Russia, 347923, Taganrog, Aviatorov sq., 1
Share of the Company in the authorized capital of the legal entity: 41,20%
Share of ordinary stocks of the enterprise held by the Company: 41,20%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

6. Full and abbreviated Company names: Limited Liability Company "Hydroaviasalon", "Hydroaviasalon", LLC
Location: Russia, 353470, the Krasnodar Region, Gelendjik, Solnechnaya str., 3
Share of the Company in the authorized (share) capital (unit fund) of the legal entity: 30%

Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

7. Full and abbreviated Company names: Closed Joint-Stock Company "Company "FTK", "Company "FTK", CJSC
Location: Russia, 125047, Moscow, 1st Tverskaya-Yamskaya sq., 6, bld.1
Share of the Company in the authorized capital of the legal entity 9,47%
Share of ordinary stocks of the enterprise held by the Company 9,47%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Fedorova J.M.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Mikhailova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vorob'ev V.A.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Agapkin V.M.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Bezverkhniy V.B.
Year of birth – 1959
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Brushkov K.V.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Mikhailova N.K.
Year of birth – 1957
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

8. Full and abbreviated Company names: Joint-Stock Company "Yakovlev Design Bureau", "OKB named after Yakovlev", JSC
Location: Russia, 125315, Moscow, Leningradsky prospect, 68
Share of the Company in the authorized capital of the legal entity 75,46%
Share of ordinary stocks of the enterprise held by the Company 75,46%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Demchenko O.F.

Year of birth – 1944
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Dmitriev V.G.
Year of birth – 1944
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Doljenkov N.N.
Year of birth – 1956
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Pankov V.H.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Popovich K.F.
Year of birth – 1955
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Puhov A.A.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Chirikov V.L.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive body – doesn't exist according to the Charter

Sole executive body:

Demchenko O.F.
Year of birth – 1944
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

9. Full and abbreviated Company names: Limited Liability Company "Printing-office "Irkut", "Printing-ofice "Irkut", LLC
Location: Russia 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

10. Full and abbreviated Company names: Limited Liability Company "IRKUT-TEKS", "IRKUT-TEKS", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 25%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

11. Full and abbreviated Company names: Limited Liability Company "Network Company "Irkut", "Network Company", LLC
Location: Russia, 664020, Irkutsk, Aviastoiteley str., 28
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

12. Full and abbreviated Company names: Limited Liability Company "IRKUT-TNP", "IRKUT-TNP", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 11
Share of the Company in the authorized capital of the legal entity 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

13. Full and abbreviated Company names: Limited Liability Company "IRKUT-REMSTROY", "IRKUT-REMSTROY", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

14. Full and abbreviated Company names: Limited Liability Company Sport and health-improving center "IRKUT-ZENIT", S&HC "IRKUT-ZENIT", LLC
Location: Russia, 664020, Irkutsk, Aviastroiteley str., 4, bld.A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

15. Full and abbreviated Company names: Limited Liability Company Sanatorium-preventorium "IRKUT", Sanatorium "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Ukrainian str., 6
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

16. Full and abbreviated Company names: Limited Liability Company "IRKUT-Avtotrans", "IRKUT-Avtotrans", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

17. Full and abbreviated Company names: Limited Liability Company "IRKUT-Stanko Service", "IRKUT-Stanko Service", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

18. Full and abbreviated Company names: Closed Joint-Stock Company "Irkut Industry", "Irkut Industry", CJSC
Location: Russia, 129626, Moscow, Novoalekseevskaya str., 13, bld.1
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

19. Full and abbreviated Company names: Limited Liability Company "Energocenter "IRKUT", "Energocenter "IRKUT", LLC
Location: Russia, 664020, Irkutsk, Novatorov str., 3
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

20. Full and abbreviated Company names: Joint-Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S", "Beriev Irkut Seaplane S.A.S"
Location: France, 31000, Touluse, Rue de Tul, 6 RCS 449 072 685
Share of the Company in the authorized capital of the legal entity: 50%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

21. Full and abbreviated Company names: Joint-Stock Company (reductive type) "EADS Irkut Seaplane S.A.S.", "EADS Irkut Seaplane S.A.S."
Location: France, 75016, Paris, boulevard de Mountmarency, 37
Share of the Company in the authorized capital of the legal entity: 70%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

22. Full and abbreviated Company names: Limited Liability Company Hotel complex "ORION", HC "ORION", LLC
Location: Russia, 664020, Irkutsk, Sibirskih partizanov str., 20A
Share of the Company in the authorized capital of the legal entity: 100%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

23. Full and abbreviated Company names: Limited Liability Company "IRKUT Injiniring", "IRKUT Inginiring", LLC
Location: Russia, 125315, Moscow, Leningradskiy prospect, 68
Share of the Company in the authorized capital of the legal entity: 75%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

24. Full and abbreviated Company names: Joint-Stock Company "Nijegorodskiy Aviation Plant "Sokol", "NAP "Sokol", JSC
Location: Russia, 603035, Nijniy Novgorod, Chaadaeva str., 1
Share of the Company in the authorized capital of the legal entity: 22%
Share of participation in the authorized capital of the Company: none
Share of Ordinary stocks in the authorized capital of the Company: none

Board of Directors:

Pogosyan M.A.
Year of birth – 1956
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Vvedenskiy V.G.
Year of birth – 1950
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Goncharov A.A.
Year of birth – 1971
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Karezin A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Korotkov S.S.
Year of birth – 1959
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Mamaev S.N.
Year of birth – 1962
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Neznamov A.V.
Year of birth – 1970

Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Romanovskiy R.V.
Year of birth – 1977
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Civilev S.V.
Year of birth – 1961
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Collegial Executive Body

Karezin A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Abramov S.V.
Year of birth – 1951
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Zalin S.B.
Year of birth – 1961
Share of participation in the authorized capital of the Company: less than 0,01%
Share of Ordinary stocks in the authorized capital of the Company: less than 0,01%

Mihalev V.I.
Year of birth – 1961
Share of participation in the authorized capital of the Company: less than 0,01%
Share of Ordinary stocks in the authorized capital of the Company: less than 0,01%

Onichev V.F.
Year of birth – 1947
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Nuikina A.V.
Year of birth – 1970
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Sharov S.I.
Year of birth – 1953
Share of participation in the authorized capital of the Company: 0,003%
Share of Ordinary stocks in the authorized capital of the Company: 0,0004%

Semenov V.M.
Year of birth – 1957
Share of participation in the authorized capital of the Company: less than 0,01%
Share of Ordinary stocks in the authorized capital of the Company: 0%

Soul Executive Body

Karezin A.V.
Year of birth – 1964
Share of participation in the authorized capital of the Company: 0%
Share of Ordinary stocks in the authorized capital of the Company: 0%

IV. Securities of the Company

Now in circulation there are the following issued securities of the Company:

- Ordinary inscribed non-documentary shares 978 131 612 shares.
- interest-bearing documentary non-convertible bonds payable to bearer, series A03 with mandatory centralized custody 3 250 000 bonds.

1. Information on shares of the Company

1.1. The first issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 690875 shares
Total volume of issue by Nominal-value: 552700 roubles
Data of the state registration of issue:
Date of registration: 11.03.1993
Registration number: 34-1П-0223
The agency carried out the state registration: the Finance bodies of Irkutsk Authority

Way of placement: according to the plan of privatization
The period of placement: from 11.03.1993 till 11.03.1993

The amount of actually placed securities according to the registered report on results of issue: 690875 shares
Data of the state registration of the report on results of issue:
Date of registration: 30.12.1998
The agency carried out the state registration: Irkutsk Regional Department of Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.2. Second issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 0,8 roubles.

Quantity of securities of this issue: 790 361 000 shares
Total volume of issue by Nominal-value: 632 288 800 roubles

Data of the state registration of issue:
Date of registration: 17.05.1999
Registration number: 1-02-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

Way of placement: distribution among shareholders
The period of placement: from 3.04.1999 till 3.04.1999

The amount of actually placed securities according to the registered report on results of issue: 790 361 000 shares

Data of the state registration of the report on results of issue:
Date of registration: 17.05.1999
The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: it is cancelled in connection with converting

1.3. Third issue

Category: Ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3.0 roubles.
Quantity of securities of this issue: 791 051 875 shares
Total volume of issue by Nominal-value: 2 373 155 625 roubles

Data of the state registration of issue:
Date of registration: 15.08.2002
Registration number: 1-03-00040-A
The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:
The conversion of shares into shares with the greater nominal value with the increase in the authorized capital of the joint-stock company.

The source of placement of securities:
The increase in the authorized capital of joint-stock company by increase in a Nominal-value of shares is carried out due to the reassessment of capital assets made by means of the software-information complex " STOF 2,1 Bookkeeper ", developed by scientific research institute of Statistics of Goskomstat of Russia with the help of Joint-Stock Company " CodeInfo " on factors of Goskomstat of Russia.

Conditions and the order of placement of securities of this issue:
Placement is carried out by converting one ordinary inscribed non-documentary share of the first and second issue in one ordinary nominal non-documentary share of the third issue.

The period of placement (date of converting, or the order of its definition)
Converting is carried out on the sixth working day from the moment of the state registration of the third issue of securities in Federal Commission for the Securities Market - 23.08.2002.

The amount of actually placed securities according to the registered report on results of issue:
791 051 875 shares

Data of the state registration of the report on results of issue:
Date of registration: 10.09.2002
The agency carried out the state registration: Federal Commission for the Securities Market

The current condition of issue: placed

1.4. Additional issue (001-D).

Category: ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3 rouble.

Quantity of securities of this issue: 87 894 653 shares
Total volume of issue by Nominal-value: 263 683 959 roubles

Data of the state registration of issue:
Date of registration: 06.02.2004.
Registration number: 1-03-00040-A.
The agency carried out the state registration: Federal Commission for the Securities Market.
Data of the state registration of the report on results of issue:
Date of registration: 02.07.2004
The agency carried out the state registration: Federal Commission for the Securities Market
The way of placement:
Closed subscription.
The period of placement (date of converting, or the order of its definition)
Data of the start: 09.04.2004
Data of the end: 02.06.2004

The current condition of issue: placed

1.5. Additional issue (002-D).

Category: ordinary
The form of securities: inscribed non-documentary
Nominal value of securities of this issue: 3 rouble.
Quantity of securities of this issue: 99 185 084 shares
Total volume of issue by Nominal-value: 297 555 252 roubles

Data of the state registration of issue:
Date of registration: 29.09.2005
Registration number: 1-03-00040-A.
The agency carried out the state registration: Federal Commission for the Securities Market.
Data of the state registration of the report on results of issue:
Date of registration: 12.01.2006
The agency carried out the state registration: Federal Commission for the Securities Market

The way of placement:
Closed subscription.

The current condition of issue: placed

2. Market capitalization of the Company

By MICE (Moscow Interbank Currency Exchange) index calculation method, market capitalization of the Company is:

Date	Market capitalization, rouble
30.09.2008	20 997 678 471,91
31.12.2008	20 997 678 471,91
31.03.2009	3 228 812 451,21
30.06.2009	6 997 553 552,24

3. Restrictions of purchase and circulation of Company's stocks

The Company does not impose any restrictions towards quantity or nominal value of stocks belonging to one shareholder.

Non-residents may acquire securities of the Company in accordance with the Russian legislation and normative acts of the Russian Federation.

Circulation of securities takes place in secondary market starting with the first calendar day following the date when the Federal Committee of the Central Bank of Russia registered a report of issue results.

The Federal law "Of securities market" No.39-ФЗ of 22.04.96 (changes of 26 November 1998, 8 July 1999, 7 August 2001, 28 December 2002) and the Federal law of 05.03.99 No. 46-FZ "Of protection of rights and legal interests of investors in securities market" ban the following:

- to make any deal with securities belonging to the shareholder before they are fully paid and a report of issue results has been registered at a corresponding state institution;
- to advertise and/or offer securities of the Company to unlimited circle of persons, not disclosing information of the quantity and the rules provided by the Russian legislation of securities and normative legal acts of the Russian Federation.

4. Information of the Company's bonds issue

4.1. First issue

Category (type), series and form of securities issue:
Interest bearing inscribed non-documentary bonds series A01

Nominal value: 1000 roubles
Quantity of Bonds issue: 600 000 bonds
Total quantity of Bonds of nominal value: 600 000 000 roubles
Information of state registration of securities issue:
Registration date: 13.03.2002
Registration number: 4-01-00040-A
Registered at: Federal Commission for the Securities Market

Method of placing: closed subscription
Circle of securities acquired:

Full name of enterprise: "Region Investments company" Closed Joint Stock Company
Abbreviated name: "REGION" IC CJSC
Location: office 10, entrance 15/1, 12, Berezhkovskaya nab, Moscow 121059, Russia.
Postal address: 11A/6, Verkhnyaya Krasnoselskaya St., Moscow 107140, Russia

Full name of enterprise: "Alfa-Bank" Open Joint Stock Company
Abbreviated name: "Alfa-Bank" JSC
Location: 7/1, Novatorov St., Moscow 117421, Russia
Postal address: 9, Mashy Poryvaevoy St., Moscow 107078, Russia

Full name of enterprise: "NOVAYA MOSKVA" Investment and Commercial Joint Stock Bank (closed joint-stock company)
Abbreviated name: "NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia
Postal address: 3/1, Verkhnyaya Radishchevka, Moscow 109240, Russia

Full name of enterprise: Bank for Foreign Economics of the USSR
Abbreviated name: Vnesheconombank
LOCATION: 9, Academic Sakharov prospect, Moscow 101999, Russia
Postal address: 9, Academic Sakharov prospect, B-78 GSP-9, Moscow 101999, Russia

The rights of Stockholders

To get nominal value of Bonds belonging to them, while being paid off on Bonds.
To get coupon interest of nominal value of Bonds by the end of each coupon period.
To get nominal value of Bonds in case of liquidation of the Company, according to the rules of order of priority provided by the Russian legislation in force.
To sell and otherwise alienate Bonds without limitations.
Immediately to demand compensation for the nominal value of Bonds belonging to them and a corresponding Bonds profit in case the Company declares its inability to carry out its financial duties regarding Bonds of the current issue.
The Bondholders of the issue have other rights provided by the Russian legislation in force.

Price of Bond is: 1000 roubles

The date when Bonds start being placed and rules of its determination:

The date when Bonds start being placed shall be determined by the Board of directors after state registration of the Bonds issue and after all potential purchasers have been provided with access to information of the Bonds issue.

Potential purchasers shall be informed in writing of the date when Bonds start being placed not later than 5 business days before this date.

The date when Bonds finish being placed and rules of its determination:

The date when Bonds finish being placed is the date of the last Bond placing, but not later than within twelve month since the date the Decision on the Bonds issue was approved.

The date when the securities actually start being placed: 1 April 2002
The date when the securities actually finish being placed: 2 April 2002

Terms and conditions of placing the Bonds:

Placing of the Bonds is in accordance with Bonds purchase contracts.

Rate, rules and conditions of paying off the interest (coupon) income on the Bonds:

The interest income on the Bonds shall be paid off for each coupon period on a basis of 365 (three hundred and sixty-five) days in year. The dates of the end of the first, second, third, fourth, fifth, sixth coupon periods are corresponding dates coming on 182, 364, 546, 728, 910 and 1092 day since the date the Bonds were placed.
If the date of the end of a coupon period is a day off, regardless if it is a state day off or one only for business operations, a corresponding payment is made on the first business day following the day off. The holder of Bond has no right to demand interests or any other compensation for such a delay in payment.
The date of beginning of the first coupon period is the date when the Bonds start being placed. The date of beginning of a coupon period for each of the following coupons is the date of the end of previous coupon period. The date of the end of each coupon period is the date of payment for this coupon.

Rules of determining interest rate for the first coupon.

Interest rate for the first coupon of the Bonds shall be determined by the Board of directors of the Company after state registration of the Bonds issue, but not later than five business days since the date when Bonds start being placed and this information is represented to all those interested in by sending them a corresponding notice in writing.

The interest rate of the first coupon is 20,4 per cent of the annual interest (Protocol No. 11 of the Board of directors' meeting of 22.03.2002 .)

Rules of determining interest rate for the second and the following coupons.

The interest rate for the second and the following coupons is calculated as follows:

Cj = [(1 + Y / 100%)^ 0.5 - 1] * 2 * 100%,

where

Cj – the annual interest rate for each coupon calculated to an approximation of a hundredth part of per cent;

Y – market value of borrowing determined by proceeding from the figure of the rate of refunding by the Central Bank of Russia, the credit market condition for six months,

The symbol ^ in the formula means rising to a power.

Interest rate for the second and the following periods shall be brought by the Company to notice of all those interested in by publishing a corresponding notice in the "Vedomosty" Newspaper not later than 10 (ten) business says before the date of beginning of a corresponding coupon period.

Calculation of payments for each Bond coupon:

Calculation of payments for each Bond coupon is made by the following formula: Kj = Cj * Nom * (T(j) - T(j -1))/ 365/ 100 %,

where

j – the ordinal number of a coupon period j=1,2,3,4,5,6;

Kj – the amount of coupon payment for each Bond;

Nom – nominal value of one Bond

C j – the amount of interest rate of j coupon;

T(j -1) – the date when j coupon period starts;

T(j) – the date when j coupon period ends.

The amount of payment for each coupon is determined to an approximation of 1 copeck.

Calculation of the amount of accrued coupon income (ACI) of one Bond:

Calculation of the amount of accrued coupon income (ACI) of one Bond on any day between the date the placing starts and the date the issue shall be repaid is made by the formula:

ACI = Cj * Nom * (T - T(j-1))/ 365/ 100 %, where

Nom- the nominal value of one Bond;

Cj – the interest rate of j coupon determined by the Board of directors;

T(j-1)- the date when j period begins;

T – a current date.

The amount of accrued coupon income is calculated to an approximation of one copeck.

The Coupon interest rate is:

first coupon – 20,4 per cent of annual interest;

second coupon - 18,5 per cent of annual interest;

third coupon – 12,0 per cent of annual interest;

forth coupon – 12,0 per cent of annual interest;

fifth coupon – 8,0 per cent of annual interest;

sixth coupon – 8,0 per cent of annual interest.

The Financial agent paying off interests on Bonds and redeeming Bonds:

Name of enterprise: Bank for Foreign Economics of the USSR (Vnesheconombank)

Legal and postal address: 9, Academic Sakharov prospect., GSP-9, B-78, Moscow 101999, Russia.

The Company has the right to appoint additional financial agents and to cancel such appointments. An official announcement of the Company of above-mentioned actions shall be published by the Company in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date such appointments come into force, or become null and void.

Within the same period the Company shall inform a person keeping the Register of such appointment.

The terms and conditions of redeeming Bonds and paying off the coupon income:

The date of beginning of the Bonds redemption is 1092 (one thousand and ninety-second) day since the date when the Bonds start being placed.

The date of the end of the Bonds redemption is the date when the Bonds are redeemed.
Paying off the Bonds coupon income as well as their redemption are made in Russian roubles by written order to persons registered in the Register of Bondholders in favour of persons who has this status by the end of the day precious to the fifth business day before the Bonds redemption and/or paying off the coupon income (herein after referred to as the Registered persons list composing date). A Bondholder if not being a person registered in the Register of Bondholders shall authorize a subscribed Bondholder to get redemption of debts and Bonds.
In order to execute rights of Bondholders to get amounts of redemption or coupon payments the Registrar shall not later than four business days since the date of the Bonds redemption, or payment of the Bonds income, present to the Company and its Financial agent a list of registered persons made on the date of its composing. The List of registered persons includes the following data:

- surname, name and patronymic (full name of enterprise) of a Bondholder, or a subscribed holder;
- type, number, series, date and place of issue of document identifying personality, and the body issued this document (state registration number, name of the body carried out registration, date of registration) to the Bondholder, or the subscribed holder;
- place of residence or registration (place of location) of the Bondholder or the subscribed holder;
- correspondence address (postal address of the Bondholder or the subscribed holder;
- the number of Bonds belonging to the Bondholder which are being redeemed and/or paid off;
- the properties of the bank of the Bondholder or the subscribed holder.

Not later than two days before the date of redemption and/or paying off the income on the Bonds the Registrar shall inform Bondholders of a forthcoming paying off on the coupon income and/or Bonds redemption. The notice shall include the following data:

- the date of the List composing;
- the date of coupon paying off or redemption;
- The number of securities placed on the personal account of a Bondholder by the date of composing the List of registered persons.

Not later than within two business days since the date of redemption and/or paying off the Bonds coupon income the Company transfers corresponding payments to the account of the Financial agent. On the basis of the List of registered persons presented to the Registrar, the financial agent shall calculate payments, which are to be paid off to the registered persons. On the date of redemption and/or paying off on the Bonds coupon income the Financial agent transfers corresponding payments to registered persons in favour of Bondholders. In case one person is authorized to get redemption and payments on the Bonds income in favour of several Bondholders, this person shall be paid the total amount without dividing into separate Bondholders' payments.

Type of security: Guarantee
Person provided the security: "Region-integration" Limited Liability Company
Location: building 1, 11/13, Triokhprudny per., Moscow, Russia
Postal address: building 1, 11/13, Triokhprudny per., Moscow 103001, Russia
The amount of the security (roubles): 600 000 000

The conditions of the guarantee to carry out duties under the Bonds:

The guarantor shall bear responsibility to persons indicated in the Register of Bondholders as Bondholders and/or in case of taking into account rights for Bonds in a depositary, to persons pointed as Bondholders in the depositary (hereinafter referred to as "Bondholders") exclusively for obligations of the Company concerning paying off the nominal value of the Bonds at the time of their redemption in the amount of 600 000 000 (six hundred million) roubles on terms and conditions provided by this Agreement.
So, the responsibility limit of the Guarantor for the corresponding agreement is 600 000 000 (six hundred million) roubles.
The Guarantor shall not be responsible to Bondholders for paying any sanctions, reimbursement of court expenses on collection of debt and other losses of Bondholders caused by a breach or improper execution of duties by the Company.
Neither has the Guarantor the right to deny his obligations unilaterally, nor to change their conditions.
Under the Agreement Bondholders have the following rights:
1) in case of taking into account rights for securities by person carrying out depositary activities; these rights come into force since the moment of entering amounts as received on a deposit account of a purchaser;
2) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment of entering amounts as received on the personal account of a purchaser.
Rights of Bondholders under a corresponding agreement shall be cancelled:

1) in case of taking into account rights for securities in the Register keeping system; these rights come into force since the moment a corresponding note of transfer of property rights for the Bonds to another person is put in the Register;
2) in case of taking into account rights for securities of person carrying out depositary activities; these rights come into force since the moment a corresponding note of transfer of property rights for Bonds to another person is put in the Register;
3) at the moment the Company is executing its obligations of paying off the Bonds nominal value to such a Bondholder;
4) at the moment the Guarantor is executing its obligations to such a Bondholder under a corresponding agreement depending on which of the above-mentioned moments has come earlier.
The Guarantor bears joint responsibility with the Company for relations connected with paying off the Bonds nominal value in case of non-fulfilment or improper fulfilment by the Company its obligations of paying off the Bonds nominal value in accordance with the terms and conditions provided by the Decision of placing and the Booklet of Bonds issue.
In case of above-mentioned circumstances the obligations of the Company to Bondholders for redemption the Bonds nominal value are executed by the Guarantor in accordance with one of the following conditions:
Within thirty days since the date such circumstances start taking place, Bondholders shall present to the Guarantor a written request to pay off the Bonds nominal value. This request shall include:

- full name of the person authorized to get the Bonds nominal value as it becomes due to redemption (in case the Bonds are transferred to subscribed holding and a subscribed holder has the right to get above-mentioned payments on Bonds the full name of the subscribed holder shall be indicated);
- the quantity of Bonds and the properties of the issue belonging to the Bondholder, which are to be paid off;
- legal and postal addresses, phone numbers of the person authorized to get above-mentioned payments on Bonds;
- taxation status of the person authorized to get Bonds redemption (a resident or a non-resident with a permanent representative office in Russia; a non-resident without any permanent representative offices in Russia);
- the properties of the bank account belonging to the person authorized to get above-mentioned payments on Bonds.

The above-mentioned requirements shall be signed by the Bondholder who is a natural person, or by a head and a chief accountant of the person authorized to get payments of Bonds, and sealed by the legal entity.
Persons appealed to the Guarantor with the above-mentioned request shall present to the persons executing the rights for Bonds documents given in accordance with the legislation in force and certifying their being Bondholders or subscribed holders authorized to get the Bonds nominal value as well as documents certifying the right of the person to get the Bonds nominal value.
Within 1 (one) calendar day of the month following the date of receipt of the above-mentioned request, the Guarantor pays off to Bondholders or subscribed holders empowered to get corresponding payments, a nominal value of a corresponding quantity of Bonds.

Information of state registration of the report of the Bonds issue results:
Registration date: 19.04.2002
Registered at: Federal Commission for the Securities Market

Total receipts from placed securities:
600 000 000 roubles

The purposes of the issue and prospective employment of the resources got as a result of placing Bonds of the Company:
The resources got as a result of placing the Bonds were directed to replenishment of current assets of the Company: purchase of materials and spare parts, paying off trade liabilities etc.

Current condition of the issue: redemptioned.

4.2. Second issue

Category (type), series and form of the securities issue:
interest-bearing documentary non-convertible bonds payable to bearer, series A02 with mandatory centralized custody
Nominal value: 1000 roubles
Quantity of the Bonds: 1 500 000 bonds
Total quantity of Bonds of nominal value: 1 500 000 000 roubles

Information of state registration of the securities issue:
Registration date: 01.10.2002

Registration number: 4-02-00040-A
Registered at: Federal Commission for the Securities Market

Method of placing: open subscription

Rights of Bondholders of the issue:

The right to get the Bonds nominal value on their paying off within a provided period.

The right to get within a provided period a fixed interest on the Bond's nominal value (coupon income) the rules of determination of which are indicated in the Booklet of Bonds issue and the Decision on Bonds issue.

The right to get the Bonds nominal value on liquidating the Company in order of priority provided by Clause 64 of the Civil Code of the Russian Federation.

The right to sell and otherwise alienate Bonds freely within the period of their circulation.

The right to present Bonds for paying off and demand immediate reimbursement of the Bond's nominal debt value in cases indicated in the Booklet of Bonds issue and the Decision on bonds issue.

Other rights provided by the Russian legislation.

Price (the order of price determining) for placing Bonds:

The price for placing Bonds shall be determined by the Board of directors of the Company and published in the "Vedomosty" Newspaper not later than 5 (five) business days before the date when the Bonds start being placed.

Starting with the second day of Bonds' placing a purchaser when making a sale and purchase deal of Bonds shall pay the accrued coupon income on the Bonds (ACI) being calculated according to the following formula:

$ACI = C1 * Nom * (T - T(0))/ 365/ 100\ \%$

where

Nom – the nominal value of one Bond;

C1- the annual interest rate of the first coupon;

T – a current date of Bonds placing;

T(0) – the date when the Bonds start being placed.

The amount of ACI is determined to an approximation of one copeck.

The price for placing the Bonds was determined by the Board of directors of the Company on 09 October 2002 in the amount of 990 roubles (Protocol of the meeting of the Board of directors of 09 October 2002).

The date when the Bonds start being placed and the order of its determination:

The date when the Bonds start being placed shall be determined by the Company after state registration of the Bonds issue, but not earlier than within 2 (two) weeks after disclosure of the information in "Appendix to the Bulletin of the "Federal Commission for the Securities Market" of state registration of the Bonds issue, and providing access to all necessary information of this issue, which shall be disclosed in accordance with the Federal law "Of securities market" and other normative acts of the FCSM.

The information of placing the Bonds shall be published in the "Vedomosty" Newspaper not later than 10 (ten) business days before the date of actual Bonds' placing.

The date when the Bonds finish being placed and the order of its determination:

The date when the Bonds finish being placed is the date earlier the following dates: the fifth business day since the date when the Bonds started being placed; the date of placing the last Bond, but not later than within twelve months since the date of confirmation of the Decision on the Bonds issue.

The date when the Bonds actually start being placed: 05 November 2002
The date when the Bonds actually finish being placed: 05 November 2002

Custodian carrying out central keeping of the Bonds:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: NDC
Location: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky per., Moscow 125009, Russia
The license information

License No.: 177-03431-000100
Date of issue: 4.12.2000
Expires on: no time limits

Issued at: the Federal Commission for the Securities Market
Types of activities: professional depositary license giving the right to carry out depositary activities.

The order of centralized keeping of Bonds:

The Bonds are issued in a documentary form with a certificate for the total volume of the issue, and are subject to centralized keeping by NDC (the Depositary).
The rights for all the issued Bonds shall be certified by one certificate, the sample of which is indicated in the appendix to the Decision of the Bonds issue.
Before the date the Bonds start being placed the Company presents the Certificate to NDC for further keeping.
The Certificate shall not be given to Bondholders. Depositary reporting on deals with Bonds is carried out by NDC acting as a Depositary, and by depositaries being depositors of NDC on deposit accounts on which the Bonds are being discounted.
The order of presenting documents as well as the terms of fulfilment and bases of deals with Bonds shall be governed by the deposit account agreement concluded between the Client (the Depositor) and NDC, and by the terms and conditions of NDC depositary activities, which are available for observation at the Internet page: www.ndc.ru, and/or by the agreements concluded with depositaries being depositors of NDC.
The Depositary shall make a deal with securities of the Clients (depositors) or persons authorized by them, including accounts' trustees, and according to the terms provided by the depositary agreement. The Depositary shall make records on a deposit account of the Client (depositor) only if there are documents being in accordance with the legislation in force, other normative acts and the depositary agreement, which constitute the only basis for making such records.
The basis for making records on a deposit account of the Client (depositor) is:
- instruction by the Client (depositor) or by a person authorized by him, including trustee of the account, which meets the requirements provided by the depositary agreement;
- in case of transfer of rights for securities resulting from deals other than civil and legal deals the basis is the documents certifying transfer of the rights for securities in accordance with the legislation in force and other normative legal acts.

The Depositary shall register facts of exchange of securities belonging to Clients (depositors) by a deposit as well as other rights of third parties in accordance with the rules provided by the depositary agreement.
The rights for securities being kept and/or the rights for which are being counted on the depositary shall be considered transferred since the moment when the Depositary made a corresponding record on a deposit account of the Client (depositor). However, if there is no record on the deposit account, the interested person shall still have an opportunity to prove his/her rights for the securities referring to other evidences.
In order to realize the rights of Clients (depositors) for securities the Depositary is to:
- take all measures provided by Federal laws and other normative acts regarding protection of rights of conscientious purchasers for securities belonging to them, and not to allow the securities to be withdrawn from the conscientious purchasers.
- upon request of the Client (depositor), and in accordance with the depositary agreement, to provide transfer of securities to a deposit account pointed by the Client (depositor) as on this depositary so on any other one.

After the Company has paid off Bonds the Depositary is to:
- write off the Bonds from the deposit accounts
- cease keeping the Bond certificate and settle it.

Terms and conditions of the Bonds placing:

The Bonds placing took place in a section of the share market of the MICEX and in the RTS in accordance with current rules of the MICEX and the RTS.
So, 750 000 Bonds were placed in the section of the MICEX share market, and 750 000 Bonds were placed in the RTS.

Information of enterprises taking part in placing the Bonds (underwriters):

Full name of enterprise: "NOVAYA MOSKVA" joint stock investment and commercial bank (closed joint stock company)
Abbreviated name of enterprise: «NOMOS-BANK" CJSC
Location: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.
Postal address: 3/1, Verkhnyaya Radishchevskaya St., Moscow 109240, Russia.

Full name of enterprise: "Moskovsky Delovoy Mir" Joint Stock Commercial Bank (closed joint stock company)
Abbreviated name of enterprise: MDM-Bank

Location: 3, Sadovnicheskaya St., Moscow 113035, Russia
Postal address: 3, Sadovnicheskaya St., Moscow 113035, Russia

Full name of enterprise: “Vneshtorgbank” (open joint stock company)
Abbreviated name: “Vneshtorgbank” JSC
Location: 16, Kuznetsky most, Moscow 103031, Russia
Postal address: 16, Kuznetsky most, Moscow 107996, Russia

Each Underwriter has placed 500 000 (five hundred thousand) Bonds. The total of Bonds placed by the Underwriters is equal to the total of the Bonds issue.

The terms and conditions of paying off the interest (coupon) income on the Bonds:

Paying off the interest income on the Bonds is made by money in Russian roubles by a written order.
The income on Bonds is the amount of coupon receipts being calculated and paid off for each coupon period, plus a discount as a difference between the cost of paying off (nominal value) and the price for placing the Bond (in case the price for placing Bonds is lower than their determined nominal value).

The Bonds have six coupons.

The date of the coupon period beginning for the first coupon is the date when the Bonds start being placed.
The date of the coupon period beginning for the second coupon is 183rd day since the date when the Bonds start being placed.
The date of the coupon period beginning for the third coupon is 365th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the fourth coupon is 547th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the fifth coupon is 729th day since the date when the Bonds start being placed.
The date of the coupon period beginning for the sixth coupon is 911th day since the date when the Bonds start being placed.
The date of the beginning of each coupon period is the date of the end of previous coupon period.
The date of the end of coupon period of sixth coupon is the date of paying off the Bond.

The Interest rate on coupons is:

first coupon - 18,5 per cent of annual interest;
second coupon - 8,5 per cent of annual interest;
third coupon – 17,0 per cent of annual interest;
fourth coupon – 17,0 per cent of annual interest;
fifth coupon – 16,0 per cent of annual interest;
sixth coupon – 16,0 per cent of annual interest.

Calculation of payments on each coupon for one Bond is made by the following formula:

$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100\%$
where:
j – the ordinal number of the coupon period, j=1,2,3,4,5,6;
Kj – the amount of coupon payment on each Bond;
Nom – the nominal value of each Bond;
Cj – the annual interest rate of j coupon;
T(j -1) – the date of beginning of j coupon period;
T(j) – the date of the end of j coupon period.
The amount of payments for coupons is determined to an approximation of one copeck.

Terms and conditions of paying off the income on Bonds:

Paying off the income on Bonds is made by money in Russian roubles by a written order
Paying off the coupon income on Bonds is made on the date of the end of a coupon period.
Paying off the coupon income on Bonds is made on following dates:
The coupon income on 1 coupon shall be paid on 183 day since the date the Bonds start being placed.
The coupon income on 2 coupon shall be paid on 365 day since the date the Bonds start being placed.
The coupon income on 3 coupon shall be paid on 547 day since the date the Bonds start being placed.
The coupon income on 4 coupon shall be paid on 729 day since the date the Bonds start being placed.
The coupon income on 5 coupon shall be paid on 911 day since the date the Bonds start being placed.
The coupon income on 6 coupon shall be paid at the same time as paying off the Bond, on 1093 day since the date the Bonds start being placed.

If the date of the end of a coupon period is a day off regardless if it is a state day off or one only for business operations, the payment of an amount due shall be made on the first business day following the day off. The Bondholders have no right to demand interest or any other compensation for such a delay in payment.
Paying off the income on Bonds is made by the Financial agent on the instruction from the Company.

The Financial agent paying off the income on the Bonds and the Bonds' redemption:

Full name of enterprise: "National Depositary Centre" Non-commercial Partnership
Abbreviated name of enterprise: "NDC" NP
Location: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia
Postal address: 1/13, Sredny Kislovsky Lane, Moscow 125009, Russia

The Company has the right to appoint additional financial agents and to cancel such appointments. The Company shall publish in the "Vedomosty" Newspaper an official notice of its actions not later than 10 (ten) business days before the date these appointments take place or are cancelled.

The order of paying off on Bonds:

Paying off on the Bonds income is in favour of the Bondholders having these status by the end of the operation day of NDC, preceding the fourth day before the date of paying off the income on the Bonds (herein after referred to as "The date of composing a list of Bondholders to be paid off on the coupon income ").

So, the above-mentioned list of Bondholders includes:

1). Depositors of NDC in case:
- indicated persons are Bondholders;
- indicated persons are empowered by the Bondholders to get money when paying off the income on the Bonds;

2). The Bondholders being Depositors of NDC and having empowered Depositors of NDC counting Bonds belonging to the Bondholders to get money when paying off the coupon income on the Bonds.
It is presumed that subscribed holders being Depositors of NDC are empowered to get money when paying off the coupon income on Bonds. The Depositors of NDC being subscribed holders but not being empowered by their Clients to get money when paying off the coupon income on Bonds shall present to NDC not later than within a business day of NDC preceding the third day before the date of paying of the coupon income on Bonds the list of Bondholders, which shall contain all the following properties indicated in the List of Bondholders to be paid off on the coupon income.
The Bondholder if not being a depositor of NDC may empower Bondholder being a depositor of NDC to get money of receipts and redemption of Bonds.

The list of Bondholders to be paid off on the coupon income:

The available data and/or the data presented by depositors of NDC constitute the List of Bondholders to be paid off on the coupon income, which is to be provided by the Company. The list of Bondholders to be paid off on the coupon income include the following data:
a) full name of enterprise (or a title for non-commercial organizations) of the Bondholder or subscribed holder empowered by the Bondholder to get receipts on paying off Bonds (surname, name and patronymic for a natural person);
б) the quantity of the Bonds registered on the deposit account of the Bondholder or on an interdepositary account of a subscribed Bondholder empowered to get money on paying off Bonds;

в) location and postal address of s Bondholder of a subscribed holder empowered to get money of paying off the Bonds;
c) the properties of the bank account of the Bondholder or a subscribed holder empowered to get money of paying off the Bonds, which are:

- a number of personal bank account;
- name of the bank where the personal account is being operated;
- a correspondent account of the bank where the personal account is being operated;
- location and postal address of the bank;
- an identification code of the bank where the personal account is being operated;

д) an identification number of taxpayer (INN) of the Bondholder or a subscribed holder empowered to get amounts of paying off the income on Bonds;
e) a taxation status of the Bondholder or a subscribed holder empowered to get amounts on paying off the income on Bonds (a resident, a non-resident with a permanent representative office in the Russian Federation, or a non-resident without any permanent representative offices in the Russian Federation etc).
The Bondholder shall independently monitor completeness and actuality of the bank account properties presented by him to NDC. In case the above-mentioned properties are not presented to NDC or presented

unpunctually, they shall be presented to a person required them to be presented and being a Bondholder by the date this request was made. In this case the Company fulfils its duties towards the Bonds on the basis of data provided by NDC.
Not later than the day preceding the second day before the date of paying off the income on Bonds the Company transfers necessary funds to the account of the Financial agent.
On the basis of the List of Bondholders to be paid off on the income on Bonds presented by the Depositary, the Financial agent calculates amounts to be paid off to each Bondholder empowered to get amounts on the Bonds' income.
In case one person is empowered by several Bondholders to get amounts on Bonds' income, such person gets the total amount without dividing into separate Bondholder's payments.
The coupon income on non-placed Bonds shall neither be calculated, nor paid.
The Company's duties to pay off the corresponding coupon income on Bonds are considered to be fulfilled since the moment of withdrawal of capital from an account of the Company and/or from a correspondence account of the Financial agent to cover the coupon income payment in favour of Bondholders.
The fulfilment of obligations on Bonds to a person included in the List of Bondholders to be paid off on the coupaon income shall be considered proper even in case of alienation of Bonds after the date this List was composed.

Current condition of the issue: redemptioned.

4.3. Third issue

Kind, series (type), form and other identification signs of the securities	***Certificated interest bearing non-convertible bearer bonds of A03 series with mandatory centralized custody***
State registration No. of the securities issue, date of state registration of the securities issue, and date of state registration of each additional securities issue (if any)	***4-03-00040-A dated July 14, 2005***
Date of state registration of the securities issue report	***November 03, 2005***
Name(s) of the registration authority (authorities) which effected the state registration of the (additional) securities issue and the state registration of the (additional) securities issue report	***Russian Federal Service for Financial Markets***
Number of the securities of the issue	***3,250,000 securities***
Nominal value of each security of the issue, or reference to the fact that the laws of the Russian Federation do not require this kind of securities to have a nominal value	***1000 rubles***
Total nominal value of the securities issue	***3,250,000,000 rubles***
Rights attaching to each security of the issue	***A Bond owner shall have the right to be paid upon redemption of the Bond within the period indicated for the Bond the nominal value of the Bond specified in clause 4 of the Resolution on the securities issue, clause 2.2 of the securities Prospectus.*** ***A Bond owner shall have the right to be paid interest on the nominal value of the Bond (coupon yield) determined in accordance with clause 9.3 of the Resolution on the securities issue, clause 9.1.2a) of the securities Prospectus.*** ***A Bond owner shall have the right to demand that the Issuer acquire the Bonds in such cases and on such terms and conditions as are provided for in clause 10 of the Resolution on the securities issue, clause 9.1.2e) of the securities Prospectus.*** ***A Bond owner shall have the right to be paid the nominal value of the Bond and interest on the nominal value of the Bond (coupon yield) if the Issuer is wound up, subject to such ranking as is provided for in article 64 of the Civil Code of the Russian Federation.*** ***A Bond owner shall have the right to freely sell or otherwise dispose of the Bond.***

	If the Issuer fails to discharge or properly discharge the Issuer's obligations under the Bonds of the issue, a Bond owner shall have the right to have recourse to the provider of collateral for the Bonds issue. *The provider of collateral for the Bonds issue is:* *IRKUT AviaSTEP closed-joint stock company (ZAO)* *An owner of the collaterized Bond shall have all rights arising out of such collateral. A new collaterized Bond owner (transferee) to whom the title to the collaterized Bond has been transferred shall receive all rights arising out of such collateral.* *Transfer of rights which arose out of the collateral provided without transfer of the title to the Bond shall be null and void.* *A Bond owner shall have the right to be refunded the invested amount if the Bond issue is held not to have taken place or not valid.* *A Bond owner shall have such other rights as are provided for in the laws of the Russian Federation.*
Securities of the A03 issue are certificated securities with mandatory centralized custody:	
Full and abbreviated company names	*Not-profit partnership "The National Depositary Center", NDC*
Location of the Depositary having centralized custody:	*1/13, bld. 4, Sredny Kislovsky Pereulok, Moscow, Russia*
No., issue date and duration of the Depositary's licence for depositary activity, the issuing authority	*License No. 177-03431-000100 of a professional participant in the securities market for depositary activity, issued on December 4, 2000 by Federal Commission on the Securities Market. The duration of the licence is unlimited.*
Procedures and terms of redemption of the securities of the issue	*The Bonds shall be redeemed at nominal value on the date which is the 1,820-th (One thousand eight hundred and twentieth) day from the date of the commencement of the placement of the Bonds (hereinafter referred to as "the Redemption Date").* *If the redemption date falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *Bonds shall be redeemed to persons / entities included by the Depositary on the list of Bond owners and/or Bond holders, for the benefit of Bond owners. A Bond owner who is not a depositor of the Depositary may authorize a Bond holder to be paid coupon yield and Bond redemption amounts.* *It is presumed that Bond holders who are depositors of the Depositary are authorized to be paid Bond coupon yield and Bond redemption amounts. Bond holders who are depositors of the Depositary and/or other persons / entities, who have not been authorized by their clients to be paid Bond coupon yield and Bond redemption amounts, shall, not later than 12 hours 00 minutes (Moscow time) of the day preceding the 2-nd (second) business day before the Bond Redemption Date, submit to the Depositary the list of Bond owners, which list shall contain all details required for inclusion in the list of Bond owners and/or Bond holders, as aforesaid.* *Bonds shall be redeemed for the benefit of Bond owners being such as of the close of the Depositary's transaction day preceding the third business day before the Bond Redemption Date (hereinafter referred to as "the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption").* *Obligations with respect to an owner being such as of the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption shall be deemed properly discharged, also in the case of Bonds disposed of after the Date*

	of compiling the list of Bond owners and/or Bond holders for the purposes of redemption. *If the owner's title to the Bond is recorded by a Bond holder and the Bond holder has been authorized to be paid the Bond redemption amount, then the person / entity authorized to be paid the Bond redemption amounts shall mean the Bond holder.* *If the owner's title to the Bond is not recorded by a Bond holder or the Bond holder has not been authorized by the owner to be paid the Bond redemption amount, then the person / entity authorized to be paid the Bond redemption amounts shall mean the Bond owner.* *The Depositary shall, not later than the 2-nd (second) business day before the Bond Redemption Date, submit to the Issuer and/or the Paying Agent the list of Bond owners and/or Bond holders compiled as of the Date of compiling the list of Bond owners and/or Bond holders for the purposes of redemption, including the following information:* *a) the full name of the person / entity authorized to be paid Bond redemption amounts;* *b) the number of Bonds recorded on the securities account of the person / entity authorized to be paid Bond redemption amounts;* *c) the location and postal address of person / entity authorized to be paid Bond redemption amounts;* *d) the bank account details of person / entity authorized to be paid Bond redemption amounts, including* *- the account No.;* *- the name of the bank where the account is kept;* *- the correspondent account of the bank where the account is kept;* *- the bank identification code (BIK) of the bank where the account is kept;* *e) the taxpayer's identification No. (INN) of person / entity authorized to be paid Bond redemption amounts;* *f) reference to the tax position of person / entity authorized to be paid Bond redemption amounts (resident, non-resident with a permanent representation in the Russian Federation, non-resident without a permanent representation in the Russian Federation, etc.).* *Bond owners, persons / entities authorized by Bond owners, including Bond holders, shall independently verify that the bank account details submitted by them to the Depositary are complete and up-to-date. If the said details are not submitted to the Depositary or are not submitted to the Depositary in a timely manner, such obligations shall be discharged to the person / entity presenting a claim for the discharge of the obligations and being the Bond owner as of the date of presenting such claim. Discharge of Bond obligations by the Issuer shall be based on the Depositary's data, in which case the Issuer's obligations shall be deemed discharged in full and in the proper manner. If the bank account details and other information submitted by the Bond owner and/or the Bond holder or held by the Depositary and required for the Issuer to discharge Bond obligations prevent the paying agent from making timely payment, then such a delay may not be held as a delay in discharging Bond obligations and the Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *The Issuer shall, not later than the 2-nd (second) business day preceding the Bond Redemption Date, transfer the required funds to the paying agent's account.*

	Based on the list of Bond owners and/or Bond holders submitted by the Issuer or the Depositary, the paying agent shall calculate amounts due to be paid to each of the persons / entities specified on the list of Bond owners and/or Bond holders and authorized to be paid the Bond redemption amounts. *On the Bond redemption date the Issuer and/or the paying agent shall pay the amounts due to the accounts of the persons / entities authorized to be paid the Bond redemption amounts and specified on the list of Bond owners and/or Bond holders.* *When one person / entity has been authorized to be paid the Bond redemption amounts by several Bond owners, then such a person / entity shall be paid the total amount without subdivision into amounts due to each of the Bond owners.* *Bonds shall be written off the securities accounts with the Depositary when all Bonds are redeemed upon discharge by the Issuer and/or the paying agent of the Issuer's obligations to pay the amounts due to redeem the Bonds and the coupon yield due for the last coupon period, notice whereof shall be given by the Issuer and/or the paying agent to the Depositary within 1 (one) business day following the date of discharge by the Issuer of the obligations to redeem the Bonds and pay the coupon yield due for the last coupon period.* *When Bonds are redeemed, the coupon yield due for the last coupon period shall be paid too.* *The Certificate shall be cancelled after all Bonds are written off the Depositary securities accounts of the Bond owners and/or Bond holders.*
Amount of Bond interest (coupon) yield Procedures and terms of payment of Bond interest (coupon) yield	*Bond yield shall be paid in money in the currency of the Russian Federation in cashless transactions.* *Yield on Bonds of the issue shall comprise the total of coupon yield accrued and paid for each coupon period and the discount being the difference between the redemption value (the nominal value) and the placement value of the Bond (if the placement value of the Bonds of the issue is lower than the nominal value thereof).* *The Bonds of the issue have ten coupons.* *The coupon period commencement date of the first coupon shall be the date of the commencement of the placement of the Bonds.* *The coupon period commencement date of the second coupon shall be the 182-nd day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the third coupon shall be the 364-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the fourth coupon shall be the 546-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the fifth coupon shall be the 728-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the sixth coupon shall be the 910-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the seventh coupon shall be the 1092-nd day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the eighth coupon shall be the 1274-th day from the date of the commencement of the placement of the Bonds of the issue.* *The coupon period commencement date of the ninth coupon shall be the 1456-th day from the date of the commencement of the placement of the Bonds of the issue.*

	The coupon period commencement date of the tenth coupon shall be the 1638-th day from the date of the commencement of the placement of the Bonds of the issue. *The commencement date of each coupon period is the expiry date of the previous coupon period.* *The coupon period expiry date of the tenth coupon is the Bond redemption date.* *The interest rate for the coupons shall be as follows:* *The interest rate for the first coupon shall be 8.74 per cent per annum as approved by the resolution by the President of OOO IRKUT Corporation, the sole executive body of the Issuer (Order No. 71 dated September 22, 2005). As per clause 9.3 of the Resolution on the securities issue, the interest rate for the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupons of the Bonds shall equal the interest rate for the first coupon.* *The amount of coupon yield for each coupon shall be calculated according to the following formula:* *Kj = Cj*Nom*(T(j) - T(j -1))/(365*100%),* *here* *j is the ordinal number of the coupon, j=1, 2, 3, 4, 5, 6, 7, 8, 9, 10;* *Kj is the amount of coupon yield on each Bond (rubles);* *Nom is the nominal value of one Bond (rubles);* *Cj is the interest rate of the j-th coupon (per cent per annum);* *T(j -1) is the commencement date of the j-th coupon;* *T(j) is the expiry date of the j-th coupon.* *The amount of coupon yield for each coupon shall be calculated to the nearest kopeck (the second digit to the right of the point shall be rounded according the math rounding rules as follows: if the third digit to the right of the point is greater than or equals 5, then the second digit to the right of the point shall be increased by 1; if the third digit to the right of the point is less than 5, then the second digit to the right of the point shall remain unchanged).* *If a coupon yield payment date for any of the coupons of the Bonds falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *Bond yield shall be paid in money in the currency of the Russian Federation in cashless transactions.* *Coupon yield of the Bonds of the issue shall be paid on the coupon period expiry date.* *Coupon yield of the Bonds of the issue shall be paid on the following dates:* *Coupon yield for the 1-st coupon shall be paid on the 182-nd day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 2-nd coupon shall be paid on the 364-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 3-rd coupon shall be paid on the 546-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 4-th coupon shall be paid on the 728-th day from the date of the commencement of the placement of the Bonds of the issue.*

	Coupon yield for the 5-th coupon shall be paid on the 910-th day from the date of the commencement of the placement of the Bonds of the issue. *Coupon yield for the 6-th coupon shall be paid concurrently with redemption of the Bonds on the 1092-nd day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 7-th coupon shall be paid concurrently with redemption of the Bonds on the 1274-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 8-th coupon shall be paid concurrently with redemption of the Bonds on the 1456-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 9-th coupon shall be paid concurrently with redemption of the Bonds on the 1638-th day from the date of the commencement of the placement of the Bonds of the issue.* *Coupon yield for the 10-th coupon shall be paid concurrently with redemption of the Bonds on the 1820-th day from the date of the commencement of the placement of the Bonds of the issue.* *If a coupon period expiry date of the Bonds falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A Bond owner shall have no right to demand accrued interest or any other compensation for such a delay in payment.* *Bond yield shall be paid by the Paying Agent as instructed by the Issuer. The functions of the Paying Agent shall be performed by the following entity:* *The full company name of the entity: Not-profit partnership "The National Depositary Center"* *The abbreviated company name: NDC* *Located at: 1/13, Sredny Kislovsky Pereulok, Moscow, 125009, Russia* *Postal address: 1/13, Sredny Kislovsky Pereulok, Moscow, 125009, Russia* *Yield on the Bonds of the issue shall be paid for the benefit of Bond owners being such as of the close of the NDC's transaction day preceding the fourth day before the date of payment of yield on the Bonds of the issue (hereinafter referred to as "the Date of compiling the list of Bond holders for the purposes of coupon yield payment").* *<u>This list of Bond holders shall include:</u>* *1). NDC depositors if* - *such persons / entities are owners of the Bonds of the issue;* - *such persons / entities have been authorized by the owners of the Bonds of the issue to be paid coupon yield on the Bonds of the issue;* *2). Bond owners who are not NDC depositors and have not authorized NDC depositors keeping records of the bonds of such owners to be paid coupon yield on the Bonds of the issue;* *It is presumed that nominal holders who are NDC depositors are authorized to be paid Bond coupon yield. NDC depositors who are nominal holders and have not been authorized by their*

	clients to be paid Bond coupon yield shall, not later than the close of the NDC's transaction day preceding the third day before Bond coupon yield payment date, submit to NDC the list of Bond owners, which list shall contain all details specified below in the List of Bond holders for the purposes of coupon yield payment. *A Bond owner who is not an NDC depositor may authorize a Bond holder who is an NDC depositor to be paid Bond yield and Bond redemption amounts.* *Based on the details available and/or submitted by depositors the NDC shall compile the List of Bond holders for the purposes of coupon yield payment and submit such list to the Issuer. The List of Bond holders for the purposes of coupon yield payment shall include the following information:* *a) the full company name of the entity (or the name of the non-profit entity, or the full name of the natural person) being the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts;* *b) the number of Bonds recorded on the securities account of the owner or the interdepositary account of the nominal holder of the Bonds authorized by the owner to be paid Bond redemption amounts;* *c) the location and postal address of the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts;* *d) the bank account details of the Owner or the nominal holder authorized by the owner to be paid Bond redemption amounts, including* *- the client's bank account No.;* *- the name of the bank where the client's account is kept;* *- the correspondent account of the bank where the client's account is kept;* *- the location and postal address of the bank;* *- the bank identification code (BIK) of the bank where the client's account is kept;* *e) the taxpayer's identification No. (INN) of the Owner or the nominal holder authorized by the owner to be paid Bond yield;* *f) the tax position of the Owner or the nominal holder authorized by the owner to be paid Bond yield (resident, non-resident with a permanent representation in the Russian Federation, non-resident without a permanent representation in the Russian Federation, etc.).* *Holders shall independently verify that bank account details submitted by them to the NDC are complete and up-to-date. If the said details are not submitted to the NDC or are not submitted to the NDC in a timely manner, such obligations shall be discharged to the person / entity presenting a claim for the discharge of the obligations and being the Bond owner as of the date of presenting such claim. Discharge of Bond obligations by the Issuer shall be based on the NDC data.* *The Issuer shall, not later than the day preceding the second day before the Bond yield payment date, transfer the required funds to the paying agent's account.* *Based on the list of Bond holders for the purposes of coupon yield payment submitted by the Depositary, the Paying Agent shall calculate amounts due to be paid to each of the Bond holders authorized to be paid Bond yield.* *On the Bond yield payment date the Paying Agent shall pay the amounts due to the accounts of Bond holders for the benefit of Bond owners.* *When one person / entity has been authorized to be paid the*

	Bond yield by several Bond owners, then such a person / entity shall be paid the total amount without subdivision into amounts due to each of the Bond owners. ***No coupon yield shall accrue or be paid on Bonds that have not been placed.*** ***The Issuer's obligation to pay respective coupon yield on Bonds shall be deemed discharged upon debiting the amount due from the Issuer's account and/or the Paying Agent's correspondent account in payment of coupon yield to Bond holders.*** ***Bond obligations with respect to a person / entity included in the List of Bond holders for the purposes of coupon yield payment shall be deemed properly discharged, also in the case of bonds disposed of after the date of compiling such list.***
Kind of collateral provided	**Suretyship (information on the Issuer's surety and the terms of the collateral for the discharge of obligations under the A03 series Bond is provided in clauses 8.4 and 8.5 of this report).**

V. Financial information

Indices of the financial and economic activities of the Company

The dynamics of the indices, characterizing the profitability and unprofitableness of the Company

Indices description	2004	2005	2006	2007	3d Q 2008	2008	1st Q 2009	2d Q 2009
Revenue, thousand rubles	18 542 300	7 987 464	16 882 501	30 877 789	11 510 137	31 242 811	3 405 050	13 344 700
Gross profit, thousand rubles	7 534 731	3 578 592	6 927 169	9 735 069	2 530 189	9 704 037	1 657 080	5 789 550
Gross profit (retain income (uncovered loss), thousand rubles	841 239	(725 197)	1 138 358	3 899 125	(3 906 467)	315 702	(4 028 554)	23 969
Profitability of own capital, %	16	(16,6)	15,05	72,97	(53,82)	2,75	(52,82)	0,21
Assets profitability, %	3,3	(2,21)	2,74	7,44	(6,6)	4,1	(54,69)	0,03
Gross profit index, %	(25,36)	(9,08)	6,74	12,63	(33,9)	1,01	(118,31)	0,18
Product profitability (sales), %	24,40	10,45	14,94	15,86	(24,68)	9,79	(31,61)	13,37
Capital turnover	0,13	0,37	0,72	1,07	0,34	0,71	0,07	0,3
Amount of uncovered loss on the reported date, thousand rubles	0	0	0	0	0	0	0	0
Ratio of the uncovered loss on the reported date and balanced currency, %	0	0	0	0	0	0	0	0

The indices dynamics, characterizing the liquidity of the Company:

Indices description	2004	2005	2006	2007	3d Q 2008	2008	1st Q 2009	2d Q 2009
Own floating assets, thousand roubles	(5 660 151)	(6 209 335)	(2 765 402)	(1 072 114)	(6 903 616)	(3 266 633)	(8 831 119)	(5 348 149)

Net fixed assets index	2.08	2,54	1,37	1,1	1,96	1,29	2,17	1,49
Current liquidity ratio	1.77	1,88	4,12	1,7	1,79	1,90	2,16	1,83
Fast liquidity ratio	1.15	1,0	0,91	0,93	0,86	1,27	1,3	1,18
Equity-assets ratio		0,13	0,18	0,22	0,51	0,15	0,10	0,15

The factors influencing on the changing the amount of the revenue Company from production, works, services and the profit (loss) of the Company from the new activity

Indices description	**Level of influence on changing the amount of the receipts and profits form the main activity, %**							
	2004	**2005**	**2006**	**2007**	**3d Q 2008**	**2008**	**1 st Q 2009**	**2d Q 2009**
Inflation influence	1	2	1	2	5	2	3	0
Changes in foreign exchange rates	20	22	25	10	10	80	60	60
Decisions of the government bodies	0	0	0	0	0	0	0	0
Other factors, including:	79	76	74	90	85	18	47	40
Concluding new contracts	24	22	25	60	25	10	0	0
Changing of the situation in the money-market	5	8	4	5	5	5	10	10
Growth of demand for the defense technology due to changes of the situation in the world armament market	50	46	45	25	55	3	0	0
Total:	**100**	**100**	**100**	**100**	**100**	**100**	**100**	**100**

The cost structure to produce and realize all production of the Company

Cost description	**3dQ 2008**	**2008**	**1stQ 2009**	**1stQ 2009**
Raw materials and parts, %	6,30	6,60	6,93	7,50
Purchased components, semi-manufactured, %	48,33	48,83	40,62	45,32
Manufacturing works and services, executed by outside organizations, %	3,20	3,46	2,26	3,90
Fuel, %	1,38	1,52	1,67	1,23
Power, %	0,29	0,30	0,42	0,38
Labour costs, %	10,56	10,90	11,36	12,90
Interest on credit, %				
Rent, %	0,11	0,17	0,06	0,15
Allocations for social requirments, %	2,72	2,61	3,07	3,40

Amortization of fixed assets, %	3,32	3,38	3,6	3,92
Taxes, included into the production cost, %	0,19	0,18	0,05	0,40
Other costs, total, % including: amortization of the intangible assets, % remuneration for rationalization proposal, % obligatory insurance payment, % hospitality expenditures, % other, %	23,59 0,21 - 0,32 0,03 23,03	22,02 0,20 - 0,34 0,03 21,45	29,95 0,18 - 0,30 0,02 29,45	20,90 0,19 0,01 0,53 0,02 20,15
Total: expenditures for production and sale of the production (works, services), %	100	100	100	100

Fixed assets

30.09.2008

Name of the fixed asset group	Original (replacement) cost of the fixed assets, thousand roubles	Value of the accrual amortization, thousand roubles
Buildings	3 794 917	1 599 871
Machinery and equipment	4 818 421	2 071 956
Transportation	431 116	139 601
Manufacturing and organizational stock	97 989	50 403
Furniture	1 201 933	826 187
Perrenial plantations	7	-
Others	106 558	52

31.12.2008

Name of the fixed asset group	Original (replacement) cost of the fixed assets, thousand roubles	Value of the accrual amortization, thousand roubles
Buildings	3 801 312	1 591 238
Machinery and equipment	5 067 198	2 208 695
Transportation	432 792	150 771
Manufacturing and organizational stock	102 071	54 028
Furniture	1 391 358	909 755
Perrenial plantations	-	-
Others	106 558	52

31.03.2009

Name of the fixed asset group	Original (replacement) cost of the fixed assets, thousand roubles	Value of the accrual amortization, thousand roubles
Buildings	3 916 532	1 612 119
Machinery and equipment	5 256 247	2 368 454
Transportation	440 369	159 707
Manufacturing and organizational stock	106 592	59 126

Furniture	1 468 662	971 759
Perrenial plantations	7	-
Others	106 558	52

30.06.2009

Name of the fixed asset group	Original (replacement) cost of the fixed assets, thousand roubles	Value of the accrual amortization, thousand roubles
Buildings	3 922 384	1 634 031
Machinery and equipment	5 578 696	2 525 812
Transportation	441 787	169 079
Manufacturing and organizational stock	109 413	62 943
Furniture	1 520 610	1 042 495
Perrenial plantations	7	-
Others	106 557	52

Results of the last re-estimation of the fixed assets and long-term leasable assets for the last 5 financial years, preceding account period:

NN	Group of the fixed assets	Total costs before the re-estimation, rubles	Depreciated (excluding amortization) cost before the re-estimation, rubles	Date of the performing of the re-estimation	Total costs after the re-estimation, rubles	Depreciated (excluding amortization) cost after the re-estimation, rubles
1	Own fixed assets	*1 731 560 794*	*862 484 193*	*31.12.2001*	*4 399 876 056*	*1 985 969 621*
2	Special rigging	-	-	*31.12.2001*	*430 815 957*	*430 815 957*
3	Fixed assets, rented	*11 830 306*	*8 241 291*	*31.12.2001*	*31 062 195*	*21 235 459*
	TOTAL:	***1 743 391 100***	***870 725 485***	***31.12.2001***	***4 861 754 208***	***2 438 021 037***

The date of performing the re-estimation: 31.12.2001.
The total balance cost of the fixed assets, before the re-estimation: 1 743 391 100 rubles.
The depreciated (excluding wearing) cost of the fixed assets before the re-estimation: 870 725 485 rubles.
The total balance cost of the fixed assets, taking into account the re-estimation: 4 861 754 208 rubles
The depreciated (excluding wearing) cost of the fixed assets, taking into account the re-estimation: 2 438 021 037 rubles.
The method of performing the re-estimation: the method of performing the re-estimation of the fixed assets is using of the Program and information complex "STOF 2.1 Bookkeeper", developed by the SRI of the Statistics of Goscomstat of Russia with the assistance of "CodeInfo", JSC according to the factors of the Goscomstat of Russia.

Charge of the fixed assets of the Company as for 30.09.2008:

Charge description	Object	Date of origin	Validity period	Hypothecation value, rubles
Pledge	Plant and equipment	29.11.2006	01.02.2010	46 992 177,04
Pledge	Plant and equipment	09.05.2007	15.04.2010	12 470 230,94
Pledge	Plant and equipment	30.06.2006	26.02.2010	40 693 346,24
Pledge	Plant and equipment	20.02.2006	20.02.2009	144 271 279,42
Pledge	Plant and equipment	20.02.2006	20.02.2009	216 406 919,13

Charge of the fixed assets of the Company as for 31.03.2009:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Pledge	Plant and equipment	21.11.2006	01.02.2010	46 992 177,04
Pledge	Plant and equipment	09.05.2007	15.04.2010	12 470 230,94
Pledge	Plant and equipment	30.06.2006	26.02.2010	40 693 346,24
Pledge	Plant and equipment	20.02.2006	26.03.2010	148 274 000,89
Pledge	Plant and equipment	20.02.2006	20.03.2010	267 411 001,34

Charge of the fixed assets of the Company as for 30.06.2009:

Charge description	Object	Time of the appearance of the charges	Validity period	Hypothecation value, rubles
Pledge	Plant and equipment	29.11.2006	01.02.2010	46 992 177,04
Pledge	Plant and equipment	09.05.2007	15.04.2010	12 470 230,94
Pledge	Plant and equipment	30.06.2006	26.02.2010	40 693 346,24
Pledge	Plant and equipment	20.02.2006	26.03.2010	148 274 000,89
Pledge	Plant and equipment	20.02.2006	20.03.2010	267 411 001,34
Pledge	Plant and equipment	27.05.2009	05.12.2013	284 474 999,41

The intangible assets of the Company:

30.09.2008

№	Groupe of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 802	314 067
2	Exclusive right of the author or other right holder to use the program for computers and database	15 153	12 060
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	231	103
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	450	435
Total, thousand roubles		*1 019 636*	*326 665*

31.12.2008

№	Groupe of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 802	326 916

2	Exclusive right of the author or other right holder to use the program for computers and database	8 444	5 728
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	231	84
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	596	586
Total, thousand roubles		*1 013 073*	*333 340*

31.03.2009

№	Groupe of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 775	339 765
2	Exclusive right of the author or other right holder to use the program for computers and database	8 444	6 009
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of goods origin and firm-name	231	116
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	346	341
Total, thousand roubles		*1 012 823*	*346 231*

30.06.2009

№	Groupe of the intangible assets	Total cost	Value of the accrual amortization
1	Exclusive right of the patent holder for the invention, industrial standard, utility model	1 003 802	352 614
2	Exclusive right of the author or other right holder to use the program for computers and database	8 444	6 290
3	Exclusive right of the author or other right holder to use the patent	-	-
4	Exclusive right for the trade mark, service mark, mane of place of	231	122

	goods origin and firm-name		
5	Possessing of know-how, secrete formula or the process, information of the production, commerce or scientific experience.	-	-
6	Other	346	346
Total, thousand roubles		*1 012 823*	*359 372*

Intangible assets accounting is performed in accordance with the Regulation on business accounting RAS 14/2000 "Intangible assets accounting", approved by the Order of the RF Ministry of Finance of October 16, 2000 No 91n.

Financial investments of the Company

The total amount of the financial investments of the Company as for 30.09.2008: ***4 344 677 thousand rubles.***
The total amount of the financial investments of the Company as for 31.12.2008:***4 471 838 thousand rubles.***
The total amount of the financial investments of the Company as for 31.03.2009: ***8 128 428 thousand rubles.***
The total amount of the financial investments of the Company as for 30.06.2009: ***6 398 322 thousand rubles.***

List of the financial investments of the Company, which are 10 and more percent of the finance investments as for 30.09.2008:

Investments in equity securities:

Type of securities	***Shares***
Full and Abbreviated name of the Issuer	***Open Joint Stock Company "Yakovle Design Bureau", "OKB named after Yakovlev", JSC***
Location	***Russia, 125315, Moscow, Leningradsky prospect, 68***
The State registration number of the issues of the equity secutities	***1-01-00860-A (ordinary) 2-01-00860-A (privileged)***
Date of the State registration of the equity securities	***17.03.2004***
The registration bodies, performed the issues registration of the equity securities	***FSFM of the Russian Federation***
Part of the Issuer's shares, which are in ownership of the Company	***75,46% Ordinary – 1 271 304 shares Privileged – 70 090 shares***
Total balance value of the Issuer's shares, which are in ownership of the Company	***1 680 002 087,42 rubles***
The amount of the stated dividend on ordinary shares (if there are no any information on amount of the stated dividend on ordinary shares this year, the information on stated dividen for the previous year is indicated)	***There were no any payments on ordinary dividends in 2007***

List of the financial investments of the Company, which are 10 and more percent of the finance investments as for 31.12.2008:

Investments in equity securities:

Type of securities	***Shares***
Full and Abbreviated name of the Issuer	***Open Joint Stock Company "Yakovle Design Bureau", "OKB named after Yakovlev", JSC***

Location	***Russia, 125315, Moscow, Leningradsky prospect, 68***
The State registration number of the issues of the equity secutities	***1-01-00860-A (ordinary)*** ***2-01-00860-A (privileged)***
Date of the State registration of the equity securities	***17.03.2004***
The registration bodies, performed the issues registration of the equity securities	***FSFM of the Russian Federation***
Part of the Issuer's shares, which are in ownership of the Company	***75,46%*** ***Ordinary – 1 271 304 shares*** ***Privileged – 70 090 shares***
Total balance value of the Issuer's shares, which are in ownership of the Company	***1 680 002 087,42 rubles***
The amount of the stated dividend on ordinary shares (if there are no any information on amount of the stated dividend on ordinary shares this year, the information on stated dividen for the previous year is indicated)	***There were no any payments on ordinary dividends in 2007 and 2008***

List of the financial investments of the Company, which are 10 and more percent of the finance investments as for 31.03.2009:

Investments in equity securities:

Type of securities	***Shares***
Full and Abbreviated name of the Issuer	***Open Joint Stock Company "Yakovle Design Bureau",*** ***"OKB named after Yakovlev", JSC***
Location	***Russia, 125315, Moscow, Leningradsky prospect, 68***
The State registration number of the issues of the equity secutities	***1-01-00860-A (ordinary)*** ***2-01-00860-A (privileged)***
Date of the State registration of the equity securities	***17.03.2004***
The registration bodies, performed the issues registration of the equity securities	***FSFM of the Russian Federation***
Part of the Issuer's shares, which are in ownership of the Company	***75,46%*** ***Ordinary – 1 271 304 shares*** ***Privileged – 70 090 shares***
Total balance value of the Issuer's shares, which are in ownership of the Company	***1 680 002 087,42 rubles***
The amount of the stated dividend on ordinary shares (if there are no any information on amount of the stated dividend on ordinary shares this year, the information on stated dividen for the previous year is indicated)	***There were no any payments on ordinary dividends in 2007 and 2008***

List of the financial investments of the Company, which are 10 and more percent of the finance investments as for 30.06.2009:

Investments in equity securities:

Type of securities	***Shares***
Full and Abbreviated name of the Issuer	***Open Joint Stock Company "Yakovle Design Bureau",*** ***"OKB named after Yakovlev", JSC***
Location	***Russia, 125315, Moscow, Leningradsky prospect, 68***
The State registration number of the issues of the equity	***1-01-00860-A (ordinary)***

secutities	***2-01-00860-A (privileged)***
Date of the State registration of the equity securities	***17.03.2004***
The registration bodies, performed the issues registration of the equity securities	***FSFM of the Russian Federation***
Part of the Issuer's shares, which are in ownership of the Company	***75,46%*** ***Ordinary – 1 271 304 shares*** ***Privileged – 70 090 shares***
Total balance value of the Issuer's shares, which are in ownership of the Company	***1 680 002 087,42 rubles***
The amount of the stated dividend on ordinary shares (if there are no any information on amount of the stated dividend on ordinary shares this year, the information on stated dividen for the previous year is indicated)	***There were no any payments on ordinary dividends in 2007 and 2008***

Type of securities	***Shares***
Full and Abbreviated name of the Issuer	***Open Joint Stock Company "Nijegorodskiy Aviation Plant "Sokol",*** ***"NAP "Sokol", JSC***
Location	***Russia, 603035, Nijniy Novgorod, Chaadaeva str., 1***
The State registration number of the issues of the equity securities	***1-01-10694-E (ordinary)*** ***2-02-10694E (privileged)***
Date of the State registration of the equity securities	***02.11.2006***
The registration bodies, performed the issues registration of the equity securities	***FSFM of the Russian Federation***
Part of the Issuer's shares, which are in ownership of the Company	***22%***
Total balance value of the Issuer's shares, which are in ownership of the Company	***754 828 942,5 rubles***
The amount of the stated dividend on ordinary shares (if there are no any information on amount of the stated dividend on ordinary shares this year, the information on stated dividen for the previous year is indicated)	***There were no any payments on ordinary dividends in 2007 and 2008***

Information about the amount of the potential losses, related to the bankruptcy of the organizations (enterprises), to which the investments were provided, accordingly to each type of the above mentioned investments:

The losses are improbable and are limited by the costs of investments.

The Company assets are not allocated in the deposit or other bank accounts of other Credit organizations, which licenses were suspended or withdrawn, and also in the case if the decision of the reorganization, closing down of such credit organization was made, beginning of the bankruptcy procedure or if such organization were declared bankrupts.

The potential losses, accordingly to the Company estimation of the finance investments, showed in the accounting reports of the Company, are improbable and are limited by the costs of investments.

Credit history of the Company

Obligation	Creditor (lender)	Principal debt	Credit period/ Maturity date	Delay in execution
Credit	Vneshtorgbank	60 000 000 US dollars	22.01.04	no delay
Credit	Vneshtorgbank	60 000 000 US dollars	22.01.04	no delay
Credit	Savings bank N 2229/2745-6	1 017 242 058,79 roubles	01.06.04	no delay
Credit	Rosbank	60 000 000 US dollars	30.06.04	no delay
Credit	Savings bank N 7014	70 000 000 US dollars	30.12.05	no delay

Credit	Savings bank № 7013	101 000 000 US dollars	06.04.06	no delay
Credit	Savings bank N 7007	60 000 000 US dollars	26.10.06	no delay
Credit	Savings bank №7053	115 000 000 US dollars	20.11.06	no delay
Credit	Savings bank №7054	45 000 000 US dollars	29.12.06	no delay
Credit	Savings bank №7202	30 000 000 US dollars	21.12.07	no delay
Credit	Savings bank №7203	50 000 000 US dollars	21.12.07	no delay
Credit	Savings bank №7201	160 000 000 US dollars	24.12.07	no delay
Credit	Savings bank №7223	163 300 000 US dollars	28.12.07	no delay
Credit	Savings bank №7123	130 000 000 US dollars	28.12.07	no delay
Credit	VTB Bank N 1806	80 000 000 US dollars	02.08.08	no delay
Credit	Mosnarbank Singapore	19 275 000 US dollars	20.11.08	no delay
Credit	MMB N 060/58/07-CJSC UniCreditBank	20 000 000 US dollars	13.02.09	no delay
CLN	Market borrowing	125 000 000 US dollars	10.04.09	no delay
Credit	Alfa-Bank N 102424	20 000 000 US dollars	17.04.09	no delay
Credit	Savings bank №7101	45 000 000 US dollars	29.12.09	no delay
Credit	VTB Bank Europe plc.	65 000 000 US dollars	06.03.10	no delay
Bonded debt	Market borrowing	3 250 000 000 roubles	16.09.10	no delay
Credit	Savings bank N7283	250 000 000 US dollars	24.12.10	no delay
Credit	Savings bank №7102	45 000 000 US dollars	23.12.10	no delay
Credit	Alfa-Bank N 108076	55 000 000 US dollars	31.03.11	no delay
Credit	Savings bank N 7193	135 000 000 US dollars	07.03.12	no delay
Credit	Savings bank № 7194	125 000 000 US dollars	21.06.12	no delay
Credit	BSGV 081016/12156	30 000 000 US dollars	16.10.2009	no delay
Credit	Unicreditbank, CJSC	22 000 000 US dollars	12.02.2010	no delay
Credit	Savings bank N 7285	42 529 982 US dollars	12.04.2010	no delay
Credit	Savings bank N 7284	165 000 000 US dollars	18.09.2013	no delay

The Company obligations, provided by the third parties

Index	3d Q 2008	2008	1st Q 2009	2d Q 2009
Total amount of the obligations of the Company of the provided security to the third parties, thousand roubles	13 561	83 253 764	108 526	117 455
Total amount of the obligations of the third parties,	13 561	83 253 764	108 526	117 455

which The Company provided to the third parties security, including loan or guarantee, thousand roubles				

Information about the amount of the account receivable

On 30.09.2008 the accounts receivable of the Company is **17 217 664** ***thousand roubles***

The structure of the account receivable of the Company on 30.09.2008

Type of the account receivable	**Term of payment**	
	Up to 1 year	**More than 1 year**
Customers and clients, thousand roubles	2 638 065	
including overdue payment, thousand roubles		X
Notes payable, thousand roubles		
including overdue payment, thousand roubles		X
Shareholder's account receivable for payments to the capital stoch, thousand roubles		
including overdue payment, thousand roubles		X
Given advances, thousand rubles	11 321 951	
including overdue payment, thousand roubles		X
Other debtors, thousand rubles	3 175 666	81 982
including overdue payment, thousand roubles		X
Total, thousand rubles	17 135 682	81 982
including total overdue payment, thousand roubles		X

On 31.12.2008 the accounts receivable of the Company is 22 552 586 thousand roubles

The structure of the account receivable of the Company on *31.12.2005*.

Type of the account receivable	**Term of payment**	
	Up to 1 year	**More than 1 year**
Customers and clients, thousand roubles	10 999 306	
including overdue payment, thousand roubles		X
Notes payable, thousand roubles		
including overdue payment, thousand roubles		X
Shareholder's account receivable for payments to the capital stoch, thousand roubles		
including overdue payment, thousand roubles		X
Given advances, thousand rubles	9 215 317	
including overdue payment, thousand roubles		X
Other debtors, thousand roubles	2 255 331	82 632
including overdue payment, thousand roubles		X
Total, thousand rubles	22 469 954	82 632
including total overdue payment, thousand roubles		X

On 31.03.2009 the accounts receivable of the Company is 22 922 232 thousand roubles

The structure of the account receivable of the Company on ***31.03.2009***

Type of the account receivable	Term of payment	
	Up to 1 year	**More than 1 year**
Customers and clients, thousand roubles	5 396 447	
including overdue payment, thousand roubles		X
Notes payable, thousand roubles		
including overdue payment, thousand roubles		X
Shareholder's account receivable for payments to the capital stoch, thousand roubles		
including overdue payment, thousand roubles		X
Given advances, thousand rubles	14 103 837	
including overdue payment, thousand roubles		X
Other debtors, thousand roubles	3 339 276	82 672
including overdue payment, thousand roubles		X
Total, thousand rubles	22 839 560	82 672
including total overdue payment, thousand roubles		X

On 30.06.2009 the accounts receivable of the Company is 34 719 111 thousand roubles

The structure of the account receivable of the Company on ***30.06.2009***

Type of the account receivable	Term of payment	
	Up to 1 year	**More than 1 year**
Customers and clients, thousand roubles	12 306 402	
including overdue payment, thousand roubles		X
Notes payable, thousand roubles		
including overdue payment, thousand roubles		X
Shareholder's account receivable for payments to the capital stoch, thousand roubles		
including overdue payment, thousand roubles		X
Given advances, thousand rubles	14 628 680	
including overdue payment, thousand roubles		X
Other debtors, thousand roubles	7 458 236	325 793
including overdue payment, thousand roubles		X
Total, thousand roubles	34 393 318	325 793
including total overdue payment, thousand roubles		X

Information about formation and use of the reserve fund, and also about other funds of the Company

Name of the Fund	*Reserve fund*							
	2004	**2005**	**2006**	**2007**	**30.09. 2008**	**2008**	**31.03. 2009**	**30.06. 2009**
The fund amount, established by the constitutive documents	5% of the Authorized Capital of the Company							
The fund amount in money terms, as for the date of the report quarter finishing and in	33 881 thousand rubles, 1,29% of the Authorize	75 943 thousand rubles, 2,58% of the Authorize	75 943 thousand rubles, 2,58% of the Authorize	132 028 thousand rubles, 4,5% of the Authorize	146 720 thousand rubles, 5% of the Authorize	146 720 thousand rubles, 5% of the Authorize	146 720 thousand rubles, 5% of the Authorize	146 720 thousand rubles, 5% of the Authorize

percents of the of the Authorized Capital of the Company	d Capital	d Capital	d Capital	d Capital	d Capital	d Capital	d Capital	d Capital
The fund allocation amount during the report quarter	*6 542*	*42 062*	-	*56 085*	-	-	-	-
The fund assets amount, used during the report quarter and the target of usage of this asset	-	-	-	-	-	-	-	-

Affiliated persons' list

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

I. Affiliated persons' list by the date 30.09.2008

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
1	*2*	*3*	*4*	*5*	*6*
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is the Chairman of the Board of Directors of the Company*	*24.06.2005*	*0,014*	*0,014*
Arutunov Nikolay Bagratovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Veprev Aleskandr Alekseevich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*20.06.2008* *06.09.2004*	-	-
Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Demchenko Oleg Fedorovich	*Russia, Moscow*	*- The person is the sole executive body of the Company* *- The person is the member of the Board of Directors of the Company* *- The person is the Chairman of the Board of the Company*	*24.06.2005* *24.06.2005* *24.06.2005*	-	-
Kovalkov Vladimir Vasilievich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*24.06.2005* *06.09.2004*	*0,000001*	*0,000001*
Lyamtsev Eugeniy Vladimirovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Slivchenko Andrey Andreevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.06.2008*	-	-

Chemezov Sergey Viktorovich	Russia, Moscow	The person is the member of the Board of Directors of the Company	24.06.2005	-	-
Belov Anatoliy Georgievich	Russia, Moscow	- The person is the member of the Board of the Company	03.10.2007	-	-
Dolzhenkov Nikolay Nikolaevich	Russia, Moscow	The person is the member of the Board of the Company	06.09.2004	-	-
Eliseev Dmitry Anatolievich	Russia, Moscow	The person is the member of the Board of the Company	25.11.2004	-	-
Kobzev Viktor Anatolievich	Russia, Taganrog	The person is the member of the Board of the Company	06.09.2004	-	-
Medvedev Aleksandr Alekseevich	Russia, Moscow	The person is the member of the Board of the Company	03.10.2007	-	-
Sautov Vladimir Nilovich	Russia, Moscow	The person is the member of the Board of the Company	06.09.2004	-	-
Smekhov Sergey Konstantinovich	Russia, Moscow	The person is the member of the Board of the Company	06.09.2004	-	-
Chirikov Vladimir L'vovich	Russia, Moscow	The person is the member of the Board of the Company	25.11.2004	-	-
Close Joint Stock Company "ITELA"	Russia, 152920, the Yaroslav Region, Rybinsk, Boulevard Pobedy, 5	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity	12.11.2001	-	-
Close Joint Stock Company "BETA AIR"	Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity	14.02.1996	-	-
Close Joint Stock Company "Techservisavia"	Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, building1	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person	27.07.1998	-	-
Non-governmental Pension Fund "IRKUT"	Russia, 664020, Irkutsk, Novatorov str., 3	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	01.11.1994	-	-
Open Joint Stock Company "Taganrog aviation scientific and technical complex named after Beriev"	Russia, 347923, the Rostov Region, Taganrog, Aviatorov square, 1	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person	16.12.1994	-	-
Open Joint Stock Company "Hydroaviasalon"	Russia, 353470, the Krasnodar Region,Gelendjic, Solnechnaya str., 3	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	15.11.1995	-	-

Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, B. Molchanovka str., 30/7, building.2*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*01.07.2002*	-	-
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prospekt, 68*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*20.04.2004*	-	-
Limited Liability Company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, Aviastroiteley str., 4A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*17.03.2004*	-	-
Limited Liability Company "Irkut – StankoService"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company "Irkut – TNP"	*Russia, 664020, Irkutsk, Novatorov str., 11A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*26.08.2004*	-	-
Limited Liability Company "Printing-office "Irkut"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company "Network company "Irkut"	*Russia, 664020, Irkutsk, Aviastroiteley str., 28A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*28.05.2004*	-	-
Limited Liability Company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*07.07.2004*	-	-
Limited Liability Company "Irkut-TEKS"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*17.05.2004*	-	-
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the*	*16.02.2004*	-	-

		legal entity			
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya str., 13, building 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*24.05.2004*	-	-
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse, 6 rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*25.02.2005*	-	-
Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*03.10.2006*	-	-
Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*26.01.2007*	*80,90*	*80,90*
Close Joint Stock Company "IRKUT Injiniring"	*Russia, 125315, Moscow, Leningradskiy prospect, 68*	*The Joint Stock Company has the right to deal with more than 20% of the authorized capital of the legal entity*	*28.05.2008*	-	-

Changes in Irkut Corporation's Affiliated persons list during the period from 01.07.2008 to 30.09.2008

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
1	The reason for affiliated person has been appeared	28.05.2008	01.07.2008

Information on Affiliated person before changing					
The person was not affiliated					
Information on Affiliated person after changing					
Closed Joint Stock Company "IRKUT Injiniring"	Russia, 125315, Moscow, Leningradskiy prospect, 68	The Joint Stock Company has the right to deal with more than 20% of the authorized capital of the legal entity	28.05.2008	-	-

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

II. Affiliated persons' list by the date 31.12.2008

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
1	2	3	4	5	6
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is the Chairman of the Board of Directors of the Company*	*24.06.2005*	*0,014*	*0,014*
Arutunov Nikolay Bagratovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Veprev Aleskandr Alekseevich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*20.06.2008* *06.09.2004*	-	-
Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Demchenko Oleg Fedorovich	*Russia, Moscow*	*- The person is the sole executive body of the Company* *- The person is the member of the Board of Directors of the Company* *- The person is the Chairman of the Board of the Company*	*24.06.2005* *24.06.2005* *24.06.2005*	-	-
Kovalkov Vladimir	*Russia, Irkutsk*	*- The person is the member of the Board of*	*24.06.2005*	*0,000001*	*0,000001*

Vasilievich		*Directors of the Company - The person is the member of the Board of the Company*	*06.09.2004*		
Lyamtsev Eugeniy Vladimirovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Slivchenko Andrey Andreevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.06.2008*	-	-
Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Belov Anatoliy Georgievich	*Russia, Moscow*	*- The person is the member of the Board of the Company*	*03.10.2007*	-	-
Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Kobzev Viktor Anatolievich	*Russia, Taganrog*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Medvedev Aleksandr Alekseevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*03.10.2007*	-	-
Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Chirikov Vladimir L'vovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Close Joint Stock Company "ITELA"	*Russia, 152920, the Yaroslav Region, Rybinsk, Boulevard Pobedy, 5*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*12.11.2001*	-	-
Close Joint Stock Company "BETA AIR"	*Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*14.02.1996*	-	-
Close Joint Stock Company "Techservisavia"	*Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, building1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*27.07.1998*	-	-
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the*	*01.11.1994*	-	-

		authorized capital of the legal entity			
Open Joint Stock Company "Taganrog aviation scientific and technical complex named after Beriev"	Russia, 347923, the Rostov Region, Taganrog, Aviatorov square, 1	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity	16.12.1994	-	-
Open Joint Stock Company "Hydroaviasalon"	Russia, 353470, the Krasnodar Region,Gelendjic, Solnechnaya str., 3	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	15.11.1995	-	-
Close Joint Stock Company "IRKUT AviaSTEP"	Russia, 121069, Moscow, B. Molchanovka str., 30/7, building.2	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity	01.07.2002	-	-
Open Joint Stock Company "Yakovlev Design Bureau"	Russia, 125315, Moscow, Leningradsky prospekt, 68	The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity	20.04.2004	-	-
Limited Liability Company "Irkut – Remstroy"	Russia, 664020, Irkutsk, Novatorov str., 3	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	29.04.2004	-	-
Limited Liability Company Fitness center "Irkut – Zenit"	Russia, 664020, Irkutsk, Aviastroiteley str., 4A	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	17.03.2004	-	-
Limited Liability Company "Irkut – StankoService"	Russia, 664020, Irkutsk, Novatorov str., 3	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	29.04.2004	-	-
Limited Liability Company "Irkut – TNP"	Russia, 664020, Irkutsk, Novatorov str., 11A	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	26.08.2004	-	-
Limited Liability Company "Printing-office "Irkut"	Russia, 664020, Irkutsk, Novatorov str., 3	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	29.04.2004	-	-
Limited Liability Company "Network company "Irkut"	Russia, 664020, Irkutsk, Aviastroiteley str., 28A	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	28.05.2004	-	-
Limited Liability Company "Irkut-Avtotrans"	Russia, 664020, Irkutsk, Novatorov str., 3	The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity	07.07.2004	-	-
Limited Liability	Russia, 664020,	The Joint Stock Company	17.05.2004	-	-

Company "Irkut-TEKS"	*Irkutsk, Novatorov str., 3*	*has the right to deal with more than 20 % of the authorized capital of the legal entity*			
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*16.02.2004*	-	-
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya str., 13, building 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*24.05.2004*	-	-
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse, 6 rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*25.02.2005*	-	-
Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*03.10.2006*	-	-
Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*26.01.2007*	*80,90*	*80,90*
Close Joint Stock Company "IRKUT Injiniring"	*Russia, 125315, Moscow, Leningradskiy prospect, 68*	*The Joint Stock Company has the right to deal with more than 20% of the authorized capital of the legal entity*	*28.05.2008*	-	-

There were no changes in the Affiliated pesrons list since 01.10.2008 till 31.12.2008

III. Afiliated persons' list by the date 31.03.2009

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
1	2	3	4	5	6
Fedorov Aleksey Innokentievich	*Russia, Moscow*	*The person is the Chairman of the Board of Directors of the Company*	*24.06.2005*	*0,014*	*0,014*
Arutunov Nikolay Bagratovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*25.06.2007*	-	-
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Veprev Aleskandr Alekseevich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*20.06.2008* *06.09.2004*	-	-
Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Demchenko Oleg Fedorovich	*Russia, Moscow*	*- The person is the sole executive body of the Company* *- The person is the member of the Board of Directors of the Company* *- The person is the Chairman of the Board of the Company*	*24.06.2005* *24.06.2005* *24.06.2005*	-	-
Kovalkov Vladimir Vasilievich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*24.06.2005* *06.09.2004*	*0,000001*	*0,000001*
Lyamtsev Eugeniy Vladimirovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	-	-
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Slivchenko Andrey Andreevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.06.2008*	-	-

Chemezov Sergey Viktorovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	-	-
Belov Anatoliy Georgievich	*Russia, Moscow*	*- The person is the member of the Board of the Company*	*03.10.2007*	-	-
Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Kobzev Viktor Anatolievich	*Russia, Taganrog*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Medvedev Aleksandr Alekseevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*03.10.2007*	-	-
Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Chirikov Vladimir L'vovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Close Joint Stock Company "ITELA"	*Russia, 152920, the Yaroslav Region, Rybinsk, Boulevard Pobedy, 5*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*12.11.2001*	-	-
Close Joint Stock Company "BETA AIR"	*Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*14.02.1996*	-	-
Close Joint Stock Company "Techservisavia"	*Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, building1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*27.07.1998*	-	-
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*01.11.1994*	-	-
Open Joint Stock Company "Taganrog aviation scientific and technical complex named after Beriev"	*Russia, 347923, the Rostov Region, Taganrog, Aviatorov square, 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*16.12.1994*	-	-
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, the Krasnodar Region,Gelendjic, Solnechnaya str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*15.11.1995*	-	-

Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, B. Molchanovka str., 30/7, building.2*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*01.07.2002*	-	-
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prospekt, 68*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*20.04.2004*	-	-
Limited Liability Company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, Aviastroiteley str., 4A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*17.03.2004*	-	-
Limited Liability Company "Irkut – StankoService"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company "Irkut – TNP"	*Russia, 664020, Irkutsk, Novatorov str., 11A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*26.08.2004*	-	-
Limited Liability Company "Printing-office "Irkut"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company "Network company "Irkut"	*Russia, 664020, Irkutsk, Aviastroiteley str., 28A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*28.05.2004*	-	-
Limited Liability Company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*07.07.2004*	-	-
Limited Liability Company "Irkut-TEKS"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*17.05.2004*	-	-
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the*	*16.02.2004*	-	-

		legal entity			
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya str., 13, building 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*24.05.2004*	-	-
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse, 6 rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*25.02.2005*	-	-
Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*03.10.2006*	-	-
Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*26.01.2007*	*80,90*	*80,90*
Close Joint Stock Company "IRKUT Injiniring"	*Russia, 125315, Moscow, Leningradskiy prospect, 68*	*The Joint Stock Company has the right to deal with more than 20% of the authorized capital of the legal entity*	*28.05.2008*	-	-

There were no changes in the Affiliated pesrons list since 01.01.2009 till 31.03.2009

Affiliated persons' list by the date 30.06.2009

Issuer's ID:
ITN: 3807002509
OGRN: 1023801428111

Affiliated person's name	The location of the legal entity; place of residence of the natural person (only by approbation of the natural person)	Grounds	Effective date	Equity stake of ordinary shares	Equity stake of shares in the company's charter capital
1	*2*	*3*	*4*	*5*	*6*
Fedorov Aleksey	*Russia, Moscow*	*The person is the Chairman of the Board*	*24.06.2005*	-	-

Innokentievich		*of Directors of the Company*			
Isaikin Anatoliy Petrovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*22.06.2009*	*-*	*-*
Bezverkhniy Valeriy Borisovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	*-*	*-*
Veprev Alexander Alekseevich	*Russia, Irkutsk*	*- The person is the member of the Board of Directors of the Company* *- The person is the member of the Board of the Company*	*20.06.2008* *06.09.2004*	*0,0000003*	*0,0000003*
Vlasov Vadim Igorevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	*-*	*-*
Demchenko Oleg Fedorovich	*Russia, Moscow*	*- The person is the sole executive body of the Company* *- The person is the member of the Board of Directors of the Company* *- The person is the Chairman of the Board of the Company*	*24.06.2005* *24.06.2005* *24.06.2005*	*-*	*-*
Mikhailov Vladimir Sergeevich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*22.06.2009*	*-*	*-*
Lyamtsev Eugeniy Vladimirovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*20.03.2006*	*0,03*	*0,03*
Pogosyan Mikhail Aslanovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*24.06.2005*	*-*	*-*
Petrov Maksim Valer'evich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*22.06.2009*	*-*	*-*
Romanovskiy Roman Viktorovich	*Russia, Moscow*	*The person is the member of the Board of Directors of the Company*	*22.06.2009*	*-*	*-*
Belov Anatoliy Georgievich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*03.10.2007*	*-*	*-*
Dolzhenkov Nikolay Nikolaevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	*-*	*-*
Eliseev Dmitry Anatolievich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	*-*	*-*
Kobzev	*Russia, Taganrog*	*The person is the*	*06.09.2004*	*-*	*-*

Viktor Anatolievich		*member of the Board of the Company*			
Medvedev Alexander Alekseevich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*03.10.2007*	-	-
Sautov Vladimir Nilovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Smekhov Sergey Konstantinovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*06.09.2004*	-	-
Chirikov Vladimir L'vovich	*Russia, Moscow*	*The person is the member of the Board of the Company*	*25.11.2004*	-	-
Kovalkov Vladimir Vasil'evich	*Russia, Irkutsk*	*The person if the member of the Board of the Company*	*06.09.2004*	-	-
Close Joint Stock Company "ITELA"	*Russia, 152920, the Yaroslav Region, Rybinsk, Boulevard Pobedy, 5*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*12.11.2001*	-	-
Close Joint Stock Company "BETA AIR"	*Russia, 347922, the Rostov Region, Taganrog, Shmidt str., 16*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*14.02.1996*	-	-
Close Joint Stock Company "Techservisavia"	*Russia, 125047, Moscow, 1st Tverskaya-Yamskaya str., 6, building1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*27.07.1998*	-	-
Non-governmental Pension Fund "IRKUT"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*01.11.1994*	-	-
Open Joint Stock Company "Taganrog aviation scientific and technical complex named after Beriev"	*Russia, 347923, the Rostov Region, Taganrog, Aviatorov square, 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*16.12.1994*	-	-
Open Joint Stock Company "Hydroaviasalon"	*Russia, 353470, the Krasnodar Region,Gelendjic, Solnechnaya str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*15.11.1995*	-	-
Close Joint Stock Company "IRKUT AviaSTEP"	*Russia, 121069, Moscow, B. Molchanovka str., 30/7, building.2*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the*	*01.07.2002*	-	-

		legal entity			
Open Joint Stock Company "Yakovlev Design Bureau"	*Russia, 125315, Moscow, Leningradsky prospekt, 68*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*20.04.2004*	-	-
Limited Liability Company "Irkut – Remstroy"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company Fitness center "Irkut – Zenit"	*Russia, 664020, Irkutsk, Aviastroiteley str., 4A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*17.03.2004*	-	-
Limited Liability Company "Irkut – StankoService"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company "Irkut – TNP"	*Russia, 664020, Irkutsk, Novatorov str., 11A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*26.08.2004*	-	-
Limited Liability Company "Printing-office "Irkut"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*29.04.2004*	-	-
Limited Liability Company "Network company "Irkut"	*Russia, 664020, Irkutsk, Aviastroiteley str., 28A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*28.05.2004*	-	-
Limited Liability Company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*07.07.2004*	-	-
Limited Liability Company "Irkut-TEKS"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*17.05.2004*	-	-
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*16.02.2004*	-	-
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya*	*The Joint Stock Company has the right to deal with more than*	*24.05.2004*	-	-

	str., 13, building 1	*20 % of total voting power, fallen to the voting shares of the legal entity*			
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse, 6 rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*25.02.2005*	-	-
Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the legal entity*	*03.10.2006*	-	-
Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal entity*	*26.01.2007*	*80,90*	*80,90*
Close Joint Stock Company "IRKUT Injiniring"	*Russia, 125315, Moscow, Leningradskiy prospect, 68*	*The Joint Stock Company has the right to deal with more than 20% of the authorized capital of the legal entity*	*28.05.2008*	-	-
Limited Liability Company "Irkut-Avtotrans"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*07.07.2004*	-	-
Limited Liability Company "Irkut-TEKS"	*Russia, 664020, Irkutsk, Novatorov str., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*17.05.2004*	-	-
Limited Liability Company Sanatorium-preventorium "Irkut"	*Russia, 664020, Irkutsk, Ukrainskaya str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*12.04.2004*	-	-
Non-profit company "Gagarin Culture Center"	*Russia, 664020, Irkutsk, Makarenko str., 6*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*16.02.2004*	-	-
Close Joint Stock Company "Irkut Industry"	*Russia, 129626, Moscow, Novoalexeevskaya str., 13, building 1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the*	*24.05.2004*	-	-

		voting shares of the legal person			
Limited Liability Company "Energocentr "Irkut"	*Russia, 664020, Irkutsk, Novatorovstr., 3*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*20.07.2004*	-	-
Joint Stock Company (reductive type) "Beriev Irkut Seaplane S.A.S."	*France, 31000 Toulouse,6 rue de Toul, RCS 449 072 685*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*25.02.2005*	-	-
Limited Liability Company Hotel Complex "ORION"	*Russia, 664020, Irkutsk, Sibirskih partisan str., 20A*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*18.05.2005*	-	-
Joint Stock Company (reductive type) "EADS Irkut Seaplane S.A.S."	*France, 75016, Paris, boulevard de Mantmarens, 37*	*The Joint Stock Company has the right to deal with more than 20 % of the authorized capital of the Company*	*03.10.2006*	-	-
Joint Stock Company "United Aircraft Corporation"	*Russia, 101000, Moscow, Ulanskiy per., 22, bld.1*	*The Joint Stock Company has the right to deal with more than 20 % of total voting power, fallen to the voting shares of the legal person*	*26.01.2007*	*80,90*	*80,90*
Close Joint Stock Company "IRKUT Injiniring"	*Russia, 125315, Moscow, Leningradskiy prospect, 68*	*The Joint Stock Company has the right to deal with more than 20% of the authorized capital of the legal entity*	*28.05.2008*	-	-

Changes in Irkut Corporation's Affiliated persons list during the period from 01.04.2009 to 30.06.2009

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
1	The person lost one of the reason to be affiliated person	22.06.2009	22.06.2009

Information on Affiliated person before changing					
Slivchenko Andrey Andreevich	Russia, Moscow	- The person is the member of the Board of Directors of the Company	20.06.2008	-	-
Information on Affiliated person after changing					
The person is not affiliated					

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
2	The person lost one of the reason to be affiliated person	22.06.2009	22.06.2009

Information on Affiliated person before changing					
Arutunov Nikolay Bagratovich	Russia, Moscow	- The person is the member of the Board of Direcotrs of the Company	25.06.2007	-	-
Information on Affiliated person after changing					
The person is not affiliated					

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
3	The person lost one of the reason to be affiliated person	22.06.2009	22.06.2009

Information on Affiliated person before changing					
Kovalkov Vladimir Vasil'evich	Russia, Irkutsk	- The person is the member of the Board of Direcotrs of the Company - The person is the member of the Board of the Company	24.06.2005 06.09.2003	-	-
Information on Affiliated person after changing					
Kovalkov Vladimir Vasil'evich	Russia, Irkutsk	-The person is the member of the Board of the Company	06.09.2004	-	-

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
4	The person lost one of the reason to be affiliated person	22.06.2009	22.06.2009

Information on Affiliated person before changing					
Chemezov Sergey Viktorovich	Russia, Moscow	- The person is the member of the Board of Direcotrs of the Company	24.06.2005	-	-
Information on Affiliated person after changing					
The person is not affiliated					

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
5	The reason for affiliated person has been appeared	22.06.2009	22.06.2009

Information on Affiliated person before changing					
The person is not affiliated					
Information on Affiliated person after changing					
Petrov Maksim Valer'evich	Russia, Moscow	- The person is the member of the Board of the Company	22.06.2009	-	-

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
6	The reason for affiliated person has been appeared	22.06.2009	22.06.2009

Information on Affiliated person before changing					
The person is not affiliated					
Information on Affiliated person after changing					
Isaikin Anatoliy Petrovich	Russia, Moscow	- The person is the member of the Board of Directors of the Company	22.06.2009	-	-

NN	Content of Change	Date of change	Date of alteration in Affiliated

			persons list
7	The reason for affiliated person has been appeared	22.06.2009	22.06.2009

Information on Affiliated person before changing					
The person is not affiliated					
Information on Affiliated person after changing					
Mikhailov Vladimir Sergeevich	Russia, Moscow	- The person is the member of the Board of Directors of the Company	22.06.2009	-	-

NN	Content of Change	Date of change	Date of alteration in Affiliated persons list
8	The reason for affiliated person has been appeared	22.06.2009	22.06.2009

Information on Affiliated person before changing					
The person is not affiliated					
Information on Affiliated person after changing					
Romanovskiy Roman Viktorovich	Russia, Moscow	- The person is the member of the Board of Directors of the Company	22.06.2009	-	-

Calculation of the estimation of the net asset value

Calculation of the estimation of the net asset value of Irkut Corporation

Name of Parameter	At the end of the accounting period (RUR thousand) **30.09.2008**	At the end of the accounting period (RUR thousand) **31.12.2008**	At the end of the accounting period (RUR thousand) **31.03.2009**	At the end of the accounting period (RUR thousand) **30.06.2009**
I. Assets				
1. Fictitious assets	692 970	679 733	653 451	653 451
2. Fixed assets	5 762 871	5 986 750	6 245 042	6 245 042
3. Incompleted construction	1 095 015	1 143 455	1 483 421	1 483 421
4. Profitable investments in tangible assets				0
5. Long-term and short-term financial investments <1>	4 344 677	4 471 838	6 398 322	6 398 322
6. Other fixed assets <2>	3 878 936	4 310 544	5 157 412	2 502 083
7. Reserves	21 944 483	18 666 103	20 250 479	20 250 479
8. Value added tax for acquired values	1 297 950	1 948 745	1 834 340	1 834 340
9. Debit indebtedness <3>	17 217 664	22 552 586	34 719 111	34 719 111
10. Financial assets	2 776 903	17 153 277	2 815 803	2 815 803
11. Other receivables	105	105	105	105
12. Total assets included in calculations (sum of parameters 1-11)	**59 011 574**	**76 913 136**	**79 557 486**	**76 902 157**
II. Liabilities				
13. Long-term obligations for loans and credits	25 491 919	30 079 883	30 340 275	30 340 275
14. Other long-term obligations <4>, <5>	1 213 097	2 654 235	3 547 310	3 547 310
15. Short-term obligations for loans and credits	256 688	1 035 630	5 075 698	5 075 698
16. Credit indebtedness	24 388 251	31 188 904	28 300 774	28 300 774
17. Indebtedness on income payments to participants (constitutors)	5 460	5 688	5 609	5 609
18. Reserves for deferred charges	398 836	469 304	608 039	608 039
19. Other short-term obligations <5>	0	0	0	0
20. Total liabilities included in calculations (sum of parameters 13-19)	**51 754 251**	**65 433 644**	**67 877 705**	**67 877 705**
21. Net asset value of the joint-stock company (total assets included in calculations (it. 12) minus total of liabilities include in calculations (it. 20)).	**7 257 323**	***11 479 492***	**11 679 781**	**9 024 452**

<1> Except for the included into actual expenses cost of redemption of stock from shareholders.
<2> Including the amount of deferred tax actives.
<3> Except for indebtedness of participants (constitutors) on contributions into the charter capital.
<4> Including the amount of the deferred tax liabilities.
<5> In the information on the size of other long-term and short-term obligations the amounts of reserves created in the established order in connection to contingent liabilities and with discontinuantion of activities are presented.

Security Form for Stock Exchange

(for "MICEX Stock Exchange")

July 29, 2008

1.General information

1.1.	Full name of the Issuer, according to the Charter	Joint Stock Company "Scientific and Production Corporation "Irkut"
1.2.	Person in charge of the Declarant	Logacheva Olga Anatolevna Head of the Division
1.3.	Telephone of the Declarant	(495) 777-21-01
1.4.	Fax of the Declarant	(495) 777-21-01
1.5.	E-mail of the Declarant	info@irkut.com
1.6.	Web-site of the Declarant	http://www.ikut.com

2. Information about the paying agent

2.1.	Full name of the paying agent, according to the Charter	
2.2.	Contact person of the paying agent	
2.3.	Position of contact person of the paying agent	
2.4.	Telephone of paying agent	
2.5.	Fax of paying agent	
2.6.	E-mail of paying agent	

3. Information on organization, exercising functions of the seller of securities in distributing at CJSC "MICEX Stock Exchange"

3.1.	Full name of organization (s), exercising functions of the seller (s) of securities in distributing at CJSC "MICEX Stock Exchange"	
3.2.	Contact person of organization (s), exercising functions of the seller (s) of securities in distributing at CJSC "MICEX Stock Exchange"	
3.3.	Position of contact	



	person of organization (s), exercising functions of the seller (s) of securities in distributing at CJSC "MICEX Stock Exchange"	
3.4.	Telephone of organization (s), exercising functions of the seller (s) of securities in distributing at CJSC "MICEX Stock Exchange"	
3.5.	Fax of organization (s), exercising functions of the seller (s) of securities in distributing at CJSC "MICEX Stock Exchange"	
3.6.	E-mail of organization (s), exercising functions of the seller (s) of securities in distributing at CJSC "MICEX Stock Exchange"	

4. Information of financial consultant

4.1.	Full name of financial consultant	Financial consultant was not engaged
4.2.	Contact person of finantial consultant	
4.3.	Position of contact person of financial consultant	
4.4.	Telephone of financial consultant	
4.5.	Fax of financial consultant	
4.6.	E-mail of financial consultant	

5. Main characteristics of the security

5.1.	Sort and type of the security	Ordinary registered uncertificated share
5.2.	Nominal valut of the security	3 (three) rubles
5.3.	Form of issuing	Uncertificated registered
5.4.	Date of State registration of the security	15.08.02

5.5.	State registration number of the security	1-03-00040-A
5.6.	Unique registration code of the issue (series, tranche) – if any	
5.7.	Serial number of the issue	3
5.8.	Quantity of securities and total amount of the issue	978 131 612 (shares) 2 934 394 836 (rubles)
5.9.	Start date of share placing	23.08.2002
5.10.	Expiry date of share placing or way of its determination	23.08.2002
5.11	Price of share placing and way of its determination	Shares were placed by means of conversion, the price is not pointed for such way of placing
5.12.	Maturity date***	
5.13.	Maturity of shares	

5.14.	Coupon period***	Start date of coupon period	Expiry date of coupon period	Duration of coupon period (in days)	Amount of profit on coupon (in % and in rubles)	Date of payment for coupon	Fixing date of shareholder's list

5.15.	Term of suspension and renewal of securities circulation at CJSC "MICEX Stock Exchange"		For (day) (in accordance with emission documents)	Date of suspension and renewal of circulation
		Suspension of circulation for coupon payment		
		Renewal of circulation		
		Trading halt during redemption		

5.16.	Yield formula		
5.17.	Accumulated coupon income formula		
5.18.	Redemption data	Redemption date	Redemption price

6. Information on the Issuer

6.1.	Full name according to the Charter	Joint Stock Company "Scientific and production corporation "Irkut"
6.2.	Abbreviated name according to ther Charter	"Irkut Corporation", JSC

6.3.	Date of state registration of legal person (in case of registration legal person before July 1, 2002)	13.10.1992
6.4.	Certificate number of state registragion of legal person (in case of registration legal person before July 1, 2002)	1177
6.5.	Date of USRLE notice	12.09.2002
6.6.	PSRN	1023801428111
6.7.	ITN	3807002509
6.8.	Field of activity	55.23
6.9.	RNNBO Code	07504910
6.10.	Bank details of the Issuer	
	Full name of the bank	Joint-Stock commercial Savings bank of the Russian Federation (Joint Stock Company)
	Abbreviated name of the bank	Savings Bank, JSC
	KPP	771701001
	KPP 2 (for the largest taxpayers)	997850001
	BIC	044525225
	Operating account	40702810100020106331
	Correspondent account	30101810400000000225
6.11.	Size of the Charter capital	2 934 394 836 (rubles)
6.12.	Amount of shareholders (participants)	1094
6.13.	Share of voting stocks	100%
6.14.	Share of federal owned stocks (%, units)	0% 0
6.15.	Name of the head of the Issuer	Demchenko Oleg Fedorovich
6.16.	Appointment	President
6.17.	Name of the Chairmain of the Board of Directors	Fedorov Aleksey Innokentevich Chairman of the Board of Directors
6.18.	Telephone of the Issuer	(495) 777-21-01
6.19.	Fax of the Issuer	(495) 777-21-01
6.20.	E-mail of the Issuer	info@irkut.com
6.21.	Web-site of the Issuer	http://www.irkut.com
6.22.	Legal address	129626, Moscow, Novoalekseevskaya str., 13, bld.1
6.23.	Post address	125315, Moscow, Leningradskiy prospect, 68, p/o 88
6.24.	Full name of the person, responsible for contacts with CJSC "MICEX Stock Exchange"	Logacheva Olga Anatolevna
6.25.	Position of the person, responsible for contacts	Head of the Division of Finance managemeng department

	with CJSC "MICEX Stock Exchange"	
6.26.	Telephone of the person, responsible for contacts with CJSC "MICEX Stock Exchange"	(495) 777-21-01, ext. 75-12
6.27.	Fax of the person, responsible for contacts with CJSC "MICEX Stock Exchange"	(495) 777-21-01, ext. 74-74
6.28.	E-mail of the person, responsible for contacts with CJSC "MICEX Stock Exchange"	Logacheva@irkut.com

7. Information on the issues of securities

4.1. Total amount of shares:

	Quantity	Rubles
Ordinary	978 131 612	2 934 394 836
Privileged	0	0
Total (amount of charter capital)		2 934 394 836

4.2. Total amount of the registered share issues:

	Event	Registration date of the Issue	State registration number	Quantity of the shares in the issue		Nominal value
				Ordinary	Privilleged	
1.	Primary issue	11.03.1993	34-1P-0223	690 875	0	0,8
2.	Second issue	15.03.1999	1-02-00040-A	790 361 000	0	0,8
3.	Third issue	15.08.2002	1-03-00040-A	791 081 875	0	3
4.	Additional issue (001-D)	06.02.2004	1-03-00040-A	87 894 653	0	3
5.	Additional issue (002-D)	29.09.2005	1-03-00040-A	99 185 084	0	3
Total amount of outstanding shares				978 131 612	0	

8. Information on the Registrar

8.1.	Full and short name, according to the Charter	Joint Stock Company "Registrator "R.O.S.T."; "Registrator R.O.S.T.", JSC
8.2.	Abbreviated name of the Registrar	"Registrator R.O.S.T.", JSC
8.3.	Number of the licence, issued by the authorized federal executive body	10-000-1-00264
8.4.	Licence date	03.12.2002

8.5.	Expiration date of the licence	
8.6.	ITN	7726030449
8.7.	Full name of the head of the Registrar	Jiznenko Oleg Mikhailovich
8.8.	Appointment	General director
8.9.	Legal address	107996, Moscow, Stromynka str., 18, bld.13
8.10.	Post address	107996, Moscow, Stromynka str., 18, bld.13
8.11.	Details of the agreement, concluded with the Registrar	
	Number of the agreement	2614
	Date of the conclusion of the agrrement	21.09.2005
8.12.	Bank details of the Registrar	
	Full name of the bank	Closed Joint Stock Company "Raiffeisenbank"
	Abbreviated name of the bank	"Raiffeisenbank", CJSC
	KPP Code	771801001
	BIC	044525700
	Operating account	40701810700001401238
	Correspondent account	30101810200000000700
8.13.	Contact telephone	(495) 771-73-32
8.14.	Fax	(495) 771-73-34
8.15.	E-mail	rost@rrost.ru

Vice-president
on corporate finance Eliseev D.A.

Corporate Behavior Report

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

3d Q 2008

NN	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors	Observed fully	The Irkut Corporation Charter, clause 18, item 18.6 (approved by General shareholders meeting, Minutes № 20 dated 06.07.2004); General shareholder meeting Minutes № 27 dated 06.07.2007, Moscow
2.	There should be at least 1 independent director in the board of directors of the issuer, which have to meet the following requirements: - is not an officer or employee of the issuer at the moment of election and within 1year preciding the election; - is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; - is not a spouse, parents, childs, brothers or sisters of the officers of the issuer; - is not an affiliated person of the issuer, except for members of the issuer's Board of Director; - is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; - is not a state representative, i.e. representatives of the Russian Federation or constituent of the Russian Federation in the board of directors of stock companies in respect of which there is a decision about using the special right ("gold share"), and persons, elected to the board of	Observed fully	Corporate Code of Conduct of "Irkut Corporation", JSC Clause 4, item 4.3, General shareholders meeting Minutes № 20 dated 06.07.2004 Independent directors: Chemezov S.V. Arutunov N.B. Lyamtsev E.V. Vlasov V.I. Pogosyan M.A. Fedorov A.I. Slivchenko A.G. Bezverkhniy V.B.

	directors among the candidates, promoted by the Russian Federation and constituent of the Russian Federation or municipal unit if such members of the board of directors vote on the basis of written directive (direction etc.) of constituent of the Russian Federation of municipal unit accordingly.		
3.	The board of directors should form a committee headed by independent director with the next exclusive functions: appreciation candidates to auditor, review of auditor's report, evaluation of the efficiency of the procedures of internal control of the issuer and preparing of proposals for its improvement (audit committee). Audit committee should be composed only of the members of the board of directors, who are not the sole executive bodies and (or) members of the board. The assessment of the auditor's report, prepared by the audit committee, should be presented as a material to annual shareholder's meeting.	Observed fully	The Board of Directors meeting Minutes № 1 dated 20.06.2008, Moscow The chairman of the commitee on audit, information and relations with shareholders: Vlasov V.I. (independent director) The members of the committee: Pogosyan M.A. (independent director) Veprev A.A. The Committee's functions are determined by Regulation of the Committee on audit, information and relations with shareholders of the Board of Directors of "Irkut Corporation", JSC, clause 2 (approved by the Board of Directors, Minutes N 3, 17.10.2006)
4.	There might be obligations in internal documents for the members of the board of directors, members of the board, the person acting as the sole executive body, particulary managing organization and its officials to disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter of Irkut Corporation, clause 18, item 18.5; Regulation on information policy, item 3.8. (approved by the Board of Directors meeting, Minutes N 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and its transactions, which are not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Regulation on information policy,clause 9

6.	The board of directors of the issuer should approve the document, determinative internal control of the financial and economic activity of the Company. Separate department should control this activity and inform Audit Committee about violations.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors meeting, Minutes № 6, dated 11.01.2005) Order "About changes in staff schedule", N 162 of 07.06.2005 (the Department of internal audit is added to the staff schedule)

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

4th Q 2008

NN	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors	Observed fully	The Irkut Corporation Charter, clause 18, item 18.6 (approved by General shareholders meeting, Minutes № 20 dated 06.07.2004); General shareholders meeting Minutes № 27 dated 27.06.2008, Moscow
2.	There should be at least 1 independent director in the board of directors of the issuer, which have to meet the following requirements: - is not an officer or employee of the issuer at the moment of election and within 1year preciding the election; - is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; - is not a spouse, parents, childs, brothers or sisters of the officers of the issuer; - is not affiliated person of the issuer, except for members of the issuer's Board of Directors; - is not liable under any agreements to receive property (acquire financial	Observed fully	Corporate Code of Conduct of "Irkut Corporation", JSC Clause 4, item 4.3 (approved by General shareholders meeting Minutes № 20 dated 06.07.2004) Independent directors: Chemezov S.V. Arutunov N.B. Lyamtsev E.V. Vlasov V.I. Pogosyan M.A. Fedorov A.I. Slivchenko A.G. Bezverkhniy V.B.

	resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; - is not a state representative, i.e. representatives of the Russian Federation or constituent of the Russian Federation in the board of directors of stock companies in respect of which there is a decision about using the special right ("gold share"), and persons, elected to the board of directors among the candidates, promoted by the Russian Federation and constituent of the Russian Federation or municipal unit if such members of the board of directors vote on the basis of written directive (direction etc.) of constituent of the Russian Federation of municipal unit accordingly.		
3.	The board of directors should form a committee headed by independent director with the next exclusive functions: appreciation candidates to auditor, review of auditor's report, evaluation of the efficiency of the procedures of internal control of the issuer and preparing of proposals for its improvement (audit committee). Audit committee should be composed only of the members of the board of directors, who are not the sole executive bodies and (or) members of the board. The assessment of the auditor's report, prepared by the audit committee, should be presented as a material to annual shareholder's meeting.	Observed fully	The Board of Directors meeting Minutes № 1 dated 20.06.2008, Moscow The chairman of the commitee on audit, information and relations with shareholders: Petrov M.V. (independent director) The members of the committee: Pogosyan M.A. (independent director) Veprev A.A. The Committee's functions are determined by Regulation of the Committee on audit, information and relations with shareholders of the Board of Directors of "Irkut Corporation", JSC, Clause 2 (approved by the Board of Directors, Minutes N 3, 17.10.2006)
4.	There might be obligations in internal documents for the members of the board of directors, members of the board, the person acting as the sole executive body, particulary managing	Observed fully	The Charter of Irkut Corporation, clause 18, item 18.5; Regulation on information

	organization and its officials to disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.		policy, item 3.8. (approved by the Board of Directors meeting, Minutes N 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and its transactions, which are not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Regulation on information policy,clause 9
6.	The board of directors of the issuer should approve the document, determinative internal control of the financial and economic activity of the Company. Separate department should control this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors meeting, Minutes № 6, dated 11.01.2005); Order N 162k dated 07.06.2005 "About changes in staff schedule" (the Department of internal audit is added to the staff schedule)

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

1st Q 2009

NN	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors	Observed fully	The Irkut Corporation Charter, clause 18, item 18.6 (approved by General shareholder meeting, Minutes № 20 dated 06.07.2004); General shareholders meeting Minutes № 27 dated 27.06.2008, Moscow
2.	There should be at least 1 independent director in the board of directors of the issuer, which have to meet the following requirements: - is not an officer or employee of the issuer at the moment of election and within 1year preciding the election;	Observed fully	Corporate Code of Conduct of "Irkut Corporation", JSC Clause 4, item 4.3 (approved by General shareholders meeting Minutes № 20 dated

	- is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; - is not a spouse, parents, childs, brothers or sisters of the officers of the issuer; - is not affiliated person of the issuer, exept for members of the issuer's Board of Director; - is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; - is not a state representative, i.e. representatives of the Russian Federation or constituent of the Russian Federation in the board of directors of stock companies in respect of which there is a decision about using the special right ("gold share"), and persons, elected to the board of directors among the candidates, promoted by the Russian Federation and constituent of the Russian Federation or municipal unit if such members of the board of directors vote on the basis of written directive (direction etc.) of constituent of the Russian Federation of municipal unit accordingly.		06.07.2004) Independent directors: Arutunov N.B. Lyamtsev E.V. Vlasov V.I.
3.	The board of directors should form a committee headed by independent director with the next exclusive functions: appreciation candidates to auditor, review of auditor's report, evaluation of the efficiency of the procedures of internal control of the issuer and preparing of proposals for its improvement (audit committee). Audit committee should be composed only of the members of the board of directors, who are not the sole executive bodies and (or) members of the board. The assessment of the auditor's report, prepared by the audit committee, should be presented as a material to annual shareholder's meeting.	Observed fully	The Board of Directors meeting Minutes № 1 dated 20.06.2008, Moscow The chairman of the commitee on audit, information and relations with shareholders: Vlasov V.I. (independent director) The members of the committee: Pogosyan M.A. Veprev A.A. The Committee's functions are determined by Regulation of the Committee on audit,

			information and relations with shareholders of the Board of Directors of “Irkut Corporation”, JSC, Clause 2 (approved by the Board of Directors, Minutes N 3, 17.10.2006)
4.	There might be obligations in internal documents for the members of the board of directors, members of the board, the person acting as the sole executive body, particulary managing organization and its officials to disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter of Irkut Corporation, clause 18, item 18.5; Regulation on information policy, item 3.8. (approved by the Board of Directors meeting, Minutes N 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and its transactions, which are not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Regulation on information policy,clause 9
6.	The board of directors of the issuer should approve the document, determinative internal control of the financial and economic activity of the Company. Separate department should control this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors meeting, Minutes № 6, dated 11.01.2005); Order N 162k dated 07.06.2005 “About changes in staff schedule” (the Department of internal audit is added to the staff schedule)

The Quarterly Report Form on the Issuer's Compliance with Norms of Corporate Behavior (for inclusion and continued listing of securities on Quotation lists "B" of the Partnership)

2nd Q 2009

NN	The List of Norms of Corporate Behavior	Observed (fully, partially, not observed)	Comments*
General requirements to the issuers			
1.	The issuer should form the board of directors	Observed fully	The Irkut Corporation Charter, clause 18, item 18.6 (approved by General shareholders meeting, Minutes № 20 dated

			06.07.2004); General shareholders meeting Minutes № 29 dated 01.07.2009, Moscow
2.	There should be at least 1 independent director in the board of directors of the issuer, which have to meet the following requirements: - is not an officer or employee of the issuer at the moment of election and within 1year preciding the election; - is not an official of another company, in which an officer of the issuing company is a member of the Board of Directors Committee on personnel and compensation; - is not a spouse, parents, childs, brothers or sisters of the officers of the issuer; - is not affiliated person of the issuer, exept for members of the issuer's Board of Director; - is not liable under any agreements to receive property (acquire financial resources) amounting to 10 or more percent of the aggregate yearly income, except for receiving compensation for serving on the board of directors of the issuer; - is not a state representative, i.e. representatives of the Russian Federation or constituent of the Russian Federation in the board of directors of stock companies in respect of which there is a decision about using the special right ("gold share"), and persons, elected to the board of directors among the candidates, promoted by the Russian Federation and constituent of the Russian Federation or municipal unit if such members of the board of directors vote on the basis of written directive (direction etc.) of constituent of the Russian Federation of municipal unit accordingly.	Observed fully	Corporate Code of Conduct of "Irkut Corporation", JSC Clause 4, item 4.3 (approved by General shareholders meeting Minutes № 20 dated 06.07.2004) Independent directors: Lyamtsev E.V. Vlasov V.I.
3.	The board of directors should form a committee headed by independent director with the next exclusive functions: valuation and election of auditor, review of auditor's report, evaluation of the efficiency of the procedures of internal control of the	Observed fully	The Board of Directors meeting Minutes № 1 dated 22.06.2009, Moscow The chairman of the commitee on audit, information and relations

	issuer and preparing of proposals for its improvement (audit commette). Audit committee should be composed only of the members of the board of directors, who are not the sole executive bodies and (or) members of the board. The assessment of the auditor's report, prepared by the audit committee, should be presented as a material to annual shareholder's meeting.		with shareholders: Vlasov V.I. (independent director) The Chairman of the Committee on audit, information and relations with shareholders: Pogosyan M.A. (independent director) The members of the Committee: Romanovskiy R.V. Lyamtsev E.V. The Committee's functions are determined by Regulation of the Committee on audit, information and relations with shareholders of the Board of Directors of "Irkut Corporation", JSC, Clause 2 (approved by the Board of Directors Minutes N 3, 17.10.2006)
4.	There might be obligations in internal documents for the members of the board of directors, members of the board, the person acting as the sole executive body, particulary managing organization and its officials to disclose information on shareholding of the issuer and on sale and (or) purchasing of securities of the issuer.	Observed fully	The Charter of Irkut Corporation, clause 18, item 18.5; Regulation on information policy, item 3.8. (approved by the Board of Directors meeting, Minutes N 6, dated 11.01.2005)
5.	The board of directors of the issuer has to approve the document on the use of information on the activity of the issuer, and on the securities of the company and its transactions, which are not public data and the disclosure of which may render material effect on the market value of the securities of the issuer.	Observed fully	Regulation on information policy,clause 9
6.	The board of directors of the issuer should approve the document, determinative internal control of the financial and economic activity of the Company. Separate department should control this activity. The information about violations should be transferred to Audit Committee.	Observed fully	Regulations on the System of internal control of the financial and economic activity of Irkut Corporation (Approved by the Board of directors meeting, Minute № 6, dated 11.01.2005); Order N 162k dated 07.06.2005 "About

			changes in staff schedule" (the Department of internal audit is added to the staff schedule)

Information on substantial facts

STATEMENT ON A SUBSTANTIAL FACT
"INFORMATION ON APPEARENCE IN THE REGISTER OF THE COMPANY THE PERSON, OWING MORE THAN 75 % OF ITS EQUITY SECURITIES OF ANY CERTAIN TYPE"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	***http://www.irkut.com***
1.8. Name of the periodical used by the Issuer to publish information on substantial facts:	***"Commersant" newspaper, Supplement to the FSFR RF Bulletin***
1.9. The ID of substantial fact	***0700040A10012007***

2. Content of substantial fact:

2.1. Type, kind, series and other characteristics of securities: ***ordinary, registered shares of "Irkut Corporation", JSC, state registration number of the issue is 1-03-00040-A of 15 August, 2002***

2.2. Full and short company's name, location and post address of the legal person, registered in the Issure's share registry system: ***Joint Stock Company "United Aircraft Corporation", "UAC", JSC, Russia, 101000, Moscow, Ulanskiy per., 22, bld. 1***

2.3. Amount of shares, registered in the name of the Company, registered in the Issure's share registry system: ***92,79%***

2.4. The date of the credit entry on client account, registered in the Issure's share registry system: ***26.06.2008 (Expiry date for deposit of securities into a custody account of the person, made an obligatory offer of its purchase).***

2.5. The date when the Company knew about appearance in the registerof the Company the person, owing more than 75% of its equity securities: ***15.07.2008.***

3. Sign

3.1. Vice-president for corporate finance ____________ **(sign)** **Eliseev D.A.**

Power of attorney N 59 dated 29 December, 2007

Date "15" July 2008

STATEMENT ON A SUBSTANTIAL FACT
"ABOUT THE WAY OF ACCESS TO INFORMATION CONTAINED IN QUARTERLY REPORT"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	***http://www.irkut.com***

2. Content of substantial fact:

2.1. The name of the document, containing the information, to which there is an access: ***quarterly report for the 2d quarter 2008***.

2.2. The publishing date of the text of quarterly report in the Internet site, used by the Company for disclosure of information: ***15 August, 2008.***

2.3. The way of giving the copies of quarterly report by the Company to interested parties: ***the Company presents the copy of each quarterly report to shareholders of the Company and another interested parties on their request for a fee, not more than expences for making such copies, in term not more than 7 days from the date of presentation of relevant requirement. Bank data of current account of the Company for payment of expences for making copies, indicated in this point and the amount (the way of determination the amount) of such expences are published in the Company's site in Internet http://www.irkut.com/ru/for_investores/extinfo/qurtarep/.***

3. Sign

3.1. Vice-president for corporate finance ________________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 82 dated 12 August 2008

Date "15" August 2008

STATEMENT ON A SUBSTANTIAL FACT
"ABOUT THE DEADLINE FOR THE FULFILMENT OF THE COMPANY'S OBLIGATIONS
TO SHAREHOLDERS OF THE COMPANY"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	***http://www.irkut.com***

2. Content of substantial fact:

2.1. Type, kind, series and other characteristics of securities: ***ordinary, registered, uncertified shares.***

2.2. State registration number of the issuer (additional issuer) and state registration date: ***1-03-00040-A, 15 August, 2002.***

2.3. Content of the Company's obligation and for money obligation or other obligation which might be expressed in monetary terms – also the amount of such obligation in monetary terms: ***payment of dividends on ordinary, registered, uncertified shares for 2007. The total amount of dividends for shares is 136 938 425, 68 rubles, including taxes hold by the Company as a tax agent – 13 068 849 rubles, dividends payable including withholding taxes – 123 869 576,68 rubles.***

2.4. The date when the Company's obligation must be fulfilled and in case if the obligation must be fulfilled by the Company within definite term (period of time) – expiry date of this term: ***15 August, 2008.***

2.5. The fact of fulfillment the obligation or default on obligation by the Compay: ***the amount of paid dividends on Company's shares for 2007 after tax withholding – 122 287 373,43 rubles.***

2.6. In case of default on obligation by the Company – the reason of this default, and for monetary obligation or other obligation, which might be expressed in monetary terms, - the amount of such obligation in monetary terms, in which it is defaulted: ***the sum of accrued unpaid dividends on outstanding Company's shares for 2007 after tax withholding – 1 582 373,43 rubles.***

The reason of defaulf on obligation: failure to provide to the Comppany's registrer and to the Company the information about bank data for paying dividends in non-cash form by person, included in the list of persons, having the right to receive dividends for 2007, and failure to appear of this person in cash desk in Irkutsk Aviation Plant for receiving dividends in cash form.

3. Sign

3.1. Vice-president for corporate finance ________________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 82 dated 12 August 2008

Date "15" August 2008

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON ACCURED OR PAID SECURITIES INCOME" and " INFORMATION ON TERMS OF FULFILLMENT OF OBLIGATIONS OF THE COMPANY TO COMPANY'S SHAREHOLDERS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities: ***unconvertered, documentary, interest-bearing coupon bonds of "Irkut Corporation", JSC with obligatory central storage (hereafter – bonds).***

2.2. State registration number of the issue (additional issue) and state registration date: ***4-03-00040-A, 14.07.2005.***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets.***

2.4. Issuer's authority effected the decision on determination the interest rate(coupon) (the way of determination the rate) on Company's bonds: ***interest size is determined in accordance with the Decision of Resolution authorizing issuance of securities and Prospectus, confirmed by the Board of Directors of Irkut Corporation, JSC, Minutes N 9 of 21 April 2005. The first coupon rate in the amount of 8,74% yearly is confirmed by the decision of the sole executive body of the Company – President of Irkut Corporation, JSC, Order N 71 of 22 September 2005. In accordance with Resolution authorizing issuance of securities interest rate on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is equal to the first coupon rate.***

2.5. Date of decision on sizing bond (coupon) yield: ***22 September 2005.***

2.6. Date of Issuer's authority meeting minutes, where the decision on sizing bond (coupon) yield was concluded: ***22 September 2005.***

2.7. Total amount of interest rate or other income to be paid for Issuer's bonds of certain issue (series): ***total amount of coupon yield, to be paid for the fifth coupon is 141 635 000 (one hundred one million and six hundred thirty five thousand) rubles***;

The amount of interest rate or other income to be paid for one Issuer's bond of certain issue (series): ***amount of bond yield to be paid for the fifth coupon for one bond is 43,58 rubles***.

2.8. Method of income payments for Issuer's securities (money, other property): ***monetary resources in Russian rubles.***

2.9. The date in which the obligatory on income payment for stocks must be fulfilled and if the Issuer has to execute its obligation during certain period – expiry date of this period: ***20 March 2007***.

2.10. Total amount of interest rate or othe income, to be paid for Company's bond of certain issue (series): ***848 810 000 (eight hundred eight million and eight hundred ten thousand) rubles***.

2.11. Content of Company's obligation and for monetary obligation or other obligation which might be expressed in monetary terms – also the amount of such obligation in monetary terms: ***payment of coupon yield for the fifth coupon in the amount of 141 635 000 (one hundred one million and six hundred thirty five thousand) rubles, 43,58 rubles for one bond.***

2.12. The fact of fulfillment the obligation or default the obligation of the Company: ***the obligation is fully completed.***

2.13. In case of default the obligation – the reason of this default and for monetary obligation or other obligation, which might be expressed in monetary terms, - the amount of this obligation in monetary terms, in which it is defaulted: ***this fact doesn't exist.***

3. Sign

3.1. Vice-president for corporate finance ____________________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 82 dated 12.08.2008

3.2. Date "18" September 2008

STATEMENT ON A SUBSTANTIAL FACT
"ABOUT THE WAY OF ACCESS TO INFORMATION CONTAINED IN QUARTERLY REPORT"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	*http://www.irkut.com*

2. Content of substantial fact:

2.1. The name of the document, containing the information, to which there is an access: ***quarterly report for the 3d quarter 2008***.

2.2. The publishing date of the text of quarterly report in the Internet site, used by the Company for disclosure of information: ***14 November, 2008.***

2.3. The way of giving the copies of quarterly report by the Company to interested parties: ***the Company presents the copy of each quarterly report to shareholders of the Company and another interested parties on their request for a fee, not more than expences for making such copies, in term not more than 7 days from the date of presentation of relevant requirement. Bank data of current account of the Company for payment of expences for making copies, indicated in this point and the amount (the way of determination the amount) of such expences are published in the Company's site in Internet http://www.irkut.com/ru/for_investores/extinfo/qurtarep/.***

3. Sign

3.1. Vice-president for corporate finance ________________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 82 dated 12 August 2008

Date "14 November 2008

STATEMENT ON A SUBSTANTIAL FACT
"ABOUT THE WAY OF ACCESS TO INFORMATION CONTAINED IN QUARTERLY REPORT"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	***http://www.irkut.com***

2. Content of substantial fact:

2.1. The name of the document, containing the information, to which there is an access: ***quarterly report for the 4th quarter 2008***.

2.2. The publishing date of the text of quarterly report in the Internet site, used by the Company for disclosure of information: ***12 February, 2008.***

2.3. The way of giving the copies of quarterly report by the Company to interested parties: ***the Company presents the copy of each quarterly report to shareholders of the Company and another interested parties on their request for a fee, not more than expences for making such copies, in term not more than 7 days from the date of presentation of relevant requirement. Bank data of current account of the Company for payment of expences for making copies, indicated in this point and the amount (the way of determination the amount) of such expences are published in the Company's site in Internet http://www.irkut.com/ru/for_investores/extinfo/qurtarep/.***

3. Sign

3.1. Vice-president for corporate finance ____________________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 70 dated 21 January 2009

Date "12" February 2009

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON ACCURED OR PAID SECURITIES INCOME" and " INFORMATION ON TERMS OF FULFILLMENT OF OBLIGATIONS OF THE COMPANY TO COMPANY'S SHAREHOLDERS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Kind, category (type), series and other identification properties of registered securities: ***unconvertered, documentary, interest-bearing coupon bonds of A03 series of "Irkut Corporation", JSC with obligatory central storage (hereafter – bonds).***

2.2. State registration number of the issue (additional issue) and state registration date: ***4-03-00040-A, 14.07.2005.***

2.3. Name of the State authority which effected the state registration of the (additional) securities issue: ***Russian Federal Service for Financial Markets.***

2.4. Issuer's authority effected the decision on determination the interest rate(coupon) (the way of determination the rate) on Company's bonds: ***interest size is determined in accordance with the Decision of Resolution authorizing issuance of securities and Prospectus, confirmed by the Board of Directors of Irkut Corporation, JSC, Minutes N 9 of 21 April 2005. The first coupon rate in the amount of 8,74% yearly is confirmed by the decision of the sole executive body of the Company – President of Irkut Corporation, JSC, Order N 71 of 22 September 2005. In accordance with Resolution authorizing issuance of securities interest rate on the second, third, fourth, fifth, sixth, seventh, eighth, ninth and tenth coupon is equal to the first coupon rate.***

2.5. Date of decision on sizing bond (coupon) yield: ***22 September 2005.***

2.6. Date of Issuer's authority meeting minutes, where the decision on sizing bond (coupon) yield was concluded: ***22 September 2005.***

2.7. Total amount of interest rate or other income to be paid for Issuer's bonds of certain issue (series): ***total amount of coupon yield, to be paid for theseventh coupon is 141 635 000 (one hundred one million and six hundred thirty five thousand) rubles***;

The amount of interest rate or other income to be paid for one Issuer's bond of certain issue (series): ***amount of bond yield to be paid for the seventh coupon for one bond is 43,58 rubles.***

2.8. Method of income payments for Issuer's securities (money, other property): ***monetary resources in Russian rubles.***

2.9. The date in which the obligatory on income payment for stocks must be fulfilled and if the Issuer has to execute its obligation during certain period – expiry date of this period: ***19 March 2008.***

2.10. Total amount of interest rate or othe income, to be paid for Company's bond of certain issue (series): ***991 445 000 (nine hundred ninety one million and four hundred forty five thousand) rubles.***

2.11. Content of Company's obligation and for monetary obligation or other obligation which might be expressed in monetary terms – also the amount of such obligation in monetary terms: ***payment of coupon yield for the sevench coupon in the amount of 141 635 000 (one hundred one million and six hundred thirty five thousand) rubles, 43,58 rubles for one bond.***

2.12. The fact of fulfillment the obligation or default the obligation of the Company: ***the obligation is fully completed.***

2.13. In case of default the obligation – the reason of this default and for monetary obligation or other obligation, which might be expressed in monetary terms, - the amount of this obligation in monetary terms, in which it is defaulted: ***this fact doesn't exist.***

3. Sign

3.1. Vice-president for corporate finance	____________________ **(sign)**	**Polevshchikov D.V.**

Power of attorney N 70 dated 21.01.2009

3.2. Date "19" March 2009

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON THE FACTS, WHICH MAY AFFECT ON SINGLE GROWTH/
DECREASE OF THE ASSETS VALUE FOR MORE THAN 10%"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Fact (facts) which affect on growth/decrease of the assets value for more than 10%: ***there are some reasons for growth of assets value of the company, namely:***

- increase of monetary funds,
- increase of stocks,
- increase of fixed assets,
- increase of accounts receivable.

2.2. Date of the fact (facts), which affect on growth/decrease of the assets value for more than 10%: ***30.03.2009.***

2.3. Assets value by the end of financial period (quarter, year), preceding the financial period (quarter, year), when this fact (facts) appeared: ***on the 31st of December, 2007 – 52 390 534 thousand rubles.***

2.4. Assets value by the end of financial period (quarter, year), when this fact (facts) appeared: ***on the 31st of December, 2008 – 76 913 136 thousand rubles.***

2.5. Assets value changing in absolute and percentage value:

- in absolute value in comparison with cost on 31.12.2007 – 24 522 602 thousand rubles
- in percentage value in comparison with cost on 31.12.2007 – 47%

3. Sign

3.1. Vice-president for corporate finance ________________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 70 dated 21.01.2009

3.2. Date "01" April 2009

3.3. Chief accountant ________________ **(sign)** **Smekhov S.K.**

3.4. Date "01" April 2009

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON THE FACTS, WHICH MAY AFFECT ON GROWTH/
DECREASE OF NET PROFIT OR NET LOSS FOR MORE THAN 10%"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Fact (facts) which affect on growth/decrease of net profit or net loss for more than 10%: ***there are some reasons for growth of net profit, namely:***

- reduction of sale profit,
- reduction profit before taxes,

2.2. Date of the fact (facts), which affect on growth/decrease of net profit or net loss of the company for more than 10%: ***30.03.2009.***

2.3. Value of net profit (net loss) of the Company for financial period (quarter, year), preceding the financial period, when this fact (facts) appeared: ***3 311 121 thousand rubles.***

2.4. Value of net profit (net loss) of the Company for financial period (quarter, year), when this fact (facts) appeared: ***315 702 thousand rubles.***

2.5. Changing of net profit (net loss) of the Company in absolute and percentage value:

- in absolute value in comparison with 2007 – 2 995 419 thousand rubles
- in percentage value in comparison with 2007 – 90%

For calculating - the value of net profit (net loss) "for financial period" (quarter, year) for the first reporting period is equal the sum, pointed in the line "Net profit" (profit and loss surplus) of financial period" in Profit and loss statement (form N 2 of Accounting report), and for further financial periods respectively – difference in sum, pointed in line "Net profit (profit and loss surpluss) of financial period" of Profit and loss statement (form N 2 of Accounting report) for financial and preceding to financial period.

3. Sign

3.1. Vice-president for corporate finance ____________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 70 dated 21.01.2009

3.2. Date "01" April 2009

3.3. Chief accountant ____________ **(sign)** **Smekhov S.K.**

3.4. Date "01" April 2009

STATEMENT ON A SUBSTANTIAL FACT
"DECISIONS MADE BY THE BOARD OF DIRECTORS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	*Open Joint-Stock Company "Scientific-Production Corporation "Irkut"*
1.2. Short Issuer's Company name:	*"Irkut" Corporation, JSC*
1.3. Issuers address:	*129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1*
1.4. Issuer's OGRN	*1023801428111*
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	*3807002509*
1.6. Unique Issuer's Code given by the registering body:	*00040-A*
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Date of the meeting of the Company's Board of Directors, where the appropriate decision was made: ***28.04.2009***

2.2. Date and number of the minutes meeting of the Company's Board of Directors, where the appropriate decision was made: ***28.04.2009, Minutes N 9***.

2.3. Content of the decision, made by the Company's Borad of Directors: ***to hold annually general shareholders meeting in the form of meeting (collective meeting of shareholders for discussion of agenda issues and making decisions on issues, put to the vote), with preliminary sending voting bullots, on the 22d of June, 2009 at address: 125315, Moscow, Leningradsky prospect, 68, office of "Yakovlev Design Bureau", JSC, Conference-hall. Start of the meeting: 10-00 Moscow time.***

3. Sign

3.1. Vice-president for corporate finance ____________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 70 dated 21 January, 2009

Date "28 April 2009

STATEMENT OF A SUBSTANTIAL FACT
"INFORMATION ON THE DATE OF CLOSING ISSUE'S SHARE REGISTER"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Category (type) of issuer's shares in respect of which there is a shareholder's list on the definite date: ***ordinary registered shares in book-entry form.***

2.2. Aim of maiking the issuer's shareholders list: ***making the list of persons having the right to take part in the annual general shareholder's meeting.***

2.3. Date of making the issuer's shareloders list: ***03 May, 2009.***

2.4. Date and number of the Issuer's authority meeting minutes where the decision concerning the date of making shareholders list or other decisions have been made, which is a basis for determing the date of making such list: ***Minutes N 9 dated 28.04.2009.***

3. Sign

3.1. Vice-president for corporate finance ____________________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 70 dated 21.01.2009

3.2. Date "28" April 2009

STATEMENT OF A SUBSTANTIAL FACT
WHICH MAY CONSIDERABLY INFLUENCE ON SECURITIE'S VALUE OF THE COMPANY
"DECISIONS, MADE BY THE BOARD OF DIRECTORS"

1. General information:	
1.1. Complete Issuer's Company name with the organizational and legal form description	***Open Joint-Stock Company "Scientific-Production Corporation "Irkut"***
1.2. Short Issuer's Company name:	***"Irkut" Corporation, JSC***
1.3. Issuers address:	***129626, Moscow, Novoalexeyevskaya str., 13, Bldg. 1***
1.4. Issuer's OGRN	***1023801428111***
1.5. Issuer's Taxpayer Identification Code given by fiscal bodies:	***3807002509***
1.6. Unique Issuer's Code given by the registering body:	***00040-A***
1.7. Address of the site in Internet used by the Issuer in order to publish information on substantial facts:	http://www.irkut.com

2. Content of substantial fact:

2.1. Date of the Board of Directors meeting where the appropriate decision was made: ***14.05.2009.***

2.2. Date and number of the minutes of the Board of Directors meeting, where the appropriate decision was made: ***Minutes N 10, dated 18.05.2009.***

2.3. Content of the decision made by the Board of Directors:

2.3.1. ***To approve the agenda of annual general shareholder's meeting***:

Agenda
of General shareholder's meeting
Irkut Corporation, JSC
22 June 2009

1. Approving of the annual report, annual accounting report, including profit and loss statement (profit and loss accounts) of Irkut Corporation, JSC, and also profit distribution (including dividend payment (announcement) except of profit, which was distributed as dividends by results of the first quarter, half year, nine month of 2008) and losses of Irkut Corporation, JSC by results of 2008.

2. Electing of the Board of Directors members of Irkut Corporation, JSC.

3. Electing Revision commission members of Irkut Corporation, JSC.

4. Approving the auditor of Irkut Corporation, JSC.

5. Approving new edition of the Charter of Irkut Corporation, JSC.

6. About approving transactions:

- opening of nonrevolving credit line in Joint-Stock commercial Savings bank of the Russian Federation (Joint Stock Company) in the amount of 35 million US dollars, 160 million US dollars, 250 million US dollars;

- pawning to Joint-Sotck commercial Savings bank of the Russian Federation (Joint Stock Company) property rights (claims) on two commission agreements N P/635611252070-710176 of 05.10.2007 and N P/735611250153-714771 of 19.11.2007, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC;

- prolongation of nonrevolving credit lines in the amount of 35 and 160 million US dollars in Joint-Stock commercial Savings bank of the Russian Federation (Joint Stock Company) with reservation the collateral pledged.

3. Sign

3.1. Vice-president for corporate finance ____________________ **(sign)** **Polevshchikov D.V.**

Power of attorney N 70 dated 21.01.2009

3.2. Date "19" May 2009

Information sent to shareholders

Irkut Corporation
Location: Novoalexeevskaya 13, bld. 1, 129626 Moscow

BALLOT N 1
to vote on issues in the order of business of the Annual General Meeting being conducted in the form of a Meeting on June 22, 2009 at 10.00 a.m. (Moscow time)

Shareholder name

Shareholder account number | Votes on issue 1 in the order of business

ISSUE # 1: Approval of Annual Report, Annual Accounting reports (including income and loss statements (income and loss accounts) of "Irkut Corporation", JSC as well as allocation of profit (including dividends payout (announcement), excluding profit which was allocated as dividends by result of the first quarter, six months and nine months of 2008) and losses of Irkut Corporation, JSC by results of financial year 2008.

DECISION:

1. Approve Annual Report, Annual Accounting reports, including income and loss statements (income and loss accounts) of "Irkut Corporation", JSC for 2008.
2. Approve allocation of profit of "Irkut Corporation", JSC by results of financial year 2008 in the amount of 315 702 000 rubles (enclosed).

Attention:

A voter is entitled to choose only one version of voting, except voting by shares, acquired (transferred) after the date of making the list of persons, having the right to participate in general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTAIN		

Fill in only in case of voting shares acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Mark	
☐	Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out in accordance with the instructions of depositary securities holders
☐	Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder's signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is invalid

Location of the Meeting – 125315, Moscow, Leningradskiy prospect, 68, office of "Yakovlev Design Bureau", JSC, Conference-hall
Registration time – June 22, 2009 at 9.00 a.m. (Moscow time).
Meeting time – June 22, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled ballots are to be sent: 107996, Moscow, Stromynka str., 18, bld.13, p/o 9, "Registrator "ROST", JSC
Expiry date for receiving voting ballots: June, 19, 2009.

Shareholder name

	x	11	=	
Number of votes		Number of seats in the Board		Number of votes for cumulative voting on issue 2 in the order of business

Shareholder account number

ISSUE # 2: Election of Irkut Corporation Board of Directors members.

DECISION: Elect Irkut Corporation Board of Directors:

Attention:

A voter is entitled to choose only one version of vote, except voting by shares, acquired (transferred) after the date of making the list of persons, having the right to participate in general meeting, or in accordance with instructions of depositary securities holders.

When voting "For" a shareholder should indicate the number of votes for cumulative voting, given for the candidate, moreover the shareholder has the right to give all the votes for one candidate or divide it among all or several candidates.

Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark.

Otherwise, the ballot will be found invalid.

Mark

№№	Candidate	**FOR (number of cumulative votes)**	**FOR (number of cumulative votes)**
1.	Bezverkhny Valeriy Borisovich		
2.	Veprev Aleksandr Alekseevich		
3.	Vlasov Vadim Igorevich		
4.	Vuchkovich Alla Aleksandrovna		
5.	Demchenko Oleg Fedorovich		
6.	Isaikin Anatoliy Petrovich		
7.	Mikhailov Vladimir Sergeevich		
8.	Lyamtsev Eugeniy Vladimirovich		
9.	Ozar Igor Yakovlevich		
10.	Petrov Maksim Valerevich		
11.	Pogosyan Mikhail Aslanovich		
12.	Romanovskiy Roman Viktorovich		
13.	Fedorov Aleksey Innokentevich		

☐ Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting

☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of depositary securities holders

☐ Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

	Mark	Number of votes
AGAINST ALL CANDIDATES		
ABSTAIN ON ALL CANDIDATES		

Total votes given for all candidates should not exceed the number of votes available at the voter for cumulative voting. The total number of the Board of Directors members is 11. A vote fractional part, which was obtained by multiplying the number of votes belonging to a fractional shareholder by the number of persons that should be elected to the Board of Directors, can be given only for one candidate.

Shareholder's signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder

The Ballot without signature is invalid

Location of the Meeting – 125315, Moscow, Leningradskiy prospect, 68, office of "Yakovlev Design Bureau", JSC, Conference hall
Registration time – June 22, 2009 at 9.00 a.m. (Moscow time).
Meeting time – June 22, 2009 at 10.00 a.m. (Moscow time).
Mail address to which the filled ballots are to be sent: 107996, Moscow, Stromynka str., 18, "Registrator "ROST", JSC
Expiry date for receiving voting ballots – June 19, 2009.

Irkut Corporation
Location: Novoalexeevskaya 13, bld. 1, 129626 Moscow

BALLOT N 2

to vote on issues in the order of business of the Annual General Meeting being conducted in the form of a Meeting on June 22, 2009 at 10.00 a.m. (Moscow time)

Shareholder name

Shareholder account number

Votes on issue 3 in the order of business

ISSUE # 3: Election of Irkut Corporation Audit Commission members

DECISION: Elect to Irkut Corporation Audit Commission:

Attention:
A voter is entitled to choose only one version of vote, except voting by shares, acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.
Variant "FOR" cannot be put at number of candidates exceeding the number of Audit Commission, except voting by shares, acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.
Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark.
Otherwise, the ballot will be found invalid.

NN	Candidate	Voting option (mark)			Number of votes		
		FOR	AGAINST	ABSTAIN	FOR	AGAINST	ABSTAIN
1.	Baikeeva Ludmila Borisovna						
2.	Esinevich Ekaterina Anatolevna						
3.	Konosov Sergey Nikolaevich						
4.	Lyzina Inna Sergeevna						
5.	Chirkin Dmitriy Nikolaevich						

Total number of the Audit Commission is 5 persons

Mark

☐ Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting

☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting

☐ Voting is carried out in accordance with the instructions of depositary securities holders

Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder,s signature
(proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is invalid

Location of the Meeting – 125315, Moscow, Leningradskiy prospect, 68, office of "Yakovlev Design Bureau", JSC, Conference hall
Registration time – June 22, 2009 at 9.00 a.m. (Moscow time).
Meeting time – June 22, 2009 at 10.00 a.m. (Moscow time).
Mail address to which the filled ballots are to be sent: 107996, Moscow, Stromynka str., 18, bld.13, p/o 9, "Registrator "R.O.S.T.", CJSC
Expiring date for receiving voting ballots – June 19, 2009

Shareholder name

Shareholder account number

Votes on issue 4 in the order of business

ISSUE # 4: Approval Auditor of Irkut Corporation
DECISION: Approve "Gorislavtsev and Co.Audit", CJSC as an Auditor of "Irkut Corporation", JSC

Attention:
A voter is entitled to choose only one version of vote, except voting by shares, acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Voting option		Mark		Number of votes
FOR				
AGAINST				
ABSTAIN				

Fill in only in case of voting shares acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Mark
- ☐ Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out in accordance with the instructions of depositary securities holders
- ☐ Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

ISSUE # 5: Approval of new edition of Irkut Corporation Charter
DECISION: Approve Charter of Joint Stock Company "Scientific and Production Corporation "Irkut" (edition 2009) (Enclosed)

Attention:
A voter is entitled to choose only one version of vote, except voting by shares, acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Voting option		Mark		Number of votes
FOR				
AGAINST				
ABSTAIN				

Fill in only in case of voting shares acquired (transferred) after the date of making the list of persons, having the right to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Mark
- ☐ Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
- ☐ Voting is carried out in accordance with the instructions of depositary securities holders
- ☐ Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder's signature
(proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is invalid

Location of the Meeting – 125315, Moscow, Leningradskiy prospect, 68, office of "Yakovlev Design Bureau", JSC, Converence-hall
Registration time – June 22, 2009 at 9.00 a.m. (Moscow time).
Meeting time – June 22, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled ballots are to be sent: 107996, Moscow, Stromynka str., 18, bld.13, p/o 9, "Registrator "R.O.S.T", JSC
Expiring date for receiving voting ballots – June 19, 2009

Irkut Corporation
Location: Novoalexeevskaya 13, bld. 1, 129626 Moscow

BALLOT N 3

to vote on issues in the order of business of the Annual General Meeting being conducted in the form of a Meeting on June 22, 2009 at 10.00 a.m. (Moscow time)

Shareholder name

ISSUE # 6: About approving transactions

- opening of non-revolving credit line in Joint-Stock commercial Savings bank of the Russian Federation (Joint Stock Company) in the amount of 35 million US dollars, 160 million US dollars, 250 million US dollars;
- pawning to Joint-Sotck commercial Savings bank of the Russian Federation (Joint Stock Company) property rights (claims) on two commission agreements N P/635611252070-710176 of 05.10.2007 and N P/735611250153-714771 of 19.11.2007, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC;
- prolongation of non-revolving credit lines in the amount of 35 and 160 million US dollars in Joint-Stock commercial Savings bank of the Russian Federation (Joint Stock Company) with reservation the collateral pledged.

DECISION:

1. To approve the opening on non-revolving credit lines in Joint-Stock commercial Savings bank of the Russian Federation (Joint Stock Company) (hereafter – Savings Bank of Russia, JSC) on the following conditions:
1.1. Non-revolving credit line in the amount of 35 million US dollars:
- purpose of credit: financing of execution of commission agreements, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC within the framework of realization the Agreement between Government of the Russian Federation and Government of the Republic of India of October 04, 2000;
- limit of the line of credit: 35 million US dollars;
- credit term: until December 2009. Starting with October 01, 2009 indebtedness under credit will become matured fully or partly in case of remittance of funds to borrower's accounts, received for commission agreements, which numbers will be indicated in additional agreement to the contract after maturing the loan on the non-revolving credit facility agreement N 7011 of January 27, 2006, concluded with "Irkut Corporation", JSC. Advanced repayment is carried out with preliminary written notice of the creditor 5 working days prior;
- interest rate: 9,5% per annum or Libor + 7,25% per annum;
- manner of payment of interest: quarterly;
- payment for opening of credit line: 0,1% of the credit line limit, to be contributed before the beginning of withdrawal of funds under loan;
- payment for use of credit line limit: 0,1% per annum, to be paid quarterly of the sum of undrawn commitment;
- penalty for the late transfer of payment for extinction of obligation on agreement: 25% per annum of the sum of overdue payment;
- payment for repayment of credit without notice or without timely notice: 3% per annum of the sum of advanced repayment;
- guarantee: pledge of rights (claims) on commission agreements N P/635611252070-710176 of October 5, 2007 and N P/735611250153-714771 of November 11, 2007, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC;
- beneficiaries: Savings Bank of Russia, JSC and "Irkut Corporation", JSC;
- additional terms:
  - "Irkut Corporation", JSC is obliged to present copies of commission agreements, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC within the framework of realization the Agreement between Government of the Russian Federation and Government of the Republic of India of October 4, 2000 within 5 working days after the date of concluding appropriate additional agreement;
  - "Irkut Corporation", JSC is obliged to coordinate with Savings Bank of Russia, JSC proposed borrowings from the third parties (in form of credit and loan, including bonded loan, emission of own bills ets.) as well as guarantee for the third parties;
  - Savings Bank of Russia, JSC has the right to change interest rate unilaterally and at its own convenient on non-revolving credit facility agreement, particularly but not exclusively, in term of making the decision by Bank on changing discount rate;
  - Savings Bank of Russia, JSC has the right to change penalty rate on non-revolving credit facility agreement unilaterally and at its own convenient.

1.2. Non-revolving credit line in the amount of 160 million US dollars:
- purpose of credit: financing of execution of commission agreements, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC within the framework of realization the Agreement between Government of the Russian Federation and Government of the Republic of India of October 04, 2000;
- limit of the line of credit: 160 million US dollars;
- credit term: until December 2009. Starting with October 01, 2009 indebtedness under credit will become matured fully or partly in case of remittance of funds to borrower's accounts, received for commission agreements, which numbers will be indicated in additional agreement to the contract after maturing the loan on the non-revolving credit facility agreement N 7101 of January 27, 2006, concluded with "Irkut Corporation", JSC. Advanced repayment is carried out with preliminary written notice of the creditor 5 working days prior;
- interest rate: 9,5% per annum or Libor + 7,25% per annum;
- manner of payment of interest: quarterly;
- payment for opening of credit line: 0,1% of the credit line limit, to be contributed before the beginning of withdrawal of funds under loan;
- payment for use of credit line limit: 0,1% per annum, to be paid quarterly of the sum of undrawn commitment;
- penalty for the late transfer of payment for extinction of obligation on agreement: 25% per annum of the sum of overdue payment;
- payment for repayment of credit without notice or without timely notice: 3% per annum of the sum of advanced repayment;

- guarantee: pledge of rights (claims) on commission agreements N P/635611252070-710176 of October 5, 2007 and N P/735611250153-714771 of November 11, 2007, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC;
- beneficiaries: Savings Bank of Russia, JSC and "Irkut Corporation", JSC;
- additional terms:
    - "Irkut Corporation", JSC is obliged to present copies of commission agreements, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC within the framework of realization the Agreement between Government of the Russian Federation and Government of the Republic of India of October 4, 2000 within 5 working days after the date of concluding appropriate additional agreement;
    - "Irkut Corporation", JSC is obliged to coordinate with Savings Bank of Russia, JSC proposed borrowings from the third parties (in form of credit and loan, including bonded loan, emission of own bills ets.) as well as guarantee for the third parties;
    - Savings Bank of Russia, JSC has the right to change interest rate unilaterally and at its own convenient on non-revolving credit facility agreement, particularly but not exclusively, in term of making the decision by Bank on changing discount rate;
    - Savings Bank of Russia, JSC has the right to change penalty rate on non-revolving credit facility agreement unilaterally and at its own convenient.

1.3. Non-revolving credit line in the amount of 250 million US dollars:
- purpose of credit: financing of execution of commission agreements, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC within the framework of realization the Agreement between Government of the Russian Federation and Government of the Republic of India of October 04, 2000;
- limit of the line of credit: 250 million US dollars;
- credit term: until December 2010. Starting with July 01, 2010 indebtedness under credit will become matured fully or partly in case of remittance of funds to borrower's accounts, received for commission agreements, which numbers will be indicated in additional agreement to the contract after maturing the loan on the non-revolving credit facility agreement N 7102 of March 27, 2006 and N 7283 of April 14, 2008, concluded with "Irkut Corporation", JSC. Advanced repayment is carried out with preliminary written notice of the creditor 5 working days prior;
- *interest rate: 10,5% per annum or Libor + 7,5%;*
- *manner of payment of interest: quarterly;*
- *payment for opening of credit line: 0,1% of the credit line limit, to be contributed before the beginning of withdrawal of funds under loan;*
- *payment for use of credit line limit: 0,1% per annum, to be paid quarterly of the sum of undrawn commitment;*
- *penalty for the late transfer of payment for extinction of obligation on agreement: 25% per annum of the sum of overdue payment;*
- *payment for repayment of credit without notice or without timely notice: 3% per annum of the sum of advanced repayment;*
- *guarantee: pledge of rights (claims) on commission agreements N P/635611252070-710176 of October 5, 2007 and N P/735611250153-714771 of November 11, 2007, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC;*
- beneficiaries: Savings Bank of Russia, JSC and "Irkut Corporation", JSC;
- additional terms:
    - "Irkut Corporation", JSC is obliged to present copies of commission agreements, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC within the framework of realization the Agreement between Government of the Russian Federation and Government of the Republic of India of October 4, 2000 within 5 working days after the date of concluding appropriate additional agreement;
    - "Irkut Corporation", JSC is obliged to coordinate with Savings Bank of Russia, JSC proposed borrowings from the third parties (in form of credit and loan, including bonded loan, emission of own bills ets.) as well as guarantee for the third parties;
    - Savings Bank of Russia, JSC has the right to change interest rate unilaterally and at its own convenient on non-revolving credit facility agreement, particularly but not exclusively, in term of making the decision by Bank on changing discount rate;
    - Savings Bank of Russia, JSC has the right to change penalty rate on non-revolving credit facility agreement unilaterally and at its own convenient.

2. To approve making a deal – pledge of property rights (claims) to Savings Bank, JSC on two commission agreements N P/635611252070-710176 of October 5, 2007 and N P/735611250153-714771 of November 19, 2007, concluded between FSUE "Rosoboronexport" and "Irkut Corporation", JSC on the following essential terms:
Obligations of "Irkut Coproration", JSC on repayment of principal debt, interest on debt and other payments and penalties on non-revolving credit facility agreements for 35 million US dollars, 160 million US dollars, 250 million US dollars.
Collateral value of rights (claims) is determined on the basis of price (monetary value), determined by decision of the Board of Directors of "Irkut Corporation", JSC (Minutes N 8 of April 13, 2009), as remaining value of commission agreement, which is equal to the cost of commission agreement minus FSUE "Rosoboronexport" withholdings, which are covered by terms of commission agreement, and minus amount sum, received by "Irkut Corporation", JSC on commission agreement on the date of making a deal.
3. To approve a deal on prolongation of non-revolving credit lines, opening for the amount of 35 and 160 million US dollars in Savings Bank of Russia, JSC with reservation the collateral pledged on the following terms:
    - prolongation term: until June 2010;
    - interest rate: up to 14% (inclusive) per annum or Libor + 10,25% per annum;
    - the rest terms of the agreement remain unchanged.
Prolongation of non-revolving credit lines is carried out by means of concluding additional agreements to non-revolving credit facility agreements and contracts of pledge of rights (claims) on commission agreement N P/635611252070-710176 of October 5, 2007 and N P/735611250153-714771 of November 19, 2007.
This approval is valid only in case of receiving endorsement of Savings Bank of Russia, JSC for this prolongation.

Attention:
A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.
Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTAIN		

Mark	
☐	Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out in accordance with the instructions of depositary securities holders
☐	Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is invalid

Location of the Meeting – 125315, Moscow, Leningradskiy prospect, 68, Office of "Yakovle Design Bureau", JSC, Conference hall
Registration time – June 22, 2009 at 9.00 a.m. (Moscow time).
Meeting time – June 22, 2009 at 10.00 a.m. (Moscow time).
Mail address to which the filled ballots are to be sent: 107996, Moscow, Stromynka str., 18, bld.13, p/o 9, "Registrator "R.O.S.T", JSC
Expiring date for receiving voting ballots – June 19, 2009

Attachment to Ballot N 1
Approved by the Board of Directors of "Irkut Corporation", JSC
Minutes N 10 of May 18, 2009

Allocation of profif of
"Irkut Corporation", JSC for 2008
(need to be approved by General Shareholder's meeting)

Index	Thousand rubles
Net profit	315 702,00
divided into	
1. Reserve fond	0,00
2. Dividends	0,00
3. Development fund	315 702,00
including	
Payment of compensation to the Board of Directors members	2 000,00

Attachment to Ballot N 1 and 2
of Annual General Shareholder's meeting
of "Irkut Corporation", JSC

List of candidates
(Approved by the Board of Directors of "Irkut Corporation", JSC
Minutes N6 of March 3, 2009)

To the Board of Directors of "Irkut Corporation", JSC:

NN	Name	Position
1.	Bezverkhniy Valeriy Borisovich	Executive Vice-president on corporate development of "UAC", JSC, member of the Board of "UAC", JSC
2.	Veprev Aleksandr Alekseevich	General director of Irkutsk Aviation Plant – branch of "Irkut Corporation", JSC
3.	Vlasov Vadim Igorevich	General director, "EADS", LLC
4.	Vuchkovich Alla Aleksandrovna	Director of Staff department, "UAC", JSC
5.	Demchenko Oleg Fedorovich	President, "Irkut Corporation", JSC, member of the Board, "UAC", JSC
6.	Isaikin Anatoliy Petrovich	General director, FSUE "Rosoboronexpor"
7.	Mikhailov Vladimir Sergeevich	Director of the Department of execution of state defence order, "UAC", JSC
8.	Lyamtsev Eugeniy Vladimirovich	Vice-president, "Management Company of Rosbank", LLC
9.	Ozar Igor Yakovlevich	Executive director, "OKB named after Sukhoy", JSC, Deputy General director on corporate finance, "Sukhoy Company", JSC
10.	Petrov Maksim Valerevich	Director of Legal department, "UAC", JSC
11.	Pogosyan Mikhail Aslanovich	General director, "Sukhoy Company", JSC Vice-president on programm coordination, "UAC", JSC Member of the Board, "UAC", JSC
12.	Romanovskiy Roman Viktorovich	Deputy Director of Investment, economy and finance department, "UAC", JSC
13.	Fedorov Aleksey Innokentevich	President, "UAC", JSC Chairman of the Board, "UAC", JSC

To the Revision Commission of "Irkut Corporation", JSC:

NN	Name	Position
1.	Baikeevs Ludmila Borisovna	Acting Deputy Head of Department of forecast and analysis of financial accounting, Head of the Reporting subsidiaries sector on IFRS, "UAC", JSC
2.	Esinevich Ekaterina Anatolevna	Manager on debt management and structured financing of Investment, economy and finance department, "UAC", JSC
3.	Konosov Sergey Nikolaevich	Deputy director of Corporate management department, "UAC", JSC
4.	Lyzina Tatiana Sergeevna	Head of Corporate development and property management division, "Company Sukhoy", JSC
5.	Chirkin Dmitriy Nikolaevich	Chief accountant, "UAC", JSC Director of Accounting, taxes and audit department, "UAC", JSC

Attachment to Ballot N 2
of Annual General Shareholder's meeting
of "Irkut Corporation", JSC

To shareholder of "Irkut Corporation", JSC

Moscow May 6, 2009

About the election of auditor candidate of "Irkut Corporation", JSC
and approval the size of its service payment

Company "Gorislavtsev and Co.Audit", CJSC is the auditor of "Irkut Corporation", JSC since 2004. This company has also been the auditor of affiliated and associated companie of "Irkut Corporation" during this period on Corporat's executive body initiative.

During cooperation between "Irkut Corporation", JSC and "Gorislavtsev and Co.Audit", CJSC we have appreciated the high professionalism of employees and quality of sevice.

We offer to continue the cooperation with this auditor and approve "Gorislavtsev and Co.Audit", CJSC as the auditor of "Irkut Corporation", JSC for 2009.

In view of the crisis in economy of the country and next year forecasts we offer to determine the size of its service payment on previous year level, not more than 1 800 000 rubles.

Financial Service
"Irkut Corporation", JSC

Annual General Shareholders' Meeting of Irkut Corporation
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on June 15, 2009)

CUSIP: # 46271W104 (US ISIN: US46271W1045)

Owners of record as of the close of business on Record date **May 03, 2009**, of Level-I American Depositary Receipts IRKUT CORPORATION, issued under the Deposit Agreement dated as of September 17, 2004, among (the "Company"), The Bank of New York Mellon, as Depositary, and the Owners of the American Depositary Receipts issued thereunder, are hereby notified that The Bank of New York Mellon, as Depositary, has received a Notice of the Annual General Meeting of Shareholders to be held on **June 22, 2009** in Moscow, Russia.

Pursuant to Section 4.07 of the Deposit Agreement, Owners of American Depositary Receipts are entitled, subject to any applicable provision of the laws of the Russian Federation and of the Charter of the Company, to instruct The Bank of New York Mellon, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon the written request of an Owner on such record date, received on or before 12:00 p.m. (New York time) on **June 15, 2009**, The Bank of New York Mellon, as Depositary, shall endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.

Item 1. **Approve Annual Report, Annual Accounts (including income and loss statements (income and loss accounts) of Irkut Corporation as well as allocation of profit including dividends payout (announcement), but excluding profit which was allocated as dividends in the first quarter, six months and nine months of 2008 and losses of Irkut Corporation in 2008.**

☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

Item 2. **Election to Irkut Corporation Board members.**

Important: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by XX (the number of directors to be elected to the Board out of the XX nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 2 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes (Depositary Receipts held times XX).

	Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1.	Valeriy Borisovich Bezverhkniy	
2.	Alexander Alexeevich Veprev	
3.	Vadim Igorevich Vlasov	
4.	Alla Aleksandrovna Vuchkovich	
5.	Oleg Fedorovich Demchenko	
6.	Anatoliy Petrovich Isaykin	
7.	Vladimir Sereevich Mihaylov	
8.	Evgeniy Vladimirovich Lyamtsev	
9.	Igor Yakovlevich Ozar	
10.	Maxim Valeryevich Petrov	
11.	Mihkail Aslanovich Pogosyan	
12.	Roman Viktorovich Romanovskiy	
13.	Alexey Innokentyevich Fedorov	
	Against on all Candidates	
	Abstain on all Candidates	

(See other side of card for Items 3-6 and required signature)

Item 3. **Elect to Irkut "Corporationthe Audit Commission" members.**

1) Ludmila Borisovna Baykeeva ☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

2) Ekaterina Anatolyevna Esinevich ☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

3) Sergey Nikolaevich Konosov ☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

4) Inna Sergeevna Lyzina	□ **FOR** □ **AGAINST** □ **ABSTAIN**
5) Dmitriy Nikolaevich Chirkin	□ **FOR** □ **AGAINST** □ **ABSTAIN**

Item 4. Approve Auditor of Irkut Corporation.

□ **FOR**

□ **AGAINST**

□ **ABSTAIN**

Item 5. Approval of new edition of Irkut Corporation Articles of Association.

□ **FOR**

□ **AGAINST**

□ **ABSTAIN**

Item 6. Approval of the transactions:

-opening of non-revolving credit lines in Saving Bank of the Russian Federation in amounts of 35 million USA dollars, 160 million USA dollars, 250 million USA dollars;
-creation of a mortgage to Saving Bank of the Russian Federation the property rights (claims) on two commission agreement №P/635611252070-710176 dated 05.10.2007 and №P/735611250153-714771 dated 19.11.2007, which was concluded between FGUP Rosoboronexsport and Irkut Corporation,
- prolongation of non-revolving credit lines in Saving Bank of the Russian Federation in amounts of 35 million USA dollars and 160 million USA dollars with keeping of collateral pledged.

☐ **FOR** ☐ **AGAINST** ☐ **ABSTAIN**

Instructions must be received prior to 12:00 p.m. EST on June 15, 2009 to be valid

DATE: ______________________________

____
SIGNATURE OF ADR HOLDER

____
SIGNATURE OF CO-OWNER

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED AS SOON AS POSSIBLE TO ENSURE YOUR VOTE IS RECEIVED IN TIME TO BE COUNTED AT THE MEETING. The Voting Instruction must be signed by the person in whose name the ADR is registered on the books of the Depositary. In the case of a corporation, the voting instruction must be signed by a duly authorized Officer or Attorney.

Joint Stock Company
"Scientific and Production Corporation "Irkut"

Moscow **May 18, 2009**

DEAR SHAREHOLDERS!

The Board of directors of Joint Stock Company "Scientific and Production Corporation"Irkut" (hereinafter – "Irkut Corporation", JSC), located at: 129626, Moscow, Novoalexeevskaya str., 13, bld. 1, notifies shareholders about the Annual General Meeting, which will take place on June 22, 2009 in Moscow, at 10.00 a.m. (Moscow time) in the form of meeting (joint presence of the shareholders for discussion issues of the agenda and taking decisions regarding issues for voting), with prior submission of the voting ballots. Place of the meeting: 125315, Moscow, Leningradskiy prospect, 68, office of "Yakovlev Design Bureau", JSC, Conference-hall.

Agenda:

1. Approval of Annual Report, Annual Accounts (including income and loss statements (income and loss accounts) of Irkut Corporation, JSC as well as allocation of profit (including dividends payout (announcement), but excluding profit which was allocated as dividends on the results of the first quarter, six months and nine months of 2008) and losses of Irkut Corporation, JSC by results of 2008 financial year.
2. Election of Irkut Corporation Board of Directors members.
3. Election of Irkut Corporation Revision Commission members.
4. Approval of Auditor of Irkut Corporation.
5. Approval of new edition of the Charter of Irkut Corporation.
6. About approval of transactions:
   - opening of non-revolving credit lines in Joint Stock Savings bank of the Russian Federation (Joint Stock Company) in the amount of 35 million US dollars, 160 million US dollars, 250 million US dollars:
   - pawning to Joint-Stock commercial Savings bank of the Russian Federation (Joint Stock Company) property rights (claims) on two commission agreements N P/635611252070-710176 of 05.10.2007 and N P/735611250153-714771 of 19.11.2007, concluded between FSUE "Rosoboronexport" and "Irkut Corporation",JSC;
   - prolongation of non-revolving credit lines in the amount of 35 and 160 million US dollars in Joint-Stock commercial Savings bank of the Russian Federation (Joint Stock Company) with reservation the collateral pledged.

List of persons, having the right to take part in shareholders meeting, was made according to the Register of Share register of Irkut Corporation, JSC as of May 3, 2009.

Registrar – "Registrar R.O.S.T.", JSC (Moscow, Stromynka str., 18, bld. 13).

Post address to which the filled ballots are to be sent: "Registrator "R.O.S.T.", JSC, 107996, Moscow, Stromynka 18, p/o 9.

On counting votes the ballots submitted to "Registrar R.O.S.T.", JSC on June 19, 2009, before 05.00 p.m. Moscow time will be considered.

Shareholders, whose filled ballots to be received by the Registrar by the deadline, are to be considered the Meeting participants.

Registration time: 09.00 a.m. Moscow time at the office of "Yakovlev Design Bureau", JSC.

The Meeting participant should bring a passport, voting ballots and, for a shareholder proxy – power of attorney for tading part at shareholders meeting and (or) documents, confirmed the right to act on behalf of shareholder without power of attorney.

All information (materials), which is to be provided to shareholders before the Meeting, including Attachments to the Ballots, is accessible within 30 days before the Meeting on the official web site of the Company www.irkut.com in section "For Investors"/"Shareholders" and at the Corporate Secretariat located at: 125315, Moscow, Leningradskiy prospect 68.

Additional information is available by tel./fax: (495) 777-21-01.

REPORTS OF IRKUT CORPORATION REVISION COMMISSION AND THE AUDITOR

CONCLUSION OF THE REVISION COMISSION OF JSC "IRKUT CORPORATION" FOR THE 2008

Moscow **April 20, 2009**

Revision commission composed of Baikeeva L.B., Konosova S.N., Lizina I.S., Romanovskiy R.V., Chirkin D.I. carried out an audit of financial and business economical activity of "Irkut Corporation", JSC for 2008.

During reported period the audit of financial and business activity of "Irkut Corporation", JSC (hereinafter – Company) on initiative of Revision Commission, decision of General shareholders meeting, Board of Directors or by request of shareholder (shareholders), owing more than 10 (ten) per cent of Company's voting shares cumulatively were not made due to lack of appearl to Revision Commission.

Examination of financial and business activity of the Company for 2008 was made with knowledge and participation of persons, responsible for financial and business activity of the Company. Examination has been carried out selectively. The most important items of financial statement and profit and loss account have been checked.

Examination of the financial and business operations of the company has shown:

- Financial and business activity of the Company has been carried out in accordance with existive legislation and Charther of the company;
- Accounting and accounting statement of the Company have been carried out in accordance with the rules of normative legal act, regulating accounting and taxation of the Russian Federation as well as account policy, accepted by the Company for 2008.
- Profit and loss calculation has been carried out on the basis of factual revenue from sales and factual expenditure on manufacture and confirmed by appropriate documents, including remarks, pointed below.

At the same time Revision Commission notes that in 2008 the Company took part in creation of the branch "Irkut Injiniring", LLC (70% in ownership). In accordance with the Company's Charter (point 18.3, subpoint 37) decision of the Company's participation in other organizations is within Company's Board of Directors cognizance. The matter concerning the participation of the Company in "Irkut Injiniring", LLC was not brought to the Board of Directors discussion and the decision of participation was not taken.

At the same time Revision Commission notes essential changes in account policy in a part of revaluation of currency credit at the balance sheet date rate. The Company took the decision not to manufacture revaluation of currency credits, obtained for financing of export contracts on security of future export revenue. This cause of account policy differs from the way of revaluation, stated by accounting regulation "Asset and liability accounting, which cost is expressed in foreign currency" (PBU 3/2006), approved by Order of Russian Ministry of Finance N 154n, of November 27, 2006. It should be noted that in accordance with item 13 of the federal law "On accounting" N 129 FZ of November 21, 1996 the Company has the right, to depart from determined account rules in case when usage of accout rules doesn't allow, on the Company's opinion, to express property condition and financial results of activity. The Company should inform in explanatory note the fact of non-usage of determined rules.

In this connection we pay our attention to item 25 "Other expenses" in a part of expression of currency difference as well as sub-item (1) "Operations in foreign currency" of item 3 "Accounting policy", where there are explanations to departing from determined rules, explanatory note to accounting.

In our opinion and in accordance with Company auditor's opinion the Company's accounting is truly shows in all existing relations financial situation of the Company on December 31, 2008 and results of financial and economic activities for 2008.

Chairman	Chirkin D.N.
Members of the Revision commission	Baikeeva L.B.
	Konosov S.N.
	Lyzina I.S.
	Romanovskiy R.V.

AUDITORS' REPORT
ON FINANCIAL (ACCOUNTING) STATEMENTS

To

Shareholders of Joint Stock Company "Scientific Production Corporation "IRKUT"

The Auditor

Name: "Gorislavtsev and Co Audit", CJSC

Location: bld,.2, 17, B.Nikitskaya str., Moscow, 103009, Russia

State registration: Certificate of registration No. 000565 series VD issued on October 27, 1997 by Moscow Registration Chamber, registration No. 001.205.133; Certificate of making an entry to the Uniform State Register of Legal Entities series 77 No. 007212832, issued by the Department for Moscow of Ministry of Taxation of the Russian Federation, date of making an entry – December 18, 2002 under primary state registration No. 1027700542858.

License for audit activity No. E 003461 dated March 04, 2003 issued by the RF Ministry of Finance, valid for 5 years. License term is prolonged till March 4, 2013.

License for operation using information classified as state secret, series B 359446, registration N 9959 dated February 15, 2007, issued by Department for Moscow and Moscow Region of Federal Security Service of Russia. License term is till January 19, 2010.

"Gorislavtsev and Co.Audit", CJSC is a full member of non-profit partnership "Institute of Professional Auditors" since March 19, 2002, certificate N 183 of March 19, 2002, issued by non-profit partnership "Institute of Professional Auditors".

Quality certificate of audit service N 156, issued by non-profit partnership "Institute of Professional Auditors", valid from December 19, 2007 till December 19, 2010, according to the decision of Quality committee of IPAR, dated December 19, 2007.

Audited entity

Name: Open Joint Stock Company "Scientific Production Corporation "IRKUT"

Location: bld.1, 13, Novoalekseevskaya str., Moscow, 129626, Russia

State registration: Tax Office of the Federal Tax ServiceN 17 for North-East district of Moscow, series 77 N 003842050, dated February 2, 2004.

We have audited the enclosed financial (accounting) statement of "Scientifie Production Corporation "Irkut", JSCover a period from January 01, 2008 thought December 31, 2008.

Financial (accounting) statement of "Scintific Production Corporation "Irkut", JSC consists of:

- The balance sheet (form N 1);
- Profit and loss account (form N 2);
- Capital flow account (form N 3);
- Cashflow statement (form N 4);
- Enclosure to the statement sheet (form N 5);
- Report on proper use of funds received (form N 6);
- Notes to the balace sheet and profit and loss account.

Shareholder account number	Votes on issue 6 in the order of business

ISSUE # 6: Approval of changes and amendments of Irkut Corporation Articles of Association.

ACTION: Approve changes and amendments of Irkut Corporation Articles of Association (enclosed).

Attention:
A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.
Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTAIN		

Mark	
☐	Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out in accordance with the instructions of depositary securities holders
☐	Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder

The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovlev", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballot are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Irkut Corporation
Location: Novoalexeevskaya 13, bld. 1, 129626 Moscow

BALLOT # 4

to vote on issues in the order of business of the Annual General Meeting being conducted in the form of a Meeting on June 20, 2008
at 10.00 a.m. (Moscow time)

Shareholder name

Shareholder account number	Votes on issue 7 in the order of business

ISSUE # 7: Approval of the transactions concerned, which can be concluded in future in the normal course of business by Irkut Corporation.

ACTION:

7.1. As for the transactions with OJSC "Bank VTB" and its affiliates:

1. Approve the transactions (credit contracts, contracts of warranty, bank guarantee contracts, contracts of pledge, contracts for purchase bills of exchange of OJSC "Bank VTB", lease contracts), which cam be concluded by Irkut Corporation with OJSC "Bank VTB", OJSC "VTB-Leasing" and VTB Bank Europe plc in future in the normal course of business by Irkut Corporation for the period until next Annual General Meeting with the **following significant conditions:**

1.1. Parties of the transactions:

- creditor, bailee, warranter, giver of bill – OJSC "Bank VTB";
- creditor, bailee, warranter – VTB Bank Europe plc
- lessor – OJSC "VTB-Leasing";
- borrower, pledger, principal, bail granter, lessee, taker of bill, giver of bill –Irkut Corporation.

1.2. Parties concerned – open joint stock company "Integrated Aircraft Engineering Corporation" and open joint stock company "Suhkoy" Company".

1.3. Ceiling amount for the transactions – 500,000,000 (five hundred million) USD inclusive.

1.4. Currency for financial obligations – USD, Rubles and Euro.

1.5. Period of loans, warranties, warranties and settle of bills – up to 10 years;

1.6. Credit interest rates, extent of interest on bill amount – not more than 11.0 per cent per annum; commission fee for issue if warrants not more than 2 per cent per annum;

2. OJSC "Bank VTB" is entitled to unilaterally increase the interest rate in its discretion, including that specified in 1.6 of the present action.

3. Authorize the Sole Executive Body to determine other characteristics of the transactions in accordance with powers, defined by the Articles of Association together with the internal documents of Irkut Corporation.

Attention:

A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Voting option	Mark	Number of votes
FOR		
AGAINST		
ABSTAIN		

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Mark	
☐	Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out in accordance with the instructions of depositary securities holders
☐	Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder

The Ballot without signature is found invalid

7.2. As for the transactions with Sberbank of Russia:

1.Approve the following transaction, which can be concluded between Irkut Corporation and Sberbank of Russia in future in the normal course of business by OJSC "Irkut" Corporation" for the period until next annual General Meeting:

- **credit transactions**, including contracts for opening of revolving and nonrevolving credit lines and credit contracts. Total ceiling amount to which during the specified period credit transactions in rubles and other currency can be concluded – equivalent 900 million USD (conversion to rubles according to the Central Bank of the Russian Federation rate of exchange as of the contract conclusion dates);
- **agreement of direct debiting of funds from accounts** of Irkut Corporation in Sberbank of Russia in satisfaction of obligations under the credit transactions with the following significant conditions:

1.1. Parties of the transactions:

- Creditor – Sberbank of Russia;
- Borrower, beneficiary – Irkut Corporation.

1.2. Parties concerned – Open joint stock company "Integrated aircraft engineering corporation" and open joint stock company "Suhkoy" Company".

1.3. Designated purpose of the credit transactions – financing of day-to-day operations, including acquisition of moveable and immoveable assets:

- refunding of credits and loans attracted to financially support day-to-day operations;
- financing of expenditures connected with the commission contracts concluded between Irkut Corporation and Federal State Unitary Enterprise "Rosoboronexport" under contracts with foreign customers, including refunding of credits and loans attracted to financially support the specifies expenditures;
- financing of expenditures under the contracts, concluded between Irkut Corporation and associate foreign contractors, including refunding of credits and loans, attracted to financially support the specifies expenditures.
- Financing of expenditures under contracts for purchase, production and delivery of equipment, performance of the equipment installation and commissioning, carrying out of staff training and manufacturing of technological equipment.

1.4. Currency for financial obligations – USD, Rubles and Euro.
1.5. Period of loans – not more than ten years.
1.6. Attracted credits interest rate – not more than 11.0 per cent per annum.
1.7. Credit line opening fee - not exceeding 0.2 % of the credit line limit.
1.8. Credit line limit user fee – not exceeding 0.2 % per annum of the unused credit balance of the credit line.

1.9. Penalty for undue satisfaction of obligations under the contract – not more than 18% per annum.

1.10. Fee for the credit settlement without notification or without due notification: not exceeding 4% per annum.

1.11. Sberbank of Russia is entitled to unilaterally increase the interest rate in its discretion, including that specified in 7 of the present action.
1.12. Sberbank of Russia is entitled to unilaterally change the interest rate in its discretion, including that specified in 9 of the present action.
1.13. Other conditions are determined in accordance with the current credit principles of Sberbank of Russia pursuant to the bank existing procedure for credit arrangements.
1.14 Irkut Corporation is the beneficiary under the credit transactions.
1.15. Authorize the Sole Executive Body to determine other characteristics of the said transactions independently in accordance with powers, defined by the Articles of Association together with the internal documents of Irkut Corporation.

2. Approve the transactions conclusion upon provision by Irkut Corporation of warranties before Sberbank of Russia for credits of Irkut Corporation employees with the following significant conditions:

2.1.Subject of the transaction: provision of warranties by Irkut Corporation under credit contracts of Irkut Corporation employees.
2.2. Parties of the transactions: Creditor – Sberbank of Russia;
Warranter – Irkut Corporation;
Beneficiary (borrowers to satisfy the obligation of which the warranty is provided- (enclosed list).
2.3. Parties concerned – Open joint stock company "Integrated Aircraft Engineering Corporation" and open joint stock company "Suhkoy" Company".
2.4. Warranty is arranged only for credits for the purposes of investing in housing construction with withdrawal from the warranty in case of a mortgage creation (real estate mortgage) of the acquired property.
2.5. Other conditions are determined in accordance with the current credit principles of Sberbank of Russia pursuant to the bank existing procedure for credit arrangements.
2.6. Authorize the Sole Executive Body to determine other characteristics of the said transactions independently in accordance with powers, defined by the Articles of Association together with the internal documents of Irkut Corporation.

2.7. Authorize the Sole Executive Body to conclude the said transactions and sign all the documents required for the conclusion.

Attention:

A voter is entitled to choose only one option, except when voting the shares, acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

Cross out unnecessary options.

Fill in only in case of voting shares acquired (transferred) after the compilation date of the list of persons entitled to participate in the general meeting, or in accordance with instructions of depositary securities holders.

In case more than one option is put in the ballot, please, indicate the number of votes given for corresponding option and put appropriate mark. **Otherwise, the ballot will be found invalid.**

Voting option	Mark	Number of votes
FOR	☐	
AGAINST	☐	
ABSTAIN	☐	

Mark	
	Voting is carried out in accordance with the instructions of buyers of the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out under the proxy, issued in respect to the shares transferred after the compilation date of the list of persons entitled to participate in the general meeting
☐	Voting is carried out in accordance with the instructions of depositary securities holders
☐	Voting is carried out by a portion of shares due to sale of the shares portion after the compilation date of the list

Shareholder signature (proxy of a shareholder)

The Ballot is to be signed by a shareholder
The Ballot without signature is found invalid

Location of the Meeting – Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovlev", Leningradskiy prospect 68, 125315, Moscow.
Registration time – June 20, 2008 at 9.00 a.m. (Moscow time).
Meeting time – June 20, 2008 at 10.00 a.m. (Moscow time).
Mail address to which the filled in ballots are to be sent:
OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow
Ballots dead time – June 17, 2008.

Attachment to ballot # 1
of the Annual General Meeting
of Irkut Corporation

Irkut Corporation
Balance Sheet as of December 31, 2007.

	As of the beginning of the accounting period	As of the end of the accounting period
ASSET	(thousand rubles)	
Fixed assets		
Total fixed assets	10,331,116	12,398,504
Current assets		
Total current assets	31,360,097	39,992,030
TOTAL ASSETS	41,691,213	52,390,534
LIABILITIES		
CAPITAL AND RESERVES		
Total capital and reserves	7,518,979	11,300,729
LONG-TERM OBLIGATIONS		
Total long-term obligations	16,184,644	17,511,872
SHORT-TERM OBLIGATIONS		
Total short-term obligations	17,944,964	23,577,933
TOTAL LIABILITIES	41,691,213	52,390,534

Full version of the Balance Sheet see on Irkut Corporation web-site.

*Short-term debts receivable, debts receivable and retained revenues as of December 31, 2006 and January 1, 2007 do not coincide as there was a re-estimation made in accordance with the Accounting Rules #3/2006.

Revenue and loss statement for 2007.

	For the accounting period	For the same period of previous year
Revenue and expenses during normal course of business		
Sales revenue (net) from goods, products, works and services (net of VAT, excise taxes and similar mandatory payments)	30,877,789	16,882,501
Prime-cost of the goods, products, works and services	(21,142,720).	(9,955,332).
Gross revenue	9,735,069	6,927,169
Business expenses	(2,834,037).	(2,590,795).
Management expenses	(2 002 889).	(1 812 494).
Sales revenue (loss)	4,898,143	2,523,880
Other revenues and expenses		
Interest receivable	273,319	137,353
Interest payable	(1,853,171).	(1,659,169).
Revenue from participation in other organizations	3,661	6,919
Other revenues	56,232,768	40,806,213
Other expenses	(54,373,769).	(40,274,248).
Revenue (loss) before taxation	5,180,951	1,540,948
Deferred tax assets	(274,957).	(36,526).
Deferred tax liabilities	(35,683).	(446,676).
Current revenue tax	(931,971).	(52,020).
Tax sanctions	(39,215).	115,979
Net revenue (loss) of the accounting period	3,899,125	1,121,705
FOR REFERENCE ONLY. Permanent tax liabilities (assets)	(817)	165,395

Allocation of net revenue for 2007

Recommended by the Board of OJSC "Irkut "Corporation" (Minutes #9, dated May 19, 2008)
to be approved at the Annual General Meeting Irkut Corporation on June 20, 2008.

Index	**rub.**
Net revenue	3,899,125,156.22
Allocated for:	
1. Reserve funds	14,691,265.80
2. Dividends on the basis 0.14 rubles per ordinary registered share	136,938,425.68
3. Development fund **including:** payouts of remuneration and compensations to the Board and Audit Commission members	3,747,495,464.74 42,170,000.00

Attachment to
ballots 1, 2 and 3 of the Annual General Meeting
of JSC "Irkut" Corporation"

List of candidates
(Approved by the Board of Irkut Corporation,
Minutes #6, dated March 05, 2008)

for President of Irkut Corporation:

#	Name	Position
1.	Oleg Fedorovich Demchenko	President of Irkut Corporation"

for the Board of Irkut Corporation:

#	Name	Position
1.	Nikolay Bagratovich Arutyunov	Head of Analytical Department of "N-C-H Advisors, Inc." Company Moscow Representative office
2.	Valeriy Borisovich Bezverhkniy	Executive vice-president for corporate development of OJSC "OAK"
3.	Alexander Alexeevich Veprev	CEO of Irkutsk aircraft plant – subsidiary of Irkut Corporation
4.	Vadim Igorevich Vlasov	CEO of JSC "EDAS"
5.	Oleg Fedorovich Demchenko	President of Irkut Corporation"
6.	Alexander Nikolaevich Klementyev	Deputy CEO for marketing of OJSC "Suhkoy" Company"
7.	Vladimir Vasilyevich Kovalkov	Vice-president for production and cooperation of Irkut Corporation
8.	Evgeniy Vladimirovich Lyamtsev	Vice-president of JSC "Rosbank managing company"
9.	Andrey Vladimirovich Morozov	Moscow Representative office of "N-C-H Advisors, Inc." Company – Legal Department Head
10.	Maxim Valeryevich Petrov	Director of General Counsel's Office of OJSC "OAK"
11.	Mihkail Aslanovich Pogosyan	CEO of OJSC "Suhkoy" Company", First vice-president for coordination of OJSC "OAK" projects
12.	Andrey Andreevich Slivchenko	Director of Corporate Finance Department of OJSC "OAK"

13.	Sergey Victorovich Chemezov	CEO of GK "Rostehknologii"
14.	Andrey Vladimirovich Cherkashin	Director of Department for Technology Development and Suppliers of OJSC "OAK"
15.	Alexey Innokentyevich Fedorov	President of OJSC "OAK"

for Audit Commission of Irkut Corporation:

#	Name	Position
1.	Ludmila Borisovna Baykeeva	Executive head of subsidiaries reporting sector under IFRS of Irkut Corporation
2.	Sergey Nikolaevich Konosov	Deputy Director of Corporate Management Department of OJSC "OAK"
3.	Inna Sergeevna Lyzina	Head of Corporate Development and Property Management Department of OJSC "Suhkoy"
4.	Roman Victorovich Romanovskiy	Deputy Director for corporate finance of OJSC "OAK"
5.	Vladimir Victorovich Smolko	Director of Economical Planning Department of OJSC "OAK"
6.	Dmitriy Nikolaevich Chirkin	Director of Accounting, Tax and Audit Department of OJSC "OAK"

ATTACHMENT
to the Ballot 3 of the Annual General Meeting
of Irkut Corporation, June 20, 2008

Changes and amendments
of Articles of Association of Irkut Corporation

Moscow May 15, 2008

1. **Article 2 item 2.3:**

- subitem 31 revised version: "Carriage by air of:
cargoes;
passengers";

- subitem 34 revised version: "Flight operations activity:
aircraft equipment maintenance and repair;
process and analysis of the flight data, including on-line operation transmitting the results, including coordinate information, to the operator on a real time basis;
medical services during flights and medical certification of the aircraft personnel;
personnel training;
aircrafts parking;
landing and takeoff";

- subitem 35 revised version: "Operation of airports:
provision of aircraft fuel for flights;
quality control for aircraft fuels and lubricants;
airport supporting;
electric and light technical support;
pilot and navigation support;
aircraft engineering support;
radio technical support and aircraft electrical communication;
air traffic servicing (control);
servicing of passengers, luggage, mail and cargoes;
search and rescue support of flights;
emergency support of flights;
fire protection support of flights;
metrological support;
meteorological support";

- add subitem 49: "Aircraft safety activities on Irkutsk-2 aerodrome (Eastern)";

- add subitem 50: "Avert unlawful acts as for civil aircraft activities on Irkutsk-2 aerodrome (Eastern)";

- add subitem 51: "Other activities not prohibited by the Russian Federation legislation".

2. Article 6 item 6.2 in the first paragraph the second sentence is to be finished with: "Unless otherwise provided by items 3 and 4 of Article 39 of the Federal Law "On Joint Stock Companies".

3. Article 7 item 7.1 the first sentence is to be changed for the following new ones: "The Company is entitled to place one or several types of preferred registered shares in addition to the outstanding stock. The decision on an increase of the capital stock by placing additional shares can be taken simultaneously with the decision on introduction of corresponding provisions regarding the authorized shares to the Articles of Association".

4. Article 9 item 9.1 subitem 4 revised version: "privileged acquisition of additional shares and equity securities, placed by subscription and converted to shares in the proportional amount to the shares of that category (type) belonging to them, and in the order and under conditions, provided by the Federal Law " On Joint Stock Companies".

5. Article 13 item 13.6 in the first paragraph in the second sentence the words and digits "65 (Sixty five)" are to be changed to "85 (Eighty five)".

6. Article 16 item 16.2. paragraph 2 revised version: "In case the term of powers of the Counting board of the Company expires or the number of its members becomes less than 3 (three), as well as if less than 3 (three) members of the Counting board of the Company are present to perform their duties as the Counting board of the Company, the Registrar of the Company can be involved."

7. Article 18: item 18.3:
subiteme 5 the sentence is to be finished with the following phrase: " Unless otherwise provided by items 3 and 4 of Article 39 of the Federal Law "On Joint Stock Companies".
subiteme 13 omit the following: "and representation offices".

8. Article 22:
- item 22.1 add new sentence: "Operation of the Audit Commission as the leading unit of the internal control system is based primarily on planning considering operation of other units of that system."
- item 22.4 the second sentence is to be finished with the following: "and employee of financial and economical service, accounting department and internal audit subdivision. The Audit Commission members normally should possess knowledge in the field of financial and economical activities monitoring."

9. Article 25:
- item 25.10 in the first paragraph in the sentence after the words: "(according to the depot invoice)" add "or from the moment, when that person had found out or should have found out the fact, that he/she independently or jointly with his/her affiliates possessed the said number of those shares,";
- item 25.11 in the second sentence after the words "affiliates" add "are not believed to be voting shares and".

10. Article 27:
- item 27.6 subiteme 14 the word "emission" is to be changed for "securities";
- item 27.10 in the second paragraph the words "prospectus for shares issue" are to be changed for "securities prospectus."

This Draft was reviewed and recommended by the Board of OJSC "Irkut "Corporation" (Minutes #9, dated June 20, 2008) for approval at the Annual General Meeting of Irkut Corporation on June 20, 2008.

ATTACHMENT
to ballot 4 of the Annual General Meeting
of JSC "Irkut" Corporation", dated June 20, 2008

List
of beneficiaries (borrowers, to ensure the obligations performance of which the guarantee is provided) of the transaction upon provision of guarantee by Irkut Corporation" before Sberbank of Russia for debts of Irkut Corporation" employees

#	Name
1.	Vyacheslav Anatolyevich Kuz'min
2.	Svetlana Valerievna Zhigalova
3.	Mihkail Borisovich Guzhevnikov
4.	Nadezhda Vladimirovna Ivanova
5.	Anna Mihkaylovna Potapova
6.	Sergey Petrovich Makarov
7.	Marina Nikolaevna Kuznetsova
8.	Lubov' Evgenyevna Markeeva
9.	Sergey Pavlovich Provotorov
10.	Olga Nikolaevna Buglak
11.	Alexander Vladimirovich Volkov
12.	Mihkail Alexandrovich Zhdanov
13.	Evgeniya Viniaminovna Zhdanova
14.	Irina Olegovna Komarova
15.	Alexander Arkadyevich Gilev
16.	Victor Vladimirovich Zyryanov

Annual General Shareholders' Meeting of **Irkut Corporation**
Instructions to The Bank of New York, as Depositary
(Must be received prior to 5:00 p.m. EST on June 13, 2008)

CUSIP: # 46271W104 (US ISIN: US46271W1045)

Owners of record as of the close of business on Record date **May 10, 2008**, of Level-I American Depositary Receipts Irkut Corporation, issued under the Deposit Agreement dated as of September 17, 2004, among (the "Company"), The Bank of New York, as Depositary, and the Owners of the American Depositary Receipts issued thereunder, are hereby notified that The Bank of New York, as Depositary, has received a Notice of the Annual General Meeting of Shareholders to be held on **June 20, 2008** in Moscow, Russia.

Pursuant to Section 4.07 of the Deposit Agreement, Owners of American Depositary Receipts are entitled, subject to any applicable provision of the laws of the Russian Federation and of the Charter of the Company, to instruct The Bank of New York, as Depositary, as to the exercise of the voting rights, if any, pertaining to the amount of Shares or other Deposited Securities represented by their respective American Depositary Shares. Upon the written request of an Owner on such record date, received on or before 5:00 p.m. (New York time) on **June 13, 2008**, The Bank of New York, as Depositary, shall endeavor, insofar as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by the American Depositary Shares evidenced by such Receipt in accordance with the instructions set forth in such request. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the Shares or other Deposited Securities, other than in accordance with such instructions.

Recommendations of the Board of Directors of NPK "IRKUT" on the items on the agenda

Item 1. **Approve Annual Report, Annual Accounts (including income and loss statements and loss accounts) of Irkut Corporation" as well as allocation of profit amounting to 3,899,125,156.22 rubles including dividends payout (announcement) of Irkut Corporation**

□ FOR
□ AGAINST
□ ABSTAIN

Item 2. Election to Irkut Corporation Board

Important: The election of the Board is conducted by cumulative voting, which allows proportionate representation of Shareholders on the Board. Each Shareholder should multiply the number of voting shares that it holds by 11 (the number of directors to be elected to the Board out of the 15 nominated candidates) and either allocate all of these votes to one nominee or distribute this total number of votes among 2 or more of the nominees proposed to be elected to the Board. Each Shareholder should vote on this Item 2 by writing the number of votes allocated to each of the nominees selected by him in the appropriate box, provided that the sum of votes given to the nominees selected by the Shareholder may not exceed the total number of votes (Depositary Receipts held times 11).

2	Name of nominee proposed to be elected to the Board of Directors	Number of votes cast for each nominee
1.	Nikolay Bogratovich Arutyunov	
2.	Valeriy Borisovich Bezverhkniy	
3.	Alexander Alexeevich Veprev	
4.	Vadim Igorevich Vlasov	
5.	Oleg Fedorovich Demchenko	
6.	Alexander Nikolaevich Klementyev	
7.	Vladimir Vasilyevich Kovalkov	
8.	Evgeniy Vladimirovich Lyamtsev	
9.	Andrey Vladimirovich Morozov	
10.	Maxim Valeryevich Petrov	
11.	Mihkail Aslanovich Pogosyan	
12.	Andrey Andreevich Slivchenko	
13.	Alexey Innokentyevich Fedorov	
14.	Sergey Victorovich Chemezov	
15.	Andrey Vladimirovich Cherkashin	
16.	Against on all Candidates	
17.	Abstain on all Candidates	

(See other side of card for Items 3-6 and required signature)

Item 3. Elect to Irkut "Corporation Audit Commission

1)	Ludmila Borisovna Baykeeva	☐ **FOR**	☐ **AGAINST**	☐ **ABSTAIN**
2)	Sergey Nikolaevich Konosov	☐ **FOR**	☐ **AGAINST**	☐ **ABSTAIN**
3)	Inna Sergeevna Lyzina	☐ **FOR**	☐ **AGAINST**	☐ **ABSTAIN**
4)	Inna Sergeevna Lyzina	☐ **FOR**	☐ **AGAINST**	☐ **ABSTAIN**
5)	Vladimir Victorovich Smolko	☐ **FOR**	☐ **AGAINST**	☐ **ABSTAIN**
6)	Dmitriy Nikolaevich Chirkin	☐ **FOR**	☐ **AGAINST**	☐ **ABSTAIN**

Item 4. **Approve CJSC** The auditing company **"Gorislavtsev and Co. Audit" as an Auditor of Irkut Corporation.**

☐ **FOR**
☐ **AGAINST**
☐ **ABSTAIN**

Item 5. **Elect Mr. Oleg Fedorovich Demchenko as a President of Irkut Corporation.**

☐ **FOR**
☐ **AGAINST**
☐ **ABSTAIN**

Item 6. **Approval of changes and amendments to** Irkut Corporation**Charter**

☐ **FOR**
☐ **AGAINST**
☐ **ABSTAIN**

Item 7. **Approval of transactions with the interested party and which can be made in the future**

☐ **FOR**
☐ **AGAINST**
☐ **ABSTAIN**

Instructions must be received prior to 5:00 p.m. EST on June 13, 2008 to be valid

DATE: ______________________

____
SIGNATURE OF ADR HOLDER

____
SIGNATURE OF CO-OWNER

PLEASE SIGN, DATE AND RETURN THIS PROXY CARD IN THE POSTAGE PAID ENVELOPE PROVIDED AS SOON AS POSSIBLE TO ENSURE YOUR VOTE IS RECEIVED IN TIME TO BE COUNTED AT THE MEETING. The Voting Instruction must be signed by the person in whose name the ADR is registered on the books of the Depositary. In the case of a corporation, the voting instruction must be signed by a duly authorized Officer or Attorney.

APPROVED
by the Minutes #9 of
the Board Meeting
of OJSC "Irkut "Corporation"
dated May 19, 2008

II.

Irkut Corporation

Moscow **May 16, 2008**

DEAR SHAREHOLDERS!

The Board of directors of Irkut Corporation, located Novoalexeevskaya 13, bld. 1, 129626 Moscow, notifies the shareholders about the Annual General Meeting (hereinafter referred to as the Meeting), which will take place on June 20, 2008, at 10.00 a.m. (Moscow time) in Moscow, in the form of joint presence of the shareholders to discuss issues in the order of business and take decisions regarding issues for voting with prior submission of the voting ballots.

The Meeting will be conducted at the following place: Conference hall, OJSC "Experimental Design Bureau named after A.S. Yakovlev", Leningradskiy prospect 68, 125315, Moscow.

Order of business:

1. Approve Annual Report, Annual Accounts (including income and loss statements (income and loss accounts) of Irkut Corporation as well as allocation of profit including dividends payout (announcement), but excluding profit which was allocated as dividends in the first quarter, six months and nine months of 2007 and losses of Irkut Corporation in 2007.
2. Election of Irkut Corporation Board members.
3. Election of Irkut Corporation Audit Commission members.
4. Approve Auditor of Irkut Corporation.
5. Election of Irkut Corporation President.
6. Approval of changes and amendments of Irkut Corporation Articles of Association.
7. Approval of the transactions concerned, which can be concluded in future in the normal course of business by Irkut Corporation.

List of persons, entitled to participate in the Meeting, was compiled according to the Register of registered shareholder of Irkut Corporation as of May 10, 2008.

Registrar – OJSC "Registrar R.O.S.T." (Stromynka 18, bld. 13, Moscow).

Mail address to which the filled in ballots are to be sent: OJSC "Registrator "R.O.S.T.", POB 9, Stromynka 18, bld. 13, 107996 Moscow.

The ballots submitted to OJSC "Registrar R.O.S.T." on June 17, 2008, before 05.00 p.m. at Moscow time will be considered when counting the votes.

Those shareholders, whose filled ballots are received by the Registrar at the designated date, will be considered the Meeting participants.

Registration time: 09.00 a.m. at Moscow time in the office of OJSC "Experimental Design Bureau named after A.S. Yakovlev".

The Meeting participant should bring a passport, voting ballots and, for a shareholder proxy – a proxy and/or proxy documents entitling or confirming the right of that person to act on behalf of a shareholder without a proxy.

All the shareholder information (materials), which is to be provided to shareholders before the Meeting, including Attachments to the Ballots 3 and 4, see 30 days before the Meeting at the official web site of the Company www.irkut.com in section "For Investors"/"Shareholders" and at the Corporate Secretariat located at:

Leningradskiy prospect 68, 125315, Moscow;

Grazhdanskaya 74, 664020, Irkutsk.

Additional information is available by calling tel./fax: (495)-777-2101; (3952)-32-23-83; tel.(3952)-56-67-98, (3952) 56-68-31.

REPORTS OF IRKUT CORPORATION REVISION COMMISSION AND THE AUDITOR

CONCLUSION OF THE REVISION COMISSION OF JSC "IRKUT CORPORATION" FOR THE 2007

Revision commission of JSC "Irkut Corporation" is ruled by the federal law N 208-FZ dated December 12, 1995 "On Joint-Stock Companies", Charter of JSC "Scientific Production Corporation "Irkut" (hereafter – Company), Regulation on Revision commission, confirmed by the shareholder's meeting of the Company.

At the year-end the Revision commission has checked accounting, carried out financial analysis of the Company.

Examination of the financial and business operations of the company has shown:

- Financial and business operations of the Company is carried out in accordance with active legislation and Charther of the company;
- There are no any failures in accounts and accounting policy, which could considerably influence on financial results of the Company's activity;
- Dividens are paid in accordance with the Russian legistlation.

Revision commission carried out sampling audit of the results of the routine inventory for 2007 on accounts with buyers and customers, on budget and customers settlements, on financial assets and on inventory of property of the Company, namely: fixed assets, assets under construction, goods and materials. The results of sampling audit have detected inessential failures and errors.

Examination of annual financial statements has shown:

- Maintenance of accounting records and preparation of accounting statements carried out in accordance with requirements of the Russian accounting and taxation regulations and Accounting policy of the Company for 2007;
- Annual accounting statement is fully drawn up in the forms, confirmed by Accounting policy of the Company for 2007;
- Profit and loss statement is carried out on the basis of earnings from sale and actual expenditures on manufacture and is confirmed by relevant documents.

Examination of accounting statement for 2007 has shown that the Company reached the exact level of financial stability, that guarantee the ability of the Company to carry out its activity within more than 12 month and repay its obligations.

According to the results of the Revision commission of the Company there is a conclusion that all data in the annual accounting statement are true in all existent aspects. The Revision commission offers to the shareholder's meeting of the Company **to confirm presented annual accounting statement for 2007.**

Chairman of the Revision commission
of Irkut Corporation — Ivanova N.V.

April 04, 2008

AUDITORS' REPORT
ON FINANCIAL (ACCOUNTING) STATEMENTS

To

Shareholders of Joint Stock Company "Scientific Production Corporation "IRKUT"

The Auditor

Name: CJSC "Gorislavtsev and Co Audit"

Location: bld,.2, 17, B.Nikitskaya str., Moscow, 103009, Russia

State registration: Certificate of registration No. 000565 series VD issued on October 27, 1997 by Moscow Registration Chamber, registration No. 001.205.133; Certificate of making an entry to the Uniform State Register of Legal Entities series 77 No. 00721832, issued by the Department for Moscow of Ministry of Taxation of the Russian Federation, date of making an entry – December 18, 2002 under primary state registration No. 1027700542858.

License: Auditor's license No. E 003461 dated March 04, 2003 issued by the RF Ministry of Finance, valid for 5 years. License term is prolonged till March 4, 2013.

License for operation using information classified as state secret, series B 359446, registration N 9929 dated February 15, 2007, issued by Department for Moscow and Moscow Region of Federal Security Service of Russia. License term is till January 19, 2010.

CJSC "Gorislavtsev and Co.Audit" is an active member of non-profit partnership "Institute of Professional Auditors" since March 19, 2002, certificate N 183, dated March 19, 2002, issued by non-profit partnership "Institute of Professional Auditors".

Certificate of quality of audit services N 156, issued by non-profit partnership "Institute of Professional Auditors", valid from December 19, 2007 till December 19, 2010, according to the decision of Quality committee of IPAR, dated December 19, 2007.

Audited entity

Name: Open Joint Stock Company "Scientific Production Corporation "IRKUT"

Location: bld.1, 13, Novoalekseevskaya str., Moscow, 129626, Russia

State registration: Tax Office of the Federal Tax ServiceN 17 for North-East district of Moscow, series 77 N 003842050, dated February 2, 2004.

We have audited the enclosed financial (accounting) statement of JSC "Scientifie Production Corporation "Irkut" January 01, 2007 through December 31, 2007.

Financial (accounting) statement of JSC "Scintific Production Corporation "Irkut"consists of:

- The balance sheet (form N 1);
- Profit and loss account (form N 2);
- Capital flow account (form N 3);
- Cashflow statement (form N 4);
- Enclosure to the statement sheet (form N 5);
- Report on proper use of funds received (form N 6);
- Notes to the balace sheet and profit and loss account.

The Executiv body of JSC "Scientific Production Corporation "Irkut" is responsible for preparing and presentation of these financial (accounting) statements. Our duty is to express an opinion, based on our audit, on whether these statements are reliable and accurate in all materials respects and whether the accounting procedures comply with the laws of the Russian Federation.

Audit is conducted in accordance with the Federal law N 119-FZ of August 07, 2001 "About Auditing Activities" and federal rules (standarts) of auditing activities, stated by the Government resolution N 696 of September 23, 2002, other auditing activity regulations and internal auditing standard and methods.

The audit was planned and performed so as to obtaine reasonable assurance about whether the financial (accounting) statements are free of material misstatement.

The audit was performed on a test basis and included test-based examination of evidence, confirming indexes in financial (accounting) statements and disclosure the information about financial and business operations, an assessment of compliance with the accounting principles and rules applicable to preparation of the financial (accounting) statements, and significant estimates made by management of the audited entity, as well as evaluating the financial (accounting) statements presentation.

We believe that the audit presents reasonable cause for our opinion on whether the financial (accounting) statements are truthful and accurate and whether the accounting procedures comply with the laws of the Russian Federation.

In our opinion the financial (accounting) statements of JSC "Scientitic Production Coporation "Irkut" provide in all material respects a true and fair view of the financial position as for December 31, 207 and the financial and business results January 01, 2007 through December 31, 2007 in compliance with the requirements of the Russian laws applicable to preparation of financial (accounting) statements.

Our audit was regulated by the Federal law "On accounting" N 129-FZ dated November 21, 1996, regulation on accounting and accounting report in the Russian Federation, approved by the order of the Finance Ministry of the Russian Federation N 34n, dated July 29, 1998, regulation on accounting "Accounting statements of organization", approved by the order of the Finance Ministry of the Russian Federation N 43n, dated July 06, 1999, the order of the Finance Ministry of the Russian FederationN 67n, dated July 22, 2003 "On forms of the accounting statements of organization".

21 April, 2008

General Director M.M.Klopotovskaya

Audit Leader E.P.Trofimenko

Auditor's qualification certificate N 040434 issued by the Finance Ministry of the Russian Federation (based on the Minute N 101 dated December 25, 2001 of the Central Attestation and Licencing Auditing Commission of the Ministry of Finance of the Russian Federation) for an indefinite period.

Tied, numbered and stamped  pages in total.

Corporate finance Vice-President
Irkut Corporation, JSC


IRKUT
ИРКУТ

_______________ D.V.Polevshchikov